 Exhibit 99.1
2021 Annual Report

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:
1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:
1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:
1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

2021 Annual Report
Fairfax Corporate Performance
(in US$ millions, except as otherwise indicated)(1)
	Book value per share(2)	Closing share price(1)	Revenue	Net earnings (loss)	Total assets	Invest- ments	Net debt(5)	Common share- holders’ equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(3)
1985	1.52	3.25(4)	12.2	(0.6)	30.4	23.9	−	7.6	5.0	(1.35)
1986	4.25	12.75	38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37	86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00	112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75	108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00	167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25	217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00	237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25	266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00	464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00	837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00	1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00	1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00	2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50	3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50	4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00	3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11	5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11	5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24	5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00	5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67	6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00	7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00	7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00	6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99	5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01	7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55	8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11	5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78	10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
2015	403.01	656.91	9,580.4	567.7	41,529.0	29,016.1	2,075.6	8,952.5	22.2	23.15
2016	367.40	648.50	9,299.6	(512.5)	43,384.4	28,430.7	3,438.2	8,484.6	23.1	(24.18)
2017	449.55	669.34	16,224.6	1,740.6	64,090.1	39,255.4	4,057.2	12,475.6	27.8	64.98
2018	432.46	600.98	17,757.7	376.0	64,372.1	38,840.6	4,929.8	11,779.3	27.2	11.65
2019	486.10	609.74	21,532.8	2,004.1	70,508.5	39,004.6	6,257.4	13,042.6	26.8	69.79
2020	478.33	433.85	19,794.9	218.4	74,054.0	43,171.4	7,584.6	12,521.1	26.2	6.29
2021	630.60	622.24	26,467.9	3,401.1	86,645.4	53,022.8	6,306.8	15,049.6	23.9	122.25
Compound annual growth
	18.2%	15.7%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; Per share amounts are in US dollars; Shares outstanding are in millions.

(2)
Calculated as common shareholders’ equity divided by common shares effectively outstanding.

(3)
IFRS basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(4)
When current management took over in September 1985.

(5)
Calculated as total debt less holding company cash and investments (net of derivative obligations).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.
Insurance and Reinsurance
Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2021, Northbridge’s net premiums written were Cdn$2,403.0 million (approximately US$1,917 million). At year-end, the company had statutory equity of Cdn$1,975.3 million (approximately US$1,564 million) and there were 1,719 employees.
Odyssey Group, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance and specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2021, Odyssey Group’s net premiums written were US$4,849.4 million. At year-end, the company had shareholders’ equity of US$5,363.8 million and there were 1,243 employees.
Crum & Forster, based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2021, Crum & Forster’s net premiums written were US$2,689.3 million. At year-end, the company had statutory surplus of US$1,853.3 million and there were 2,456 employees.
Zenith National, based in Woodland Hills, California, is primarily engaged in the workers compensation insurance business in the United States. In 2021, Zenith National’s net premiums written were US$713.0 million. At year-end, the company had statutory surplus of US$708.1 million and there were 1,441 employees.
Brit, based in London, England, is a market-leading global Lloyd’s of London specialty insurer and reinsurer. In 2021, Brit’s net premiums written were US$1,998.3 million. At year-end, the company had shareholders’ equity of US$1,912.1 million and there were 854 employees.
Allied World, based in Pembroke, Bermuda, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2021, Allied World’s net premiums written were US$3,907.8 million. At year-end, the company had shareholders’ equity of US$4,794.8 million and there were 1,474 employees.
Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2021, Falcon’s net premiums written were HKD 556.7 million (approximately US$72 million). At year-end, the company had shareholders’ equity of HKD 776.0 million (approximately US$100 million) and there were 63 employees.
Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2021, Pacific’s net premiums written were MYR 296.9 million (approximately US$72 million). At year-end, the company had shareholders’ equity of MYR 500.6 million (approximately US$120 million) and there were 413 employees.
AMAG Insurance, based in Indonesia, writes all classes of general insurance in Indonesia. In 2021, AMAG’s net premiums written were IDR 650.2 billion (approximately US$45 million). At year-end, the company had shareholders’ equity of IDR 2,963.5 billion (approximately US$208 million) and there were 746 employees.
Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2021, Fairfirst’s net premiums written were LKR 6,324.0 million (approximately US$32 million). At year-end, the company had shareholders’ equity of LKR 7,718.1 million (approximately US$38 million) and there were 954 employees.
Singapore Re, based in Singapore, underwrites general property and casualty reinsurance in the Asian region. In 2021, Singapore Re’s net premiums written were SGD 90.3 million (approximately US$67 million). At year-end, the company had shareholders’ equity of SGD 297.5 million (approximately US$221 million) and there were 71 employees.
Fairfax Central and Eastern Europe
Colonnade Insurance, based in Luxembourg, writes general insurance through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania and through its Ukrainian insurance company. In 2021, Colonnade Insurance’s net premiums written were US$175.1 million. At year-end, the company had shareholders’ equity of US$126.5 million and there were 545 employees.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2021, Polish Re’s net premiums written were PLN 531.1 million (approximately US$138 million). At year-end, the company had shareholders’ equity of PLN 340.3 million (approximately US$84 million) and there were 49 employees.
Fairfax Ukraine, which comprises ARX Insurance and Universalna, primarily writes property and casualty insurance in Ukraine. In 2021, Fairfax Ukraine’s net premiums written were UAH 4,582.6 million (approximately US$168 million). At year-end, the company had shareholders’ equity of UAH 1,627.3 million (approximately US$60 million) and there were 1,103 employees.
Fairfax Latin America
Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2021, Fairfax Brasil’s net premiums written were BRL 646.2 million (approximately US$120 million). At year-end, the company had shareholders’ equity of BRL 521.8 million (approximately US$94 million) and there were 231 employees.
Fairfax Latam, based in Miami, writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay. In 2021, Fairfax Latam’s net premiums written were US$234.4 million. At year-end, the company had shareholders’ equity of US$130.7 million and there were 912 employees.
Eurolife General
Eurolife General, based in Greece, writes general insurance in Greece and Romania. In 2021, Eurolife General’s net premiums written were €47.7 million (approximately US$56 million). At year-end, the company had shareholders’ equity of €68.3 million (approximately US$78 million) and there were 229 employees.
Insurance and Reinsurance – Other
Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2021, Bryte Insurance’s net premiums written were ZAR 4.1 billion (approximately US$280 million). At year-end, the company had shareholders’ equity of ZAR 2,272.4 million (approximately US$142 million) and there were 864 employees.
Group Re primarily constitutes the participation by CRC Re, Wentworth and Connemara (all based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as third party reinsurers. Group Re also writes third party business. In 2021, Group Re’s net premiums written were US$332.9 million. At year-end, the Group Re companies had combined shareholders’ equity of US$522.7 million.
Life Insurance and Run-off
Eurolife, based in Greece, writes primarily life insurance in Greece and Romania. In 2021, Eurolife’s net premiums written were €180.0 million (approximately US$213 million). At year-end, the company had shareholders’ equity of €450.2 million (approximately US$512 million) and there were 192 employees.
The Resolution Group (TRG), based in Manchester, New Hampshire, manages run-off businesses in the U.S. under the RiverStone name. At year-end, TRG/RiverStone had shareholders’ equity of US$376.1 million and there were 332 employees.
Other
Fairfax India Holdings is a Toronto Stock Exchange-listed investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. At year-end, the company had shareholders’ equity of US$1,477.3 million.
Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.
Notes:
(1)
All of the above companies are wholly owned except for 90.0%-owned Odyssey Group, 86.2%-owned Brit, 70.9%-owned Allied World, 85.0%-owned Pacific Insurance, 78.0%-owned Fairfirst Insurance, 80.3%-owned AMAG Insurance, 70.0%-owned Fairfax Ukraine, 80.0%-owned Eurolife and Eurolife General, and Fairfax India Holdings (94.3% voting control, 34.4%-owned).

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)
The foregoing lists all of Fairfax’s operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 43.7% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region, a 47.1% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 41.2% interest in Falcon Insurance (Thailand), a 45.3% interest in Digit (a digital insurance company in India) and a 7.3% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To our Shareholders:
We had the best year in our history in 2021 as the world began to return to normalcy. We earned a record $3.4 billion* and our book value per share increased by 34.2% (adjusted for the $10 per share dividend) to $631 per share. At $23.8 billion, our gross premiums grew by 25.4% or $4.8 billion – essentially all organic and the most in any one year in our history. It took us 18 years from our inception to write $4.8 billion in annual gross premiums, while in 2021 our premiums increased by that in one year! The 25% growth is perhaps the highest among the top 25 P&C companies in the world and we rank in that august group.
The S&P 500 came roaring back in 2021 with a 29% return and the rotation to value continued. As Ben Graham said a long time ago, the “renaissance of value” has begun – but only just begun. Our investment net gains were a record $3.4 billion: as I have said many times – we like lumpy!
Since we began in 1985, 36 years ago, our book value per share has compounded by 18.9% (including dividends) annually while our common stock price has compounded by 16.9% (including dividends) annually.
Here’s how our insurance companies performed in 2021:
	Underwriting Profit	Combined Ratio	Catastrophe Losses	Combined Ratio Excluding Catastrophe Losses	Increase in Gross Premiums 2021 vs 2020
Northbridge	$202	89%	2%	87%	23%
Odyssey Group	92	98%	10%	88%	29%
Crum & Forster	102	96%	4%	92%	20%
Zenith	83	88%	0%	88%	9%
Brit(1)	56	97%	17%	80%	34%
Allied World	226	93%	9%	84%	25%
Fairfax Asia	20	92%	2%	90%	27%
Other insurance and reinsurance	20	99%	1%	98%	24%
Consolidated	$801	95%	7%	88%	25%

(1)
Excluding Ki, Brit’s increase in gross premiums was 17%.

All of our major insurance and reinsurance companies had a combined ratio below 100% for a consolidated combined ratio of 95% despite significant catastrophe losses of  $1.1 billion or 7.2 combined ratio points. Because of diversification and the size of our company, we were able to absorb catastrophe losses in excess of  $1 billion and still have a combined ratio below 100%. And with very strong reserving! As you can see, all of our major insurance/reinsurance companies (except Zenith) had exceptional growth, mainly because of significant rate increases. Year over year premium growth accelerated as the year went on, as shown below, principally as a result of rate increases:
First Quarter	Second Quarter	Third Quarter	Fourth Quarter
17%	27%	25%	32%
In 2021, Zenith and Northbridge won the combined ratio sweepstakes with a combined ratio of 88% and 89% respectively. And Northbridge grew 23%!
Odyssey had the most growth at 29% and had a combined ratio of 98% in spite of Hurricane Ida, European floods and U.S. winter storms.
At $226 million, Allied World had the most underwriting profit and grew 25% in 2021. We purchased Allied World in 2017 when it had a gross written premium base of  $3 billion; in 2021, Allied World wrote $5.8 billion, virtually double the premiums when we bought it. It is now our largest company (nip and tuck with Odyssey).

*
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated. Certain of the performance measures and ratios in this letter do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies. See the Glossary of Non-GAAP and Other Financial Measures in the MD&A (MD&A Glossary) and the Appendix to Chairman’s Letter to Shareholders (Appendix) for details.

In spite of major catastrophe losses in 2021, Brit had a combined ratio of 97% (excluding Ki, its innovative follow only syndicate which began business in 2021, its combined ratio was 95%). Matthew Wilson, the President of Brit, took ill late last year. He is undergoing treatment and we expect him to be back in 2022. Please keep him in your thoughts and prayers. We were fortunate that Martin Thompson, the former President and CEO of RSA Canada, had joined us and we named him the interim CEO of Brit while Mark Allan, who is doing an outstanding job, is building Ki – more on Ki later.
Crum & Forster had an outstanding year also with a combined ratio of 96% and growth of 20% to $3.7 billion in gross premiums, a far cry from the $750 million when we purchased it in 1998.
Fairfax Asia, with a helping hand from the acquisition of Singapore Re, grew 27% and had a combined ratio of 92%.
These results were due to the outstanding Presidents and management teams we have at each of our decentralized companies (23 in total). We list them here for you and the tenure of each of the Presidents.
Company	President	Years with Fairfax	Years with the Company
Northbridge	Silvy Wright	28	28
Odyssey Group	Brian Young	26	26
Crum & Forster	Marc Adee	22	22
Zenith	Kari Van Gundy	12	26
Brit	Matthew Wilson	7	22
Allied World	Lou Iglesias	5	10
Falcon (Hong Kong)	Chiu Furmen	1	1
Pacific (Malaysia)	Gobi Athappan	21	7
AMAG (Indonesia)	Pakaj Oberoi	5	5
Fairfirst (Sri Lanka)	Sandeep Gopal	2	2
Singapore Re	Phillippe Mallier	25	1
Bryte (South Africa)	Edwyn O’Neill	5	9
Colonnade (CEE)	Peter Csakvari	7	7
Polish Re	Jacek Kugacz	13	26
ARX Insurance (Ukraine)	Andrey Peretyazhko	2	16
Universalna (Ukraine)	Oleksiy Muzychko	2	13
Fairfax Brasil	Bruno Camargo	12	12
Southbridge Colombia	Marta Lucia Pava	5	15
Southbridge Chile	Fabiana de Nicolo	5	7
Southbridge Uruguay	Marcelo Lena	5	22
La Meridional (Argentina)	Juan Luis Campos	5	7
Eurolife (Greece)	Alex Sarrigeorgiou	5	18
RiverStone	Nick Bentley	24	24

Fairfax Insurance Group	Andy Barnard	26
Fairfax Asia	Ramaswamy Athappan	19
Fairfax Latam	Fabricio Campos	5
Fairfax International	Bijan Khosrowshahi	12
We owe our Presidents and management teams a huge debt of gratitude for their results and also for maintaining our fair and friendly Fairfax culture in all our companies. I want to particularly thank Andy Barnard who has been instrumental in building our global insurance business over the past 12 years.
As I mentioned to you last year, Odyssey Group completed 25 years with Fairfax in May 2021. Brian Young commissioned a book entitled “Enduring Momentum – The First 25 Years as a Fairfax Company”. It is a wonderful read and all attending in person at our AGM this year will be given a copy.
Throughout 2020 and 2021, I stated publicly that the market price of Fairfax shares was ridiculously cheap. We were able to take advantage of this opportunity and on December 29, 2021, we successfully completed a substantial issuer bid, purchasing and cancelling 2 million shares at a price of  $500 per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To fund this purchase, while maintaining a rock solid financial position, we sold 10% of Odyssey Group to OMERS and CPPIB for $900 million. OMERS has been a great partner of ours and we consider CPPIB as another great long term partner.
Through the above-mentioned substantial issuer bid and other share buybacks, we have reduced our shares outstanding by 11% over the last two years, from 26.8 million at the end of 2019 to 23.9 million at the end of 2021. The table below shows you how our significant increases in gross premiums written, float, investment portfolio and shareholders’ equity are magnified on a per share basis as a result of this reduction in outstanding shares:
	2019	2021	% Change
Shares outstanding	26.8	23.9	-11%

	($ billions)
Gross premiums	16.9	23.8	41%
Float	22.4	27.8	24%
Investment portfolio	39.0	53.0	36%
Shareholders’ equity	13.0	15.1	15%

Per Share	($)
Gross premiums	630	997	58%
Float	834	1,166	40%
Investment portfolio	1,454	2,222	53%
Shareholders’ equity	486	631	30%
I mentioned this to you in last year’s annual report but it bears repeating. We have had a wonderful partnership with Kipco in the ownership of Gulf Insurance Group (GIG) in Kuwait. GIG is run by Khaled Saoud Al- Hasan, until just recently under the chairmanship of Faisal Al-Ayyar, the CEO of Kipco. GIG had $1.8 billion (including four months of AXA Gulf) in premiums in 2021, more than 3 times the premiums in 2010 when we became a partner (our interest is 44%). Khaled has an outstanding track record with an average combined ratio of 95%, with excellent reserving. As mentioned last year, GIG acquired AXA Gulf  (now GIG Gulf) on September 7, 2021, which had $1 billion in premiums in 2021 and a combined ratio of 93%. The new GIG, operating in 13 countries with $2.6 billion in gross premiums, will be a force to be reckoned with. Paul Adamson and his team have done an outstanding job at AXA Gulf. From Fairfax, Bijan Khosrowshahi, Jean Cloutier and Quinn McLean have been very involved in the success of our partnership with GIG. It is with great regret that I have to announce that our partner, Faisal Al-Ayyar, has recently retired after a stellar 30+ year career with Kipco. He has been a wonderful friend and partner to Fairfax and myself and we will miss him greatly. We wish Faisal and his family much happiness and good health in his retirement. Sheikha Dana is the new CEO of Kipco and our partner at GIG. We look forward to working with her in the years to come.
Digit, under Kamesh Goyal, continued its exceptional performance in 2021 as a start-up (five years ago), with gross premiums expected to be up 50% to $700 million for the year ending March 2022. Recently, Kamesh raised $200 million, valuing Digit at $3.5 billion – the first unicorn in India in 2021. Unlike many unicorns, Digit is already profitable. As you will see later, this capital raise, including Sequoia (awaiting regulatory approval) and Wellington among its investors, contributed $1.5 billion to our net gains in 2021. More to come we think!
Ki, Brit’s partnership with Blackstone, had a fantastic year in 2021 under Mark Allan’s leadership, writing nearly $400 million in gross premiums in its very first year. There is no question that Ki’s digital platform works and it expects to write $800 million in 2022 with a combined ratio below 100%. Ki had the fastest start-up in Lloyd’s history.
We were very pleased to purchase the remaining 72% of Singapore Re. Brought to us by Mr. Athappan, who is the Chairman, we first invested in Singapore Re in 2009, so we knew the company very well. It is with deep sadness that we announce that Theresa Wee, the CEO of Singapore Re, lost her health battle late in the year. Theresa had been with Singapore Re for more than three decades and her loyalty, hard work and leadership built Singapore Re into the company it is today. Philippe Mallier is taking over as President and CEO – Philippe has been with Odyssey Group for 25 years and will remain CEO of its Latin America division. He will work closely with Mr. Athappan. We are very excited about this move as it will help link our North American operations with our Asian operations. Mr. Athappan, Brian Young and Andy Barnard have made this happen.

After 36 years, here’s what our insurance business looks like worldwide:
Fairfax Worldwide Insurance Operations as at December 31, 2021
			Gross Premiums Written
	Ownership	Country		% of Total	Combined Ratio	Investment Portfolio
Northbridge	100%	Canada	$2,122	9%	89%	$4,187
Odyssey Group	90%	United States	5,551	23%	98%	11,669
Crum & Forster	100%	United States	3,705	16%	96%	5,774
Zenith	100%	United States	718	3%	88%	1,728
Allied World	71%	Bermuda	5,794	24%	93%	10,739
North America			17,890	75%	94%	34,097
Brit	86%	United Kingdom	3,222	14%	97%	5,514
Falcon	100%	Hong Kong	90	0%	99%	192
Pacific	85%	Malaysia	137	1%	92%	177
AMAG	80%	Indonesia	144	1%	93%	179
Fairfirst	78%	Sri Lanka	64	0%	97%	52
Singapore Re(1)	100%	Singapore	100	0%	62%	317
Asia			534	2%	92%	916
Fairfax Brasil	100%	Brazil	322	1%	95%	175
SouthBridge Colombia	100%	Colombia	175	1%	99%	131
SouthBridge Chile	100%	Chile	337	1%	93%	91
SouthBridge Uruguay	100%	Uruguay	15	0%	98%	13
La Meridional	100%	Argentina	199	1%	100%	72
South America			1,047	4%	96%	483
Bryte	100%	South Africa	388	2%	105%	284
Colonnade (CEE)	100%	Luxembourg	214	1%	94%	280
Polish Re	100%	Poland	146	1%	99%	215
Fairfax Ukraine	70%	Ukraine	181	1%	97%	109
Eurolife General(1)	80%	Greece	36	0%	99%	159
Group Re	100%	Barbados	138	1%	98%	833
Other International			1,102	5%	99%	1,879
Other(2)						10,286
Consolidated Insurance Companies			23,796	100%	95%	53,176
Gulf Insurance (MENA)(3)	44%	Kuwait	1,818		94%	2,422
BIC	35%	Vietnam	127		95%	208
Digit	49%(6)	India	659		115%	1,075
Falcon	41%	Thailand	92		98%	48
Non-consolidated Insurance Companies(4)			2,696		100%	3,754
Total(5)			$26,493		95%	$56,930

(1)
From date of consolidation

(2)
Includes Eurolife’s life insurance, Run-off and other investments in associates

(3)
$2.6 billion gross premiums including full year of GIG Gulf

(4)
Based on 100% level

(5)
Numbers may not add due to rounding

(6)
74% upon conversion of securities, once regulatory approval is received

As the table shows, everything included, we have $26.5 billion in gross premiums with an investment portfolio of $56.9 billion. Our size now ranks us in the top 25 property and casualty companies in the world. While we have never been focused on size, compounding and time (36 years) have resulted in our having built one of the premier

FAIRFAX FINANCIAL HOLDINGS LIMITED

insurance businesses in the world – but fully decentralized and run by our Presidents! Our decentralized approach is a unique advantage we have and one that will further bear fruit as we encourage cooperation among our companies. We have forgone cost synergies for having highly empowered entrepreneurial insurance companies – nimble, team-oriented and responding quickly to their respective customers. This is why we had 25% growth in gross premiums in 2021. We are excited about our future prospects!
The $24 billion gross premiums of our consolidated insurance companies is generated through over 200 profit centres across the group. Each profit centre is focused on a unique set of customers, geographies or products that benefit through market leadership, product knowledge and the ability to provide excellent customer service. These profit centres also facilitate transparency when Andy Barnard and Peter Clarke monitor the insurance operations. Empowerment thrives at Fairfax.
North America now accounts for 75% of the $23.8 billion business of our consolidated insurance companies; Brit (Lloyd’s market), 14%; Asia, 2%; and Latin America, 4%. Outside North America and Europe, the insurance markets are very underpenetrated and in the future we expect significant growth from our companies there.
As this letter goes to print, we would be remiss if we did not mention the brutal invasion of Ukraine by Russia. We have $181 million or 1% of our consolidated premiums in Ukraine. While it is small, we are very concerned about our more than 1,000 employees in that country. Rest assured we will do everything we can to ensure their safety. Our thoughts and prayers are with our employees, their families and the people of Ukraine.
In 2021, all our consolidated worldwide insurance companies had a combined ratio less than 100% except for Bryte in South Africa; excluding some remaining COVID-19 losses, it had a combined ratio of 98%.
Here’s how our gross premiums (on a consolidated basis) per share have compounded since we began in 1985:
	Gross Premiums Written
	$ millions	$ per share
1985	17	3
1990	81	15
1995	920	104
2000	3,722	284
2005	5,516	310
2010	5,361	263
2015	8,331	375
2020	18,979	725
2021	23,796	997
Our gross premiums per share increased by 38% in 2021, reflecting our 2 million share buyback. This is not exactly right because we did sell 10% of Odyssey Group and have other minority interests – but we have the right to buy each of these back over time!
This is perhaps a good time to mention that, during 2010 – 2016 (seven lean years!) because of hedging losses, our book value per share was essentially flat after paying a $10 per share dividend annually. However, during that period our gross premiums per share increased from $255 to $405 (or by 59%) – only one of the reasons why we think our intrinsic value increased significantly during that period.
As we mentioned last year, over the years we have made common stock investments pursuant to which we have significant ownership positions in a number of individual names. Although the returns can be lumpy, these holdings have served us well over the years – especially on sale. The downside of larger ownership positions is that the accounting rules for these holdings are somewhat confusing! As we did last year, we find it useful to separate these common stock holdings into three buckets. Generally, for positions where we hold less than a 20% economic interest and no control, we mark to market; where we have an economic interest of 20% or more but no control (these holdings are called associates), we equity account; and where we have control or an economic interest above 50%, we consolidate. I hope that the following table and commentary will help to break through the difficulties of understanding the value of our investments resulting from the accounting rules and to provide a better understanding of the value of our investments.

Below is a table of our largest holdings in each of the above buckets. The table shows you for each bucket, as at December 31, 2021, the shares we own and the per share and total carrying values and market values of those shares. At year-end, the total market value of these common stock holdings exceeded their total carrying value by $346 million.
Common Stock Holdings as at December 31, 2021
	Shares	Ownership	Carrying Value per Share	Share Price	Carrying Value	Market Value
	(millions)		($)	($)
Common Stocks – Mark to Market
Stelco	13.0	17%	32.47	32.47	$422	$422
BlackBerry(1)(3)	44.9	8%	9.35	9.35	420	420
Commercial International Bank(3)	103.4	5%	3.32	3.32	343	343
Kennedy Wilson(3)	12.9	9%	23.88	23.88	307	307
Foran Mining(2)	55.6	23%	1.98	1.98	110	110
Mytilineos	3.7	3%	17.17	17.17	64	64
Micron Technology	0.7	0%	93.12	93.12	64	64
Alphabet	0.0	0%	2,897.00	2,897.00	40	40
Franklin Resources	1.0	0%	33.47	33.47	33	33
Other					1,826	1,826
Common stocks					3,630	3,630
Limited partnerships					1,864	1,864
Total Mark to Market					5,494	5,494
Common Stocks – Equity Accounted (Associates)
Eurobank Ergasias(3)	1,194.1	32%	1.09	1.01	1,298	1,210
Atlas(2)(3)	90.7	37%	10.16	14.17	922	1,286
Quess	44.6	30%	11.03	11.52	492	514
Resolute Forest Products(3)	24.8	32%	11.14	15.23	276	377
Helios Fairfax Partners(3)	35.3	34%	5.84	3.20	206	116
Exco Resources(3)	—	43%	—	—	195	267
Peak Achievement	—	43%	—	—	141	181
Kennedy Wilson partnerships	—	—	—	—	125	125
Astarta(3)	7.1	28%	14.66	10.33	104	73
Other					357	391
Total Associates					4,117	4,542
Common Stocks – Consolidated
Recipe(3)	22.6	38%	21.60	14.01	489	317
Fairfax India(3)	42.5	30%	10.46	12.60	444	535
Thomas Cook India	248.2	67%	1.02	0.80	254	259
Farmers Edge	25.7	61%	7.39	2.50	190	64
Dexterra Group	31.8	49%	3.69	6.76	117	215
Boat Rocker Media	25.3	45%	4.35	5.36	110	136
Other					178	178
Total Consolidated					1,783	1,704
Total Common Stock Holdings					$11,394	$11,740

(1)
Excludes 48 million shares from convertible bonds

(2)
Excludes 16 million and 31 million warrants of Foran Mining and Atlas, respectively

(3)
Excludes shares controlled and directed through our asset value note from the sale of RiverStone Barbados

It is important to recognize that, because our common stock investments are shown on our balance sheet at their carrying values, for publicly traded common stocks in both the second and third buckets it is only on sale that their market values will be reflected on our balance sheet. By showing the above tables to you on a regular basis, you

FAIRFAX FINANCIAL HOLDINGS LIMITED

can mark to market the great majority of our common stock positions – up and down! Additionally, remember, it is only in the long term that stock prices reflect underlying intrinsic values.
When you compare carrying values to market values at the end of 2021, market values exceed carrying values by $346 million: a $425 million excess for equity accounted associates and a $79 million deficit for consolidated investments, which may be temporary since it reflects the impact of the pandemic on tourism (Thomas Cook India) and restaurants (Recipe). More on Farmers Edge in the section on Investments.
We discuss our investments in more detail in the section on Investments. We see huge potential from our common stock investments over time.
The table below shows the dollar and percentage contribution (the percentage is of our approximately $48 billion in average total investment portfolio) of the various components to our investment return in 2021:
Interest and dividends	$641	1.3%
Share of profit of associates	402	0.8%
Net gains on common stocks	2,312	4.8%
Net losses on bonds	(261)	(0.5)%
Other net gains	1,352	2.8%
	4,446	9.2%
Excluding Digit	$2,956	6.1%
Our interest and dividend income continued to drop from $880 million in 2019 to $769 million in 2020 to $641 million in 2021, reflecting declining interest rates and the fact that we have 50% of our investment portfolio in cash and short term investments. During 2021, we sold $5.2 billion in corporate bonds, mainly acquired in March/April of 2020, at a yield of approximately 1%, for a gain of  $253 million. At the end of 2021, our fixed income portfolio, inclusive of cash and short term treasuries, which effectively comprised 72% of our investment portfolio, had a very short duration of approximately 1.2 years and an average rating of AA-. Rising rates in 2021 resulted in a small unrealized bond loss of  $261 million. During the last two years, we were able to invest $1.6 billion in first mortgages with Kennedy Wilson at an average rate of 4.5%, with an average term of three years.
After the stock market crash in March/April 2020, we added approximately $1.1 billion in common stocks. We have sold these positions for a gain of  $620 million or 56%.
Share of profit of associates of  $402 million includes our share of profits of Eurobank ($162 million), Resolute Forest Products ($76 million), Atlas ($70 million) and Gulf Insurance ($56 million), partially offset by our share of losses of Atlas Mara ($57 million) and Exco Resources ($41 million).
Net gains on common stocks of  $2.3 billion in 2021 consisted of gains on Stelco, BlackBerry and BDT. Net gains on common stock included realized gains on the sale of IIFL Wealth and IIFL Finance (we continue to hold both through Fairfax India) Other net gains included preferred shares in Digit of  $1.5 billion.
Total return in 2021 was $4.4 billion or 9.2%. Excluding Digit, the total return was $3.0 billion or 6.1%.
Below is, once again, a table that shows, for successive periods over our 36 years of operations, the compound growth in our book value per share (including dividends paid) together with the average combined ratio and total return on investments:
	Compound Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1985-1990	57.7%	106.7%	10.4%
1991-1995	21.2%	104.2%	9.7%
1996-2000	30.7%	114.4%	8.8%
2001-2005	(0.7)%	105.4%	8.6%
2006-2010	24.0%	99.9%	11.0%
2011-2016	2.1%	96.0%	2.3%
2017-2021	13.1%	98.2%	5.7%

Our growth in book value consists of two major variables – the combined ratio of our insurance companies and the total return on our investment portfolio. Our insurance businesses have produced on average a combined ratio below 100% for the last 16 years. Our investments are in many outstanding businesses that will produce excellent results for years to come. Our investment results went through a dip in 2011 to 2016 (really 2010 to 2016) because of our hedging losses. That is behind us (and will never again be repeated) and our returns should continue their comeback to historical levels – but lumpy!
India
Mr. Modi continues to focus on improving the quality of life and enhancing the ease of living for the people of India. After he got elected for his second term in May 2019, he said that in the next five years he would ensure clean tap water for the 192 million families – i.e. 980 million population – living in rural India. He put Mr. Bharat Lal, who as it happened was in charge of bringing tap water to every home in Gujarat when Mr. Modi was first elected Chief Minister of that state, in charge of planning and implementing this $51 billion five-year program called Jal Jeevan Mission. When Mr. Lal began this project in August 2019, fewer than 17% – 32 million – of the households had clean tap water. In spite of the COVID-19 pandemic, two and a half years later, now more than 92 million households have assured tap water supply, thus changing the lives of people – particularly women and children. Prime Minister Modi and Mr. Lal are well on their way to accomplishing the impossible. We wish them well. Also about four months ago, Mr. Modi created the Infrastructure Bank (a private bank funded by the government) and appointed Mr. K.V. Kamath as CEO. K.V. Kamath, some of you will remember, built ICICI Bank from a development bank to the most dynamic and innovative bank in India (they were our partner at ICICI Lombard). With Mr. Kamath’s dynamism, the Infrastructure Bank, which is being run as a private bank, will help increase India’s infrastructure at a faster pace as well as help with privatizations which the government has embarked on. We continue to believe India is the single biggest opportunity for investors in the next decade.
The table below shows our investments in India and how they have performed up to December 31, 2021:
	Date of Initial Investment	Ownership	Cost	Fair Value at December 31, 2021	Compound Annualized Return
Thomas Cook India	Aug 2012	66.8%	$313	$259	10.6%(1)
Fairfax India	Jan 2015	36.9%	469	657	5.6%
Digit	Feb 2017	49.0%	154	2,464	114.2%
Quess	Dec 2019	30.0%	335(2)	514	28.2%
Other			279	251
			$1,550	$4,145
Fairfax India’s investments
Bangalore International Airport	Mar 2017	54.0%	$653	$1,372	17.7%
IIFL companies(3)	Dec 2015		312	693	19.3%
Sanmar Chemicals	Apr 2016	42.9%	199	421	17.7%
CSB Bank	Oct 2018	49.7%	170	228	11.0%
Seven Islands	Mar 2019	48.5%	84	106	9.1%
NCML	Aug 2015	89.5%	188	84	-13.2%
Fairchem Organics	Feb 2016	52.8%	30	155	45.9%
National Stock Exchange	Jul 2016	1.0%	27	111	33.4%
Saurashtra Freight	Feb 2017	51.0%	30	47	10.3%
Maxop	Nov 2021	51.0%	30	30	—
Other			72	101	24.9%
			$1,795	$3,348

(1)
Includes dividends received ($11 million) and spinoff of Quess ($330 million)

(2)
Cost shown for Quess represents its market value on December 5, 2019, the date it was spun off from Thomas Cook India.

(3)
IIFL companies include IIFL Finance, IIFL Wealth, IIFL Securities and 5paisa.

Just when India was getting through the COVID-19 crisis in April 2021, the Delta variant hit the country. It was a very serious situation as there were no beds (or doctors and nurses) for the many thousands of people that got the Delta variant. Many passed away. To provide assistance, we joined many businesses in India, domestic and foreign, by contributing $1 million to the PM Cares Fund, created a 150-bed COVID-19 care centre at Bangalore International

FAIRFAX FINANCIAL HOLDINGS LIMITED

Airport, donated six oxygen generation plants to the government hospitals and provided a variety of other financial support. Since then, the government has embarked on a massive vaccination program and over 75% of the adult population has been fully vaccinated. India’s vaccination program is the largest in the world, with a goal of attaining a vaccination rate of 80% – 90% of the population.
Yet in 2021, India continued to be an attractive investment destination with $74 billon in FDI (foreign direct investment). As well, India has rapidly emerged as a top ranked nation for start-ups, next only to the U.S. and China. India created 40 unicorns in 2021. The number of internet users in India has expanded to 825 million, providing unlimited opportunity to Indians irrespective of caste or creed!
Since Fairfax India began, it has completed investments in eleven companies and exited one (13 currently, as one has split into four listed entities), all sourced and reviewed by Fairbridge, Fairfax’s wholly-owned sub-advisor in India. Fairbridge does outstanding work under the excellent leadership of CEO Sumit Maheshwari, supported by its Director Anish Thurthi, Vice President Sheetal Sancheti and analysts Jinesh Rambhia and Ramin Irani. Fairfax India’s Mauritius subsidiary, FIH Mauritius Investments, ably led by its CEO Amy Tan, supported by its senior manager Vishal Mungur and its independent Board of Directors, is an integral part of the investment process. Also, since Fairfax India began, Deepak Parekh, both as a trusted advisor and a member of the Board of Directors, has provided it with invaluable advice on almost all of its transactions.
All of Fairfax India’s investments are in outstanding companies with a history of strong financial performance, led by founders and management who are not only excellent but also adhere to the highest ethical standards.
The crown jewel (and largest) of Fairfax India’s investments, constituting by fair value at December 31, 2021 more than 1/3 of its investments, continues to be Bangalore International Airport (BIAL) run by Hari Marar, who aims to make it one of the best airports in the world. As discussed last year, Fairfax India created Anchorage, a holding company for its BIAL investment, with OMERS as a partner for 11.5%. Anchorage will be Fairfax India’s holding company for airports and infrastructure investments in India and Fairfax India expects to take it public in the near future.
Please read Chandran Ratnaswami’s letter to shareholders in the Fairfax India annual report for a lot of information on Fairfax India’s investee companies. Some highlights from his letter to shareholders follow.
Sanmar, managed by Vijay Sankar, had an outstanding year in 2021. Sanmar’s revenue grew 88% over the previous year to $1.3 billion. EBITDA grew by 123% to $276 million and profit before tax turned around from a loss in 2020 to a profit of  $92 million.
In 2021, Sanmar decided to take its Chemplast Sanmar subsidiary public to reduce debt significantly in the holding company and in its subsidiaries. Vijay has made our investment financially very strong and we expect our 43% ownership of Sanmar to be very valuable in the future.
Under the leadership of Mr. C.V.R. Rajendran, who has been the CEO of CSB Bank (CSB) for the last five years, the bank continues to make excellent progress on its transformative journey which began with the recapitalization of the bank that was enabled by Fairfax India’s investment. 2021 was the best year ever for CSB.
Despite the pandemic-driven volatility in business sentiment and activity and high levels of system liquidity which constrained opportunities for lending, CSB made excellent progress in its key performance measures in 2021, with loan advances growth of 11% and deposits growth of 7% (including lower cost current and savings accounts (CASA) growth of 22%). Net interest income grew 37% and the loan to deposit ratio improved from 74% to 77%. In addition, the yield on loans improved to 11.2% from 10.9%, CASA improved to 34.6% from 30.4% of total deposits, net interest margin (NIM) improved to an industry leading 5.3% from 4.4% and the cost of deposits reduced to 4.4% from 5.4%. It is likely that NIM will moderate to around the 4% level.
In spite of these improvements, gross non-performing assets (NPA) increased to 2.6% from 1.8%, net NPAs increased to 1.4% from 0.7% and the provision coverage ratio decreased from 91% to 83%. In 2021, CSB’s revenue increased by 22% to $195 million, its net income increased 63% to $66 million from $40 million in 2020 and its capital adequacy ratio was 20.6%.
These exceptional results are the result of Mr. Rajendran’s relentless pursuit of his objective of transforming CSB by focusing on profitability, productivity, efficiency and asset quality.
For health reasons, Mr. Rajendran is retiring in March 2022. We wish him and his family well in his retirement. We owe him a huge debt of gratitude. Pralay Mondal is now the Deputy Managing Director of CSB and will take charge as interim CEO. We are very excited about the long term prospects of CSB.

The demerger of Privi Speciality Chemicals and Fairchem took place in August 2020. After Fairchem’s demerger from Privi, Fairfax India owned a 67% stake in Fairchem for an investment since inception of  $38 million. In November 2021, Fairfax India sold 14% of Fairchem for $46 million, recouping more than its entire investment while still owning 53% of Fairchem valued at $155 million on December 31, 2021. In early 2021, the founder of Privi, Mahesh Babani, decided to buy Fairfax India’s 49% position in Privi for $165 million, realizing a gain of $132 million for Fairfax India and an annual compound rate of return of 27% over the approximate 4.5 year life of its investment. Mahesh has built a wonderful business and we wish him much success in the future.
I am pleased to inform you that after a hiatus of about two and a half years, Fairfax India completed two acquisitions within a short span of time.
First, in November 2021, Fairfax India acquired 51% of Maxop Engineering (Maxop) from its founder Shailesh Arora and his family for $30 million, and it will buy a further 16% in September 2022. Maxop is a precision aluminum diecasting and machining solution provider for aluminum die cast components used by the automotive and industrial sectors, with customers in India, Asia, North America and Europe. Based in New Delhi, it operates four plants in Manesar and two plants in Jaipur.
Shailesh, who is a passionate first-generation entrepreneur and hands-on operator, chose to enter into this transaction because he recognized Fairfax India as a long term partner with an excellent reputation which would let him run the business independently, allowing him to take advantage of the long runway for growth that lies ahead for this business, especially with customers in North America and Europe.
Then in February 2022, Fairfax India acquired 70% of Jaynix Engineering (Jaynix) for $33 million. Jaynix is a manufacturer of non-ferrous (primarily aluminium) electrical neutral bars, lugs, connectors and assemblies and is a Tier 1 supplier to major electrical original equipment manufacturers such as Schneider, Eaton and Siemens in North America and Europe.
Jaynix was founded in 2008 by two brothers and engineering graduates, Nikhil Diwakar and Ninad Diwakar, in Nashik, Maharashtra. Jaynix is now headquartered in Vadodara, Gujarat and operates with three manufacturing plants (one in Vadodara and two in Nashik).
Nikhil and Ninad are passionate hands-on operators, with Nikhil focused on commercial business development efforts and Nikhil on engineering and production. They will continue to drive the business and stay invested with a significant minority stake.
Given the global movement to diversify supply sources, Fairfax India believes that Maxop and Jaynix have significant growth opportunities with existing and new customers, particularly in North America and Europe, and that with Fairfax India’s support each of them can be built into a world class leader in the engineered components manufacturing industry.
While the book value per share of Fairfax India is $19.65, we believe that the underlying intrinsic value is much higher. Fairfax India has taken the opportunity over the last four years to buy back 14.4 million shares for $191 million or an average price of  $13.26 per share, including the 7.0 million shares it bought in 2021 through a substantial issuer bid for $105 million or an average price of  $14.90 per share. Recently, Fairfax purchased 5.4 million shares at $12.00 per share.
Following a difficult year in 2020 when COVID-19 caused its travel business to decline by 90% and its foreign exchange business to decline by 75%, Thomas Cook India (Thomas Cook) and we were optimistic of a recovery of travel at the commencement of 2021. However, the virulent second wave only made the expected recovery elusive, resulting in a pre-tax loss of  $46 million in 2021. Thomas Cook implemented extensive cost saving initiatives combined with enhanced automation to mitigate the drop in business and improve profitability once normalcy returns. We are happy to note that total costs were down over 50% compared to pre-pandemic levels, with Thomas Cook reporting a recovery of 53% in forex business and 27% in travel business from its pre-pandemic levels as it exited the December 2021 quarter. During 2021, Thomas Cook raised $60 million from Fairfax through optionally convertible redeemable preference shares with a 10.7% dividend yield, a seven-year tenure and an option to convert into ordinary shares of the company at 47.30 rupees per share within 18 months from the date of issuance. Approximately $40 million of the issue will be converted before the company’s March 31, 2022 financial year-end, subject to all regulatory approvals. As Thomas Cook’s business normalizes after the pandemic, we expect it to emerge stronger and more efficient, generating superior returns.
You will recall from my letter in 2014 that Thomas Cook acquired Sterling Resorts in 2014, mainly because of Ramesh Ramanathan, the CEO of the company. As you can imagine, Sterling faced difficult times in the last two years during the COVID-19-inspired lockdowns. Ramesh did a remarkable job in managing cash flow, allowing

FAIRFAX FINANCIAL HOLDINGS LIMITED

the company to stay self-sufficient throughout this period. Also, Ramesh used this time to reorient Sterling’s business model and transform it into a holiday experience company. Earlier this year, Ramesh expressed his desire to retire from Sterling to spend time with his family. We have accepted his resignation with much reluctance. We wish him and his family a very happy retirement. Vikram Lalvani, Ramesh’s COO who led business development, sales and customer engagement at Sterling since 2015, will become the CEO of Sterling in April 2022. We wish Vikram much success.
Quess, you will remember, was spun out of Thomas Cook in 2019 and had a better-than-expected outcome in 2021, emerging successfully from the ravages caused by the pandemic. While its clients and overall economic activities are still recovering from the effects of the pandemic, revenue from its operations grew 17% to $1.8 billion and profit before tax grew 52% to $50 million. Business recovery at Quess is reflective of the strong economic recovery of India. Under the leadership of chairman and founder Ajit Isaac and a long serving senior management team, Quess has emerged stronger through the pandemic, with more clients, better growth, very marginal net debt of  $14.5 million and improved free cash generation from its operations. Better times are ahead for Quess as it moves forward to the other side of the pandemic. Quess remains India’s leading integrated business services provider. With over 422,000 employees (26% growth in 2021), it is the largest domestic private sector employer in India. It has a pan-India presence along with an overseas footprint in North America, South America, the Middle East and Southeast Asia. It serves over 3,000 customers across three platforms – workforce management, operating asset management and global technology solutions.
As I mentioned last year, we have two major healthcare initiatives in India as part of our commitment to give back to the communities where we do business. Our dialysis initiative is led by Thomas Cook and its CEO Madhavan Menon, with a goal to deploy 1,000 dialysis machines at 250 district hospitals across the country. We will soon surpass 700 machines purchased and installed, which are helping provide access to free or subsidized high quality dialysis nearer to home for India’s poorest. We plan to complete the deployment of the full 1,000 dialysis machines over the next couple of years. Under the leadership of Ajit Isaac and our Chandran Ratnaswami and helped by our close relationship with SickKids Hospital in Toronto, one of the best in the world, we are also funding a 350-bed children’s hospital (with the ability to double its bed capacity) which will be built by CMC Vellore at its new Kannigapuram campus. Architectural planning is underway, with construction expected to start towards the end of 2022; construction should take approximately three years to complete. CMC is one of the top healthcare, education and research institutes in the country, with a deep concern for the poor and vulnerable.
In 2020 we reported the purchase of 49% of Paramount Health Services – one of India’s leading third party claims administrators, specializing in the health business. Led by Dr. Nayan Shah and his team, Paramount during our first year performed excellently, with revenue up 40% to $14 million and net income of close to $1 million in 2021. With oversight by Mr. Athappan, we are very excited about Paramount’s future prospects.

As we do regularly, we show you our unconsolidated balance sheet so that you can better see where your money is invested:
	2021
Unconsolidated Balance Sheet(1)	($ billions)	($ per share)
Assets
Insurance and Reinsurance Operations
Northbridge	1.8	77
Odyssey Group	3.7	155
Crum & Forster	2.1	86
Zenith	1.0	41
Brit	1.8	78
Allied World	2.9	122
Fairfax Asia	2.6	108
Other Insurance and Reinsurance	1.1	47
Life Insurance and Run-off	0.5	19
Total	17.5	733
Non-Insurance Operations
Recipe	0.5	21
Thomas Cook India	0.3	11
Fairfax India	0.4	19
Other Non-Insurance	0.6	25
Total	1.8	76
Total consolidated operations	19.3	809
Holding company cash and investments	1.5	62
Investments in associates	0.9	40
Other holding company assets	0.7	25
Total assets	22.4	936
Liabilities
Accounts payable and other liabilities	0.7	25
Long term debt	5.3	224
	6.0	249
Shareholders’ equity
Common equity	15.1	631
Preferred stock	1.3	56
	16.4	687
Total liabilities and shareholders’ equity	22.4	936

(1)
Equity shown for the Insurance and Reinsurance Operations excludes minority interests, investments in other consolidated operations, investments at the holding company and intercompany debt.

The table shows you our insurance companies, which are decentralized and separately capitalized, with our consolidated non-insurance companies shown separately even though some of them may be held in our insurance companies’ investment portfolios.
As you can see, we have $17.5 billion ($733 per share) invested in our insurance companies – up from $15 billion ($572 per share) last year. And that is at book value – the intrinsic values are much higher in our view as we have periodically demonstrated through third party market transactions over the years.
Our consolidated non-insurance businesses (and your investment per share in them) are shown separately in the above table: they are significant, and again, in our view worth more than the amount at which they are carried on our balance sheet. As I said last year, we expect each of these non-insurance operations to generate a 15% annual return or better over the long term.

FAIRFAX FINANCIAL HOLDINGS LIMITED

So as a shareholder of Fairfax, you benefit from four sources of income – underwriting income, interest and dividend income, income from our non-insurance businesses and capital gains.
Below we update the table on our intrinsic value and stock price. As discussed in previous annual reports, we use book value as a first measure of intrinsic value.
	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	−3
1988	+31	+21
1989	+27	+25
1990	+41	−41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	−55
2000	−5	−7
2001	−21	−28
2002	+7	−26
2003	+31	+87
2004	−1	−11
2005	−16	−17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	—
2011	−3	+7
2012	+4	−18
2013	−10	+18
2014	+16	+44
2015	+2	+8
2016	−9	−1
2017	+22	+3
2018	−4	−10
2019	+12	+1
2020	−2	−29
2021	+32	+43
1985-2021 (compound annual growth)	+18.2	+15.7
The table shows, excluding dividends, the change in book value in U.S. dollars and in our stock price in Canadian dollars. As I have said before, we think our intrinsic value far exceeds our book value. As shown in the table, there have been many years when our book value has increased significantly and our stock price has gone up more: please note 1993, 1995, 1996, 1998, 2003, 2008, 2014 and now 2021. Many more such years yet to come!
Over our 36 years, excluding dividends, we have compounded book value by 18.2% annually and our stock price has compounded by 15.7% annually. Over these 36 years, there are only 67 companies of the 6,000 companies listed in 1985 on the U.S. exchanges (NYSE, NASDAQ and American) – i.e. only 1% – that have had an annual return above 15%.

For our stock price to match our book value’s compound rate of 18.2%, our stock price in Canadian dollars should be $1,335. And our intrinsic value exceeds book value, a principal reason being that our insurance companies generate huge amounts of float at no cost. This is the reason we continue to hold total return swaps with respect to 1.96 million subordinate voting shares of Fairfax with a total market value of  $968 million at year-end.
Here is how our stock price has done over the periods shown ending in 2021, compared to the TSX and S&P500 (all including dividends):
	Fairfax (CDN$)	TSX	S&P500
5 years	1.4%	10.0%	18.5%
10 years	6.0%	9.1%	16.6%
15 years	9.2%	6.5%	10.7%
20 years	9.0%	8.1%	9.5%
36 years since our inception	16.9%	8.5%	11.5%
Our long term returns have been affected by our recent stock prices as returns are very sensitive to end dates and our relative returns are affected by the huge speculation reflected in the index returns (particularly the S&P500). We made a little headway in 2021 – more to come!
Insurance and Reinsurance Operations
	Combined Ratio			Change in Net Premiums Written
	2021	2020	2019	2021 vs 2020
Northbridge	89%	92%	96%	24%
Odyssey Group	98%	95%	97%	28%
Crum & Forster	96%	98%	98%	20%
Zenith	88%	92%	85%	10%
Brit	97%	114%	97%	32%
Allied World	93%	95%	98%	30%
Fairfax Asia	92%	97%	97%	18%
Other Insurance and Reinsurance	99%	100%	102%	24%
Consolidated	95%	98%	97%	26%
Northbridge recorded over $200 million of underwriting profit in 2021, almost doubling the level of 2020. Net premiums earned grew over 25%, and its combined ratio dropped 3 points from 92% to 89%. Reserve levels remain strong, and favorable development on prior years once again contributed to the positive results. Silvy Wright and her team continue to focus on the mid-market commercial space, with extra emphasis in the commercial transportation segment. Especially gratifying for Northbridge has been the strong performance at its Federated Insurance subsidiary, which continued its improvement over the last several years, producing a combined ratio of 88%. Northbridge enters the year with strong momentum and high expectations.
With a combined ratio of 98% in 2021, Odyssey Group stretched its streak of consecutive years of positive underwriting results to ten, an enviable record in a challenging industry. Though elevated catastrophe losses, including the European floods, Hurricane Ida and U.S. winter storms, contributed 10 points to Odyssey’s loss ratio, the strength of its diversified portfolio enabled it to produce $92 million of underwriting profit. Gross premiums written grew close to 30% over the year. Growth was strong across both its insurance and reinsurance segments, as all of Odyssey’s platforms demonstrated an ability to expand during strong market conditions. In particular, Hudson Insurance Group, under Chris Gallagher, closed the year just shy of  $2.5 billion of gross premiums written and produced a combined ratio of 91%. Brian Young and his team continue to build a uniquely nimble underwriting powerhouse.
Crum & Forster enjoyed its best year yet in 2021 under Marc Adee’s stewardship, cracking the $100 million threshold in underwriting profit. Its combined ratio of 96% is a further step toward its aspiration of consistent, superior underwriting profitability. Growth at Crum was strong at 20%, once again led by the accident and health, and surplus and specialty divisions. Crum’s Seneca Insurance subsidiary produced another sterling result, with a combined ratio of 87% and an underwriting profit of  $43 million. During the year, Crum’s surety division

FAIRFAX FINANCIAL HOLDINGS LIMITED

consolidated after several years of expansion while also posting a strong result. As in 2020, Crum’s results were set back by its property business and the impact of natural catastrophes. Strong measures have been implemented to eliminate the likelihood of negative impacts in 2022.
As has been customary, Zenith posted the lowest combined ratio among our larger companies in 2021, closing the year at 88%. Favorable reserve development once again contributed materially to the 2021 result. Growth was muted in the face of competitive headwinds in the workers’ compensation field. Kari Van Gundy and her management team continue to explore opportunities to selectively expand their business model.
At Brit, the management team deserves great credit for bringing in the year at a combined ratio of 97%, absorbing another larger-than-usual level of catastrophe losses. The underlying strength of its portfolio, along with reserve releases flowing from prior years, allowed Brit to close with $56 million of underwriting profit. Along with growth in its core syndicate, Brit benefited from the successful launch of the Mark Allan-led Ki Syndicate, which recorded almost $400 million of gross premiums written in its first year of operation. Ki is the first fully automated follow only underwriter operating in the Lloyd’s subscription market. With Martin Thompson stepping in as interim CEO while Matthew Wilson takes a health-related leave of absence, Brit enters 2022 with a strong head of steam and a bright future.
Allied World in 2021 produced the highest level of underwriting income across all Fairfax companies, posting a 93% combined ratio and $226 million of underwriting profit. Under Lou Iglesias, Allied World grew its gross premiums written 25% and its net premiums earned 27%. Growth in the hardest market segments, such as director’s and officer’s liability, professional liability and cyber risk, was much more dramatic. The company is enjoying multiple benefits from its hard market expansion, including an expense and commission ratio reduction in 2021 of 3 points to 21.7%. Allied World has also been able to reduce its purchase of reinsurance, allowing its net premiums earned to grow at a faster clip. The favorable effects from Allied World’s powerful expansion in the current hard market are expected to last for years. And Lou and company see more opportunity to grow in 2022!
Our international companies also continued to advance in 2021.
Fairfax Asia produced $534 million of gross premiums and a combined ratio of 92% in 2021. Added to the fold in 2021 was Singapore Re, as we increased our ownership to assume full control. Alongside Pacific (Malaysia), AMAG (Indonesia), Fairfirst (Sri Lanka) and Falcon (Hong Kong), Singapore Re will provide a new platform for expansion. Each of our separate operating companies in Fairfax Asia achieved an underwriting profit in 2021. Mr. Athappan continues to oversee Fairfax Asia from his base in Singapore.
Fairfax Latam generated a combined ratio of 97% in 2021 and an underwriting profit of  $6 million. Operating via separate companies in Colombia, Chile, Uruguay and Argentina, Fairfax Latam is overseen by a management group in Miami led by Fabricio Campos. Each of the four companies in the group produced a combined ratio below 100%.
In Central and Eastern Europe, Colonnade enjoyed another strong year, producing a combined ratio of 94% and an underwriting profit of  $11 million. Peter Csakvari and his team, through Colonnade, have done an outstanding job of overseeing its operations in Poland, Czech Republic, Slovakia, Hungary, Romania, Bulgaria and Ukraine.
Run separately from Colonnade, our two Ukrainian companies also posted positive results. ARX Insurance, run by Andrey Peretyazhko, is the largest general insurance company in Ukraine, and produced a combined ratio of 97%. Universalna, managed by Oleksiy Muzychko, is a smaller specialty company, and it produced a combined ratio of 97% as well.
In Warsaw, Polish Re produced a combined ratio of 99%. During 2021, steps were taken to allow Polish Re to work closely with Allied World’s reinsurance arm. Jacek Kugacz continues to run the operations.
Working closely with Fairfax Latam and Colonnade, Bijan Khosrowshahi has provided valuable experience and insights that have been a significant factor in the success of these operations. Bijan, along with Jean Cloutier, has also been intimately involved with GIG in the Middle East. We own 44% of GIG, alongside Kipco. In 2021, GIG completed the acquisition of AXA Gulf, vaulting the combined operations well over the $2.5 billion gross premium mark. AXA Gulf (now GIG Gulf) will operate on a decentralized basis within GIG, and will continue to be managed by Paul Adamson. We are thrilled to welcome Paul and his colleagues into the greater Fairfax family.
Fairfax Brasil, led by Bruno Camargo, in 2021 produced another strong combined ratio of 95%, and underwriting profit exceeded $5 million. This was Bruno’s sixth straight year delivering an underwriting profit while also generating significant growth.

Eurolife, based in Athens and which we began consolidating in 2021, writes both life and non-life business in the Greek market. Led by Alex Sarrigeorgiou, the company has been a huge success for us. Eurolife posted another strong combined ratio in its non-life business of 82%, writing $74 of gross premiums for the full year.
Finally, Bryte, our business in South Africa, reported a combined ratio of 105%, attributable to lingering effects of COVID-19 losses. Excluding pandemic-related activity, the underlying portfolio of Bryte is running very well. Edwyn O’Neil and his team have a wonderful business and it is expected to return to underwriting profitability in 2022.
In addition to the companies discussed above, all of which are consolidated in Fairfax’s financial and underwriting results, we have, as mentioned earlier, significant holdings in various operations which are not consolidated. The most significant among them is the aforementioned GIG. With $1.8 billion in gross premiums written (which included GIG Gulf for only four months) and a combined ratio in the mid-90s, GIG had another very successful year. In India, Digit continued to build out its capabilities, utilizing cutting edge technology to enhance its expansion in this rapidly growing market. Expected to reach $700 million in gross premiums written in less than five years, Digit, led by CEO Kamesh Goyal, is now producing a net bottom line profit, though not yet an underwriting profit.
The tables that follow show you how our international operations (excluding North America and Brit) have grown in the last five years. The top table is at the 100% level and the bottom table is Fairfax’s share; both exclude First Capital and ICICI Lombard, which were sold during this time period.
	International Operations		Compound Growth
Based on 100% level	2016	2021	5-year
Gross premiums written	$2,434	$5,639	18%
Shareholders’ equity	2,031	4,106	15%
Investment portfolio	5,167	10,157	14%
	International Operations		Compound Growth
Fairfax’s share	2016	2021	5-year
Gross premiums written	$1,490	$3,968	22%
Shareholders’ equity	1,381	3,033	17%
Investment portfolio	2,997	7,320	20%
All of our major companies are well capitalized, as shown in the table below (further detail is provided in the MD&A):
	As at and for the Year Ended December 31, 2021
	Net Premiums Written		Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	Cdn$	2,403	Cdn$	1,975	1.2x
Odyssey Group		4,849		5,364	0.9x
Crum & Forster		3,047		1,853	1.6x
Zenith		713		708	1.0x
Brit		2,342		2,147	1.1x
Allied World		3,908		4,704	0.8x
Fairfax Asia		261		670	0.4x
On average, we are writing at 1.0 times net premiums written to statutory surplus. In the hard markets of 2002 – 2005, we wrote on average at 1.5 times. When insurance rates are rising, we expand significantly, as we did in 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The net premiums and combined ratios of our companies which we have owned since 2012, and of our major companies acquired since then, are shown in the table below:
	2012 – 2021
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 14.6	95%
Odyssey Group	28.8	92%
Crum & Forster	19.1	99%
Zenith	7.4	89%
Brit(1)	11.4	103%
Allied World(1)	12.7	101%
Fairfax Asia(2)	2.6	89%
Total	96.5	96%

(1)
Brit since acquisition on June 5, 2015, Allied World since acquisition on July 6, 2017

(2)
Fairfax Asia included First Capital until December 28, 2017.

Since we began in 1985, we have written over $200 billion in gross premiums, with a combined ratio of approximately 99.8%.
The table below shows the average annual reserve redundancies for the past ten years (business written from 2011 onwards) for our companies which we have owned since 2011:
2011 – 2020
Average Annual Reserve Redundancies
Northbridge	11%
Odyssey Group	11%
Crum & Forster	2%
Zenith	19%
Fairfax Asia(1)	18%

(1)
Fairfax Asia included First Capital until December 28, 2017.

The table shows you how our reserves have developed for the ten accident years prior to 2021. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A and in the Annual Financial Supplement for the year ended December 31, 2021 which is available on our website www.fairfax.ca.
As a reminder, RiverStone, our run-off group, manages essentially all our latent reserves for the group – some going back over 30 years. 2021 was a challenging year, with continued development on asbestos claims as well as recent emerging claims such as molestation and opioids. Given the nature of these claims, the results can be lumpy, with significant uncertainty around the eventual exposures and potential outcomes. Nick Bentley and his experienced team resolved a number of major exposures during the year and continue to do an outstanding job mitigating future exposures. RiverStone has not entered into any traditional third party run-off acquisitions over the last number of years but continues to make some small, very successful captive insurance deals. Crum & Forster took advantage of RiverStone’s expertise during 2021, entering into a loss portfolio transfer on prior year loss reserves. RiverStone continues to grow its third party administrator business, providing an additional revenue stream while redeploying its experienced and valuable personnel. The team continues to deliver significant value and savings from its dedicated focus and best in class experience.

We have updated the float table that we show you each year for our insurance and reinsurance companies:
Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	$3	$22	(11.6)%	9.6%
•
•
•
2011	(754)	11,315	6.7%	3.3%
•
•
•
2021	801	24,321	(3.3)%	1.9%

Weighted average last ten years			(2.1)%	2.1%
Fairfax weighted average positive financing differential last ten years: 4.2%
Float is essentially the sum of loss reserves, including loss adjustment expense reserves, insurance contract payables and unearned premium reserves, less insurance contract receivables, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. This no cost float is perhaps one of Fairfax’s biggest assets and will be a key reason for our success in the future. In 2021, our underwriting profit was a record $801 million and our “cost of float” was a 3.3% benefit. In the past ten years, the largest benefit we had was 5.5% in 2015, which corresponded to a combined ratio of 90% and an underwriting profit of  $705 million.
Over the last ten years, our float has cost us nothing (in fact it provided an average benefit of 2.1% per year) while during that time, it cost the Government of Canada an average 2.1% per year to borrow for ten years – our advantage over the Government of Canada of 4.2% per year is the highest for any ten-year period. Our float of $27.8 billion at the end of 2021 is a huge advantage for the future. Think of it as negative interest rates! Every 1% additional benefit would provide approximately $280 million of income, or $12 pre-tax per share.
The table below shows you the breakdown of our year-end float for the past five years:
	Insurance and Reinsurance								Total Insurance and Reinsurance
Year	Northbridge	Odyssey Group	Crum & Forster	Zenith	Brit	Allied World	Fairfax Asia	Other		Run-off	Total
	($ billions)
2017	1.8	4.5	2.9	1.2	3.1	5.5	0.2	1.2	20.4	2.5	22.9
2018	1.7	4.7	2.9	1.2	2.8	5.1	0.2	1.1	19.7	3.0	22.7
2019	1.9	5.1	3.0	1.1	3.0	5.1	0.3	1.1	20.6	1.8	22.4
2020	2.1	5.9	3.3	1.1	3.2	5.7	0.3	1.1	22.7	1.6	24.3
2021	2.5	6.8	3.4	1.1	3.6	6.9	0.4	1.2	25.9	1.9	27.8
Our float increased 14% in 2021 and 21% since 2017. It should increase significantly in the next few years as Northbridge, Odyssey, Crum & Forster, Brit, Allied World and our international operations expand organically. The float in Run-off decreased in 2019 due to the sale of our European run-off operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.
	Total Float	Float per Share
1985	$13	$2 1∕2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2015	17,209	775
2019	22,379	834
2020	24,278	927
2021	27,837	1,166
In 2021, our float grew to $27.8 billion, up 14% and per share up 26% to $1,166 per share – the per share increase reflecting the impact of our share buyback. Over the last five years, float per share has increased by 10% per year and since inception by 19% per year.
The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.
	2021	2020
Underwriting – insurance and reinsurance
Northbridge	$202.2	$108.8
Odyssey Group	92.2	189.9
Crum & Forster	101.9	60.1
Zenith	82.8	51.9
Brit	55.6	(240.3)
Allied World	226.4	126.0
Fairfax Asia	20.1	7.1
Other	20.0	5.5
Underwriting profit	801.2	309.0
Interest and dividends and share of profits of associates	765.8	606.8
Operating income – insurance and reinsurance	1,567.0	915.8
Operating income (loss) – life insurance and run-off	(272.9)	(194.6)
Operating income (loss) – non-insurance operations	(7.0)	(178.7)
Interest expense	(513.9)	(475.9)
Gain on sale and consolidation of insurance subsidiaries	264.0	117.1
Corporate overhead and other expense	(89.7)	(252.7)
Pre-tax income (loss) before net gains (losses) on investments	947.5	(69.0)
Net realized gains (losses) on investments	1,463.0	(669.1)
Pre-tax income (loss) including net realized gains (losses) on investments	2,410.5	(738.1)
Net change in unrealized gains (losses) on investments	1,982.1	982.2
Pre-tax income	4,392.6	244.1
Income taxes and non-controlling interests	(991.5)	(25.7)
Net earnings	$3,401.1	$218.4
The table shows the results from our insurance and reinsurance (underwriting and interest, dividends and share of profits of associates), life insurance and run-off and non-insurance operations (which shows the pre-tax income (loss) before net gains (losses) on investments and interest expense). Net realized gains (losses) and net change in unrealized gains (losses) are shown separately to help you understand the composition of our earnings. In 2021, after interest and dividend income, our insurance and reinsurance companies’ operating income increased to $1,567 million, due to higher underwriting profit, interest and dividend income and profits of associates. All in, after-tax earnings were $3.4 billion. Of our interest expense of  $514 million, $357 million was from borrowings by our holding company and our insurance and reinsurance companies (including a loss of  $46 million on the early extinguishment of our 2022 and 2023 debt maturities), while $99 million was from borrowings by our non-insurance companies, which are non-recourse to Fairfax, and $58 million was from our leases.
Corporate overhead and other expense of  $90 million includes investment management fees, holding company interest and dividends and holding company share of profits of associates, less corporate overhead and amortization of subsidiary companies’ intangible assets. The decrease in corporate overhead and other expense in 2021 primarily relates to investment management fees of  $256 million versus $67 million in 2020 and share of profit of associates held at the holding company of  $39 million versus share of loss of associates of  $48 million in 2020. We continue to focus on keeping holding company expenses low. (See more detail in the MD&A.)
Financial Position
The following table shows our financial position at the end of 2021 and 2020. When we have a controlling interest in a company (for example, Recipe or Thomas Cook), we are required to consolidate that company’s financial statements into our own financial statements even though we do not guarantee the debt – and quite often it is an investment in a public company. Consequently, this table excludes the debt of consolidated non-insurance companies that we do not own 100%:
	2021	2020
Holding company cash and investments (net of derivative obligations)	$1,446.2	$1,229.4
Borrowings – holding company	5,338.6	5,580.6
Borrowings – insurance and reinsurance companies	790.7	1,033.4
Total debt	6,129.3	6,614.0
Net debt	4,683.1	5,384.6
Common shareholders’ equity	15,049.6	12,521.1
Preferred stock	1,335.5	1,335.5
Non-controlling interests(1)	2,931.4	1,831.8
Total equity	$19,316.5	$15,688.4
Net debt/total equity	24.2%	34.3%
Net debt/net total capital	19.5%	25.6%
Interest coverage	13.0x	3.3x
Interest and preferred share dividend coverage	11.1x	2.7x
Total debt/total capital	24.1%	29.7%

(1)
Excludes consolidated non-insurance companies’ minority interests

We ended 2021 in a very strong financial position, with $1.4 billion in cash and marketable investments at the holding company plus an additional $1.1 billion of associates and consolidated investments held at the holding company (largely consisting of Quess, Eurobank and Thomas Cook), our total debt to total capital reduced to 24%, our bank lines fully paid off and no significant holding company debt maturities until 2024. Our debt to capital ratios are close to the lowest levels in the last ten years and we expect these to decrease in the years to come.
Investments
Last year in our annual report, I quoted Phil Carret, who has had an outstanding long term track record. The quote is so good that I am repeating it. Here’s what Phil said:
“Good management is rare at best, it is difficult to appraise, and it is undoubtedly the single most important factor in security analysis.
Find the company whose boss is heart and soul dedicated to profitable operation, and even more interested in the profits of five years hence than those of today! If he has sound business judgement, skill in selecting the other members of his team, the rare ability to inspire them to superior performance as well, the company’s stock is worth investigation.

FAIRFAX FINANCIAL HOLDINGS LIMITED

There is no substitute for buying quality assets and allowing them to compound over the long term. Patience can produce uncommon profits.”
The first sentence is key: “Good management is rare at best, it is difficult to appraise, and it is undoubtedly the single most important factor in security analysis.”
Here’s a list of the great leaders at our existing investment positions:
Company	Leaders
Atlas	David Sokol, Bing Chen
Stelco	Alan Kestenbaum
Helios Fairfax Partners	Tope Lawani, Babatunde Soyoye
Eurobank	Fokion Karavias, George Chryssikos
Recipe	Frank Hennessey
Dexterra	John MacCuish
BlackBerry	John Chen
AGT	Murad Al-Katib
Commercial International Bank	Hussein Abaza
Golf Town/Sporting Life	Chad McKinnon, Bill Gregson
Resolute Forest Products	Duncan Davies, Remi Lalonde
BDT	Byron Trott
Kennedy Wilson	Bill McMorrow
Altius Minerals	Brian Dalton
Exco Resources	John Wilder, Hal Hickey
Boat Rocker Media	David Fortier, Ivan Schneeberg, John Young
Foran Mining	Dan Myerson, Darren Morcombe
ShawKwei	Kyle Shaw
John Keells	Krishan Balendra

Here’s how several of our large common stock holdings did in 2021:
		MARKET PRICE (local currency)
		Dec-31-20	Dec-31-21	% Change 2021
Common Stock
Fairfax Financial	CAD	433.85	622.24	43%
BlackBerry	USD	6.63	9.35	41%
Stelco	CAD	22.63	41.01	81%
Commercial International Bank	EGP	44.25	52.22	18%
Kennedy Wilson	USD	17.89	23.88	33%
John Keells	LKR	149.60	149.25	0%
Leon’s Furniture	CAD	20.35	Sold @ 25.00	23%
Foran Mining	CAD	1.80	2.50	39%
IIFL Wealth	INR	1,007.35	Sold @ 1,428.2	42%
				33%
Associates
Eurobank	EUR	0.58	0.89	53%
Atlas	USD	10.83	14.17	31%
Quess	INR	540.00	856.35	59%
Helios Fairfax Partners	USD	5.25	3.20	−39%
Resolute Forest Products	USD	6.54	15.23	133%
IIFL Finance	INR	113.00	Sold @ 302.65	168%
IIFL Securities	INR	48.00	90.65	89%
Astarta	PLN	26.20	41.65	59%
				41%
Consolidated Investments
Fairfax India	USD	9.60	12.60	31%
Recipe	CAD	16.51	17.70	7%
Farmers Edge	CAD	15.03	3.16	−79%
Thomas Cook India	INR	47.10	59.60	27%
Boat Rocker Media	CAD	5.46	6.77	24%
Dexterra	CAD	6.45	8.54	32%
				9%
Top Common Stock Holdings				31%
Many companies suffered from the pandemic but the companies led by outstanding CEOs thrived.
A case in point, Atlas, led by David Sokol and Bing Chen, had an outstanding year in 2021. Seaspan, the containership leasing company owned by Atlas, will grow by almost 1 million TEU to approximately 2 million TEU over the next several years, 73 vessels and close to $12 billion of gross contracted cash flow, primarily contributed by 70 new builds. Seaspan has already delivered three new build vessels ahead of schedule and expects all vessels to be in operation by year-end 2024 as scheduled. The modern new build program, with $7.5 billion in fully funded investment, is a testament to the consistent operational excellence that David and Bing have delivered together with creative turnkey solutions for their customers. Atlas has forecast earnings per share to increase from $1.68 to $2.50 in 2024. Lots more to come from David and Bing.
Stelco, under Alan Kestenbaum, had an outstanding year in 2021 as sales increased 172% to $4.1 billion and EBITDA increased to $2.1 billion, resulting in a leading EBITDA margin of 50%. High steel prices combined with Stelco being the low cost producer resulted in free cash flow of  $1.4 billion in 2021. Stelco raised its dividend twice in 2021 to $1.20 per share (from $0.40 per share in 2020) and repurchased 11.4 million shares (13% of its shares outstanding) at $34.90 per share. In January 2022, through a Dutch auction, Stelco repurchased a further 4.4 million

FAIRFAX FINANCIAL HOLDINGS LIMITED

shares (5.7% of its shares outstanding) at $37 per share. As we have not sold a single share, our ownership has increased from 13.7% to 17.8%. Alan has also not sold a single share and owns 11.9% of Stelco. Stelco ended 2021 with net cash of  $707 million.
In addition, Stelco recently signed a licensing agreement with Primobius GmgH to commercialize an EV battery recycling technology in North America. The proposed shredding and hydrometallurgical refinery will allow Stelco to recycle end-of-life EV batteries and recover up to 18,400 tonnes of nickel, manganese, cobalt sulphates and lithium hydroxide and 40,000 tonnes of steel annually. We believe this recent joint venture is an example of the entrepreneurial spirit at Stelco, taking advantage of an exciting new opportunity to create shareholder value.
2021 was a turnaround year for Tope Lawani and Babatunde Soyeye at Helios Fairfax Partners (Helios Fairfax) as they digested the existing positions in Fairfax Africa. Tope and Baba, co-founders of the Helios private equity business, completed their first year as Co-CEOs of Helios Fairfax with a focus on stabilizing the legacy holdings of Fairfax Africa in addition to making incremental new investments to create value for shareholders. The National Basketball Association chose Helios Fairfax as its only partner in Africa, and Helios Fairfax made a $30 million investment for a minority stake in NBA Africa. Other investments include a $16 million co-investment in Trone, a medical device distributor based in Morocco, and a $27 million investment in Helios Fund IV, showing investors in the Fund that Helios Fairfax eats its own cooking. With virtually all global private equity funds having exited Africa, Helios Fairfax is the only focused player in the continent and is often the first call for multinational companies looking to expand in Africa. Helios Fairfax investors will in time benefit from both the growth in balance sheet investments and the cash flow from the Helios business. With Helios Fairfax’s share price of  $3.40 per share and depressed book value of  $5.40 per share, we feel the current discount is unwarranted. Please see Tope and Baba at the Helios Fairfax AGM to hear more about the opportunities they are seeing in Africa.
Eurobank, led by Fokion Karavias with support from George Chryssikos, had an outstanding year in 2021 as it expects its non-performing loan ratio to drop to 7%, return on tangible equity to increase to over 8%, and capital ratio (CETI) to be strong at approximately 13%. Under Fokion’s leadership, Eurobank’s profitability is expected to grow significantly with Greece’s strong economic growth. As I have said previously, Greece is blessed with a great prime minister, Mr Mitsotakis, who is very business friendly and has dramatically improved the economic outlook of Greece since he got elected three years ago. Greece’s GDP is expected to grow by 8.5% in 2021, its unemployment ratio fell to a decade low of 12.8% and real estate prices continued to increase. Since December 31, 2021, Eurobank shares have increased to a high of 1.14 euros per share – still a far cry from the book value of 1.47 euros per share. Eurobank is ready to begin paying dividends again (the first time since May 2008), subject to regulatory approval. The future is very bright for Eurobank.
Recipe survived another tough year in 2021 as lockdowns closed its restaurants for long periods during the year. In spite of these lockdowns, Recipe pivoted to e-commerce sales, curbside pick-up and home delivery to generate system sales of Cdn$2.7 billion, up 12% from 2020 and down 22% from 2019. E-commerce sales now account for Cdn$675 million or almost 25% of Recipe’s system sales, up from Cdn$340 million or 10% of system sales in 2019. Recipe’s franchise revenue was Cdn$150 million in 2021, up 18% from 2020, and EBITDA for the year was Cdn$144 million, down 33% from pre-pandemic levels of Cdn$216 million. Recipe was able to reduce its debt outstanding by Cdn$95 million in 2021, capping an outstanding performance by Frank Hennessey and his team.
Dexterra remains on track to achieve Cdn$1.0 billion in sales and Cdn$100 million in EBITDA in the near term. John MacCuish is leading the transformation to be a capital-light business. The workforce accommodations segment experienced strong growth and had strong profitability as resource industries in Canada rebounded in 2021. The strong underlying demand in affordable housing across Canada is also a priority for both the federal and provincial governments, and Dexterra’s modular solution business is in an excellent position to support this very important social issue. In January 2022, Dexterra also closed two facilities management acquisitions at attractive multiples with a combined purchase price of approximately Cdn$50 million. Dana Hospitality expands the company’s existing culinary services into education, entertainment, healthcare and leisure activities. Tricom Facility Services group, a business with a long history of providing janitorial and building maintenance services, builds the company’s strength in the hospitality, transit and entertainment verticals. These acquisitions have been financed by the company’s existing credit facility and the company’s balance sheet continues to be strong to support future growth.
John Chen is the reason BlackBerry has survived. The company has two high growth markets, cyber security and embedded operating systems for the automotive industry. John is focusing on growth in both markets. Recently, John has sold BlackBerry patents for $600 million, which will increase net cash to just under $1 billion.
It has been almost three years since we took AGT private, partnering with founder and CEO Murad Al-Katib. After record results in 2020, in 2021 the company experienced a record drought in western Canada and the impact of silo collapses at the primary port in Vancouver. Both incidents reduced volumes and margins in the value added processing of pulses, grains, oilseeds and specialty crops and in its bulk handling business. However, continued progress in growing its ingredients, including texturized plant protein and packaged foods businesses, allowed its revenue and results in 2021 to be well above the take-private year levels in 2019. AGT also recently announced a joint venture with Federated Co-Operative Limited (FCL) to construct a canola crushing facility which will supply under a long term take or pay contract 50% of the feedstock required for a 15,000 barrel a day renewable diesel plant owned by FCL.
Fairfax continues to jointly own Peak Achievement with its partner, Sagard Holdings. Peak’s core brands are Bauer, the leading hockey brand, and Maverik lacrosse. Peak also owns a minority investment in Rawlings, which is the number one brand in baseball. Fairfax paid $154 million for its stake in Peak in 2017. Since that time, EBITDA and free cash flow have increased steadily in the hockey and lacrosse businesses, and Fairfax has received $33 million in dividends. More to come under CEO Ed Kinnaly’s leadership, with opportunities in direct-to-consumer business, apparel and the overseas demand for high quality hockey equipment.
Sporting Life Group had another record year in 2021. CEO Chad McKinnon and his top management, including Freddie Lecoq and Barry Williams, continued to hit the cover off the ball. Bill Gregson, former CEO of Forzani, Recipe and The Brick, continues to be our trusted consultant on all things retail and real estate-related in Canada. We are very happy to have him in our corner. The 2021 EBITDA of the combined Sporting Life and Golf Town businesses is now higher than what Fairfax paid for its 71% stake several years ago. Golf, previously thought of as a declining sport, experienced a resurgence during COVID. Golf Town struggled to keep inventory (once finally received) on the shelf. The turnaround under the Sporting Life banner has begun to bear fruit and new locations are being opened. The revamped Sporting Life flagship store on Yonge Street in Toronto suggests that there is significant upside on the existing footprint.
Commercial International Bank (CIB), in Egypt, had a much better year in 2021, with net profit up over 30% from the prior year. The Egyptian economy has found its footing and is now showing mid-single digit GDP growth. With the depths of COVID-19 in the rear-view mirror, CIB dramatically reduced loan loss provisioning in 2021 by 60% from the prior year. Despite incremental provisioning declining, the non-performing loans remain well over 200% covered. Add to this a 30% capital adequacy ratio and a rock solid balance sheet. Egypt’s Central Bank has begun to allow banks to reinstate dividends, which is helpful as CIB is arguably overcapitalized. Despite excess capital on the books, CEO Hussein Abaza has done a great job of sustaining 20% ROEs. With consistent double-digit compounding of earnings per share and book value per share since the 1990s and a digital transformation underway, the current valuation of 8 times earnings and 1.3 times book value appears to provide extraordinary value.
Resolute Forest Products continues to transform its business. Over the past decade, revenue from its mature paper segment declined from 76% of the total to 26%. Today, wood products represents close to half of Resolute’s business. An increased focus on wood products paid off in 2021 as lumber prices hit a record high. Resolute used these strong, albeit cyclical, cash flows to reduce debt by $258 million, repurchase 6% of its outstanding shares for $48 million and pay a $1 per share special dividend aggregating $79 million. In the past two years, Resolute has repurchased 13% of its shares. In 2021, Duncan Davies succeeded our own Brad Martin as Chairman of the Board. Brad continues as Vice Chair. Over his nearly two decades as CEO, Duncan helped build one of the world’s largest lumber companies. With Duncan, Brad and new CEO Remi Lalonde, Resolute is well positioned and remains in good hands.
We continue to invest in BDT Capital Partners – since 2009 we have invested $723 million, have received cash distributions of  $887 million and have a remaining year-end market value of  $541 million. Byron Trott and his team have provided fantastic returns for us over the long term and 2021 was no exception. We very much look forward to our continued partnership well into the future.
We have an outstanding partnership with Kennedy Wilson, led by its founder and CEO Bill McMorrow and Bill’s partners, Mary Ricks and Matt Windisch. Since we met them in 2010, we have invested $1,150 million in real estate, received cash proceeds of  $1,070 million and still have real estate worth about $542 million. Our average annual realized return on completed projects is approximately 20%. We also own 9% of the company.
More recently we have been investing with Kennedy Wilson in first mortgage loans secured by high quality real estate in the western United States, Ireland and the United Kingdom with a loan to value ratio of 60% on average. At the end of 2021, we had committed to mortgage loans of  $1.44 billion in the U.S. at an average yield of 4.7% and an average maturity of 1.9 years. We had also committed to approximately $500 million of mortgage loans in the U.K. and Europe at an average yield of 3.8% and an average maturity of 1.7 years. We are truly grateful to Bill and his team, and Wade Burton on our side, for a very profitable and enjoyable relationship. In February 2022, we committed to invest $300 million in a 4.75% perpetual preferred in Kennedy Wilson, with seven-year warrants exercisable at $23 per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Our preferred share and warrant investment in Altius Minerals is gathering steam. Led by founder Brian Dalton, Altius has built its mineral royalty business from scratch over the past 20 plus years and now has a market capitalization in excess of Cdn$800 million. The company’s business model of collecting royalties from a wide range of long-lived properties producing copper, gold, nickel, iron ore and potash generates considerable upside in an inflationary environment without having to make any additional capital investment. Royalty growth comes from production growth as well as price increases, not to mention meaningful optionality from existing royalty interests in projects which are likely to come onstream in the next few years. The company is also capitalizing on the increasing production of renewable energy resources through an in-house royalty model in partnership with Apollo, which trades publicly as Altius Renewable Resources.
Fairfax owns 43% of Exco Resources, a U.S. oil and gas producer. In 2021, Exco benefitted from a strong rebound in commodity prices. EBITDA, free cash flow, liquidity, leverage and reserves all improved. Net debt fell to $115 million (0.75 times EBITDA). The value of Exco’s total proved reserves increased 85%. Its reserves replacement ratio for 2021, not related to commodity price improvements, was 434%. Led by Chairman John Wilder and CEO Hal Hickey, and Wendy Teramoto and Peter Furlan on our side, Exco achieved excellent results through high field level productivity and company-wide cost control. In January 2022, Exco recorded its 85th month without an employee lost time accident. John Wilder is a great long term partner, and we are well served by his leadership.
2021 was a remarkable year for Leon’s. With consumers under lockdown at various points throughout the year, Canadians invested in their homes and Leon’s was a beneficiary. In 2021, Leon’s grew revenue by 13%, net income by 27% and EPS by 32%.
Leon’s took advantage of its debt-free balance sheet to repurchase, via Dutch auction, 8 million common shares for an aggregate purchase price of Cdn$200 million. The share repurchase had the effect of reducing Leon’s share count by 10.4%. We sold our shares in the Dutch auction at Cdn$25 per share, twice the share price in March 2013 when we acquired a debenture convertible at Cdn$12.64 per share. We wish the Leon family much success in the future.
Farmers Edge raised Cdn$144 million via its IPO in March 2021 in order to fund growth in its digital AG platform. While its first year as a public company did not meet the high market expectations, the team had a record year of new acres under subscription. A bright spot in 2021 was the success in the company’s carbon product, which allows farmers to track and sell carbon credits, with over three million carbon acres sold in Canada. Continued growth in acres and in the distribution of insurance products is anticipated for this year and management has recently hired some new senior management to add bench strength and execution capability. The company has no debt and significant cash on its balance sheet.
Boat Rocker Media was successful in raising Cdn $170 million via its IPO in March 2021. The much-needed cash delevered the business, leaving Cdn$80 million of net cash on the balance sheet to fund contracted new TV shows in the pipeline. Boat Rocker has one of the largest Kids & Family studios in North America, with hit shows such as Dino Ranch (number 1 for kids 2-5 on Disney+), Tales Dark & Grimm (Netflix) and Daniel Spellbound (Netflix). While COVID-19 protocols played havoc with TV production and temporarily elevated costs, the animation team successfully transitioned to remote work and was running flat out all year. The company’s talent management agency, Untitled Entertainment, rebounded quickly as actors went back to work. During 2021, the company is expected to more than double revenue to over Cdn$600 million and is expecting a significant increase in EBITDA. We continue to cheer on co-founders David Fortier and Ivan Schneeberg and CEO John Young.
Because of the sponsorship of Darren Morcombe and Pierre Lassonde and the leadership of Dan Myerson as President, Fairfax invested Cdn$100 million in Foran Mining, receiving 55.6 million shares and 16 million five-year warrants with an exercise price of Cdn$2.09 per share. Fairfax beneficially owns 28% of Foran’s common shares assuming conversion of the warrants and non-voting shares. Foran’s core asset is its McIlvenna Bay project located in the Flin Flon Greenstone Belt in Saskatchewan, one of the most successful mining regions in Canada. McIlvenna Bay is expected to become the world’s first carbon neutral mine. The project has indicated copper resources in excess of 39 million tonnes (and growing), and is expected to have a 19+ year mine life with low copper production cash costs given its high precious metal content. The project benefits from the extensive transportation and power infrastructure in the region. Foran has received initial permits to begin construction at McIlvenna Bay, with the project likely fully operational in 2025.
Since 2008 we have been investing with founder Kyle Shaw and his private equity firm ShawKwei & Partners, which takes significant stakes in middle-market industrial, manufacturing and service companies across Asia, partnering with management to help improve their businesses. We have invested $398 million in two funds (with a commitment to invest an additional $202 million), received cash distributions of  $198 million and have a remaining value of  $374 million at year-end. The returns to date are primarily from our investment in the 2010 vintage fund, which increased 46% in value in 2021 and has produced a compound annual return of approximately 16% since 2010. The 2017 vintage fund has drawn about 50% of committed capital to date, with a much-improved outlook for new deals, including its recent acquisition of CR Asia Group.
Led by its outstanding Chairman and CEO Krishan Balendra, John Keells Holdings is the largest listed conglomerate in Sri Lanka, with a significant presence in leisure, consumer foods, retail, transportation, property and financial services and a great long term record. Fairfax through its direct and indirect holdings has a 13% equity interest in the company.
I mentioned last year that 2021 may see the renaissance of value that Ben Graham referred to in 1974. The rotation to value stocks began in 2021 – with lots more to go. While value stocks moved up, high tech stocks began to come down, especially in early 2022 with interest rates rising due to inflation. Companies with no earnings are literally crashing – and suddenly! Netflix dropped over 20% on January 21, 2022 and is now down 35% in 2022. Shopify was down 14% on January 21, 2022 and another 16% on February 16, 2022 – it is now down 50% in 2022. The table below shows some of the declines that have taken place in 2021/2022 in tech stocks with little earnings.
	Market Value as at February 28, 2022	Stock Price as at December 31, 2021	% Decline from High	Stock Price as at February 28, 2022	% Decline from December 31, 2021
Netflix	$175 billion	$ 602	14%	$395	35%
Shopify	87 billion	1,378	22%	694	50%
Zoom	40 billion	184	69%	133	28%
Ark Innovation	13 billion	95	41%	70	26%
Lemonade	1.6 billion	42	78%	25	40%
Palantir	24 billion	18	60%	12	35%
Pinterest	18 billion	36	60%	27	26%
The market values listed above show that there are a lot more declines to come in these tech stocks. For example, Zoom is down 69% from its high but still has a market value of  $40 billion – with sales of only $4 billion. I remind you that in the dot.com crash, the NASDAQ dropped 85% from 1999 to 2002 – and none of the tech stocks were spared. And as in past speculations, very few investors (speculators?) would have made money. If you didn’t know why you bought a stock (i.e. no earnings, high valuations), what would make you sell it?
The table below shows you the market cap, revenue and net profit of Zoom and Shopify versus Atlas and Stelco.
	Zoom	Shopify	Atlas	Stelco
Market cap	$40 billion	$87 billion	$3.5 billion	$2.7 billion
Revenue	4.1 billion	4.6 billion	1.6 billion	4.1 billion
Net profit	1.4 billion	2.9 billion	0.4 billion	1.6 billion
When you compare Zoom and Shopify market caps to Atlas and Stelco you can see why the rotation from growth to value is taking place – and why we think we could experience another 1999 – 2002 time period, when our portfolios went up 100% even though stock markets worldwide dropped 40% – 50%.
We will look back with incredulity at the tech mania we have just experienced! The FAANG stocks have had outstanding growth records – and we missed them! Shame on us! But trees don’t grow to the sky – and we continue to watch from the sidelines. At year-end 2021, the combined market cap of only three stocks – Microsoft, Apple and Google – was equal to the combined market cap of all of the stocks listed in Canada, France and Germany. We remember 2000, when Cisco had a market cap more than the whole Canadian market. 21 years later Cisco is still down 50%.
Inflation and higher interest rates are the big risks the markets face today. The CPI index was up 7.5% in January 2022, the highest in 40 years and the ninth consecutive monthly reading above 5%. The Fed is behind the curve as it was in the 1970s and we fear interest rates will increase significantly over time. We should benefit as our total fixed income portfolio, inclusive of cash and short term treasuries, has a duration of only 1.2 years (an average term of 2.2), but significantly higher long rates will have an impact on the economy. This may still be a few years away and, as I said earlier, we have companies with great management that should be able to navigate these “rocks” profitably! Higher interest rates will destroy the speculation we have seen in high tech and other growth stocks with high valuations, SPACS, crypto currencies, etc. Another risk we continue to see is China and its real estate bubble – which is being tested. We remain skeptical that it will not burst but do not know when it will!

FAIRFAX FINANCIAL HOLDINGS LIMITED

Our team at Hamblin Watsa, led by Wade Burton, had an excellent year in 2021. Shown below again is the Hamblin Watsa team and their areas of focus:
Hamblin Watsa Professionals	Responsibility
Wade Burton and Lawrence Chin	United States and Canada (stocks & bonds)
Reno Giancola	Canada (stocks)
Jamie Lowry and Ian Kelly	Europe (stocks & bonds)
Quinn McLean	Middle East, South Africa & private companies
Yi Sang	Asia (stocks & bonds)
Gopalakrishnan Soundarajan	India (stocks & bonds)
Jeff Ware	South America (stocks & bonds)
Wendy Teramoto	Private companies
Peter Furlan	Chief Research Officer
Paul Ianni	Private and public companies
Davis Town	Public companies
Joe Coccimiglio	Private and public companies
Nav Sidhu	Private and public companies
Paul Blake	Stock trading
Kleven Sava	Bond trading
The team has really jelled under Wade and Lawrence and its members are empowered in their respective areas of responsibility. Roger Lace, Brian Bradstreet, Chandran Ratnaswami and I continue to manage the rest of the portfolio with much input from Wade and his team. We now have a small investment committee consisting of Roger Lace, Brian Bradstreet, Wade Burton, Lawrence Chin, Chandran Ratnaswami, Quinn McLean, Peter Clarke and me that reviews large investments, asset mix, regulatory requirements and performance. While committee decision-making in investments has some serious performance risks in our mind, we use this format solely to share information and discuss the pros and cons of any investment. And importantly, our empowering portfolio management structure fosters an entrepreneurial spirit and allows our individual team members to perform well using both a collaborative and an independent approach. We are excited about the future returns on our investment portfolios from this team.
Miscellaneous
As expected, we maintained our dividend of  $10 per share in 2021 and used our excess cash flow to buy back 138,000 shares in the market and 2 million shares through our significant issuer bid. Since we began paying cash dividends, we have paid cumulative dividends of  $142 per share or $3.2 billion.
I cannot overemphasize the exceptional culture we have built across our company, starting with our small team at Fairfax – 11 outstanding officers who have the highest integrity, team spirit and no ego and are focused on protecting our company from unexpected downside risks and very quickly taking advantage of opportunities when they arise. On average, our 11 Fairfax officers have been with us for 23 years. The bedrock of our company is trust with a long term focus.
On February 10, 2022, we announced that Peter Clarke will become President and Chief Operating Officer and all our officers will report to him. As I said in our press release, Peter has done an outstanding job for Fairfax in numerous roles over the past two decades and in many ways, Peter has been the President of Fairfax for some time now, it just took us a while to realize it. There is no one who represents Fairfax culture any better – smart, hard-working and with no ego. We all look forward to continuing to work closely with Peter.
It is with much regret and much gratitude that we announce that Sam Chan will retire from Fairfax in 2022. Sam has been with us for over 30 years, as a Fairfax officer and our Chief Actuary, then President of Fairfax Asia, helping build our Asian operations with Mr. Athappan. When Sam moved to Hong Kong to help build our Asian operations, we knew we could trust him. He never disappointed us. Sam will continue to consult for us and represent Fairfax on Boards in Asia. We wish Sam and Joanna great health and a very happy retirement.
Last year I mentioned to you that I had joined Wes Hall as he founded the BlackNorth Initiative in Toronto. Since then, great strides have been made to address and improve the lives and increase the opportunities of members of the Black community. While we have certainly increased awareness, much still needs to be done and the Board and the various committees at BlackNorth Initiative are looking at ways that can bring these programs into the mainstream. As always, education is the great leveler, and with the help of the Horatio Alger Association, we have expanded further college scholarships to members of the Black community and other minorities.
Craig Pinnock, our CFO at Northbridge, continues to Chair the Black Initiative Action Committee within our group of companies, and they have been active in addressing issues ensuring that we increase opportunities, mentor and make our group of decentralized companies an example of what an inclusive workplace should be.
Last year, I highlighted for you the characteristics of companies that have survived for over 100 years. To repeat:
1.
They are sensitive to the business environment, so that they always provide outstanding customer service.

2.
They have a strong culture – a strong sense of identity that encompasses not only the employees but also the community and everyone they deal with. Managers are chosen from the inside and considered stewards of the enterprise.

3.
They are decentralized, refraining from centralized control.

4.
They are conservatively financed, recognizing the advantage of having spare cash in the kitty.

We continue to focus on these characteristics as we build for the future – long after I am gone.
With Fairfax having just completed 36 years, you will be interested to know that we have written cumulative premiums of  $200 billion while providing outstanding service to our customers. We are paying annual salaries and benefits to our employees all over the world of  $2 billion. We have made cumulative donations of  $262 million since we began our donations program in 1991 and, yes, over the last 36 years we have paid cumulative taxes of $3.8 billion. This is why we consider business a good thing and why countries that are business friendly succeed mightily. We are a small microcosm of what business does worldwide.
Tony Griffiths, whom we have known for almost 40 years and who has been on our Board for 20 years, 17 years as Lead Director and Chair of the Compensation and Governance Committees, has decided, at an active 92 years old, to retire as a director after the upcoming annual meeting. We have been enormous beneficiaries of Tony’s knowledge, experience and business acumen, as well as of his wonderful sense of humour, and we thank him for his great contribution, delivered not just professionally but out of an obvious affection for our company.
I am pleased to announce that we have recently published an updated Environmental, Social, Governance (ESG) report. While the formality of it is still fairly new to the business world, Fairfax was actually built on the foundation of many of its key concepts back in 1985. Supported by the Guiding Principles we wrote in our early years and which as usual we include in our annual report, our company culture is rooted in the golden rule of treating people the way you want to be treated. We believe – and always have – in doing good by doing well. You can read our full ESG report on our website www.fairfax.ca.
Our donations program continues to thrive across the communities all over the world where we do business. This year, in addition to our normal giving, we also donated to help with pandemic efforts in the areas most vulnerable within the countries where we do business, especially in India, which was hit particularly hard by the third wave of the virus. Hari Marar, who runs the Bangalore International Airport, built a field hospital on its premises to help during the height of the pandemic and to give medical care and oxygen to people who could not get into overburdened hospitals. We have similar stories from many of our companies around the world where our employees have volunteered and given their time and resources to help in their own communities. In 2021, we donated $23 million, for a total of  $262 million since we began our donations program in 1991. Over the 31 years since we began our donations program, our annual donations have gone up approximately 134 times at a compound rate of 17% per year. Allow me to highlight briefly just a few examples of our company donations:
The Northbridge Cares program focuses on empowering, educating and supporting Canadian youth at risk to reach their potential by partnering with six national organizations. In 2021, Northbridge added two new programs in support of youth impacted by racial injustice and one program with a focus on the environment. In addition, the company brought in double the number of students for the summer through its Pathways to Education partner, providing these youth with an opportunity to build key employment skills in project management, finance, human resources and underwriting.
The Odyssey Group Foundation is committed to making a difference in the areas of health and medical, cancer research, food and shelter, community and human services, education and disaster relief. In 2021, its philanthropic endeavors provided much needed resources to communities that were still suffering from the pandemic, as well as those affected by the multiple natural disasters that occurred across the globe. In addition, Odyssey Group held its biennial employee nomination campaign that directed $2.5 million to 110 charities around the world.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster is committed to supporting the local communities where its employees live and work and donated over $1.6 million to charitable organizations throughout the United States in 2021. Corporate giving included continued support of a five-year pledge to the Foundation for the Morristown Medical Center to help add 55,000 square feet of clinical space, expand cardiac MRI capacity and establish 72 new private patient rooms. The employee-led Charitable Impact Committee supported homeless shelters, animal rescues, LGBTQ+ centres and educational institutions. Crum & Forster’s seven Employee Resource Groups (ERGs) focused charitable giving on organizations aligned with their respective ERG missions, including PFLAG (the largest organization for LGBTQ+ people, their parents, families and allies), SHEWins (which provides free leadership to and supports social action for middle and high school girls affected by inner city violence) and JESPY House (which helps adults with intellectual and developmental disabilities achieve their full potential). Additionally, the Redwoods Foundation continued its sponsorship of sexual abuse and drowning prevention programs in YMCAs and other youth-serving organizations.
Zenith is dedicated to supporting the communities in which its employees, customers and agents live and work. Serving those most in need through volunteerism, employee contributions, regional events, matching gifts and responses to disasters brings the company’s values to life. Zenith holds an annual weeklong Give Together Campaign, during which employees participate in charitable engagement activities. The two charities chosen during the 2021 campaign reflect Zenith’s continued commitment to racial and social equity initiatives and food insecurity. The Equal Justice Initiative challenges racial and economic injustice and is committed to ending mass incarceration and excessive punishment through its critically acclaimed research, educational materials and recommendations to advocates and policymakers. Feeding America is not only the largest hunger-relief organization in America, providing meals to people in need, but it also raises awareness about hunger and poverty and conducts in-depth research to better understand these problems. Zenith also contributed $104,000 to the American Red Cross in support of relief efforts in response to various catastrophes, including the COVID-19 relief efforts in India.
In 2021, Brit donated $100,000 to CARE for the India COVID-19 Relief Appeal to help create emergency hospital facilities for those in India suffering from COVID and in need of urgent medical care. Further donations were made to the Captain Tom Foundation, supporting health service across the U.K., and to Conservation Without Borders, a charity actively involved in the fight against climate change. Brit continues to support its flagship initiative, the Soweto Academy, a school situated in the largest slum in Africa. In 2021, it donated $59,000 to fund teachers’ salaries and classroom space and to provide masks and thermometers so that the Academy could continue its vital work, providing a safe haven from abuse and an education to help this generation escape the cycle of poverty.
In 2021, Allied World supported charities and community service projects with a primary focus on education, healthcare and addressing social challenges such as food insecurity and homelessness. Benefitted organizations include the Bermuda Education Network, P.A.L.S. Bermuda, Citizens Committee for New York City, the Felix Project, Providence Row and Habitat for Humanity Singapore. A significant donation was also given to the American Red Cross in response to devastating U.S. tornadoes. Allied World also continued supporting and partnering with the National Wildlife Federation to promote environmentally sound infrastructure, as well as with Career Ready, a social mobility charity focused on supporting young people who face barriers in education and employment due to their socioeconomic situation.
Charitable giving is a core part of RiverStone’s culture. Through a generous 3:1 donation matching program, a grant program and an associate-driven community support committee, RiverStone donated over $720,000 to a diverse range of organizations. These organizations work to reduce food insecurity, provide child advocacy, enable education opportunities and support veterans’ needs in the communities where RiverStone associates live and work. In addition to monetary donations, RiverStone once again provided meals for frontline healthcare workers as the Omicron variant surged across hospitals late in the year. RiverStone is proud of its culture of giving and grateful for the generosity of its associates.
Colonnade contributed to the local communities where it operates through initiatives chosen by its employees, and helped in causes its employees found important in Poland, Czech Republic, Slovakia, Hungary, Romania, Bulgaria and Ukraine. The company’s efforts included support of foundations focusing on child and student care and education, food bank supplies to people in need and hospital, school and kindergarten renovations, through financial donations and many hours of volunteering. The company’s teams have also supported hospitals and medical institutions in fighting COVID-19 by providing personal protective equipment.
Bryte supported various youth programs, including the provision of grocery vouchers and toiletries for abandoned, abused and HIV+ and AIDS affected babies and children. The civil unrest in parts of South Africa in July saw the Bryte team mobilize to support employees in affected areas.
Fairfax Asia, through its subsidiaries and operating entities in nine regions, contributed significantly to charitable initiatives as well as COVID-19 relief support across Asia. Apart from over $100,000 donated across Asia to

COVID-19 relief programs. Fairfax Asia also participated in kind in various programs such as environmental awareness, insurance awareness, road safety practices and disaster relief. In Indonesia, AMAG distributed food packets and other relief items to victims of the Mount Sumeru volcano eruption. AMAG also aided in setting up wells in remote villages to help access to fresh water. In India, Paramount Health Services was involved in food distribution, sport promotion amongst villages and education against pandemic and other illnesses in remote rural areas. Fairfirst in Sri Lanka donated over 100 computers and related peripherals to the Department of Probation and created an education platform for children on probation. In addition, various multilingual education programs were held across the country promoting health and safety awareness and driving safety. Pacific in Malaysia donated food packets and other monthly essentials to over 600 families in distress as a result of the pandemic. Employees of Pacific collected funds (matched by the company) to donate towards old age and sickness programs monitored by Mercy Malaysia and Yayasan Food Services. Falcon Thailand, Thai Re and Falcon in Hong Kong were all involved in various COVID-19 relief, food, medical care and other educational programs across their respective countries.
In 2021, Southbridge Colombia, as it does annually, held an event that focuses on corporate social responsibility, and supported Fundación Corazón Verde, which develops initiatives to improve the quality of life of widows and orphans of the National Police of Colombia with education, home and psychological assistance programs. This year included a special donation for child education. In 2021, Southbridge Chile focused on forestry initiatives focusing on native trees in Chile and the impact of climate change: for each purchase of a policy that a client made using the company’s digital platform, a contribution was made to the reforesting cause. The company also held a volunteering and donations day to help with the maintenance of native trees recently planted on a mountain where the vegetation was previously destroyed by a forest fire.
Supporting our employees’ health and well-being has always been important to us, but the last couple of years have really emphasized the role workplaces can play in providing people with a safe and healthy foundation that supports them well beyond the office walls. In 2020, our decentralized structure enabled us to quickly transition all our employees to remote working, with operating companies also implementing their own wellness initiatives, such as virtual personal trainers and meditation sessions. As we saw the effects of another year of lockdown in 2021, our employees’ mental health was at the forefront of all our efforts, along with ensuring they had access to vaccines and reliable health information from our partners at the Cleveland Clinic. From cross-company working groups discussing how we could help our people transition back to “normal life” to offering webinars on financial health, we took a holistic approach to our employees’ well being. As the world continues to return to normalcy, our employees know that no matter what changes (or doesn’t), they always have a support network within our Fairfax family.
The Fairfax Leadership Workshop continues to grow and develop our leaders of tomorrow. For the past two years we had to take a break as we were not able to have an in-person workshop, but we have identified many worthy candidates and will hold our next in-person workshop this June. However, this did not stop us from continuing to develop our leaders of tomorrow – we just had to take it online. Fairfax Asia took 68 of its senior leaders through a leadership workshop over six months, led by Sanjeev Jha, Orla O’Carroll and Gobi Athappan. Mr. Athappan and I had the privilege to attend the virtual graduation ceremony, and it was inspiring to hear the feedback and enthusiasm of the participants. Our culture is truly alive and well! We continue with training, workshops and seminars to help our employees through these unprecedented times in our lives. Going forward we hope to do them in person.
This year we again could not do our investor trip to India, but we will look at resurrecting it as I believe that India, although hit by the pandemic like the rest of the world, is poised to grow significantly under the leadership of Prime Minister Modi, who has once again released a very business-friendly budget. He is following through on his commitments towards privatization and asset monetization, making it clear that the government is pulling itself out of industry. We are excited to significantly grow our footprint there, and we would like to take you there so that you can see the opportunities for yourselves and why we feel India is going to be the investment opportunity of a lifetime. More to come.
George Athanassakos, who runs a Value Investing Conference the day before our annual shareholders’ meeting that many of you have attended in the past, will do so again this year – albeit virtually, hopefully for the last time! This will be its tenth year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it – it is well worth your time to attend. Many who have attended have mentioned to me that it is one of the best of its kind, and this year’s lineup of speakers as usual is outstanding! This year’s featured keynote speaker will be Raj Subramanian, President and Chief Operating Officer and a Board member of FedEx. George has also written a book on value investing, From Theory to Practice, which I highly recommend. The book is well researched, thought provoking and a modern day “Security Analysis” that Ben Graham wrote in 1934. A must read for anyone who is a value investor.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Similarly to last year, Fairfax India (of which many of you are also shareholders) will hold its annual shareholders’ meeting at 2:00 p.m. on April 21. Details will be posted on the Fairfax India website.
Helios Fairfax Partners will hold its shareholders’ meeting on Wednesday, April 20 at 2:30 p.m. Details will be posted on its website.
So as we have done for the last 36 years, we look forward again to seeing all of you in person at our annual shareholders’ meeting in Toronto, after a hiatus of two years because of COVID-19. Our leaders will also be there to answer all your questions. We are truly blessed to have loyal, long term shareholders like you and I look forward to seeing you on April 21.
March 4, 2022
V. Prem Watsa
Chairman and Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors (the “Board”).
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.
The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of this assessment, as permitted by Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of Eurolife FFH Insurance Group Holdings S.A. as of December 31, 2021 because it was acquired by the company in a business combination during 2021. The operations of Eurolife FFH Insurance Group Holdings S.A. represented approximately 0.6% of the company’s consolidated income for the year ended December 31, 2021 and represented approximately 4.7% and 5.4% of the company’s consolidated assets and liabilities respectively as at December 31, 2021. Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of the company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
March 4, 2022

V. Prem Watsa Chairman and Chief Executive Officer	Jennifer Allen Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Eurolife FFH Insurance Group Holdings S.A. from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2021. We have also excluded Eurolife FFH Insurance Group Holdings S.A. from our audit of internal control over financial reporting. Eurolife FFH Insurance Group Holdings S.A. is a subsidiary whose total assets, total liabilities and total income excluded from management’s assessment and our audit of internal control over financial reporting represent 4.7%, 5.4% and 0.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail,

FAIRFAX FINANCIAL HOLDINGS LIMITED

accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Estimation of insurance contract liabilities
As described in Notes 3, 4 and 8 to the consolidated financial statements, Insurance Contract Liabilities include a) Property and Casualty Reserves for Incurred but Not Reported Losses (IBNR) of $15,220.4 million and b) Provision for Life Insurance Policy Benefits (LIPB) of  $2,483.7 million as at December 31, 2021. These amounts are estimated by management based on a) Canadian accepted actuarial practices for IBNR, and b) accepted actuarial practices in the jurisdictions where policies are written for LIPB. These actuarial practices are designed to ensure the Company establishes appropriate reserves on its consolidated balance sheet to cover insured losses and related claims expenses. Management determines a) the IBNR reserves based on undiscounted projected future cash flows of claims using significant assumptions that represent best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the consolidated balance sheet date but have not yet been reported and b) the LIPB provisions based on discounted projected future cash flows of claims and premiums using significant assumptions that represent the best estimate to settle future benefits and expenses on in-force life insurance contracts. Management has applied a) varying actuarial projection methodologies in the estimation of IBNR reserves, based on product line, type and extent of coverage and b) actuarial models that apply assumptions that vary by contract type and reflect current and expected future experience in the estimation of LIPB provisions. These methodologies and models require management to develop significant assumptions including: a) for IBNR reserves, expected loss ratios, loss development patterns, claim frequencies and severities, exposure changes, and expected reinsurance recoveries and b) for LIPB provisions, lapse rates, discount rates and future expenses.
The principal considerations for our determination that performing procedures relating to the estimation of insurance contract liabilities is a critical audit matter are (1) the significant judgment by management to determine the IBNR reserves and LIPB provisions and (2) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of management’s actuarial projection methodologies and models and significant assumptions including: (a) for IBNR reserves, the expected loss ratios, loss development patterns, claims frequencies and severities, exposure changes, and expected reinsurance recoveries and (b) for LIPB provisions, lapse rates, discount rates and future expenses. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s estimation of IBNR reserves, including controls over the selection of actuarial projection methodologies and the development of significant assumptions. For IBNR reserves, these procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the IBNR reserves by developing independent estimates of the IBNR reserves and comparing the independent estimates to management’s actuarially determined reserves, with the remaining portion subjected to other procedures. Developing independent estimates involved (i) selecting the actuarial projection methodologies; (ii) developing significant assumptions based on data provided by management; (iii) where there was limited historical data, considering market views and peer company benchmarking to further inform independent development of significant assumptions; and (iv) testing the completeness and accuracy of the data provided by management. For LIPB provisions, these procedures included, among others, the involvement of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the actuarial models used and evaluating the reasonableness of significant assumptions related to lapse rates, discount rates and future expenses. Evaluating the appropriateness of the actuarial models used involved (i) comparing the models and significant assumptions used against recognized actuarial practices and (ii) performing independent model validation procedures, on a sample basis, including detailed independent recalculations on selected policies to ensure accuracy of the projection models. Evaluating the reasonableness of significant assumptions involved (i) recalculating significant assumptions based on data provided by management; (ii) considering market views and peer company benchmarking; and (iii) testing the completeness and accuracy of the data provided by management.
Valuation of private placement debt securities and private company preferred shares
As described in Notes 3, 4 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as private placement debt securities measured at fair value of  $1,001.7 million and private company preferred shares measured at fair value of $2,101.8 million as at December 31, 2021. Valuation of private placement debt securities and private company preferred shares use valuation techniques that depend on the nature of the investment. Management uses unobservable inputs to develop assumptions for which market data is limited or unavailable. These investments are valued by management as follows: (i) private placement debt securities are valued primarily using industry accepted discounted cash flow models that incorporate credit spreads of issuers as a significant unobservable input, and (ii) private company preferred shares are valued primarily using the fair value implied by recent market transactions, and further corroborated by industry accepted discounted cash flow models that incorporate discount rates and long-term growth rates as significant unobservable inputs.
The principal considerations for our determination that performing procedures relating to the valuation of private placement debt securities and private company preferred shares is a critical audit matter are (1) the significant judgment by management in selecting the appropriate discounted cash flow models to determine or corroborate the fair value of these investments, which included significant unobservable inputs related to the credit spreads, discount rates and long-term growth rates of the issuers and (2) a high degree of auditor subjectivity, judgment and effort to evaluate the audit evidence related to the valuation. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of private placement debt securities and private company preferred shares, including controls over the Company’s selection and preparation of the discounted cash flow models and determination of significant unobservable inputs. For a sample of private placement debt securities, these procedures included, among others, the involvement of professionals with specialized skill and knowledge to (i) assist in developing independent estimates using industry-accepted valuation models and (ii) independently develop assumptions such as credit spreads by considering, as applicable, current and past performance of the particular investment, relevant external market and industry data and evidence obtained in other areas of the audit. These procedures also included testing the completeness and accuracy of the underlying data supporting the independent estimates and comparing the independent estimates to management’s valuation. For private company preferred shares, these procedures included, among others, (i) evaluating the reasonableness of the significant unobservable inputs used, including discount rates and long-term growth rates; (ii) testing the completeness and accuracy of the underlying data; and (iii) involving professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models used, the reasonableness of the discount rates and long-term growth rates used in the models and considering external market and industry data. These procedures also included comparing the fair value implied by recent market transactions to that determined by management’s discounted cash flow model where applicable.
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 4, 2022
We have served as the Company’s auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements
Consolidated Balance Sheets
as at December 31, 2021 and December 31, 2020
	Notes	December 31, 2021	December 31, 2020
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $111.0; December 31, 2020 – $79.5)	5, 27	1,478.3	1,252.2
Insurance contract receivables	10	6,883.2	5,816.1
Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $1,246.4; December 31, 2020 – $751.9)	5, 27	21,799.5	13,197.8
Bonds (cost $13,836.3; December 31, 2020 – $14,916.1)	5	14,091.2	15,734.6
Preferred stocks (cost $576.6; December 31, 2020 – $268.3)	5	2,405.9	605.2
Common stocks (cost $4,717.2; December 31, 2020 – $4,635.5)	5	5,468.9	4,599.1
Investments in associates (fair value $5,671.9; December 31, 2020 – $4,154.3)	5, 6	4,755.1	4,381.8
Investment in associate held for sale (fair value nil; December 31, 2020 – $729.5)	5, 6, 23	–	729.5
Derivatives and other invested assets (cost $888.2; December 31, 2020 – $944.4)	5, 7	991.2	812.4
Assets pledged for derivative obligations (cost $119.6; December 31, 2020 – $196.1)	5, 7	119.6	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,336.4; December 31, 2020 – $2,791.0)	5, 6, 23, 27	2,066.0	1,851.8
		51,697.4	42,108.6
Deferred premium acquisition costs	11	1,924.1	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $884.3; December 31, 2020 – $686.8)	8, 9	12,090.5	10,533.2
Deferred income tax assets	18	522.4	713.9
Goodwill and intangible assets	12	5,928.2	6,229.1
Other assets	13	6,121.3	5,857.2
Total assets		86,645.4	74,054.0
See accompanying notes.
Signed on behalf of the Board

Director	Director

	Notes	December 31, 2021	December 31, 2020
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	4,985.4	4,996.1
Derivative obligations (including at the holding company – $32.1; December 31, 2020 – $22.8)	5, 7	152.9	189.4
Deferred income tax liabilities	18	598.8	356.4
Insurance contract payables	10	4,493.5	2,964.0
Insurance contract liabilities	8	47,346.5	39,206.8
Borrowings – holding company and insurance and reinsurance companies	15	6,129.3	6,614.0
Borrowings – non-insurance companies	15	1,623.7	2,200.0
Total liabilities		65,330.1	56,526.7
Equity	16
Common shareholders’ equity		15,049.6	12,521.1
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		16,385.1	13,856.6
Non-controlling interests		4,930.2	3,670.7
Total equity		21,315.3	17,527.3
		86,645.4	74,054.0
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2021 and 2020
	Notes	2021	2020
		(US$ millions except per share amounts)
Income
Gross premiums written	10, 25	23,910.2	19,125.9
Net premiums written	25	18,278.1	14,864.5
Gross premiums earned		21,786.8	17,898.8
Premiums ceded to reinsurers		(5,228.8)	(3,910.1)
Net premiums earned	25	16,558.0	13,988.7
Interest and dividends	5	640.8	769.2
Share of profit (loss) of associates	6	402.0	(112.8)
Net gains on investments	5	3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries	23	264.0	117.1
Other revenue	25	5,158.0	4,719.6
		26,467.9	19,794.9
Expenses
Losses on claims, gross	8	14,200.7	12,234.8
Losses on claims, ceded to reinsurers	9	(3,460.2)	(2,910.3)
Losses on claims, net	26	10,740.5	9,324.5
Operating expenses	26	2,946.1	2,536.5
Commissions, net	9	2,787.9	2,355.0
Interest expense	15	513.9	475.9
Other expenses	25, 26	5,086.9	4,858.9
		22,075.3	19,550.8
Earnings before income taxes		4,392.6	244.1
Provision for income taxes	18	726.0	206.7
Net earnings		3,666.6	37.4
Attributable to:
Shareholders of Fairfax		3,401.1	218.4
Non-controlling interests	16	265.5	(181.0)
		3,666.6	37.4
Net earnings per share	17	$129.33	$6.59
Net earnings per diluted share	17	$122.25	$6.29
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	25,953	26,447
See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2021 and 2020
	Notes	2021	2020
		(US$ millions)
Net earnings		3,666.6	37.4
Other comprehensive income (loss), net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries		(199.5)	(139.7)
Losses on hedge of net investment in Canadian subsidiaries	7	(16.7)	(38.0)
Gains (losses) on hedge of net investment in European operations	7	63.9	(75.8)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	6	(75.1)	72.2
		(227.4)	(181.3)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	23	6.7	114.4
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	6	(45.2)	69.5
		(265.9)	2.6
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	21	88.2	(67.5)
Share of net gains (losses) on defined benefit plans of associates	6	67.0	(51.1)
Other		13.8	–
		169.0	(118.6)
Other comprehensive income (loss), net of income taxes		(96.9)	(116.0)
Comprehensive income (loss)		3,569.7	(78.6)
Attributable to:
Shareholders of Fairfax		3,377.6	103.0
Non-controlling interests		192.1	(181.6)
		3,569.7	(78.6)
	2021	2020
	(US$ millions)
Income tax (expense) recovery included in other comprehensive income (loss)
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries	5.2	10.8
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	12.7	(10.0)
	17.9	0.8
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	–	0.1
	17.9	0.9
Income tax on items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	(27.4)	20.8
Share of net gains (losses) on defined benefit plans of associates	(12.8)	5.3
	(40.2)	26.1
Total income tax (expense) recovery included in other comprehensive income (loss)	(22.3)	27.0
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity
for the years ended December 31, 2021 and 2020
(US$ millions)
	Common shares(1)	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the year	–	–	–	3,401.1	–	3,401.1	–	3,401.1	265.5	3,666.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	(123.3)	(123.3)	–	(123.3)	(76.2)	(199.5)
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(16.7)	(16.7)	–	(16.7)	–	(16.7)
Gains on hedge of net investment in European operations	–	–	–	–	63.9	63.9	–	63.9	–	63.9
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	–	–	–	–	(65.2)	(65.2)	–	(65.2)	(9.9)	(75.1)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	–	–	–	–	3.1	3.1	–	3.1	3.6	6.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	–	–	–	–	(45.6)	(45.6)	–	(45.6)	0.4	(45.2)
Net gains on defined benefit plans	–	–	–	–	82.8	82.8	–	82.8	5.4	88.2
Share of net gains (losses) on defined benefit plans of associates	–	–	–	–	68.3	68.3	–	68.3	(1.3)	67.0
Other	–	–	–	–	9.2	9.2	–	9.2	4.6	13.8
Issuances for share-based payments	–	57.3	(56.1)	–	–	1.2	–	1.2	(3.0)	(1.8)
Purchases and amortization for share-based payments (note 16)	–	(132.6)	104.1	–	–	(28.5)	–	(28.5)	6.8	(21.7)
Purchases for cancellation (note 16)	(529.6)	–	–	(528.5)	–	(1,058.1)	–	(1,058.1)	–	(1,058.1)
Common share dividends (note 16)	–	–	–	(272.1)	–	(272.1)	–	(272.1)	(155.4)	(427.5)
Preferred share dividends (note 16)	–	–	–	(44.5)	–	(44.5)	–	(44.5)	–	(44.5)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	7.5	7.5
Deconsolidation of subsidiaries (note 23)	–	–	–	–	–	–	–	–	(15.4)	(15.4)
Other net changes in capitalization (note 16 and note 23)	–	–	208.4	323.7	20.8	552.9	–	552.9	1,226.9	1,779.8
Balance as of December 31, 2021	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net earnings (loss) for the year	–	–	–	218.4	–	218.4	–	218.4	(181.0)	37.4
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	(117.2)	(117.2)	–	(117.2)	(22.5)	(139.7)
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(38.0)	(38.0)	–	(38.0)	–	(38.0)
Losses on hedge of net investment in European operations	–	–	–	–	(75.8)	(75.8)	–	(75.8)	–	(75.8)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	–	–	–	–	43.6	43.6	–	43.6	28.6	72.2
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	–	–	–	–	114.4	114.4	–	114.4	–	114.4
Net unrealized foreign currency translation losses on associates reclassified to net earnings	–	–	–	–	69.5	69.5	–	69.5	–	69.5
Net losses on defined benefit plans	–	–	–	–	(66.0)	(66.0)	–	(66.0)	(1.5)	(67.5)
Share of net losses on defined benefit plans of associates	–	–	–	–	(45.9)	(45.9)	–	(45.9)	(5.2)	(51.1)
Issuances for share-based payments	–	56.7	(66.5)	–	–	(9.8)	–	(9.8)	(2.2)	(12.0)
Purchases and amortization for share-based payments (note 16)	–	(137.9)	84.3	–	–	(53.6)	–	(53.6)	5.5	(48.1)
Purchases for cancellation (note 16)	(85.2)	–	–	(15.7)	–	(100.9)	–	(100.9)	–	(100.9)
Common share dividends (note 16)	–	–	–	(275.7)	–	(275.7)	–	(275.7)	(165.6)	(441.3)
Preferred share dividends (note 16)	–	–	–	(44.0)	–	(44.0)	–	(44.0)	–	(44.0)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	92.9	92.9
Deconsolidation of subsidiaries (note 23)	–	9.5	(10.9)	(53.2)	28.0	(26.6)	–	(26.6)	282.3	255.7
Other net changes in capitalization (note 16)	–	–	2.5	(116.5)	0.1	(113.9)	–	(113.9)	110.3	(3.6)
Balance as of December 31, 2020	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3

(1)
Includes multiple voting shares with a carrying value of  $3.8 at January 1, 2020, December 31, 2020 and December 31, 2021.

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2021 and 2020
	Notes	2021	2020
		(US$ millions)
Operating activities
Net earnings		3,666.6	37.4
Depreciation, amortization and impairment charges	26	930.4	752.1
Net bond premium (discount) amortization		65.0	(11.5)
Amortization of share-based payment awards		104.1	84.3
Share of (profit) loss of associates	6	(402.0)	112.8
Net deferred income taxes	18	339.0	57.9
Net gains on investments	5, 23	(3,386.5)	(297.9)
Gain on sale and consolidation of insurance subsidiaries	23	(264.0)	(117.1)
Loss on repurchase of borrowings	15	45.7	–
Net increase in fair value of investment property		(58.6)	(15.2)
Net (purchases) sales of securities classified at FVTPL	27	2,614.4	(2,336.2)
Changes in operating assets and liabilities	27	2,986.9	1,873.2
Cash provided by operating activities		6,641.0	139.8
Investing activities
Sales of investments in associates	6	809.2	139.8
Purchases of investments in associates	6	(175.4)	(29.8)
Net purchases of premises and equipment and intangible assets		(353.9)	(273.3)
Net (purchases) sales of investment property		27.0	(7.8)
Purchases of subsidiaries, net of cash acquired	23	1,259.5	–
Proceeds from sale of insurance subsidiaries, net of cash divested	23	85.4	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	23	186.8	(97.4)
Cash provided by (used in) investing activities		1,838.6	(46.8)
Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		1,250.0	645.0
Repayments		(932.9)	(0.3)
Net borrowings (repayments) on holding company credit facility		(700.0)	700.0
Net repayments on other revolving credit facilities		(84.3)	(10.0)
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		499.1	107.8
Repayments		(593.9)	(82.5)
Net borrowings (repayments) on revolving credit facilities and short term loans		(262.0)	60.5
Principal payments on lease liabilities – holding company and insurance and reinsurance companies		(64.6)	(61.9)
Principal payments on lease liabilities – non-insurance companies		(162.8)	(164.6)
Subordinate voting shares:	16
Purchases for treasury		(132.6)	(137.9)
Purchases for cancellation		(1,058.1)	(100.9)
Common share dividends	16	(272.1)	(275.7)
Preferred share dividends	16	(44.5)	(44.0)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	23	1,603.2	218.2
Purchases of non-controlling interests	23	(233.0)	(251.2)
Sales to non-controlling interests		174.8	–
Dividends paid to non-controlling interests	16	(175.6)	(165.6)
Cash provided by (used in) financing activities		(1,189.3)	436.9
Increase in cash and cash equivalents		7,290.3	529.9
Cash and cash equivalents – beginning of year		4,467.1	3,863.3
Foreign currency translation		(72.0)	73.9
Cash and cash equivalents – end of year	27	11,685.4	4,467.1
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements
for the years ended December 31, 2021 and 2020
(in US$ and $ millions except per share amounts and as otherwise indicated)
1.
Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.
Basis of Presentation

The company’s consolidated financial statements for the year ended December 31, 2021 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value, and an investment in associate held for sale that has been measured at the lower of carrying value and fair value less costs to sell.
The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, investment in associate held for sale, deferred premium acquisition costs, derivative obligations and insurance contract payables. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.
The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.
These consolidated financial statements were approved for issue by the company’s Board of Directors on March 4, 2022.
3.
Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.
Consolidation
Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date), and the operating results of subsidiaries divested are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.
The consolidated financial statements were prepared as of December 31, 2021 and 2020 based on individual holding companies’ and subsidiaries’ financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company’s significant operating subsidiaries are identified in note 29.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-controlling interests – Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest’s share of changes in the subsidiary’s net earnings (loss) and capital. Effects of transactions with non-controlling interests are recorded in common shareholders’ equity if there is no change in control.
Business combinations
Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in operating expenses or other expenses in the consolidated statement of earnings as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.
An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.
Goodwill and intangible assets
Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit, inclusive of its allocated goodwill, to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.
Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd’s participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.
Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings.
The estimated useful lives of the company’s intangible assets are as follows:
Customer and broker relationships	8 to 20 years
Brand names and Lloyd’s participation rights	Indefinite
Computer software	3 to 15 years
Brand names and Lloyd’s participation rights are considered to be indefinite-lived based on their strength, history and expected future use.
Investments in associates
Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. The company’s share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company’s other investments in equity instruments. See “Determination of fair value” under the heading of  “Investments” in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate’s fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.
Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.
Investments in joint ventures
Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture’s relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income (loss) and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.
Consolidated statement of cash flows
The company’s consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.
Cash and cash equivalents – Cash and cash equivalents consist of holding company, subsidiary and Fairfax India cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.
Investments
Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.
Classification – Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company’s business model of maximizing total investment return on a fair value basis.
Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.
Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net

FAIRFAX FINANCIAL HOLDINGS LIMITED

gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.
For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument’s net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.
Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.
Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.
Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.
Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.
Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked (“CPI-linked”) and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and total return swaps.
The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.
The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets. The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.
Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.
Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.
Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:
Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.
Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company’s investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.
The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.
Level 3 – Inputs include unobservable inputs that management uses to develop assumptions for which market data is limited or unavailable at the measurement date. In some instances, such as for private company preferred shares, management will use limited recent market transactions that are corroborated by industry accepted discounted cash flow models that incorporate one or more unobservable inputs.
Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.
Valuation techniques used by the company’s independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).
The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company’s Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company’s Audit Committee.
Foreign currency translation
Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.
Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Translation of foreign subsidiaries – The functional currency of some of the company’s subsidiaries (principally in Canada, Europe, India and other parts of Asia) differ from the consolidated group’s U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.
Hedging
At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.
Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.
Comprehensive income (loss)
Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a reporting period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from the translation of foreign subsidiaries and associates and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries and associates are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on disposal of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling to the consolidated statement of earnings. Upon settlement of the defined benefit plan or disposal of the related subsidiary or associate, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders’ equity.
Property and casualty insurance contracts
Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.
Revenue recognition – Premiums written are deferred as unearned premiums and recognized as premiums earned, net of premiums ceded, over the coverage terms of the underlying policies in accordance with the level of protection provided. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.
Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of broker commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Broker commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.
Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported (“IBNR”) losses. Those reserves include amounts for loss adjustment expenses, such as the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.
The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the current period consolidated statement of earnings in losses on claims, gross, and in losses on claims, ceded to reinsurers, as applicable. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.
The company also establishes reserves for IBNR losses on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claims trends, severities and frequencies, exposure changes and other factors are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.
Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.
Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of number of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.
Large claims affecting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjuster’s estimate or projected separately in order to allow for the future development of large claims.
Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and with due regard to collectability.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries and at the corporate level by the company’s Chief Actuary. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external actuaries who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.
Life insurance contracts
The company, through Eurolife (which was consolidated on July 14, 2021 as described in note 23), writes life, disability, accident, health and critical illness insurance in addition to offering life annuities and insurance related investment products, both on an individual and group basis. Premiums for most life insurance contracts are generally recognized as revenue when due. The provision for policy benefits is calculated in compliance with local regulatory requirements and IFRS using actuarial principles consistent with those applied where life insurance policies are written. The provision for policy benefits is determined based on the discounting of projected future cash flows of claims and premiums using assumptions that include mortality, morbidity, lapse rates, discount rates, investment returns, inflation, and future expenses. These assumptions can vary by contract type and reflect current and expected future experience and represent the best estimates to settle outstanding claims, estimated future benefits and expenses on in-force insurance contracts. Certain insurance contracts written by Eurolife transfer the market risk associated with the underlying investment performance, which supports the benefit payments, to the policyholder (“unit-linked”). For these unit-linked contracts or funds, the company measures the underlying investments at fair value and presents them in other assets on the consolidated balance sheet. A corresponding liability is presented in insurance contract payables on the consolidated balance sheet. A change in the fair value of the investments of the unit-linked funds result in a corresponding change to the related liabilities, with both changes recorded together in the consolidated statement of earnings such that there is no effect on income, expenses or net earnings.
Reinsurance
Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.
Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims, ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net, in the consolidated statement of earnings. Unearned premiums are reported on the consolidated balance sheet before reduction for premiums ceded to reinsurers. Reinsurers’ portion of unearned premiums is included in recoverable from reinsurers on the consolidated balance sheet together with estimates of reinsurers’ share of provision for claims determined on a basis consistent with the related claims liabilities.
Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital or other financial metrics that may affect the credit worthiness of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in operating expenses in the consolidated statement of earnings.
Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to or from the reinsurer. Contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.
Premiums – Premiums payable for reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.
Income taxes
The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.
Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.
Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.
Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.
Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.
Investment in associate held for sale
An investment in associate is classified as held for sale if its carrying amount will be recovered through sale rather than through continuing use. Classification as held for sale requires that management be committed to the sale, the sale is highly probable, the asset is available for immediate sale in its present condition, and the sale is expected to be completed within one year from the date of classification. Upon classification as held for sale the investment in associate is measured at the lower of carrying value and fair value less costs to sell and the equity method of accounting is no longer applied.
Investment property
Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in other revenue, and direct expenses in other expenses.
Other assets
Other assets primarily consist of premises and equipment, right-of-use assets associated with leases, assets associated with unit-linked insurance products, inventories, sales receivables and finance lease receivables of the non-insurance companies, prepaid expenses, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid losses on claims, and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.
Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset’s estimated useful life. In the consolidated statement of earnings depreciation expense is charged to operating expenses by the insurance and reinsurance companies, and to other expenses by the non-insurance companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other revenue
Other revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. The shipping and handling performance obligation is recorded as a contract liability and recognized as revenue once the services have been performed. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.
Other expenses
Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.
Accounts payable and accrued liabilities
Accounts payable and accrued liabilities primarily consist of leases liabilities, trade payables of the non-insurance companies, accrued amounts for salaries and employee benefits, deferred revenue of the non-insurance companies, pension and post retirement liabilities, amounts withheld and accrued taxes, income taxes payable, and other administrative costs. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.
Borrowings
Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment or modification recognized in interest expense in the consolidated statement of earnings.
Equity
Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.
Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.
Dividends and other distributions to holders of the company’s equity instruments are recognized directly in equity.
Share-based payments
The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to fifteen years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.
Net earnings per share attributable to shareholders of Fairfax
Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.
Pensions and post retirement benefits
The company’s subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans and supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds and invested principally in equities, high quality fixed income securities and cash and short term investments. Certain of the company’s post retirement benefit plans covering medical care and life insurance are internally funded.
Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. These contributions are charged to operating expenses by the insurance and reinsurance companies and to other expenses by the non-insurance companies in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.
Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management’s assumptions.
Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).
Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.
Remeasurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss). Remeasurements are not recycled to the consolidated statement of earnings and are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.
Leases
Lessees – The company, primarily through its non-insurance companies, is a lessee under various leases related principally to premises, automobiles and equipment.
A right-of-use asset and a lease liability are recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company’s incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.
Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset’s useful life, with depreciation expense recorded as operating expenses or other expenses in the consolidated statement of earnings, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.
Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.
Lessors – The company, primarily through its non-insurance companies, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.
Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included in other assets on the consolidated balance sheet. Interest revenue earned on finance lease receivables is included in other revenue in the consolidated statement of earnings.
Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.
New accounting pronouncements adopted in 2021
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
The amendments to IFRS 9Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4Insurance Contracts and IFRS 16 Leases address financial statement impacts and practical expedients when an existing interest rate benchmark such as LIBOR is replaced with an alternative reference rate. Retrospective adoption of these amendments on January 1, 2021 did not have a significant impact on the company’s consolidated financial statements.
COVID-19-related Rent Concessions beyond June 30, 2021 (Amendment to IFRS 16)
The amendment to IFRS 16 Leases extends by one year the optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16 for affected lease payments due on or before June 30, 2022. Retrospective early adoption of this amendment on March 31, 2021 did not have a significant impact on the company’s consolidated financial statements.
Configuration or Customization Costs in a Cloud Computing Arrangement (IAS 38 Intangible Assets)
The agenda decision by the IFRS Interpretations Committee clarifies the accounting for configuration and customization costs incurred in a Software as a Service (“SaaS”) arrangement. The agenda decision provides guidance on assessing whether costs incurred can be capitalized as an intangible asset and timing of expense recognition. Adoption of this agenda decision did not have a significant impact on the company’s consolidated financial statements.
New accounting pronouncements issued but not yet effective
The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2021. The company does not expect to adopt them in advance of their effective dates.
IFRS 17 Insurance Contracts (“IFRS 17”)
On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable. In 2021, the company’s efforts focused on the selection and evaluation of significant accounting policies and estimates, and the implementation and testing of information technology systems across the insurance and reinsurance subsidiaries to enable parallel reporting in 2022. The company continues to evaluate the effect that the adoption of IFRS 17 will have on its consolidated financial statements.
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
On May 14, 2020 the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the types of costs an entity includes in determining the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts for which the entity has not yet fulfilled all its obligations at the time of adoption. Comparatives are not restated and instead the cumulative effect of applying the amendments is recognized as an adjustment to opening equity at the date of initial application. The amendments are not expected to have a significant impact on the company’s consolidated financial statements.
Reference to the Conceptual Framework (Amendments to IFRS 3)
On May 14, 2020 the IASB issued amendments to IFRS 3 Business Combinations to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the current Conceptual Framework for Financial Reporting that was issued in March 2018. The amendments also add an exception to the recognition principle of IFRS 3 for liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies and further clarify that an acquirer does not recognize contingent assets acquired in a business combination. The amendments are applied prospectively to all business combinations on or after January 1, 2022 and are not expected to have a significant impact on the company’s consolidated financial statements.
Annual Improvements to IFRS Standards 2018 – 2020
On May 14, 2020 the IASB issued amendments to certain IFRS Standards as a result of its annual improvements project, which included an amendment to IFRS 9 Financial Instruments to clarify which fees are considered when assessing whether to derecognize a financial liability, and an amendment to an illustrative example accompanying IFRS 16 Leases to clarify the treatment of lease incentives. The amendment to IFRS 9 is applied prospectively on or after January 1, 2022 and is not expected to have a significant impact on the company’s consolidated financial statements. Immediate adoption of the amendment to IFRS 16 did not have a significant impact on the company’s consolidated financial statements.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
On May 7, 2021 the IASB issued amendments to IAS 12 Income Taxes to clarify how companies account for deferred tax on transactions that give rise to equal taxable and deductible temporary differences, such as lease transactions under IFRS 16 Leases that require recognition of a lease liability and a corresponding right-of-use asset at the commencement date of a lease. The amendments preclude the use of the initial recognition exemption on such transactions and are effective for annual periods beginning on or after January 1, 2023 with early application permitted. Upon adoption, the amendments require the deferred tax asset and liability on temporary differences associated with lease balances to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect of initially applying the amendments recorded as an adjustment to opening equity. The company is currently evaluating the expected impact of these amendments on its consolidated financial statements.
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify the criteria for classifying a liability as non-current. The amendments are to be applied retrospectively to annual periods beginning on or after January 1, 2023. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
On February 12, 2021 the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to help entities decide which accounting policies to disclose in their financial statements. The amendments are applied prospectively on or after January 1, 2023 and are not expected to have a significant impact on the company’s consolidated financial statements.
Definition of Accounting Estimates (Amendments to IAS 8)
On February 12, 2021 the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help entities distinguish between accounting policies and accounting estimates. The amendments are applied prospectively to changes in accounting estimates and changes in accounting policies occurring on or after January 1, 2023 and are not expected to have a significant impact on the company’s consolidated financial statements.
4.
Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: determination of fair value for financial instruments in note 5; carrying value of goodwill and intangibles

FAIRFAX FINANCIAL HOLDINGS LIMITED

in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.
Provision for losses and loss adjustment expenses
Property and casualty insurance and reinsurance – Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as of each balance sheet date. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses, the most significant of which are expected loss ratios, loss development patterns, claim frequencies and severities, exposure changes and expected reinsurance recoveries, are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Property and casualty insurance contracts” section of note 3 and the “Underwriting Risk” section of note 24, and the historic development of the company’s insurance liabilities are presented in note 8.
Life insurance – Provisions for policy benefits are estimated based on accepted actuarial practices in the jurisdictions where life insurance policies are written. Those actuarial practices are designed to ensure the company establishes an appropriate reserve on its consolidated balance sheet to cover insured losses and related claims expenses. The assumptions underlying the estimation of the provision for policy benefits, the most significant of which are lapse rates, discount rates and future expenses, are regularly reviewed and updated by the company to reflect recent and emerging trends.
Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy
Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. In particular, for private placement debt securities and private company preferred shares the company uses industry accepted discounted cash flow models to respectively, value the instruments directly, and to corroborate fair values implied by limited market activity. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and credit spreads, as applicable. See note 5 for details of the company’s Level 3 financial instruments and the valuation assumptions applied.
Impairment assessments of goodwill and indefinite-lived intangible assets
Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (“CGU”) or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and working capital requirements, and also (i) for goodwill, premiums, investment returns, revenues and expenses, and (ii) for indefinite-lived intangible assets, premiums, revenues and royalty rates. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12.
Determination of significant influence, joint control and control
The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company’s proportion of the investee’s voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company’s investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 23 and subsidiaries are presented in note 29. During 2021 the company exercised judgment in determining it had significant influence over Gulf Insurance pursuant to arrangements related to its sale of RiverStone Barbados as described in note 6.
Business combinations
Accounting for business combinations requires estimates of fair value for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including third party valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill or gain on bargain purchase recognized. The company has up to one year from the acquisition date to finalize its determination of fair values for a business combination if needed. Details of business combinations are presented in note 23.
5.
Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates, investment in associate held for sale and other invested assets.
	December 31, 2021	December 31, 2020
Holding company
Cash and cash equivalents(1)	465.9	280.0
Short term investments	216.9	159.2
Bonds	242.6	457.2
Preferred stocks	14.0	4.7
Common stocks(2)	137.5	123.7
Derivatives (note 7)	290.5	147.9
	1,367.4	1,172.7
Assets pledged for derivative obligations:
Cash equivalents(1)	46.8	–
Short term investments	64.1	79.5
	110.9	79.5
Holding company cash and investments as presented on the consolidated balance sheet	1,478.3	1,252.2
Derivative obligations (note 7)	(32.1)	(22.8)
	1,446.2	1,229.4
Portfolio investments
Cash and cash equivalents(1)(4)	12,283.2	4,886.5
Short term investments(4)	9,516.3	8,311.3
Bonds(4)	14,091.2	15,734.6
Preferred stocks	2,405.9	605.2
Common stocks(2)(4)	5,468.9	4,599.1
Investments in associates (note 6)(4)	4,755.1	4,381.8
Investment in associate held for sale (note 6)	–	729.5
Derivatives (note 7)	291.3	234.8
Other invested assets(3)	699.9	577.6
	49,511.8	40,060.4
Assets pledged for derivative obligations:
Cash equivalents(1)	74.0	–
Short term investments	45.6	113.9
Bonds	–	82.5
	119.6	196.4
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	76.5	90.2
Short term investments	6.2	–
Bonds	199.8	21.0
Common stocks	434.6	412.3
Investments in associates (note 6)	1,348.9	1,328.3
	2,066.0	1,851.8
Portfolio investments as presented on the consolidated balance sheet	51,697.4	42,108.6
Derivative obligations (note 7)	(120.8)	(166.6)
	51,576.6	41,942.0
Total investments, net of derivative obligations	53,022.8	43,171.4

(1)
Includes aggregate restricted cash and cash equivalents at December 31, 2021 of  $1,261.0 (December 31, 2020 – $789.6). See note 27.

(2)
Includes aggregate investments in limited partnerships with a carrying value at December 31, 2021 of  $1,971.0 (December 31, 2020 – $1,935.9).

(3)
Comprised primarily of investment property.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)
Presented in the following table are portfolio investments held by Eurolife to support its life insurance operations that are included in the table above. Eurolife was consolidated on July 14, 2021 as described in note 23.

	December 31, 2021	December 31, 2020
Eurolife life insurance portfolio investments
Cash and cash equivalents	741.5	–
Short term investments	854.3	–
Bonds	1,206.8	–
Common stocks	148.1	–
Investments in associates (note 6)	147.5	–
	3,098.2	–
Restricted cash and cash equivalents at December 31, 2021 of  $1,261.0 (December 31, 2020 – $789.6) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Refer to note 27 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.
The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or collateral for letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.
The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd’s (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.
	December 31, 2021	December 31, 2020
Regulatory deposits	5,147.1	4,781.0
Security for reinsurance and other	1,434.9	1,245.7
	6,582.0	6,026.7
Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2021 bonds containing call, put and both call and put features represented $4,063.0, $77.2 and $467.8 respectively (December 31, 2020 – $7,155.0, $1.3 and $1,075.8) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at December 31, 2021 of  $1,691.3 (December 31, 2020 – $330.8) that economically hedge the company’s exposure to interest rate risk as described in note 7. The increase in the company’s holdings of bonds due in 1 year or less was primarily due to net purchases of first mortgage loans of  $826.9 and an investment in Mosaic Capital 25-year debentures as described in note 23. The decrease in the company’s holdings of bonds due after 1 year through 5 years was primarily due to net sales of short to mid-dated high quality corporate bonds for net proceeds of  $3,948.5, the exchange of Seaspan Corporation debentures for Atlas Corp. preferred shares and redemption of the remaining Seaspan Corporation debentures as described in note 6, partially offset by net purchases of Canadian government bonds of  $617.3. The increase in the company’s holdings of bonds due after 10 years was primarily due to the consolidation of Eurolife’s bond portfolio as described in note 23.

	December 31, 2021		December 31, 2020
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	6,022.8	5,946.5	4,968.1	4,935.3
Due after 1 year through 5 years	6,674.2	6,950.1	9,378.4	10,096.9
Due after 5 years through 10 years	534.0	531.3	654.2	718.5
Due after 10 years	990.1	1,105.7	419.2	544.6
	14,221.1	14,533.6	15,419.9	16,295.3
Pre-tax effective interest rate		2.7%		3.2%

(1)
Includes bonds held by the holding company and Fairfax India.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:
	December 31, 2021				December 31, 2020
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	12,946.4	–	–	12,946.4	5,256.7	–	–	5,256.7
Short term investments:
Canadian government	16.2	–	–	16.2	638.1	–	–	638.1
Canadian provincials	535.8	–	–	535.8	1,002.9	–	–	1,002.9
U.S. treasury	7,608.8	–	–	7,608.8	6,343.3	–	–	6,343.3
Other government	283.5	1,140.9	–	1,424.4	266.7	234.9	–	501.6
Corporate and other	–	263.9	–	263.9	–	178.0	–	178.0
	8,444.3	1,404.8	–	9,849.1	8,251.0	412.9	–	8,663.9
Bonds:
Canadian government	–	614.6	–	614.6	–	16.5	–	16.5
Canadian provincials	–	45.0	–	45.0	–	49.9	–	49.9
U.S. treasury	–	3,957.9	–	3,957.9	–	3,058.4	–	3,058.4
U.S. states and municipalities	–	387.2	–	387.2	–	378.2	–	378.2
Other government	–	2,655.0	–	2,655.0	–	944.0	–	944.0
Corporate and other(2)	–	4,078.1	2,795.8	6,873.9	–	10,074.1	1,774.2	11,848.3
	–	11,737.8	2,795.8	14,533.6	–	14,521.1	1,774.2	16,295.3
Preferred stocks:
Canadian	–	16.6	93.6	110.2	–	12.2	93.0	105.2
U.S.	–	–	40.6	40.6	–	–	17.0	17.0
Other(3)	13.5	288.0	1,967.6	2,269.1	10.3	–	477.4	487.7
	13.5	304.6	2,101.8	2,419.9	10.3	12.2	587.4	609.9
Common stocks:
Canadian	1,104.2	188.4	303.7	1,596.3	802.5	108.7	181.5	1,092.7
U.S.	597.9	32.0	1,155.3	1,785.2	485.1	32.0	998.8	1,515.9
Other	1,438.0	276.7	944.8	2,659.5	1,250.8	338.4	937.3	2,526.5
	3,140.1	497.1	2,403.8	6,041.0	2,538.4	479.1	2,117.6	5,135.1
Derivatives and other invested assets	0.1	175.4	1,106.2	1,281.7	–	237.4	722.9	960.3
Derivative obligations (note 7)	–	(88.5)	(64.4)	(152.9)	–	(164.1)	(25.3)	(189.4)
Holding company cash and investments and portfolio investments measured at fair value	24,544.4	14,031.2	8,343.2	46,918.8	16,056.4	15,498.6	5,176.8	36,731.8
	52.3%	29.9%	17.8%	100.0%	43.7%	42.2%	14.1%	100.0%
Investments in associates (note 6)(4)	4,188.8	106.8	3,995.6	8,291.2	2,916.3	175.2	4,059.8	7,151.3

(1)
Includes restricted cash and cash equivalents of  $1,261.0 at December 31, 2021 (December 31, 2020 – $789.6). See note 27.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)
Included in Level 3 are the company’s investments in first mortgage loans at December 31, 2021 of  $1,659.4 (December 31, 2020 – $775.4) secured by real estate predominantly in the U.S., Europe and Canada.

(3)
Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (“Digit”), which are described in footnote (2) of the following table. The company also holds a 49.0% equity interest in Digit as described in note 6.

(4)
The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of RiverStone Barbados which was held for sale at December 31, 2020 and subsequently sold on August 23, 2021 as described in note 23.

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2021 and 2020 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.
	2021
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares	Common shares	Private equity funds(1)	Total
Balance – January 1	1,766.9	1,774.2	697.6	587.4	239.9	110.8	5,176.8
Net realized and unrealized gains included in the consolidated statement of earnings(2)	450.6	69.1	297.4	1,489.3	53.7	2.4	2,362.5
Purchases(3)(4)	254.3	1,241.5	115.5	32.0	216.9	–	1,860.2
Acquisitions of subsidiaries (note 23)	–	47.5	27.4	–	–	–	74.9
Transfer into category(5)	–	139.6	–	–	10.9	–	150.5
Sales and distributions	(580.9)	(476.6)	(91.8)	(7.2)	(2.5)	(5.9)	(1,164.9)
Transfer out of category	(102.0)	–	–	–	(10.7)	–	(112.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	0.2	0.5	(4.3)	0.3	(1.2)	0.4	(4.1)
Balance – December 31	1,789.1	2,795.8	1,041.8	2,101.8	507.0	107.7	8,343.2
	2020
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares	Common shares	Private equity funds(1)	Total
Balance – January 1	1,846.7	1,420.1	764.3	569.2	205.6	129.2	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	155.9	99.3	(100.4)	(3.0)	27.4	(1.0)	178.2
Purchases	198.1	1,012.8	44.2	20.7	14.3	–	1,290.1
Sales and distributions	(392.8)	(474.6)	–	(0.1)	(8.0)	(18.8)	(894.3)
Transfer out of category(6)	(44.4)	(149.3)	–	–	–	–	(193.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	3.4	12.5	(0.6)	0.6	0.6	1.4	17.9
Deconsolidation of non-insurance subsidiary (note 23)	–	(146.6)	(9.9)	–	–	–	(156.5)
Balance – December 31	1,766.9	1,774.2	697.6	587.4	239.9	110.8	5,176.8

(1)
Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

(2)
During June 2021 the company’s associate Go Digit Infoworks Services Private Limited (“Digit”) entered into agreements with certain third party investors for its general insurance subsidiary Go Digit Insurance Limited (“Digit Insurance”) to raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the “transaction fair value”). Digit Insurance subsequently raised approximately $122 (9.0 billion Indian rupees) at the transaction fair value, with the remaining tranches expected to close in the first half of 2022, subject to customary closing conditions and regulatory approval. The increased valuation of Digit Insurance based upon the transaction fair value, which was supported by an internal discounted cash flow analysis, resulted in the company recording a net unrealized gain of  $1,490.3 (inclusive of foreign exchange losses) in 2021 on its investment in Digit compulsory convertible preferred shares. The company also holds a 49.0% equity accounted interest in Digit as described in note 6.

(3)
Common shares include non-voting shares of the RiverStone Barbados holding company as described in note 23.

(4)
Derivatives and other invested assets include a monthly royalty on future revenues of Toys “R” Us Canada as described in note 23.

(5)
Private placement debt securities include Mosaic Capital 25-year debentures as described in note 23.

(6)
On July 1, 2020 the company derecognized its investment in Farmers Edge convertible debentures pursuant to the consolidation of Farmers Edge as described in note 6.

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company’s significant Level 3 financial assets at December 31, 2021:
Asset class	Carrying value	Valuation technique	Significant unobservable input	Input range used		Effect on fair value if input value is increased(a)
				Low	High
Bonds(b):
Private placement debt securities(1)	1,001.7	Discounted cash flow	Credit spread	1.0%	9.9%	Decrease
Mortgage loans(2)	1,659.4	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	1.9%	7.6%	Decrease
Other	134.7	Various	Various	N/A	N/A	N/A
	2,795.8
Preferred stocks(c):
Private company preferred shares(3)	1,965.5	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Discount rate	11.3%	11.3%	Decrease
			Long term growth rate	6.0%	6.0%	Increase
Private placement preferred shares(4)	71.2	Discounted cash flow	Credit spread	3.7%	3.7%	Decrease
Other	65.1	Various	Various	N/A	N/A	N/A
	2,101.8
Common stocks(d):
Limited partnerships and other(5)	1,789.1	Net asset value	Net asset value	N/A	N/A	Increase
Common shares(6)	200.0	Market approach	Recent transaction price	N/A	N/A	Increase
Common shares(7)	83.0	Market comparable	Book value multiple	1.4	1.4	Increase
Private equity funds(7)	58.3	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Private equity funds(5)	49.4	Net asset value	Net asset value	N/A	N/A	Increase
Other	224.0	Various	Various	N/A	N/A	N/A
	2,403.8
Derivatives and other invested assets(e):
Investment property(8)	507.9	Income capitalization	Terminal capitalization rate	5.8%	7.5%	Decrease
			Discount rate	7.1%	8.8%	Decrease
			Market rent growth rate	2.5%	3.0%	Increase
Warrants(9)	259.2	Option pricing model	Equity volatility	19.3%	75.1%	Increase
Investment property(10)	69.5	Sales comparison	Price per acre (Cdn$ thousands)	30.0	125.0	Increase
Other	205.2	Various	Various	N/A	N/A	N/A
	1,041.8
Total	8,343.2

(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Included in holding company cash and investments or bonds on the consolidated balance sheet.

(c)
Included in preferred stocks on the consolidated balance sheet.

(d)
Included in holding company cash and investments or common stocks on the consolidated balance sheet.

(e)
Included in holding company cash and investments or derivatives and other invested assets, net of derivative obligations on the consolidated balance sheet.

(1)
At December 31, 2021 these private placement debt securities were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers, and consisted of 12 investments, the largest being $535.1 (the company’s investment in Blackberry Limited) (December 31, 2020 – 10 investments, the largest being $438.6 (the company’s investment in Blackberry Limited)). By increasing (decreasing) the credit spreads applied at December 31, 2021 by 100 basis points, the fair value of this asset class would collectively decrease by $26.5 (increase by $11.3).

(2)
At December 31, 2021 these mortgage loans consisted of 36 investments, the largest being $149.4 (December 31, 2020 – 22 investments, the largest being $111.5). By increasing (decreasing) the credit spreads applied at December 31, 2021 by 100 basis points, the fair value of this asset class would not change significantly primarily due to the short term nature of these instruments.

(3)
These private company preferred shares relate to the company’s investment in Digit compulsory convertible preferred shares where the recent transaction price was applied which was supported by an industry accepted discounted cash flow model that incorporated an unobservable discount rate and long term growth rate. As the company is restricted from selling the preferred shares for a specified period a discount for lack of marketability was also applied using an industry accepted option pricing model that incorporated unobservable long-dated equity volatilities. At December 31, 2021 by increasing (decreasing) the discount rate applied by 0.5%, the fair value of the preferred shares would decrease by $212.1 (increase by $258.0); by increasing (decreasing) the long term growth rate applied by 0.25%, the fair value of the preferred shares would increase by $80.4 (decrease by $73.2).

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)
These private placement preferred shares were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the preferred shares. By increasing (decreasing) the credit spreads applied at December 31, 2021 by 100 basis points, the fair value of this asset class would decrease by $8.0 (increase by $8.6).

(5)
Limited partnerships and other, and certain private equity funds, are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At December 31, 2021 limited partnerships and other consisted of 47 investments, the three largest being $258.2 (industrials), $252.1 (oil and gas extraction) and $192.0 (primarily household appliance manufacturing) (December 31, 2020 – 51 investments, the three largest being $299.5 (beverage manufacturing), $191.8 (industrials) and $146.4 (oil and gas extraction)). By increasing (decreasing) net asset values at December 31, 2021 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $178.9, and the fair value of the private equity funds would collectively increase (decrease) by $4.9.

(6)
These common shares applied the recent transaction price that was supported by a probability weighted valuation model which attributed 85.0% weighting to the fair value whereby the common shares will convert into a secured loan note upon completion of certain regulatory undertakings by the investee and 15.0% weighting to the fair value whereby the common shares remain unchanged.

(7)
These common shares and private equity funds were valued using various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company were adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

(8)
These investment property were valued by third party appraisers using an industry accepted income capitalization approach that incorporated unobservable capitalization rates, discount rates and market rent growth rates.

(9)
These warrants were valued using industry accepted option pricing models that incorporated unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant. By increasing (decreasing) equity volatilities applied at December 31, 2021 by 10%, the fair value of these warrants would collectively increase by $25.5 (decrease by $26.0).

(10)
These investment property were valued using an industry accepted direct sales comparison approach that incorporated unobservable recent sale prices per acre for comparable properties in similar locations.

Investment Income
An analysis of investment income for the years ended December 31 follows:
Interest and dividends and share of profit (losses) of associates
	2021	2020
Interest income:
Cash and short term investments	26.8	104.1
Bonds	488.5	557.4
Derivatives and other invested assets	53.1	55.0
	568.4	716.5
Dividends:
Preferred stocks	14.1	4.3
Common stocks	94.1	73.5
	108.2	77.8
Investment expenses	(35.8)	(25.1)
Interest and dividends	640.8	769.2
Share of profit (losses) of associates(1)	402.0	(112.8)

(1)
Includes impairment charges recorded on investments in associates during 2021 of nil (2020 – $240.3).

Net gains (losses) on investments
	2021			2020
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)(8)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Bonds	338.2(1)	(523.5)(1)	(185.3)	112.1	593.5	705.6
Preferred stocks	2.2	1,509.5(2)	1,511.7	–	10.0	10.0
Common stocks	488.0	852.3	1,340.3	243.7	(212.4)	31.3
	828.4	1,838.3	2,666.7	355.8	391.1	746.9
Derivatives:
Equity total return swaps – short positions	–	–	–	(613.2)(3)	84.6	(528.6)
Equity total return swaps – long positions	439.6(3)	(32.1)	407.5	207.4(3)	118.2	325.6
Equity warrants and options	15.8	98.4	114.2	(1.6)	(54.7)	(56.3)
CPI-linked derivatives	(108.5)	113.8	5.3	(300.0)	286.1	(13.9)
U.S. treasury bond forwards	26.0	(0.3)	25.7	(103.0)	1.0	(102.0)
Other	(42.6)	171.3	128.7(4)	(59.0)	26.1	(32.9)
	330.3	351.1	681.4	(869.4)	461.3	(408.1)
Foreign currency net gains (losses) on:
Investing activities	(43.5)	(78.8)	(122.3)(5)	(51.0)	156.4	105.4(5)
Underwriting activities	41.2	–	41.2	(16.8)	–	(16.8)
Foreign currency contracts	(62.2)	50.2	(12.0)	2.1	(35.1)	(33.0)
	(64.5)	(28.6)	(93.1)	(65.7)	121.3	55.6
Disposition of associates	56.4(6)	–	56.4	8.6(9)(10)	–	8.6
Deconsolidation of non-insurance subsidiaries	190.3(7)	–	190.3	(78.5)(11)	–	(78.5)
Other	122.1	(178.7)	(56.6)	(19.9)	8.5	(11.4)
Net gains (losses) on investments	1,463.0	1,982.1	3,445.1	(669.1)	982.2	313.1

(1)
Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares and Seaspan Corporation debentures that were redeemed as described in note 6.

(2)
Includes net unrealized gains of  $1,490.3 (inclusive of foreign exchange losses) on Digit compulsory convertible preferred shares described earlier in this note.

(3)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(4)
Includes net gains of  $109.9 (excludes net foreign exchange losses) related to Asset Value Loan Notes (“AVLNs”) entered into with RiverStone Barbados as described in note 23.

(5)
Foreign currency net losses on investing activities during 2021 primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies. Foreign currency net gains on investing activities during 2020 primarily related to euro and Canadian dollar denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar weakened relative to those currencies.

(6)
During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of  $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of  $42.0 in the consolidated statement of earnings as described in note 6.

(7)
Principally comprised of the sale of Toys “R” Us Canada and Fairfax India’s sale of Privi as described in note 23.

(8)
Amounts recorded in net realized gains (losses) in 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020 and Fairfax Africa on December 8, 2020 as described in note 23.

(9)
On February 28, 2020 the company sold its investment in APR Energy to Atlas Corp. in an all-stock transaction.

(10)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3.

(11)
On December 8, 2020 Fairfax Africa was deconsolidated pursuant to the transaction described in note 23 and an equity accounted investment in Helios Fairfax Partners Corporation (“HFP”) was recognized, resulting in a net realized loss of  $61.5.

FAIRFAX FINANCIAL HOLDINGS LIMITED

6.
Investments in Associates

The company’s investments in associates are as follows:
	December 31, 2021					Year ended December 31, 2021
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures	Fairfax India associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Gulf Insurance Group K.S.C.P. (“Gulf Insurance”)(1)	43.7%	409.5	380.0	–	380.0	55.5
Go Digit Infoworks Services Private Limited (“Digit”)(2)	49.0%	498.3	79.1	–	79.1	5.3
Other(3)(4)(5)	–	191.3	148.3	–	148.3	11.8
		1,099.1	607.4	–	607.4	72.6
Non-insurance:
India
Bangalore International Airport Limited (“Bangalore Airport”)(13)	54.0%	1,372.2	–	585.8	585.8	(45.8)
Quess Corp Limited (“Quess”)	31.0%	528.5	506.3(d)	–	506.3	(1.4)
IIFL Finance Limited (“IIFL Finance”)(8)	22.3%	318.1	–	198.8	198.8	40.6
Sanmar Chemicals Group (“Sanmar”)	42.9%	421.2	–	124.2	124.2	(2.4)
CSB Bank Limited (“CSB Bank”)	49.7%	227.6	–	180.8	180.8	27.6
IIFL Securities Limited (“IIFL Securities”)	37.2%	138.0	35.0	101.0	136.0	14.0
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	105.9	–	98.5	98.5	(0.5)
Other	–	84.8	10.9	59.8	70.7	0.5
		3,196.3	552.2	1,348.9	1,901.1	32.6
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	–	76.3	76.3(d)	–	76.3	(9.0)
Other	–	139.6	140.5	–	140.5	(1.7)
		215.9	216.8	–	216.8	(10.7)
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)	32.2%	1,210.3	1,298.5	–	1,298.5	162.3
Atlas Corp. (“Atlas”, formerly Seaspan Corporation)(10)	36.7%	1,285.8	922.1	–	922.1	69.5
EXCO Resources Inc. (“EXCO”)	43.3%	267.2	195.4	–	195.4	(41.2)
Resolute Forest Products Inc. (“Resolute”)	32.3%	377.1	275.8	–	275.8	75.9
Helios Fairfax Partners Corporation (“HFP”)(9)	34.4%	116.2	206.1	–	206.1	(1.2)
Peak Achievement Athletics (“Peak Achievement”)	42.6%	181.2	140.5(d)	–	140.5	13.3
Astarta Holding N.V. (“Astarta”)	28.4%	73.3	104.0	–	104.0	38.4
Partnerships, trusts and other	–	268.8	236.3	–	236.3	(9.5)
		3,779.9	3,378.7	–	3,378.7	307.5
		7,192.1	4,147.7	1,348.9	5,496.6	329.4
Investments in associates		8,291.2	4,755.1	1,348.9	6,104.0	402.0
As presented on the consolidated balance sheet:
Investments in associates		5,671.9			4,755.1
Fairfax India investments in associates		2,619.3			1,348.9
		8,291.2			6,104.0

	December 31, 2020					Year ended December 31, 2020
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures	Fairfax India associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. (“Eurolife”)(7)	50.0%	457.9	336.2(d)	–	336.2	6.1
Go Digit Infoworks Services Private Limited (“Digit”)	49.0%	120.5	41.8	–	41.8	8.8
RiverStone (Barbados) Ltd. (“RiverStone Barbados”), held for sale(5)(6)	60.0%	729.5	729.5(d)	–	729.5	113.0
Other(4)	–	233.6	197.2	–	197.2	(8.6)
		1,541.5	1,304.7	–	1,304.7	119.3
Non-insurance:
India
Bangalore International Airport Limited (“Bangalore Airport”)	54.0%	1,396.1	–	642.4	642.4	(30.5)
Quess Corp Limited (“Quess”)	33.2%	366.8	558.9(d)	–	558.9	(124.6)
IIFL Finance Limited (“IIFL Finance”)	29.9%	175.6	57.7	175.9	233.6	19.9
Sanmar Chemicals Group (“Sanmar”)	42.9%	338.6	–	128.6	128.6	(48.6)
CSB Bank Limited (“CSB Bank”)	49.7%	214.4	–	164.4	164.4	14.1
IIFL Securities Limited (“IIFL Securities”)	35.3%	74.3	32.1	93.4	125.5	9.8
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	103.6	–	100.8	100.8	17.8
Other	–	37.1	8.8	22.8	31.6	0.1
		2,706.5	657.5	1,328.3	1,985.8	(142.0)
Agriculture
Astarta Holding N.V. (“Astarta”)	28.4%	49.9	65.3	–	65.3	(28.0)
Farmers Edge Inc. (“Farmers Edge”)(11)	–	–	–	–	–	(21.8)
		49.9	65.3	–	65.3	(49.8)
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	–	84.3	84.3(d)	–	84.3	(17.9)
Other	–	48.3	50.8	–	50.8	(0.2)
		132.6	135.1	–	135.1	(18.1)
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)	30.5%	799.9	1,166.3	–	1,166.3	(11.9)
Atlas Corp. (“Atlas”, formerly Seaspan Corporation)(12)	36.7%	978.9	900.1	–	900.1	116.4
EXCO Resources Inc. (“EXCO”)	43.7%	237.7	238.5	–	238.5	(4.6)
Resolute Forest Products Inc. (“Resolute”)	30.6%	161.9	134.3	–	134.3	(57.0)
APR Energy plc (“APR Energy”)(12)	–	–	–	–	–	(13.6)
Helios Fairfax Partners Corporation (“HFP”)	32.3%	185.9	185.9	–	185.9	–
Peak Achievement Athletics (“Peak Achievement”)	42.6%	171.5	140.2(d)	–	140.2	34.2
Partnerships, trusts and other	–	185.0	183.4	–	183.4	(85.7)
		2,720.8	2,948.7	–	2,948.7	(22.2)
		5,609.8	3,806.6	1,328.3	5,134.9	(232.1)
Investments in associates		7,151.3	5,111.3	1,328.3	6,439.6	(112.8)
As presented on the consolidated balance sheet:
Investments in associates		4,154.3			4,381.8
Investment in associate held for sale(5)(d)		729.5			729.5
Fairfax India investments in associates		2,267.5			1,328.3
		7,151.3			6,439.6

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India’s associates are domiciled in India.

(d)
These investments are joint ventures.

Insurance and reinsurance associates and joint ventures
(1)
On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados as described in note 23 and subsequently commenced applying the equity method of accounting to its interest in Gulf Insurance pursuant to that arrangement.

(2)
The company estimated the fair value of its 49.0% equity accounted interest in Digit at December 31, 2021 to be $498.3 based on the transaction fair value, which is further supported by an internal discounted cash flow model, as described in note 5. Indian law permits an equity interest of 74.0% but regulatory approvals are required for the company to increase its equity interest in Digit beyond 49.0% and to obtain control, so the company anticipates it will consolidate Digit when the company receives such regulatory approvals.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(3)
On July 14, 2021 the company increased its interest in Eurolife to 80.0% and commenced consolidating Eurolife as described in note 23.

(4)
On June 17, 2021 the company increased its equity interest in Singapore Re from 28.2% to 94.0% and commenced consolidating Singapore Re as described in note 23.

(5)
On August 23, 2021 the company completed the sale of its joint venture interest in RiverStone Barbados, which was held for sale at December 31, 2020, pursuant to the transactions described in note 23.

(6)
On March 31, 2020 the company received a 60.0% joint venture interest with a fair value of  $605.0 in RiverStone Barbados pursuant to its contribution of European Run-off to RiverStone Barbados as described in Note 23.

(7)
The company held a 50.0% indirect interest in Eurolife at December 31, 2020 through its 62.5% interest in a joint venture with OMERS, the pension plan for Ontario’s municipal employees. The joint venture held an 80.0% equity interest in Eurolife, with the remaining 20.0% equity interest held by Eurobank.

Non-insurance associates and joint ventures
(8)
During 2021 the company reduced its interest in IIFL Finance to 22.3% by selling a portion of its interest for cash proceeds of  $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of  $42.0 in the consolidated statement of earnings.

(9)
On March 31, 2021 the company invested $100.0 in $100.0 principal amount of Helios Fairfax Partners Corporation (“HFP”) 3.0% unsecured debentures and warrants to purchase 3 million HFP subordinate voting shares exercisable at $4.90 per share any time prior to the fifth anniversary of closing. The debentures will mature on the third anniversary of closing or, at the company’s option, on either the first or second anniversary. At redemption or maturity, if the fair value of certain Fairfax Africa legacy investments held by HFP are below their fair value at June 30, 2020 of  $102.6, the redemption price of the debentures will be reduced by that difference. The company recorded the debentures at their fair value of  $78.0 and recorded the balance of  $22.0 as an addition to its equity accounted investment in HFP.

On December 8, 2020 the company deconsolidated Fairfax Africa (subsequently renamed Helios Fairfax Partners Corporation) and accounted for its interest in HFP as an investment in associate pursuant to the transaction described in note 23.
(10)
On June 11, 2021 the company entered into an exchange and amendment transaction with Atlas in relation to its investment in $575.0 principal amount of debentures issued by Seaspan Corporation (“Seaspan”), an operating subsidiary of Atlas, whereby the company exchanged $288.0 principal amount of those Seaspan debentures for newly-issued Atlas Series J preferred shares and equity warrants with an exercise price of $13.71 per share. The terms of the remaining Seaspan debentures were amended to primarily remove the company’s mandatory put rights and discharge all outstanding guarantees and liens on collateral. The company derecognized the Seaspan debentures that were exchanged and recorded its investment in the Atlas preferred shares and warrants as preferred stocks and derivatives respectively on the consolidated balance sheet. On August 23, 2021 Atlas redeemed the remaining $287.0 principal amount of the Seaspan debentures.

(11)
On July 1, 2020 the company commenced consolidating Farmers Edge as the company held convertible debentures and warrants that, together with its holdings of common shares, represented a substantive potential voting interest of approximately 67%.

(12)
On February 27, 2020 Seaspan Corporation (“Seaspan”) completed a reorganization pursuant to which Atlas Corp., a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in ownership percentage. On February 28, 2020 Atlas acquired all issued and outstanding shares of APR Energy from the company and other APR Energy shareholders in an all-stock transaction at a deemed value of  $388.3 (including certain Atlas shares reserved for holdback). Accordingly, the company derecognized its investment in APR Energy, recorded a pre-tax loss of  $7.6, increased its equity accounted carrying value of Atlas by the fair value of the APR Energy shares exchanged (considered to be equal to the fair value of the newly issued Atlas common shares received of  $178.1, which excluded the Atlas shares received by European Run-off of  $45.9), and continued to apply the equity method of accounting to its investment in Atlas.

On February 28, 2020 the company invested $100.0 in Atlas 5.50% unsecured debentures due March 1, 2027, which increased the company’s aggregate investment in Atlas debentures to a principal amount of  $575.0.

Fairfax India
(13)
On September 16, 2021 Fairfax India transferred 43.6% out of its 54.0% equity interest in Bangalore Airport to Anchorage Infrastructure Investments Holdings Limited (“Anchorage”), its wholly-owned holding company for investments in the airport sector of India, and sold an 11.5% equity interest in Anchorage to OMERS for gross proceeds of  $129.2 (9.5 billion Indian rupees). Upon closing Fairfax India recorded a non-controlling interest in Anchorage and continued to equity account for its consolidated 54.0% equity interest in Bangalore Airport.

Annual changes in carrying value
Changes in the carrying value of investments in associates, including investment in associate held for sale, for the years ended December 31 were as follows:
	2021
	Associates	Joint ventures	Fairfax India associates	Total
Balance – January 1	3,170.4	1,940.9	1,328.3	6,439.6
Share of pre-tax comprehensive income (loss):
Share of profit	375.8	6.0	20.2	402.0
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(67.7)	(20.5)	0.3	(87.9)
Share of gains (losses) on defined benefit plans	89.1	0.1	(9.4)	79.8
	397.2	(14.4)	11.1	393.9
Dividends and distributions received	(153.8)	(23.6)	(4.6)	(182.0)
Purchases and acquisitions	466.5	114.4	35.7	616.6
Divestitures and other net changes in capitalization	(54.8)	(764.4)	0.9	(818.3)
Reclassifications(1)	36.4	(352.0)	–	(315.6)
Foreign exchange effect and other	(3.2)	(4.5)	(22.5)	(30.2)
Balance – December 31	3,858.7	896.4	1,348.9	6,104.0
	2020
	Associates	Joint ventures	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	2,876.6	1,483.6	1,391.3	232.9	5,984.4
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	83.4	91.8	(24.8)	(27.3)	123.1
Impairments(2)	(88.3)	(98.9)	–	(35.0)	(222.2)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	88.0	42.1	3.2	(41.7)	91.6
Share of losses on defined benefit plans	(32.2)	(20.8)	(4.9)	–	(57.9)
	50.9	14.2	(26.5)	(104.0)	(65.4)
Dividends and distributions received	(70.0)	(3.7)	(4.9)	(1.4)	(80.0)
Purchases and acquisitions	223.4	20.8	–	5.0	249.2
Divestitures and other net changes in capitalization	(107.2)	(180.6)	0.9	(1.7)	(288.6)
Reclassifications(1)	174.4	605.0	–	–	779.4
Deconsolidation of non-insurance subsidiary (note 23)	–	–	–	(103.6)	(103.6)
Foreign exchange effect and other	22.3	1.6	(32.5)	(27.2)	(35.8)
Balance – December 31	3,170.4	1,940.9	1,328.3	–	6,439.6

(1)
Primarily reflects the consolidation of Eurolife and Singapore Re and the commencement of the equity method of accounting on a limited partnership investment in 2021, and the investments in HFP (an associate) and RiverStone Barbados (a joint venture) and the consolidation of Farmers Edge in 2020. See note 23.

(2)
Impairments recorded on associates and joint ventures are included in share of profit (loss) of associates in the consolidated statement of earnings. Impairments of  $222.2 recorded during 2020 included non-cash impairment charges on Quess, Resolute, Atlas Mara and Astarta.

FAIRFAX FINANCIAL HOLDINGS LIMITED

7.
Derivatives

The following table summarizes the company’s derivative financial instruments:
	December 31, 2021				December 31, 2020
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity contracts:
Equity total return swaps – long positions	1,082.8	–	96.1	1.9	1,788.3	–	144.3	18.0
Equity warrants and options(1)	646.1	113.9	259.2	1.9	626.9	102.4	133.2	0.4
RiverStone Barbados AVLNs (note 23)	1,250.1	–	103.8	–	–	–	–	–
CPI-linked derivative contracts	61,952.5	237.3	0.7	–	74,906.0	347.5	2.8	–
U.S. treasury bond forward contracts	1,691.3	–	3.7	0.8	330.8	–	3.1	–
Foreign currency forward and swap contracts(2)	–	–	58.4	77.4	–	–	66.4	136.0
Foreign currency options	–	–	–	–	–	53.7	5.8	–
Other derivative contracts	–	26.0	59.9	70.9	–	25.6	27.1	35.0
Total			581.8	152.9			382.7	189.4

(1)
Includes the company’s investment in Atlas warrants with a fair value at December 31, 2021 of  $200.1 (December 31, 2020 – $110.5).

(2)
Includes AGT’s foreign currency forward and swap liabilities with a fair value at December 31, 2021 of  $47.6 (December 31, 2020 – $46.2).

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
Equity total return swaps – long positions
During 2021 the company entered into $753.6 notional amount of long equity total return swaps for investment purposes which included long equity total return swaps on an aggregate of 969,460 Fairfax subordinate voting shares with an original notional amount of  $403.3 (Cdn$508.5) or approximately $416.03 (Cdn$524.47) per share, all of which remained open at December 31, 2021. At December 31, 2021 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount at December 31, 2021 of  $866.2 (December 31, 2020 – $1,746.2), which included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of  $732.5 (Cdn$935.0) or approximately $372.96 (Cdn$476.03) per share. These contracts provide a return which is directly correlated to changes in the fair values of the underlying individual equities.
During 2021 the company received net cash of  $439.6 (2020 – $207.4) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During 2021 the company closed out $1,876.7 notional amount (2020 – $878.8) of its long equity total return swaps and recorded net realized gains on investments of  $243.0 (2020 – $216.7).
Equity total return swaps – short positions
The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at December 31, 2021 (December 31, 2020 – nil). These contracts provided a return which was inverse to changes in the fair values of the underlying individual equities. During 2021 the company did not initiate or close out any short equity total return swaps. During 2020 the company paid net cash of  $613.2 in connection with the closures and reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During 2020 the company closed out $898.4 notional amount of short equity total return swaps and recognized net losses on investments of  $528.6 (realized losses of  $703.9, of which $175.3 was recognized as unrealized losses in prior years).

Collateral deposits on derivative contracts
At December 31, 2021 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $230.5 (December 31, 2020 – $275.9), comprised of collateral of  $221.2 (December 31, 2020 – $226.4) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of  $9.3 (December 31, 2020 – $49.5) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2021 of  $1,691.3 (December 31, 2020 – $330.8). These contracts have an average term to maturity of less than six months, and may be renewed at market rates. During 2021 the company recorded net gains on investments of  $25.7 (2020 – net losses of  $102.0) on its U.S. treasury bond forward contracts.
Foreign currency forward contracts
Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty collateral
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2021 consisted of cash of  $14.3 and government securities of  $125.7 (December 31, 2020 – $116.4 and $12.9). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2021. The company’s exposure to counterparty risk and the management thereof are discussed in note 24.
Hedge of net investment in Canadian subsidiaries
At December 31, 2021 the company had designated the carrying value of Cdn$2,800.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of  $2,364.6 (December 31, 2020 – principal amount of Cdn$2,796.0 with a fair value of  $2,397.6) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. On March 29, 2021 the company used the net proceeds from its issuance of  $671.6 (Cdn$850.0) principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of  $670.6 (Cdn$846.0) due 2022 and 2023 as described in note 15. Contemporaneously with the redemptions, the company designated the carrying value of its $671.6 (Cdn$850.0) principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. During 2021 the company recognized pre-tax losses of  $16.7 (2020 – $38.0) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.
Hedge of net investment in European operations
At December 31, 2021 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of  $926.3 (December 31, 2020 – principal amount of €750.0 with a fair value of  $1,023.9) as a hedge of its net investment in European operations with a euro functional currency. During 2021 the company recognized pre-tax gains of  $63.9 (2020 – pre-tax losses of  $75.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains on hedge of net investment in European operations in the consolidated statement of comprehensive income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

8.
Insurance Contract Liabilities

	December 31, 2021			December 31, 2020
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	10,437.7	2,260.0	8,177.7	8,397.5	1,899.1	6,498.4
Provision for losses and loss adjustment expenses	34,422.8	8,943.9	25,478.9	30,809.3	7,947.3	22,862.0
Property and casualty insurance contract liabilities	44,860.5	11,203.9	33,656.6	39,206.8	9,846.4	29,360.4
Provision for life policy benefits(1)	2,486.0	2.3	2,483.7	–	–	–
Insurance contract liabilities	47,346.5	11,206.2	36,140.3	39,206.8	9,846.4	29,360.4
Current	20,618.3	4,740.3	15,878.0	17,389.7	4,218.2	13,171.5
Non-current	26,728.2	6,465.9	20,262.3	21,817.1	5,628.2	16,188.9
	47,346.5	11,206.2	36,140.3	39,206.8	9,846.4	29,360.4

(1)
Eurolife was consolidated on July 14, 2021 as described in note 23.

At December 31, 2021 the company’s net provision for losses and loss adjustment expenses of  $25,478.9 (December 31, 2020 – $22,862.0) was comprised of case reserves of  $10,258.5 and IBNR of  $15,220.4 (December 31, 2020 – $9,390.3 and $13,471.7).
Provision for unearned premiums, gross
Changes in the property and casualty provision for unearned premiums for the years ended December 31 were as follows:
	2021	2020
Provision for unearned premiums – January 1	8,397.5	7,222.4
Gross premiums written(1)	23,796.0	18,979.4
Less: gross premiums earned(1)	(21,673.6)	(17,782.9)
Acquisitions of subsidiaries (note 23)	64.1	–
Divestiture of subsidiary	(62.9)	–
Foreign exchange effect and other	(83.4)	(21.4)
Provision for unearned premiums – December 31	10,437.7	8,397.5

(1)
Changes in the provision for unearned premiums, gross for the year ended December 31, 2020 exclude European Run-off’s gross premiums written and gross premiums earned of  $146.5 and $115.9, as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Provision for losses and loss adjustment expenses, gross
Changes in the property and casualty provision for losses and loss adjustment expenses for the years ended December 31 were as follows:
	2021	2020
Provision for losses and loss adjustment expenses – January 1	30,809.3	28,500.2
Decrease in estimated losses and expenses for claims occurring in the prior years	(283.1)	(267.7)
Losses and expenses for claims occurring in the current year	14,396.8	12,303.9
Paid on claims occurring during:
the current year	(3,148.6)	(2,987.5)
the prior years	(7,212.8)	(7,338.0)
Acquisitions of subsidiaries (note 23)	297.3	–
Divestiture of subsidiary	(18.7)	–
Foreign exchange effect and other(1)	(417.4)	598.4
Provision for losses and loss adjustment expenses – December 31	34,422.8	30,809.3

(1)
Included in 2020 is $347.7 of unpaid losses from loss reserves assumed from European Run-off which were previously eliminated on consolidation. See note 23.

Changes in the property and casualty provision for losses and loss adjustment expenses presented in the table above for the year ended December 31, 2020 exclude European Run-off’s losses and loss adjustment expenses of

$196.9 as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.
Provision for life policy benefits
Changes in the provision for life policy benefits for the years ended December 31 were as follows:
	2021	2020
Provision for life policy benefits – January 1	–	–
Acquisition of subsidiary (note 23)	2,638.5	–
New business and renewals	78.1	–
Surrenders, lapses, maturities and deaths	(121.0)	–
Foreign exchange effect and other	(109.6)	–
Provision for life policy benefits – December 31	2,486.0	–
Development of insurance losses, gross
The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development table below shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year’s provision for losses and loss adjustment expenses as at December 31, 2021.
	Calendar year
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Property and casualty provision for losses and loss adjustment expenses	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8	29,081.7	28,500.2	30,809.3	34,422.8
Less: CTR Life(1)	20.6	17.9	15.2	14.2	12.8	8.7	8.0	7.0	5.5	4.4
	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1	29,073.7	28,493.2	30,803.8	34,418.4
Cumulative payments as of:
One year later	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0	7,564.0	7,732.0	7,288.8	7,180.7
Two years later	7,153.1	6,787.6	6,364.5	7,283.6	7,631.4	12,081.3	12,313.5	11,598.0
Three years later	9,148.0	8,775.5	8,172.7	9,466.5	9,655.9	15,222.3	15,363.3
Four years later	10,702.8	10,212.4	9,561.8	10,914.2	11,122.6	17,378.8
Five years later	11,783.3	11,354.4	10,496.4	12,013.9	12,233.4
Six years later	12,729.6	12,123.4	11,202.2	12,859.5
Seven years later	13,335.1	12,754.2	11,793.5
Eight years later	13,877.0	13,283.6
Nine years later	14,341.1
Reserves re-estimated as of:
One year later	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1	27,580.6	28,974.3	28,225.5	30,360.1
Two years later	18,529.4	17,475.0	16,269.2	18,973.6	18,804.8	27,565.9	28,839.4	28,165.4
Three years later	17,820.5	17,307.9	16,114.0	18,502.5	18,752.8	27,451.3	28,990.4
Four years later	17,735.5	17,287.2	15,938.9	18,469.1	18,743.9	27,698.6
Five years later	17,830.5	17,203.5	16,049.6	18,490.5	19,046.6
Six years later	17,791.8	17,340.1	16,123.1	18,759.5
Seven years later	17,931.9	17,420.0	16,403.8
Eight years later	18,041.2	17,680.5
Nine years later	18,285.9
Favourable development	1,342.3	1,514.4	1,330.1	1,042.7	422.4	903.5	83.3	327.8	443.7
Favourable development comprised of:
Effect of foreign currency translation	569.8	475.0	277.4	(185.7)	(148.0)	550.0	186.3	267.6	190.6
Favourable (adverse) loss reserve development	772.5	1,039.4	1,052.7	1,228.4	570.4	353.5	(103.0)	60.2	253.1
	1,342.3	1,514.4	1,330.1	1,042.7	422.4	903.5	83.3	327.8	443.7

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance (“CTR Life”), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company’s exposure to foreign currency risk and the management thereof are discussed in note 24.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.
Favourable loss reserve development in calendar year 2021 of  $253.1 in the table above was principally comprised of favourable loss emergence on accident years 2020, 2019 and 2018, partially offset by adverse development primarily related to asbestos and other latent claims liabilities.
Development of losses and loss adjustment expenses for asbestos
A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. Substantially all of these claims are presented under policies written many years ago and reside primarily within U.S. Run-off.
There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers or reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.
Changes in the company’s provision for losses and loss adjustment expenses related to U.S. asbestos exposure on a gross and net basis for the years ended December 31 were as follows:
	2021		2020
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,030.6	840.0	1,074.6	860.5
Losses and loss adjustment expenses incurred	199.1	151.6	161.0	121.2
Losses and loss adjustment expenses paid	(193.0)	(152.7)	(205.0)	(141.7)
Provision for asbestos claims and loss adjustment expenses – December 31	1,036.7	838.9	1,030.6	840.0

9.
Reinsurance

Reinsurers’ share of insurance contract liabilities was comprised as follows:
	December 31, 2021			December 31, 2020
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	8,989.3	(43.1)	8,946.2	7,971.7	(24.4)	7,947.3
Reinsurers’ share of paid losses	1,019.9	(135.6)	884.3	818.0	(131.2)	686.8
Provision for unearned premiums	2,260.0	–	2,260.0	1,899.1	–	1,899.1
	12,269.2	(178.7)	12,090.5	10,688.8	(155.6)	10,533.2
Current			5,572.4			4,839.0
Non-current			6,518.1			5,694.2
			12,090.5			10,533.2

(1)
Management of credit risk on reinsurance recoverables is discussed in note 24.

Changes in reinsurers’ share of paid losses, unpaid losses and unearned premiums, and the provision for uncollectible reinsurance for the years ended December 31 were as follows:
	2021
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	818.0	7,971.7	1,899.1	(155.6)	10,533.2
Reinsurers’ share of losses paid to insureds	2,360.3	(2,360.3)	–	–	–
Reinsurance recoveries received	(2,152.8)	–	–	–	(2,152.8)
Reinsurers’ share of unpaid losses and premiums earned(1)	–	3,479.0	(5,228.8)	–	(1,749.8)
Premiums ceded to reinsurers(1)	–	–	5,632.1	–	5,632.1
Change in provision, recovery or write-off of impaired balances	(1.7)	–	–	(22.1)	(23.8)
Acquisitions of subsidiaries (note 23)	0.3	82.7	16.7	–	99.7
Divestiture of subsidiary	(3.3)	(6.4)	(10.6)	–	(20.3)
Foreign exchange effect and other	(0.9)	(177.4)	(48.5)	(1.0)	(227.8)
Balance – December 31	1,019.9	8,989.3	2,260.0	(178.7)	12,090.5

(1)
Effective October 1, 2021 Brit completed a loss portfolio transfer with a third party to reinsure loss reserves for a portfolio of risks predominantly comprised of U.S. casualty and discontinued lines of business relating to prior accident years. Pursuant to this transaction Brit ceded net insurance contract liabilities of  $379.1 for consideration of  $344.1 and recorded net favourable reserve development of  $35.0.

	2020
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	776.9	6,956.7	1,583.7	(161.5)	9,155.8
Reinsurers’ share of losses paid to insureds	2,375.4	(2,375.4)	–	–	–
Reinsurance recoveries received	(2,317.9)	–	–	–	(2,317.9)
Reinsurers’ share of unpaid losses and premiums earned(1)	–	2,842.3	(3,923.6)	–	(1,081.3)
Premiums ceded to reinsurers	–	–	4,261.4	–	4,261.4
Change in provision, recovery or write-off of impaired balances	(2.7)	–	–	6.0	3.3
Foreign exchange effect and other(2)	(13.7)	548.1	(22.4)	(0.1)	511.9
Balance – December 31	818.0	7,971.7	1,899.1	(155.6)	10,533.2

(1)
Changes in reinsurers’ share of unpaid losses and unearned premiums for the year ended December 31, 2020 exclude European Run-off’s reinsurers’ share of unpaid losses and premiums earned of  $70.6 and $13.5 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

(2)
Includes $467.1 of unpaid losses from loss reserves ceded to European Run-off which were previously eliminated on consolidation. See note 23.

Commission income earned on premiums ceded to reinsurers in 2021 of  $1,007.8 (2020 – $821.0) is included in commissions, net in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

10.   Insurance Contract Receivables and Payables
Insurance contract receivables were comprised as follows:
	December 31, 2021	December 31, 2020
Insurance premiums receivable	4,247.1	3,665.6
Reinsurance premiums receivable	1,863.9	1,385.3
Funds withheld receivable	574.0	567.3
Other	234.0	235.6
Provision for uncollectible receivables	(35.8)	(37.7)
	6,883.2	5,816.1
Current	6,170.0	5,144.7
Non-current	713.2	671.4
	6,883.2	5,816.1
Changes in insurance premiums receivable and reinsurance premiums receivable for the years ended December 31 were as follows:
	Insurance premiums receivable		Reinsurance premiums receivable
	2021	2020	2021	2020
Balance – January 1	3,665.6	3,325.0	1,385.3	1,176.0
Gross premiums written(1)	18,118.6	14,309.4	5,791.6	4,670.0
Premiums collected	(15,703.6)	(12,537.2)	(3,963.7)	(3,375.6)
Amounts due to brokers and agents	(1,770.1)	(1,417.3)	(1,332.3)	(1,104.8)
Acquisitions of subsidiaries (note 23)	10.2	–	25.8	–
Divestiture of subsidiary	(25.2)	–	–	–
Foreign exchange effect and other	(48.4)	(14.3)	(42.8)	19.7
Balance – December 31	4,247.1	3,665.6	1,863.9	1,385.3

(1)
Changes in insurance premiums receivable and reinsurance premiums receivable for the year ended December 31, 2020 exclude European Run-off’s gross premiums written of  $146.5 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Insurance contract payables were comprised as follows:
	December 31, 2021	December 31, 2020
Payable to reinsurers	2,333.7	1,669.5
Payables associated with unit-linked life insurance products (note 3 and note 23)	621.7	–
Ceded deferred premium acquisition costs	510.3	441.1
Funds withheld payable to reinsurers	274.0	206.3
Amounts payable to agents and brokers	142.4	127.2
Accrued premium taxes	124.1	93.1
Accrued commissions	100.8	69.0
Other insurance contract payables	386.5	357.8
	4,493.5	2,964.0
Current	3,503.4	2,705.8
Non-current	990.1	258.2
	4,493.5	2,964.0

11.
Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:
	2021	2020
Balance – January 1	1,543.7	1,344.3
Premium acquisition costs deferred	4,502.4	3,629.4
Amortization(1)	(4,098.1)	(3,424.0)
Divestiture of subsidiary	(19.7)	–
Foreign exchange effect and other	(4.2)	(6.0)
Balance – December 31	1,924.1	1,543.7

(1)
Excludes in 2020 amortization of European Run-off’s commission expenses of  $7.7 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

12.
Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:
	Goodwill	Intangible assets				Total
		Lloyd’s participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2021	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1
Additions	60.7	–	17.8	27.9	264.3	370.7
Disposals(2)	(28.9)	–	(25.1)	(64.0)	(7.5)	(125.5)
Amortization	–	–	(96.6)	–	(342.8)	(439.4)
Impairments(3)	(52.1)	–	–	(33.1)	(0.1)	(85.3)
Foreign exchange effect and other	(21.2)	–	(2.7)	3.2	(0.7)	(21.4)
Balance – December 31, 2021	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2
Gross carrying amount	3,214.1	503.2	1,338.5	1,139.2	1,427.0	7,622.0
Accumulated amortization	–	–	(577.4)	–	(915.4)	(1,492.8)
Accumulated impairment	(129.3)	–	(0.2)	(51.9)	(19.6)	(201.0)
	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2
	Goodwill	Intangible assets				Total
		Lloyd’s participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2020	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1
Additions	182.1	–	(1.0)	0.1	221.0	402.2
Disposals(2)	(30.3)	–	–	–	(66.5)	(96.8)
Amortization	–	–	(100.4)	–	(115.6)	(216.0)
Impairments(3)	(33.0)	–	(2.1)	(44.7)	(6.3)	(86.1)
Foreign exchange effect and other	10.2	–	1.2	16.8	3.5	31.7
Balance – December 31, 2020	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1
Gross carrying amount	3,199.6	503.2	1,383.6	1,200.4	1,210.4	7,497.2
Accumulated amortization	–	–	(513.7)	–	(611.9)	(1,125.6)
Accumulated impairment	(73.3)	–	(2.4)	(47.1)	(19.7)	(142.5)
	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1

(1)
Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2021 of  $1,686.2 (December 31, 2020 – $1,751.6).

(2)
During 2021 the company sold the operations of Toys “R” Us Canada and Fairfax India sold its 48.8% equity interest in Privi as described in note 23. During 2020 AMAG Insurance settled its bancassurance agreement with PT Bank Pan Indonesia Tbk, received cash consideration of  $66.3 and recorded a net gain of  $3.2 on disposal of the intangible asset.

(3)
Non-cash impairment charges recorded in operating expenses and in other expenses in the consolidated statement of earnings by the insurance and reinsurance companies and Non-insurance companies reporting segment, respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Goodwill and intangible assets were allocated to the company’s cash-generating units (“CGUs”) as follows:
	December 31, 2021			December 31, 2020
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Insurance and reinsurance companies
Allied World	940.0	565.8	1,505.8	940.0	611.7	1,551.7
Brit	215.6	580.5	796.1	200.2	581.1	781.3
Zenith National	317.6	84.4	402.0	317.6	93.2	410.8
Crum & Forster	189.1	91.0	280.1	188.8	104.2	293.0
Northbridge	94.9	121.3	216.2	95.4	105.5	200.9
Odyssey Group	119.7	54.9	174.6	119.7	57.3	177.0
All other(1)	95.9	116.3	212.2	148.4	64.2	212.6
	1,972.8	1,614.2	3,587.0	2,010.1	1,617.2	3,627.3
Non-insurance companies
Recipe	321.2	980.5	1,301.7	280.9	1,011.0	1,291.9
Farmers Edge	208.3	16.0	224.3	202.6	17.0	219.6
Thomas Cook India	142.1	54.5	196.6	144.6	56.3	200.9
AGT	154.4	34.9	189.3	168.5	47.1	215.6
Boat Rocker	89.1	90.2	179.3	90.1	230.8	320.9
All other(2)	196.9	53.1	250.0	229.5	123.4	352.9
	1,112.0	1,229.2	2,341.2	1,116.2	1,485.6	2,601.8
	3,084.8	2,843.4	5,928.2	3,126.3	3,102.8	6,229.1

(1)
Comprised primarily of balances related to AMAG Insurance, Pacific Insurance and Eurolife, and U.S. Run-off in 2020.

(2)
Comprised primarily of balances related to Dexterra Group, Pethealth, Privi (deconsolidated on April 29, 2021), Mosaic Capital (deconsolidated on August 5, 2021), and Sterling Resorts.

At December 31, 2021 goodwill and intangible assets were comprised primarily of amounts arising on the consolidation of Farmers Edge during 2020, the acquisitions of AGT during 2019, Allied World during 2017, St-Hubert and Original Joe’s (both by Recipe) during 2016, Recipe and Brit during 2015, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2021 and it was concluded that no significant impairments had occurred. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of  (i) fair value less costs of disposal, determined using market prices inclusive of a control premium or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.
In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. Cash flows beyond the projected periods were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including premiums, investment returns, revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU’s management and by Fairfax management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 8.1% to 12.1% for insurance and reinsurance subsidiaries, and 9.4% to 19.8% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 3.0% to 3.7%.

13.
Other Assets

Other assets were comprised as follows:
	December 31, 2021			December 31, 2020
	Insurance and reinsurance companies(1)	Non- insurance companies	Total	Insurance and reinsurance companies(1)	Non- insurance companies	Total
Premises and equipment and right-of-use assets (note 22)	725.6	1,558.4	2,284.0	758.1	1,996.0	2,754.1
Assets associated with unit-linked insurance products (note 3 and note 23)	637.1	–	637.1	–	–	–
Inventories	–	547.3	547.3	–	645.6	645.6
Other revenue receivables	–	508.4	508.4	–	550.8	550.8
Finance lease receivables (note 22)	9.4	256.7	266.1	8.5	296.9	305.4
Income tax, sales tax and subsidies receivable	61.6	170.3	231.9	85.5	170.9	256.4
Accrued interest and dividends	211.4	3.7	215.1	195.5	2.4	197.9
Prepaid expenses	110.9	94.9	205.8	125.2	120.7	245.9
Receivable for securities sold but not yet settled	135.4	–	135.4	28.5	–	28.5
Prepaid losses on claims	129.4	–	129.4	118.6	–	118.6
Pension surplus (note 21)	113.8	–	113.8	48.8	–	48.8
Other(2)	791.1	55.9	847.0	620.0	85.2	705.2
	2,925.7	3,195.6	6,121.3	1,988.7	3,868.5	5,857.2
Current	989.9	1,343.7	2,333.6	925.5	1,504.5	2,430.0
Non-current	1,935.8	1,851.9	3,787.7	1,063.2	2,364.0	3,427.2
	2,925.7	3,195.6	6,121.3	1,988.7	3,868.5	5,857.2

(1)
Includes the Life insurance and Run-off reporting segment and Corporate and Other.

(2)
Principally comprised of other receivables, deposits and deferred compensation plans.

14.
Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:
	December 31, 2021			December 31, 2020
	Insurance and reinsurance companies(1)	Non- insurance companies	Total	Insurance and reinsurance companies(1)	Non- insurance companies	Total
Lease liabilities (note 22)	384.2	756.5	1,140.7	456.8	995.3	1,452.1
Payables related to cost of sales	–	580.9	580.9	–	625.7	625.7
Salaries and employee benefit liabilities	482.6	85.6	568.2	394.4	90.6	485.0
Amounts withheld and accrued taxes	453.9	23.8	477.7	367.3	29.1	396.4
Deferred gift card, hospitality and other revenue	35.4	318.5	353.9	21.1	433.3	454.4
Pension and post retirement liabilities (note 21)	237.4	16.5	253.9	325.3	26.6	351.9
Income taxes payable	163.8	11.2	175.0	42.8	21.7	64.5
Administrative and other(2)	1,150.9	284.2	1,435.1	822.0	344.1	1,166.1
	2,908.2	2,077.2	4,985.4	2,429.7	2,566.4	4,996.1
Current	1,538.7	1,177.2	2,715.9	1,274.7	1,414.6	2,689.3
Non-current	1,369.5	900.0	2,269.5	1,155.0	1,151.8	2,306.8
	2,908.2	2,077.2	4,985.4	2,429.7	2,566.4	4,996.1

(1)
Includes the Life insurance and Run-off reporting segment and Corporate and Other.

(2)
Principally comprised of accrued operating expenses, advances from customers and liabilities related to business acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.
Borrowings

	December 31, 2021			December 31, 2020
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes(d):
5.84% due October 14, 2022 (Cdn$446.0)(4)	–	–	–	350.1	351.1	377.6
4.50% due March 22, 2023 (Cdn$400.0)(4)	–	–	–	314.0	312.9	334.1
4.142% due February 7, 2024(1)	–	–	–	85.0	85.0	85.1
4.875% due August 13, 2024	282.5	281.1	301.7	282.5	280.6	309.7
4.95% due March 3, 2025 (Cdn$350.0)	277.1	275.4	299.6	274.7	272.5	306.3
8.30% due April 15, 2026(e)	91.8	91.7	113.3	91.8	91.7	118.6
4.70% due December 16, 2026 (Cdn$450.0)	356.3	354.8	387.9	353.2	351.5	394.6
4.25% due December 6, 2027 (Cdn$650.0)	514.6	513.1	551.4	510.2	508.5	558.3
2.75% due March 29, 2028 (€750.0)	852.9	842.4	926.3	917.7	904.4	1,023.9
4.85% due April 17, 2028	600.0	596.3	668.5	600.0	595.8	677.6
4.23% due June 14, 2029 (Cdn$500.0)	395.8	394.2	424.4	392.5	390.6	426.7
4.625% due April 29, 2030	650.0	645.9	730.0	650.0	645.4	731.8
3.375% due March 3, 2031(3)	600.0	585.1	620.7	–	–	–
3.95% due March 3, 2031 (Cdn$850.0)(4)	672.9	668.0	701.3	–	–	–
7.75% due July 15, 2037(e)	91.3	90.6	125.4	91.3	90.6	123.1
Revolving credit facility(2)	–	–	–	700.0	700.0	700.0
	5,385.2	5,338.6	5,850.5	5,613.0	5,580.6	6,167.4
Borrowings – insurance and reinsurance companies
Odyssey Group floating rate unsecured senior notes due 2021(6)	–	–	–	90.0	90.0	91.0
Allied World 4.35% senior notes due October 29, 2025	500.0	503.9	536.9	500.0	505.0	544.9
Allied World revolving credit facility and other borrowings	17.4	20.6	21.1	40.8	44.2	51.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.3	38.3	38.5	38.3	38.3
Brit 3.6757% subordinated notes due December 9, 2030 (£135.0)	182.9	182.9	174.5	184.5	184.5	170.4
Brit floating rate revolving credit facility	45.0	45.0	45.0	130.0	130.0	130.0
First Mercury trust preferred securities due 2036 and 2037(5)	–	–	–	41.4	41.4	41.4
	783.8	790.7	815.8	1,025.2	1,033.4	1,067.4
Borrowings – non-insurance companies(c)
Fairfax India 5.00% unsecured senior notes due 2028(8)	441.6	438.4	440.3	550.0	547.2	550.0
Fairfax India subsidiary borrowings	91.9	91.3	91.3	167.1	166.4	166.4
AGT credit facilities, senior notes and loans(9)	491.8	488.9	488.9	516.4	514.2	514.0
Recipe term loans and credit facilities	359.0	356.9	356.9	430.7	428.4	428.4
Boat Rocker demand loans and revolving credit facilities	93.8	93.1	93.1	184.6	183.0	183.0
Loans and revolving credit facilities primarily at floating rates(7)	155.2	155.1	155.1	362.0	360.8	360.8
	1,633.3	1,623.7	1,625.6	2,210.8	2,200.0	2,202.6
Total debt	7,802.3	7,753.0	8,291.9	8,849.0	8,814.0	9,437.4

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument’s offering document, except those disclosed in footnote (e) below.

(e)
Not redeemable prior to the contractual maturity date.

During and subsequent to 2021 the company and its subsidiaries completed the following debt transactions:
Holding company
(1)
On October 29, 2021 the company redeemed its $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 at par.

(2)
On June 29, 2021 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders which extended the term from December 21, 2022 to June 29, 2026. During 2021 the company made a net repayment of  $700.0 on its revolving credit facility leaving nil borrowed at December 31, 2021 (December 31, 2020 – $700.0). The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2021 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.245:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $16.4 billion, both calculated as defined in the financial covenants.

(3)
On March 3, 2021 the company completed an offering of  $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031 for net proceeds of  $583.8 after discount, commissions and expenses. Commissions and expenses of  $15.4 were included in the carrying value of the notes.

(4)
On March 1, 2021 the company completed an offering of  $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 for net proceeds of  $666.2 after premium, commissions and expenses. Commissions and expenses of  $5.4 were included in the carrying value of the notes. On March 29, 2021 the company used the net proceeds of that offering to redeem its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and its $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023, and recorded a loss of  $45.7 on redemption as interest expense. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 senior notes due March 3, 2031 as a hedge of a portion of its net investment in Canadian subsidiaries.

Insurance and reinsurance companies
(5)
On December 15, 2021 Crum & Forster redeemed its $41.4 principal amount of First Mercury trust preferred securities.

(6)
On June 15, 2021 and March 15, 2021 Odyssey Group redeemed $40.0 and $50.0 principal amounts of its unsecured senior notes, respectively.

Non-insurance companies
(7)
On December 17, 2021 Fairfax India entered into a $175.0, 3-year unsecured floating rate revolving credit facility with a syndicate of lenders, with an option to extend for an additional year. At December 31, 2021 the credit facility remained undrawn.

(8)
On February 26, 2021 Fairfax India completed an offering of  $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company’s insurance and reinsurance subsidiaries purchased $58.4 of Fairfax India’s offering on the same terms as other participants and that intercompany investment is eliminated in the company’s consolidated financial reporting.

(9)
On January 4, 2022 AGT extended the maturity on its credit facilities to March 17, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in the carrying values of borrowings for the years ended December 31 were as follows:
	2021				2020
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	5,580.6	1,033.4	2,200.0	8,814.0	4,117.3	1,039.6	2,075.7	7,232.6
Cash inflows from issuances	1,250.0	–	499.1	1,749.1	645.0	–	107.8	752.8
Cash outflows from repayments	(801.2)	(131.7)	(593.9)	(1,526.8)	–	(0.3)	(82.5)	(82.8)
Net cash inflows (outflows) from credit facilities and short term loans	(700.0)	(84.3)	(262.0)	(1,046.3)	700.0	(10.0)	60.5	750.5
Non-cash changes:
Acquisition of subsidiary (note 23)	–	–	–	–	–	–	127.4	127.4
Deconsolidation of subsidiary (note 23)	–	(22.5)	(187.4)	(209.9)	–	–	(118.7)	(118.7)
Loss on redemption	45.7	–	(0.1)	45.6	–	–	–	–
Foreign exchange effect and other	(36.5)	(4.2)	(32.0)	(72.7)	118.3	4.1	29.8	152.2
Balance – December 31	5,338.6	790.7	1,623.7	7,753.0	5,580.6	1,033.4	2,200.0	8,814.0
Principal repayments on borrowings are due as follows:
	2022	2023	2024	2025	2026	Thereafter	Total
Holding company	–	–	282.5	277.1	448.1	4,377.5	5,385.2
Insurance and reinsurance companies	0.3	0.3	0.3	545.3	0.3	237.3	783.8
Non-insurance companies	584.4	62.8	208.0	21.1	20.2	736.8	1,633.3
Total	584.7	63.1	490.8	843.5	468.6	5,351.6	7,802.3
Interest Expense
Interest expense in 2021 of  $513.9 (2020 – $475.9) was comprised of $356.8 (2020 – $286.3) incurred on borrowings by the holding company and the insurance and reinsurance companies, inclusive of a loss on redemption of holding company unsecured senior notes of  $45.7 (2020 – nil), $99.2 (2020 – $126.8) incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and interest expense on accretion of lease liabilities of  $57.9 (2020 – $62.8).
16.
Total Equity

Equity attributable to shareholders of Fairfax
Authorized capital
The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.
Issued capital
Issued capital at December 31, 2021 was comprised of 1,548,000 multiple voting shares and 24,986,170 subordinate voting shares without par value prior to deducting 1,869,340 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2020 – 1,548,000, 27,124,093 and 1,696,357 respectively). The multiple voting shares are not traded.

Common stock
The number of shares outstanding was as follows:
	2021	2020
Subordinate voting shares – January 1	25,427,736	26,082,299
Purchases for cancellation	(2,137,923)	(343,871)
Treasury shares acquired	(293,197)	(457,603)
Treasury shares reissued	120,214	146,911
Subordinate voting shares – December 31	23,116,830	25,427,736
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)
Common stock effectively outstanding – December 31	23,865,600	26,176,506
During 2021 the company purchased for cancellation 137,923 subordinate voting shares (2020 – 343,871) under the terms of its normal course issuer bids at a cost of  $58.1 (2020 – $100.9), of which $23.9 (2020 – $15.7) was charged to retained earnings.
On December 29, 2021 the company completed a substantial issuer bid pursuant to which it purchased for cancellation 2,000,000 subordinate voting shares at a price of  $500.00 per share, for aggregate cash consideration of  $1.0 billion, of which $504.6 was charged to retained earnings representing the excess value paid over the company’s paid-up capital of  $495.4 that was recorded in common shares, purchases for cancellation, in the consolidated statement of changes in equity.
During 2021 the company purchased for treasury 293,197 subordinate voting shares at a cost of  $132.6 (2020 – 457,603 subordinate voting shares at a cost of  $137.9) on the open market for use in its share-based payment awards. Subsequent to December 31, 2021 and up to March 3, 2022 the company purchased for treasury 92,719 subordinate voting shares at a cost of $45.9 on the open market for use in its share-based payment awards.
Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:
Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 5, 2022	January 20, 2022	January 27, 2022	$10.00	$249.9
January 5, 2021	January 21, 2021	January 28, 2021	$10.00	$272.1
January 3, 2020	January 17, 2020	January 28, 2020	$10.00	$275.7
Preferred stock
The terms of the company’s cumulative five-year rate reset preferred shares at December 31, 2021 were as follows:
	Next possible redemption and conversion date(1)(2)	Number of shares outstanding(3)	Carrying value(3)	Stated capital(3)	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(4)
Series C	December 31, 2024	7,515,642	$170.8	Cdn$187.9	Cdn$25.00	4.71%	–
Series D	December 31, 2024	2,484,358	$56.4	Cdn$62.1	Cdn$25.00	–	3.28%
Series E	March 31, 2025	5,440,132	$124.5	Cdn$136.0	Cdn$25.00	3.18%	–
Series F	March 31, 2025	2,099,046	$48.1	Cdn$52.5	Cdn$25.00	–	2.29%
Series G	September 30, 2025	7,719,843	$182.1	Cdn$193.0	Cdn$25.00	2.96%	–
Series H	September 30, 2025	2,280,157	$53.8	Cdn$57.0	Cdn$25.00	–	2.69%
Series I	December 31, 2025	10,420,101	$250.5	Cdn$260.5	Cdn$25.00	3.33%	–
Series J	December 31, 2025	1,579,899	$38.0	Cdn$39.5	Cdn$25.00	–	2.98%
Series K	March 31, 2022	9,500,000	$231.7	Cdn$237.5	Cdn$25.00	4.67%	–
Series M	March 31, 2025	9,200,000	$179.6	Cdn$230.0	Cdn$25.00	5.00%	–
			$1,335.5	Cdn$1,456.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)
Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.

(3)
For each series of preferred shares, the number of shares outstanding, carrying value and stated capital remained unchanged during 2021.

(4)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

During 2021 the company paid preferred share dividends of  $44.5 (2020 – $44.0).
Accumulated other comprehensive income (loss)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:
	December 31, 2021			December 31, 2020
	Pre-tax amount	Income tax recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(636.2)	24.6	(611.6)	(550.8)	12.2	(538.6)
Share of accumulated other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	(79.8)	0.4	(79.4)	43.7	(12.3)	31.4
	(716.0)	25.0	(691.0)	(507.1)	(0.1)	(507.2)
Items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	(104.9)	27.5	(77.4)	(214.9)	54.7	(160.2)
Share of net losses on defined benefit plans of associates	(57.3)	5.5	(51.8)	(159.1)	18.2	(140.9)
Other	8.4	10.1	18.5	(0.8)	10.1	9.3
	(153.8)	43.1	(110.7)	(374.8)	83.0	(291.8)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(869.8)	68.1	(801.7)	(881.9)	82.9	(799.0)

Non-controlling interests
Details of non-controlling interests as at and for the years ended December 31 were as follows:
	Domicile	December 31, 2021		December 31, 2020		Net earnings (loss) attributable to non-controlling interests
		Voting percentage(6)	Carrying value	Voting percentage(6)	Carrying value
						2021	2020
Insurance and reinsurance companies(1)
Allied World(2)	Bermuda	29.1%	1,419.6	29.1%	1,329.0	117.8	106.6
Brit(3)	United Kingdom	13.8%	559.3	–	121.7	14.0	(10.9)
Odyssey Group(4)	United States	9.99%	550.0	–	–	–	–
All other(5)	–	–	402.5	–	381.1	89.4	10.9
			2,931.4		1,831.8	221.2	106.6
Non-insurance companies
Restaurants and retail(6)	–	–	494.3	–	469.7	11.8	(51.2)
Fairfax India(6)(7)	Canada	6.1%	1,133.1	6.6%	1,130.9	72.7	(29.4)
Thomas Cook India	India	33.2%	56.3	33.1%	69.4	(16.8)	(23.5)
Other(8)	–	–	315.1	–	168.9	(23.4)	(183.5)
			1,998.8		1,838.9	44.3	(287.6)
			4,930.2		3,670.7	265.5	(181.0)

(1)
Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and Corporate and other.

(2)
On April 28, 2021 Allied World paid a dividend of  $126.4 (April 30, 2020 – $126.4) to its minority shareholders (OMERS, AIMCo and others). The increase in carrying value of Allied World’s non-controlling interests primarily reflected the non-controlling interests’ share of Allied World’s net earnings ($117.8). The company has the option to purchase the interests of the minority shareholders in Allied World at certain dates until September 2024.

(3)
The increase in carrying value of Brit’s non-controlling interests during 2021 primarily reflected the sale of a 13.9% equity interest in Brit to OMERS on August 27, 2021 as described in note 23 and a third party investment of  $124.0 in Brit’s subsidiary Ki Insurance, a fully digital and algorithmically-driven Lloyd’s of London syndicate.

(4)
On December 15, 2021 the company sold a 9.99% equity interest in Odyssey Group to OMERS and CPPIB as described in note 23.

(5)
Principally related to Fairfax consolidated internal investment funds (held by RiverStone Barbados as described in note 23), and Fairfax Asia.

(6)
At December 31, 2021 Fairfax India and Recipe’s non-controlling interest economic ownership percentages were 69.9% and 61.5% (December 31, 2020 – 72.0% and 59.8%), which differed from their non-controlling interest voting percentages of 6.1% and 39.0% (December 31, 2020 – 6.6% and 38.9%). Subsequent to December 31, 2021, on February 15, 2022, the company acquired an additional 5,416,000 subordinate voting shares of Fairfax India from non-controlling interests, which decreased Fairfax India’s non-controlling interest economic ownership and voting percentages to 65.6% and 5.7% at that date.

(7)
The increase in carrying value of Fairfax India’s non-controlling interests during 2021 primarily reflected the sale of an equity interest in Anchorage ($107.4) as described in note 6, the non-controlling interests’ share of Fairfax India’s net earnings and the sale of an equity interest in Fairchem, partially offset by share repurchases ($114.3, primarily reflecting the completion of a substantial issuer bid for cash consideration of  $105.0 in which Fairfax did not tender any shares), the deconsolidation of Privi ($58.6) as described in note 23, and the weakening of the Indian rupee relative to the U.S. dollar.

(8)
The increase in carrying value of Other during 2021 primarily reflected the initial public offerings and related capital transactions at Farmers Edge and Boat Rocker.

Other net changes in capitalization
The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company’s consolidated subsidiaries for the years ended December 31, 2021 and 2020

FAIRFAX FINANCIAL HOLDINGS LIMITED

are included in other net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 23 and under the heading “Non-controlling interests” earlier in this note for details of those transactions.
	2021		2020
	Common shareholders’ equity	Non- controlling interests	Common shareholders’ equity	Non- controlling interests
Sale of non-controlling interests in Odyssey Group	429.1	550.0	–	–
Sale (acquisition) of non-controlling interests in Brit	115.4	296.7	(47.8)	(189.6)
Initial public offerings and related capital transactions at Farmers Edge and Boat Rocker	(3.1)	242.6	–	–
Third party’s investment in Brit’s subsidiary Ki Insurance	–	124.0	–	124.4
Fairfax India’s sale of an equity interest in Anchorage (note 6)	21.8	107.4	–	–
Dividends paid to non-controlling interests by Allied World	(89.6)	89.6	(88.6)	88.6
Fairfax India share repurchases	(12.5)	(114.3)	0.3	(29.1)
Third parties’ net investments in Fairfax consolidated internal investment funds	–	26.2	–	93.7
Other	91.8	(95.3)	22.2	22.3
As presented in other net changes in capitalization in the consolidated statement of changes in equity	552.9	1,226.9	(113.9)	110.3

17.
Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:
	2021	2020
Net earnings attributable to shareholders of Fairfax	3,401.1	218.4
Preferred share dividends	(44.5)	(44.0)
Net earnings attributable to common shareholders – basic and diluted	3,356.6	174.4
Weighted average common shares outstanding – basic	25,953,114	26,446,939
Share-based payment awards	1,503,931	1,273,250
Weighted average common shares outstanding – diluted	27,457,045	27,720,189
Net earnings per common share – basic	$129.33	$6.59
Net earnings per common share – diluted	$122.25	$6.29

18.
Income Taxes

The company’s provision for income taxes for the years ended December 31 were comprised as follows:
	2021	2020
Current income tax:
Current year expense	401.6	172.6
Adjustments to prior years’ income taxes	(14.6)	(23.8)
	387.0	148.8
Deferred income tax:
Origination and reversal of temporary differences	313.5	51.1
Adjustments to prior years’ deferred income taxes	18.9	15.4
Other	6.6	(8.6)
	339.0	57.9
Provision for income taxes	726.0	206.7
A significant portion of the company’s earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for income taxes for the years ended December 31 are summarized in the following table:
	2021					2020
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings (loss) before income taxes	858.8	974.5	157.3	2,402.0	4,392.6	212.6	(110.8)	(221.4)	363.7	244.1
Provision for income taxes	191.6	238.6	18.7	277.1	726.0	121.0	31.4	5.7	48.6	206.7
Net earnings (loss)	667.2	735.9	138.6	2,124.9	3,666.6	91.6	(142.2)	(227.1)	315.1	37.4

(1)
Includes Fairfax India and Fairfax Africa (deconsolidated on December 8, 2020).

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Principally comprised of Brit, European Run-off  (deconsolidated on March 31, 2020) and other associated holding company results.

(4)
Primarily includes companies in India, Asia and Europe (excluding the U.K.), and Allied World, which has operations in multiple jurisdictions.

Increased pre-tax profitability across all jurisdictions in 2021 compared to 2020 primarily reflected improved investment performance (which included the unrealized gain recorded in Asia on the company’s investment in Digit compulsory convertible preferred shares as described in note 5) and improved underwriting results in most companies.
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:
	2021	2020
Canadian statutory income tax rate	26.5%	26.5%
Provision for income taxes at the Canadian statutory income tax rate	1,164.0	64.7
Non-taxable investment income	(149.4)	(108.3)
Tax rate differential on income and losses outside Canada	(399.1)	5.2
Change in unrecorded tax benefit of losses and temporary differences	67.2	172.8
Change in tax rate for deferred income taxes	0.3	(5.7)
Provision (recovery) relating to prior years	4.3	(8.4)
Foreign exchange effect	(23.0)	40.9
Other including permanent differences	61.7	45.5
Provision for income taxes	726.0	206.7
Non-taxable investment income of  $149.4 in 2021 and $108.3 in 2020 were principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. Non-taxable investment income in 2021 also included gains on the consolidation of Eurolife and the deconsolidation of Privi. Non-taxable investment income in 2020 principally reflected the gain on deconsolidation of European Run-off, as described in note 23, that was not taxable in Canada or Barbados.
The tax rate differential on income and losses outside Canada of  $399.1 in 2021 principally related to income taxed at lower rates in Asia (principally related to the unrealized gain recorded on the company’s investment in Digit compulsory convertible preferred shares), the U.S. and at Allied World. The tax rate differential on income and losses outside Canada of  $5.2 in 2020 principally related to losses tax-effected at lower rates at Brit and Fairfax Africa (deconsolidated on December 8, 2020), and in Barbados, partially offset by income taxed at lower rates at Allied World.
The change in unrecorded tax benefit of losses and temporary differences of an income tax rate expense of  $67.2 in 2021 principally related to unrecorded deferred tax assets in Canada and the U.S. of  $65.6 and $24.2, partially offset by the recognition of previously unrecognized deferred tax assets in the U.K. and at Allied World of  $5.5 and $22.0. The change in unrecorded tax benefit of losses and temporary differences of an income tax rate expense of $172.8 in 2020 principally related to unrecorded deferred tax assets in Canada, the U.S. and the U.K. of  $63.3, $54.7 and $53.9 respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other including permanent differences of  $61.7 in 2021 included $8.0 related to non-cash impairment charges on goodwill. Other including permanent differences of  $45.5 in 2020 principally reflected non-cash impairment charges on goodwill and intangible assets recorded by the Non-insurance companies reporting segment.
Income taxes refundable and payable were as follows:
	December 31, 2021	December 31, 2020
Income taxes refundable	58.3	88.7
Income taxes payable	(175.0)	(64.5)
Net income taxes (payable) refundable	(116.7)	24.2
Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:
	2021	2020
Balance – January 1	24.2	90.6
Amounts recorded in the consolidated statements of earnings	(387.0)	(148.8)
Payments made during the year	288.7	63.3
Acquisitions of subsidiaries (note 23)	(54.5)	(0.3)
Deconsolidation of non-insurance subsidiary (note 23)	–	7.6
Foreign exchange effect and other	11.9	11.8
Balance – December 31	(116.7)	24.2
Changes in the net deferred income tax asset (liability) during the years ended December 31 were as follows:
	2021
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	236.3	168.8	141.7	(116.1)	(389.5)	23.9	174.8	117.6	357.5
Amounts recorded in the consolidated statement of earnings	(3.5)	35.6	46.0	(39.4)	(19.5)	(339.2)	32.3	(51.3)	(339.0)
Amounts recorded in total equity	17.5	–	–	–	–	0.8	–	(37.5)	(19.2)
Acquisitions of subsidiaries (note 23)	(4.2)	–	–	7.9	(10.3)	(98.9)	–	31.4	(74.1)
Deconsolidation of non-insurance subsidiaries (note 23)	(7.5)	–	–	–	7.8	–	–	2.3	2.6
Foreign exchange effect and other	(8.6)	(0.2)	–	(0.2)	(1.6)	(1.1)	6.5	1.0	(4.2)
Balance – December 31	230.0	204.2	187.7	(147.8)	(413.1)	(414.5)	213.6	63.5	(76.4)

	2020
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	119.2	145.3	119.9	(96.9)	(428.2)	128.0	211.0	177.6	375.9
Amounts recorded in the consolidated statement of earnings	105.0	22.5	21.8	(19.3)	37.9	(110.8)	(36.0)	(79.0)	(57.9)
Amounts recorded in total equity	0.4	–	–	–	–	0.6	–	25.1	26.1
Acquisitions of subsidiaries (note 23)	(0.1)	–	–	–	–	–	0.1	6.0	6.0
Deconsolidation of non-insurance subsidiary (note 23)	(0.5)	–	–	–	–	–	–	2.3	1.8
Foreign exchange effect and other	12.3	1.0	–	0.1	0.8	6.1	(0.3)	(14.4)	5.6
Balance – December 31	236.3	168.8	141.7	(116.1)	(389.5)	23.9	174.8	117.6	357.5
Management expects that recognized deferred income tax assets will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax liability at December 31, 2021 related to investments (primarily related to net unrealized investment gains in the U.S. and Asia (principally related to unrealized gains recorded in Asia on the company’s investment in Digit compulsory convertible preferred shares)), intangible assets and deferred premium acquisition costs, partially offset by deferred income tax assets related to operating and capital losses, tax credits, provision for losses and loss adjustment expenses and provision for unearned premiums. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for income tax when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Allied World, Recipe and Brit) that are typically not deductible in the determination of income taxes payable. The deferred income tax asset related to operating and capital losses arises primarily at Brit, Northbridge, Thomas Cook India, AGT and Fairfax Latam. Tax credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred income tax assets include temporary differences related to pensions and premises and equipment.
Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2021 deferred income tax assets of  $875.9 (December 31, 2020 – $837.8) related principally to operating and capital losses and U.S. foreign tax credits have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of  $2,089.3 (December 31, 2020 – $2,102.8), losses in Europe of  $488.8 (December 31, 2020 – $537.6), losses in the U.S. of  $109.4 (December 31, 2020 – $46.1), losses at Allied World of  $251.4 across various jurisdictions (December 31, 2020 – $338.8) and U.S. foreign tax credits of  $44.7 (December 31, 2020 – $43.0). The losses in Canada expire between 2029 and 2041. The losses and foreign tax credits in the U.S. expire between 2024 and 2041. Substantially all of the losses in Europe do not have an expiry date. Allied World’s losses are primarily in the U.K. and Asia, with no expiry date.
Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings at December 31, 2021 amounted to approximately $7.6 billion (December 31, 2020 – approximately $5.1 billion) and are not likely to be repatriated in the foreseeable future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

19.
Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company’s insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 24. The company’s share of dividends paid in 2021 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $429.5 (2020 – $239.7).
Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2021, the maximum dividend capacity available in 2022 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:
December 31, 2021
Allied World	1,014.2
Odyssey Group	400.4
Northbridge(1)	326.6
Crum & Forster	185.3
Zenith National	70.8
1,997.3

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the non-controlling interests in Allied World, Odyssey Group and Brit have a dividend in priority to the company.
20.
Contingencies and Commitments

Subsidiaries of the company, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company’s financial position, financial performance or cash flows.
Odyssey Group, Brit and Allied World (“the Lloyd’s participants”) underwrite in the Lloyd’s of London insurance market through their participation in certain Lloyd’s syndicates. The Lloyd’s participants have pledged cash and cash equivalents of  $278.8 and securities with a fair value of  $1,624.1 at December 31, 2021 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd’s participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd’s participants’ liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.
The company’s maximum capital commitments for potential investments in common stocks, limited partnerships, associates and joint ventures at December 31, 2021 was $762.5. Additionally, pursuant to the sale of RiverStone Barbados as described in note 23, the company has guaranteed the value of approximately $1.1 billion of certain securities held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022.

21.
Pensions and Post Retirement Benefits

The funded status of the company’s defined benefit pension and post retirement plans at December 31 were as follows:
	Defined benefit pension plans		Defined benefit post retirement plans
	2021	2020	2021	2020
Benefit obligation	(1,070.9)	(914.8)	(83.9)	(89.2)
Fair value of plan assets	1,014.7	700.9	–	–
Net accrued liability(1)	(56.2)	(213.9)	(83.9)	(89.2)
Weighted average assumptions used to determine benefit obligations:
Discount rate	2.6%	2.2%	3.1%	2.6%
Rate of compensation increase	2.2%	2.6%	3.7%	3.4%
Health care cost trend	–	–	3.6%	3.5%

(1)
The defined benefit pension plan net accrued liability at December 31, 2021 of  $56.2 (December 31, 2020 – $213.9) was comprised of pension deficits of  $170.0, partially offset by pension surpluses of  $113.8 (December 31, 2020 – $262.7, partially offset by $48.8). See notes 13 and 14.

Pension and post retirement benefit expenses recognized in the consolidated statement of earnings for the years ended December 31 were as follows:
	2021	2020
Defined benefit pension plan expense	25.8	24.3
Defined contribution pension plan expense	57.8	53.7
Defined benefit post retirement plan expense (recovery)(1)	2.0	(39.8)
	85.6	38.2

(1)
During 2020 Odyssey Group amended its post retirement plan which resulted in a recovery of  $48.5.

Pre-tax actuarial net gains (losses) recognized in the consolidated statement of comprehensive income for the years ended December 31 were comprised as follows:
	2021	2020
Defined benefit pension plans
Actuarial net gains on plan assets and change in asset ceiling	78.6	17.6
Actuarial net gains (losses) on benefit obligations	33.8	(101.5)
	112.4	(83.9)
Defined benefit post retirement plans – actuarial net gains (losses) on benefit obligations	3.2	(4.4)
	115.6	(88.3)
During 2021 the company contributed $45.6 (2020 – $80.3) to its defined benefit pension and post retirement plans, and expects to contribute $18.1 in 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

22.
Leases

Changes in the company’s right-of-use assets for the year ended December 31 were as follows:
	2021			2020
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Balance – January 1	396.1	611.9	1,008.0	385.4	635.2	1,020.6
Additions	44.0	92.0	136.0	81.5	100.6	182.1
Disposals	(41.2)	(19.8)	(61.0)	(3.1)	(19.9)	(23.0)
Depreciation(2)	(68.3)	(113.0)	(181.3)	(68.9)	(118.0)	(186.9)
Acquisitions of subsidiaries (note 23)	0.9	14.1	15.0	–	20.1	20.1
Deconsolidation of subsidiaries (note 23)	(1.4)	(146.7)	(148.1)	–	–	–
Foreign exchange effect and other	(1.3)	(7.5)	(8.8)	1.2	(6.1)	(4.9)
Balance – December 31 (note 13)	328.8	431.0	759.8	396.1	611.9	1,008.0

(1)
Includes the Life insurance and Run-off reporting segment and Corporate and Other.

(2)
Recorded in operating expenses and other expenses in the consolidated statement of earnings.

The maturity profile of the company’s lease liabilities was as follows:
	December 31, 2021			December 31, 2020
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
One year or less	77.4	173.6	251.0	78.7	212.9	291.6
One to two years	67.6	148.1	215.7	72.5	179.6	252.1
Two to three years	58.6	129.8	188.4	64.3	152.0	216.3
Three to four years	52.0	115.4	167.4	56.5	128.7	185.2
Four to five years	45.1	96.3	141.4	50.6	110.6	161.2
More than five years	142.8	249.6	392.4	213.4	373.0	586.4
Lease liabilities, undiscounted	443.5	912.8	1,356.3	536.0	1,156.8	1,692.8
Lease liabilities, discounted (note 14)	384.2	756.5	1,140.7	456.8	995.3	1,452.1
Weighted average incremental borrowing rate	3.8%	4.5%	4.3%	4.2%	4.5%	4.4%

(1)
Includes the Life insurance and Run-off reporting segment and Corporate and Other.

During 2021 the company recognized in the consolidated statement of earnings interest expense on lease liabilities of  $57.9 (2020 – $62.8) (note 15), and short-term, low value and other lease costs of  $19.1 (2020 – $46.5) that included the benefit of COVID-19 lease concessions and government rent subsidies of  $28.9 (2020 – $15.8) primarily recorded in the Non-insurance companies reporting segment (note 26).

The maturity profile of the company’s finance lease receivables was as follows:
	December 31, 2021			December 31, 2020
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
One year or less	2.5	62.0	64.5	1.8	65.4	67.2
One to two years	2.3	53.0	55.3	1.8	59.3	61.1
Two to three years	1.3	44.7	46.0	1.6	49.6	51.2
Three to four years	1.0	39.3	40.3	0.7	42.0	42.7
Four to five years	1.0	33.3	34.3	0.7	35.6	36.3
More than five years	2.8	64.5	67.3	3.4	90.5	93.9
Finance lease receivables, undiscounted	10.9	296.8	307.7	10.0	342.4	352.4
Unearned finance income	1.5	40.1	41.6	1.5	45.5	47.0
Finance lease receivables (note 13)	9.4	256.7	266.1	8.5	296.9	305.4

(1)
Includes the Life insurance and Run-off reporting segment and Corporate and Other.

23.
Acquisitions and Divestitures

Year ended December 31, 2021
Sale of non-controlling interest in Odyssey Group
On December 15, 2021 Odyssey Group issued shares representing an aggregate 9.99% equity interest to a subsidiary of Canada Pension Plan Investment Board (“CPPIB”) and OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of  $900.0 which was subsequently paid by Odyssey Group as a dividend to Fairfax. The company recorded an aggregate equity gain of  $429.1, principally comprised of a dilution gain and the fair value of a call option received, which was presented as other net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase the interests of CPPIB and OMERS in Odyssey Group at certain dates commencing in January 2025.
Sale of non-controlling interest in Brit
On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. The company recorded an aggregate equity gain of  $115.4, principally comprised of a dilution gain and the fair value of a call option received, which was presented as other net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase OMERS’ interest in Brit at certain dates commencing in October 2023.
Sale of RiverStone Barbados
On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone (Barbados) Ltd. (“RiverStone Barbados”) to CVC Capital Partners (“CVC”). OMERS also sold its 40.0% joint venture interest in RiverStone Barbados to CVC as part of the transaction. The company received consideration of  $695.7, principally comprised of cash of $462.0, non-voting shares of CVC’s RiverStone Barbados holding company with a fair value of  $200.0 (which will convert into a secured vendor loan note with a principal amount of  $200.0 upon completion of certain regulatory undertakings by CVC) and a pension asset on assumption of RiverStone Barbados’ closed pension plan, and recorded a net loss of  $2.1 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation gains that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The company also received a contingent value instrument for potential future proceeds of up to $235.7 with a nominal fair value.
Prior to completion of the transaction, certain subsidiaries of RiverStone Barbados held investments in various Fairfax subsidiaries and certain other companies. Accordingly, CVC and certain affiliates thereof became the indirect owner of those securities upon completion of the transaction. As part of the transaction, on February 8, 2021 the company had entered into Asset Value Loan Notes (“AVLNs”) to guarantee the then approximately $1.3 billion value of the securities to CVC and certain affiliates thereof until such time the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. The company, through Hamblin Watsa, continues to

FAIRFAX FINANCIAL HOLDINGS LIMITED

manage and have direction over these securities, including their voting rights. The company recorded the AVLNs as derivative instruments whose fair value is the difference between the guaranteed value of the underlying securities and their fair value, which resulted in a derivative asset of  $103.8 on the consolidated balance sheet at December 31, 2021, and a net gain on investments of  $103.8 for the year then ended in the consolidated statement of earnings. During 2021 securities with a guaranteed value of  $120.8 were sold or purchased by Hamblin Watsa, leaving securities with a guaranteed value of approximately $1.1 billion remaining under the AVLNs at December 31, 2021.
Sale of Toys “R” Us Canada
On August 19, 2021 the company sold the operations of Toys “R” Us Canada for consideration of  $90.3 (Cdn$115.7), deconsolidated Toys “R” Us Canada from the Non-insurance companies reporting segment and recorded a net gain of  $85.7 in net gains (losses) on investments in the consolidated statement of earnings. The consideration received was comprised principally of a monthly royalty on future revenue of Toys “R” Us Canada.
Privatization of Mosaic Capital
On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company exchanged its holdings of Mosaic Capital debentures and warrants, and cash of  $10.7 (Cdn$13.3), for $130.8 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures, and invested $4.0 (Cdn$5.0) in the privatized company for a 20.0% equity interest. The company deconsolidated Mosaic Capital from the Non-insurance companies reporting segment, recorded the Mosaic Capital 25-year debentures at FVTPL and commenced applying the equity method of accounting to its interest in the purchaser.
Acquisition of Eurolife FFH Insurance Group Holdings S.A.
On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) to 80.0% from 50.0% by exercising a call option valued at $127.3 to acquire the joint venture interest of OMERS for cash consideration of  $142.7 (€120.7). The assets, liabilities and results of operations of Eurolife’s life insurance business were consolidated in the Life insurance and Run-off reporting segment and those of Eurolife’s property and casualty insurance business were consolidated in the Insurance and Reinsurance – Other reporting segment, pursuant to which the company remeasured its 50.0% joint venture interest in Eurolife to its fair value of  $450.0 and recorded a net gain of  $130.5 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation gains that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The remaining 20.0% equity interest in Eurolife continues to be owned by the company’s associate Eurobank. Eurolife is a Greek insurer which distributes its life and property and casualty insurance products and services through Eurobank’s network and other distribution channels.

Eurolife
Acquisition date	July 14, 2021
Percentage of common shares acquired	80.0%(1)
Assets:
Insurance contract receivables	11.6
Portfolio investments	3,653.9(2)
Recoverable from reinsurers	18.6
Deferred income tax assets	32.6
Intangible assets	45.5(3)
Other assets	616.3(4)
4,378.5
Liabilities:
Accounts payable and accrued liabilities	273.2(5)
Insurance contract payables	529.0
Insurance contract liabilities	2,751.4
Deferred income tax liabilities	100.9
3,654.5
Purchase consideration	720.0(6)
Excess of fair value of net assets acquired over purchase consideration	4.0
4,378.5

(1)
The transaction was recorded as the acquisition of a 100% equity interest in Eurolife with the non-controlling interests represented by a redemption liability (described in footnote 5 below) that was included in the fair value of assets acquired and liabilities assumed.

(2)
Includes subsidiary cash and cash equivalents of  $1,433.3.

(3)
Principally an intangible asset of  $29.0 related to a distribution agreement with Eurobank.

(4)
Principally investment assets of  $532.1 related to unit-linked life insurance contracts.

(5)
Includes a redemption liability of  $124.9 on non-controlling interests as the company’s associate Eurobank may put its 20.0% equity interest in Eurolife to the company commencing in 2024 at the then fair value of that interest.

(6)
Comprised of cash consideration of  $142.7, a call option exercised with a fair value of  $127.3 and the company’s 50.0% joint venture interest with a fair value of  $450.0.

Additional investment in Singapore Reinsurance Corporation Limited
On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited (“Singapore Re”) from 28.2% to 94.0% for $102.9 (SGD 138.0) and subsequently increased its ownership interest to 100%. Singapore Re is a general property and casualty reinsurer that underwrites business primarily in southeast Asia.
Fairfax India’s sale of Privi Speciality Chemicals Limited
On April 29, 2021 Fairfax India sold its 48.8% equity interest in Privi Speciality Chemicals Limited (“Privi”) to certain affiliates of Privi’s founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of  $94.9 in the consolidated statement of earnings.
Year ended December 31, 2020
Fairfax Africa transaction with Helios Holdings Limited
On December 8, 2020 Helios Holdings Limited (“Helios”) acquired a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams. Upon closing Helios was appointed sole investment advisor to Fairfax Africa and its co-founders were appointed as Co-Chief Executive Officers, resulting in Fairfax no longer being able to exercise control over Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation (“HFP”) and continues to be listed on the Toronto Stock Exchange.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Prior to closing, in an intercompany transaction on December 7, 2020 the holding company acquired Fairfax Africa’s 42.3% equity interest in Atlas Mara for consideration of  $40.0. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment, recognized its 32.3% equity interest in HFP as an associate and recorded a loss of  $61.5 in net gains on investments in the consolidated statement of earnings, inclusive of foreign currency translation losses. On March 31, 2021 the company invested in HFP debentures and warrants as described in note 6.
Acquisition of Horizon North Logistics
On May 29, 2020 Horizon North Logistics Inc. (“Horizon North”) legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest equity and voting shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, which was subsequently renamed Dexterra Group Inc. (“Dexterra Group”), is a Canadian publicly listed corporation that provides a range of industrial services and modular construction solutions.
Contribution of European Run-off to a joint venture
On March 31, 2020 the company contributed its wholly owned European Run-off group (“European Run-off”) to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of  $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, contemporaneously subscribed for a 40.0% equity interest for cash consideration of  $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to a subscription agreement on December 20, 2019, and entered into a shareholders’ agreement with the company to jointly direct the relevant activities of RiverStone Barbados. At closing on March 31, 2020, the company deconsolidated the assets and liabilities of European Run-off and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of  $117.1 in the consolidated statement of earnings, comprised of a gain of  $243.4 on the disposal of 40.0% of European Run-off and a gain of  $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, partially offset by foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The deconsolidation of European Run-off increased the company’s non-controlling interests by $340.4 at March 31, 2020 as RiverStone Barbados held investments in certain of the company’s subsidiaries. Subsequently on February 8, 2021 the company entered into AVLNs relating to those investments as described above in “Sale of RiverStone Barbados”.
24.
Financial Risk Management

Overview
The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at December 31, 2021 compared to those identified at December 31, 2020, except as discussed below.
Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of his or her company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.
The company’s Chief Operating Officer reports on risk considerations to the company’s Executive Committee and provides a quarterly report on key risk exposures to the company’s Board of Directors. The Executive Committee, in consultation with the Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company’s Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company’s risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.
COVID-19 pandemic
Given the uncertain and continually evolving situation resulting from COVID-19 including subsequent variants, it is difficult to predict the impact the pandemic will continue to have on the company’s businesses. The extent of the impact will depend on future developments including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain or mitigate COVID-19, including extending government mandated economic shutdowns, particularly as new variants continue to emerge. COVID-19 has adversely affected the company’s operations across its operating segments, with varying effects. The company’s underwriting results in 2021 showed significant improvement from those in 2020, with modest current period COVID-19 losses of  $55.1 in 2021 (primarily event cancellation and accident and health exposures). Net prior year reserve development in 2021 included net adverse prior year reserve development of  $73.5 related to unfavourable development on COVID-19 losses from 2020 (primarily business interruption outside North America and workers compensation exposures). Additionally, the company expects its insurance and reinsurance operations to continue to experience reduced premiums written in certain segments where premiums are directly or indirectly linked to travel or economic activity in affected industries, albeit these segments are beginning to recover. Certain of the company’s non-insurance operations continue to experience disruptions and increased uncertainty due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The company’s non-insurance operations have reported improved results in the latter half of 2021 within the Restaurants and retail operating segment as a result of higher business volumes across most companies in this segment due to reduced COVID-19 related lockdown restrictions.
Underwriting Risk
Property and casualty insurance and reinsurance
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely affect the company’s future underwriting results. There were no other significant changes to the company’s exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at December 31, 2021 compared to December 31, 2020.
Principal lines of business
The company’s principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:
•
Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

•
Casualty, which insures against accidents (including workers’ compensation and automobile) and also includes employers’ liability, accident and health, medical malpractice, professional liability and umbrella coverage; and

•
Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

An analysis of net premiums earned by line of business is included in note 25.
The table that follows shows the company’s concentration of insurance risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company’s exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers

FAIRFAX FINANCIAL HOLDINGS LIMITED

(including retrocessions) in 2021 by line of business was comprised of property of  $1,717.4 (2020 – $1,470.7), casualty of  $3,487.7 (2020 – $2,361.2) and specialty of  $423.4 (2020 – $429.5).
	Canada		United States		Asia(1)		International(2)		Total(3)
For the years ended December 31	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Property	1,229.1	996.2	3,912.4	3,364.7	849.2	735.4	2,141.9	1,756.2	8,132.6	6,852.5
Casualty	1,159.0	899.1	10,364.0	7,812.8	549.8	446.6	1,659.5	1,279.4	13,732.3	10,437.9
Specialty	223.3	188.9	755.6	735.7	277.4	248.4	674.8	662.5	1,931.1	1,835.5
Total	2,611.4	2,084.2	15,032.0	11,913.2	1,676.4	1,430.4	4,476.2	3,698.1	23,796.0	19,125.9
Insurance	2,475.1	1,969.4	11,448.6	9,020.4	739.7	682.2	3,341.0	2,637.4	18,004.4	14,309.4
Reinsurance	136.3	114.8	3,583.4	2,892.8	936.7	748.2	1,135.2	1,060.7	5,791.6	4,816.5
	2,611.4	2,084.2	15,032.0	11,913.2	1,676.4	1,430.4	4,476.2	3,698.1	23,796.0	19,125.9

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

(3)
Excludes Eurolife’s life insurance operations gross premiums written of  $114.2 (2020 – nil) since Eurolife’s consolidation on July 14, 2021.

Pricing risk
Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclical nature of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.
Reserving risk
Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors.
The time required to learn of and settle claims is often referred to as the “tail” and is an important consideration in establishing the company’s reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers’ compensation, professional liability and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.
The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.

The diversity of insurance risk within the company’s portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.
Catastrophe risk
Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.
Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group’s aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.
Management of underwriting risk
To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.
As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a

FAIRFAX FINANCIAL HOLDINGS LIMITED

maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholder.
The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes, uncertainty surrounding the impact of climate change on the nature of catastrophic losses and rising claims costs are elevating reinsurance pricing, which has affected the company’s reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant catastrophe losses suffered by the industry since 2017 and some uncertainty surrounding the losses ultimately ceded to reinsurers related to COVID-19, capital adequacy within the reinsurance market remains strong with new capital entering the market and alternative forms of reinsurance capacity continuing to be available. The company remains opportunistic in its use of reinsurance including alternative forms of reinsurance, balancing capital requirements and the cost of reinsurance.
Life Insurance
Life insurance risk in the company arises principally through Eurolife’s exposure to actual experience in the areas of mortality, morbidity, longevity, policyholder behaviour and expenses which is adverse to expectations. Exposure to underwriting risk is managed by uniform underwriting procedures that have been established at Eurolife to determine the insurability of applicants and to manage aggregate exposures for adverse deviations in assumptions. These underwriting requirements are regularly reviewed by Eurolife’s actuaries.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily foreign currency forward contracts and total return swaps). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2021 compared to December 31, 2020.
The company’s gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:
	December 31, 2021	December 31, 2020
Cash and short term investments	22,795.5	13,920.6
Investments in debt instruments:
U.S. sovereign government(1)	3,957.9	3,058.4
Other sovereign government rated AA/Aa or higher(1)(2)	1,074.7	311.2
All other sovereign government(3)	2,194.9	649.3
Canadian provincials	45.0	49.9
U.S. states and municipalities	387.2	378.2
Corporate and other(4)(5)	6,873.9	11,848.3
Receivable from counterparties to derivative contracts	158.9	222.4
Insurance contract receivables	6,883.2	5,816.1
Recoverable from reinsurers	12,090.5	10,533.2
Other assets(6)	1,881.3	1,729.7
Total gross credit risk exposure	58,343.0	48,517.3

(1)
Represented together 9.5% of the company’s total investment portfolio at December 31, 2021 (December 31, 2020 – 7.8%) and considered by the company to have nominal credit risk.

(2)
Comprised primarily of bonds issued by the governments of Canada, Singapore, Australia and Hong Kong with fair values at December 31, 2021 of  $614.6, $95.1, $92.7 and $43.5 respectively (December 31, 2020 – $16.5, $95.7, $42.0 and $58.7).

(3)
Comprised primarily of bonds issued by the governments of Greece, Brazil, Spain and India with fair values at December 31, 2021 of  $844.7, $415.4, $297.5 and $192.5 respectively (December 31, 2020 – $1.2, $40.0, $233.9, and $22.5).

(4)
Represents 13.0% of the company’s total investment portfolio at December 31, 2021 compared to 27.4% at December 31, 2020, with the decrease principally related to net sales of short to mid-dated high quality corporate bonds of  $4,867.1, the exchange of Seaspan debentures for Atlas preferred shares and the redemption of the remaining Seaspan debentures as described in note 6, partially offset by net purchases of unrated first mortgage loans of  $826.9 and an investment in Mosaic Capital 25-year debentures as described in note 23.

(5)
Includes the company’s investments in first mortgage loans at December 31, 2021 of  $1,659.4 (December 31, 2020 – $775.4) secured by real estate predominantly in the U.S., Europe and Canada.

(6)
Excludes assets associated with unit-linked insurance products of  $637.1 at December 31, 2021 (December 31, 2020 –  nil) for which credit risk is not borne by the company, and income taxes refundable of  $58.3 at December 31, 2021 (December 31, 2020 – $88.7) that are considered to have nominal credit risk.

Cash and short term investments
The company’s cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2021, 82.7% of these balances were held in Canadian and U.S. financial institutions, 14.9% in European financial institutions and 2.4% in other foreign financial institutions (December 31, 2020 – 86.7%, 10.2% and 3.1% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.
Investments in debt instruments
The company’s risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody’s issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.
The composition of the company’s investments in debt instruments classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:
	December 31, 2021			December 31, 2020
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	5,248.2	5,237.3	36.1	3,574.3	3,604.8	22.1
AA/Aa	435.0	437.7	3.0	779.1	805.1	4.9
A/A	1,838.4	1,865.5	12.8	3,856.5	4,086.6	25.1
BBB/Baa	1,749.9	1,914.6	13.2	4,157.4	4,590.8	28.2
BB/Ba	1,840.9	1,808.3	12.4	489.6	518.8	3.2
B/B	115.0	114.8	0.8	41.7	42.9	0.3
Lower than B/B	58.4	62.9	0.4	62.4	63.8	0.4
Unrated(1)(2)	2,935.3	3,092.5	21.3	2,458.9	2,582.5	15.8
Total	14,221.1	14,533.6	100.0	15,419.9	16,295.3	100.0

(1)
Comprised primarily of the fair value of the company’s investments in Blackberry Limited of  $535.1 (December 31, 2020 – $438.6), Mosaic Capital of  $129.3 (December 31, 2020 – nil), Chorus Aviation Inc. of  $90.6 (December 31, 2020 – $153.0) and Atlas of nil (December 31, 2020 – $575.9).

(2)
Includes the company’s investments in first mortgage loans at December 31, 2021 of  $1,659.4 (December 31, 2020 – $775.4) secured by real estate predominantly in the U.S., Europe and Canada, primarily with loan-to-value ratios of approximately 60%, reducing the company’s credit risk exposure related to these investments.

At December 31, 2021, 65.1% (December 31, 2020 – 80.3%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 39.1% (December 31, 2020 – 27.0%) rated AA or better (primarily consisting of government bonds). The increase in the fair value of bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury bonds of  $915.7 and Canadian government bonds of  $617.3. The decrease in the fair value of bonds

FAIRFAX FINANCIAL HOLDINGS LIMITED

rated AA/Aa, A/A and BBB/Baa was primarily due to net sales of high quality corporate bonds of  $289.7, $2,192.6 and $2,763.2 respectively. The increase in the fair value of bonds rated BB/Ba was primarily due to the consolidation of the bond portfolios of Eurolife. The increase in the fair value of unrated bonds was primarily due to net purchases of unrated corporate bonds and first mortgage loans of  $826.9 and an investment in Mosaic Capital 25-year debentures as described in note 23, partially offset by the exchange of Seaspan debentures for Atlas preferred shares and the redemption of the remaining Seaspan debentures as described in note 6.
At December 31, 2021 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $3,444.5 (December 31, 2020 – $3,474.4), which represented approximately 6.5% (December 31, 2020 – 8.0%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2021 was the company’s investment in Blackberry Limited of  $535.1 (December 31, 2020 – Atlas of  $575.9), which represented approximately 1.0% (December 31, 2020 – 1.3%) of the total investment portfolio.
Counterparties to derivative contracts
Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.
Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:
	December 31, 2021	December 31, 2020
Total derivative assets(1)	158.9	222.4
Obligations that may be offset under net settlement arrangements	(9.6)	(32.0)
Fair value of collateral deposited for the benefit of the company(2)	(116.5)	(124.3)
Excess collateral pledged by the company in favour of counterparties	4.8	11.7
Initial margin not held in segregated third party custodian accounts	–	5.6
Net derivative counterparty exposure after net settlement and collateral arrangements	37.6	83.4

(1)
Excludes equity warrants, equity call options and other derivatives which are not subject to counterparty risk.

(2)
Excludes excess collateral pledged by counterparties of  $22.5 at December 31, 2021 (December 31, 2020 – $5.0).

Collateral deposited for the benefit of the company at December 31, 2021 consisted of cash of  $14.3 and government securities of  $125.7 (December 31, 2020 – $116.4 and $12.9). The company had not exercised its right to sell or repledge collateral at December 31, 2021.
Recoverable from reinsurers
Credit risk on the company’s recoverable from reinsurers balance existed at December 31, 2021 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business; internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of  $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.
The company’s reinsurance security staff conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for uncollectible reinsurance provisions for the group. The reinsurance security staff also collect and maintain individual operating company and group reinsurance exposures across the company. The company’s single largest recoverable from a reinsurer (Munich Reinsurance Company) represented 7.5% of shareholders’ equity attributable to shareholders of Fairfax at December 31, 2021 (December 31, 2020 – 8.0%) and is rated A+ by A.M. Best.
The company’s gross exposure to credit risk from its reinsurers increased at December 31, 2021 compared to December 31, 2020, primarily reflecting an increase in reinsurers’ share of unearned premiums, paid and unpaid losses due to increased business volumes and the loss portfolio transfer completed by Brit as described in note 9. Changes that occurred in the provision for uncollectible reinsurance during the year are disclosed in note 9.
The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations are generally government or similar insurance funds with limited credit risk.
	December 31, 2021			December 31, 2020
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	568.2	27.2	541.0	473.9	27.5	446.4
A+	5,905.9	494.4	5,411.5	5,244.2	361.5	4,882.7
A	3,899.8	227.3	3,672.5	3,072.9	97.6	2,975.3
A-	371.9	43.9	328.0	359.1	29.9	329.2
B++	50.8	4.6	46.2	55.9	5.2	50.7
B+	0.5	0.3	0.2	2.6	–	2.6
B or lower	20.2	0.1	20.1	16.0	0.4	15.6
Not rated	1,004.0	576.7	427.3	1,101.8	726.9	374.9
Pools and associations	447.9	7.1	440.8	362.4	7.0	355.4
	12,269.2	1,381.6	10,887.6	10,688.8	1,256.0	9,432.8
Provision for uncollectible reinsurance	(178.7)		(178.7)	(155.6)		(155.6)
Recoverable from reinsurers	12,090.5		10,708.9	10,533.2		9,277.2
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company’s cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic effects of the COVID-19 pandemic. The company’s policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.
Holding Company
The holding company’s known significant commitments for 2022 consist of payment of a common share dividend of  $249.9 ($10.00 per common share, paid in January 2022), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities. Additionally, pursuant to the sale of RiverStone Barbados as described in

FAIRFAX FINANCIAL HOLDINGS LIMITED

note 23, the company has guaranteed the value of approximately $1.1 billion of certain securities held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative asset of  $103.8 at December 31, 2021).
The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2021 of  $1,446.2 provides adequate liquidity to meet the holding company’s known commitments in 2022. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2021.
The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2021 the holding company received net cash of  $262.7 (2020 – $222.8) in connection with long equity total return swap derivative contracts (excluding the impact of collateral requirements).
Insurance and reinsurance subsidiaries
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).
The company’s insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2021 portfolio investments, net of derivative obligations, was $51.6 billion (December 31, 2020 – $41.9 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2021 these asset classes represented approximately 12.7% (December 31, 2020 – 11.3%) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments. Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of $1,129.6 at December 31, 2021 (December 31, 2020 – $1,095.5).
The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2021 the insurance and reinsurance subsidiaries received net cash of  $176.9 in connection with long equity total return swaps (excluding the impact of collateral requirements) (2020 – paid net cash of  $628.6 in connection with long and short equity total return swaps).
Non-insurance companies
The non-insurance companies have principal repayments coming due in 2022 of  $584.4, primarily related to AGT’s credit facilities. Subsequent to December 31, 2021, AGT extended the maturity of its senior credit facility of Cdn$625.0 to March 17, 2023. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

Maturity profile of the company’s consolidated financial and insurance liabilities
The following tables set out the maturity profile of the company’s financial and insurance liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:
	December 31, 2021
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,586.6	821.6	1,131.3	399.1	519.7	4,458.3
Insurance contract payables(2)	1,026.7	1,970.0	346.4	16.1	611.6	3,970.8
Provision for losses and loss adjustment expenses	2,925.1	7,033.9	10,662.4	5,391.2	8,410.2	34,422.8
Provision for life policy benefits	72.0	162.7	585.0	575.7	1,280.4	2,675.8
Borrowings – holding company and insurance and reinsurance companies:
Principal	0.1	0.2	283.1	1,270.8	4,614.8	6,169.0
Interest	66.0	193.8	520.0	445.6	584.9	1,810.3
Borrowings – non-insurance companies:
Principal	512.2	72.2	270.8	41.3	736.8	1,633.3
Interest	38.3	35.9	99.8	78.9	114.9	367.8
	6,227.0	10,290.3	13,898.8	8,218.7	16,873.3	55,508.1
	December 31, 2020
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,464.8	816.6	854.5	454.3	675.3	4,265.5
Insurance contract payables(2)	775.6	1,493.0	205.6	13.5	13.5	2,501.2
Provision for losses and loss adjustment expenses	2,880.5	6,111.7	9,577.5	4,753.5	7,486.1	30,809.3
Borrowings – holding company and insurance and reinsurance companies:
Principal	50.1	892.7	664.7	1,142.9	3,887.8	6,638.2
Interest	54.6	204.2	479.0	411.5	554.1	1,703.4
Borrowings – non-insurance companies:
Principal	547.6	761.6	269.5	344.0	288.1	2,210.8
Interest	27.2	43.3	76.5	40.7	103.4	291.1
	5,800.4	10,323.1	12,127.3	7,160.4	13,008.3	48,419.5

(1)
Excludes pension and post retirement liabilities (note 21), deferred gift card, hospitality and other revenue, accrued interest expense and other. The maturity profile of lease liabilities included in the table above is described in note 22.

(2)
Excludes ceded deferred premium acquisition costs.

The timing of claims payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table provides a maturity profile of the company’s derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:
	December 31, 2021				December 31, 2020
	3 months or less	3 months to 1 year	More than 1 year	Total	3 months or less	3 months to 1 year	More than 1 year	Total
Equity total return swaps – long positions	1.8	0.1	–	1.9	8.3	9.7	–	18.0
U.S. treasury bond forward contracts	–	0.8	–	0.8	–	–	–	–
Foreign currency forward and swap contracts	26.4	5.0	46.0	77.4	74.3	16.1	45.6	136.0
Other derivative contracts	46.5	25.9	0.4	72.8	25.8	9.5	0.1	35.4
	74.7	31.8	46.4	152.9	108.4	35.3	45.7	189.4
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company’s primary market risk exposures and how those exposures are managed.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company’s interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2021 the company’s investment portfolio included fixed income securities with an aggregate fair value of approximately $14.5 billion (December 31, 2020 – $16.3 billion) that is subject to interest rate risk.
The company’s exposure to interest rate risk decreased during 2021 primarily due to decreased holdings of fixed income securities reflecting net sales of short to mid-dated high quality corporate bonds of  $4,867.1, partially offset by the consolidation of the bond portfolios of Eurolife. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2021 of  $1,691.3 (December 31, 2020 – $330.8). There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2021 compared to December 31, 2020.
Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company’s senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.
	December 31, 2021			December 31, 2020
	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	13,984.0	(418.4)	(3.8)	15,540.5	(624.5)	(4.6)
100 basis point increase	14,239.6	(224.3)	(2.0)	15,889.8	(335.2)	(2.5)
No change	14,533.6	–	–	16,295.3	–	–
100 basis point decrease	14,900.9	280.6	2.5	16,790.2	410.0	3.0
200 basis point decrease	15,327.9	607.5	5.5	17,348.4	871.6	6.5

(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2021 of  $1,691.3 (December 31, 2020 – $330.8).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.
Market price fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company’s risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair values or future cash flows of the company’s equity and equity-related holdings. The company’s exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2021 compared to December 31, 2020 as shown in the table below.
The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the net effect of the company’s equity and equity-related holdings (long exposures net of short exposures) on the company’s financial position as at December 31, 2021 and 2020 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value at

FAIRFAX FINANCIAL HOLDINGS LIMITED

December 31, 2021 of  $7,192.1 (December 31, 2020 – $5,609.8) as a component of its equity and equity-related holdings when assessing its net equity exposures.
	December 31, 2021		December 31, 2020		Year ended December 31, 2021	Year ended December 31, 2020
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks	5,845.5	5,845.5	4,939.7	4,939.7	1,333.4	24.7
Preferred stocks – convertible(1)	54.5	54.5	27.9	27.9	2.8	4.4
Bonds – convertible	583.4	583.4	461.3	461.3	101.3	143.4
Investments in associates(1)(2)(3)	7,192.1	5,496.6	5,609.8	5,134.9	52.7	8.6
Deconsolidation of non-insurance subsidiaries(4)	–	–	–	–	190.3	(78.5)
Derivatives and other invested assets:
Equity total return swaps – long positions	1,082.8	94.2	1,788.3	126.3	407.5	325.6
Equity warrants and options(5)	257.3	257.3	132.8	132.8	114.2	(56.3)
RiverStone Barbados AVLNs (note 23)	1,250.1	103.8	–	–	109.9	–
Total equity and equity related holdings	16,265.7	12,435.3	12,959.8	10,822.9	2,312.1	371.9
Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	–	–	–	–	–	(528.6)
	–	–	–	–	–	(528.6)
Net equity exposures and financial effects	16,265.7		12,959.8		2,312.1	(156.7)

(1)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(2)
During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of  $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of  $42.0 in the consolidated statement of earnings as described in note 6.

(3)
On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.

(4)
Principally comprised of the sale of Toys “R” Us Canada and Fairfax India’s sale of Privi during 2021 and the deconsolidation of Fairfax Africa during 2020 as described in note 23.

(5)
Includes Atlas warrants.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company’s equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2021 and 2020. The analysis assumes variations of 10% and 20% (December 31, 2020 – 10% and 20%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management’s knowledge of global equity markets.
	December 31, 2021
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	10,861.1	9,966.1	9,073.6	8,184.4	7,297.3
Hypothetical $ change in net earnings	1,549.7	773.5	–	(770.6)	(1,538.8)
Hypothetical % change in fair value	19.7	9.8	–	(9.8)	(19.6)

	December 31, 2020
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	8,799.0	8,074.2	7,350.0	6,627.5	5,897.4
Hypothetical $ change in net earnings	1,227.5	613.3	–	(611.6)	(1,228.8)
Hypothetical % change in fair value	19.7	9.9	–	(9.8)	(19.8)
The change in fair value of non-insurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company’s consolidated financial reporting only upon disposition of the associate. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as they are considered long term strategic holdings.
At December 31, 2021 the company’s ten largest holdings within common stocks, long equity total return swaps and non-insurance investments in associates totaled $6,048.7 or 11.4% of the total investment portfolio (December 31, 2020 – $4,981.5 or 11.5%), of which the largest single holding was the company’s investment in Eurobank of  $1,298.4 (note 6) or 2.4% of the total investment portfolio (December 31, 2020 – $1,166.3 or 2.7%).
Foreign currency risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including net premiums earned and losses on claims, net that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2021 compared to December 31, 2020.
The company’s foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company’s exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.
On March 29, 2021 the company used the net proceeds from its issuance of  $671.6 (Cdn$850.0) principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of $670.6 (Cdn$846.0) due 2022 and 2023. Contemporaneously with the redemptions, the company designated the carrying value of its $671.6 (Cdn$850.0) principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 15 for details. At December 31, 2021 the company has designated the carrying value of Cdn$2,800.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of  $2,364.6 (December 31, 2020 – principal amount of Cdn$2,796.0 with a fair value of  $2,397.6) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2021 the company recognized pre-tax losses of  $16.7 (2020 – $38.0) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.
At December 31, 2021 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of  $926.3 (December 31, 2020 – principal amount of €750.0 with a fair value of  $1,023.9) as a hedge of its net investment in European operations with a euro functional currency. During 2021 the company recognized pre-tax gains of  $63.9 (2020 – pre-tax losses of  $75.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The pre-tax foreign exchange effects included in net gains (losses) on investments in the company’s consolidated statements of earnings for the years ended December 31 were as follows:
	2021	2020
Net gains (losses) on investments:
Investing activities	(122.3)	105.4
Underwriting activities	41.2	(16.8)
Foreign currency contracts	(12.0)	(33.0)
Foreign currency net gains (losses)	(93.1)	55.6
Foreign currency net losses on investing activities during 2021 primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies. Foreign currency net gains on investing activities during 2020 primarily related to euro and Canadian dollar denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar weakened relative to those currencies.
The table below shows the approximate effect of a 10% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2021 with all other variables held constant.
	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Pre-tax earnings (loss)	5.9	(25.6)	31.4	(35.2)	41.6	58.3	(252.6)	(47.3)	50.1	45.0	(123.6)	(4.8)
Net earnings (loss)	1.7	(25.1)	26.9	(26.5)	35.5	48.8	(235.8)	(45.9)	33.3	36.0	(138.4)	(12.7)
Pre-tax other comprehensive income (loss)	(210.4)	(112.1)	(64.1)	(17.4)	(50.1)	(56.4)	(247.9)	(247.7)	(156.5)	(108.6)	(729.0)	(542.2)
Other comprehensive income (loss)	(209.3)	(115.5)	(40.0)	13.7	(49.1)	(55.6)	(230.5)	(229.2)	(148.4)	(109.1)	(677.3)	(495.7)
The hypothetical impact in 2021 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:
Canadian dollar:   Net liability exposure at December 31, 2021 primarily related to net liabilities at Odyssey Group and Crum & Forster, partially offset by net assets at Allied World, Corporate and Other and Run-off. The net liability exposure at December 31, 2021 compared to net asset exposure at December 31, 2020 principally reflected the impact of foreign currency contracts entered into as an economic hedge for increased holdings in Canadian government bonds at Odyssey Group and Crum & Forster, partially offset by increased holding company cash and investments.
Euro:   Net liability exposure at December 31, 2021 primarily related to net liabilities at Allied World, Crum & Forster and Brit. The net liability exposure at December 31, 2021 compared to net asset exposure at December 31, 2020 primarily reflected the impact of foreign currency contracts entered into as an economic hedge and decreased holdings of euro denominated portfolio investments (principally limited partnerships).
British pound sterling:   Net liability exposure at December 31, 2021 primarily related to net liabilities at Brit, Allied World and Odyssey Group. The decrease in net liability exposure at December 31, 2021 compared to December 31, 2020 primarily reflected increased portfolio investments (principally increases in cash and short term investments, and purchases of first mortgage loans).
Indian rupee:   Net asset exposure at December 31, 2021 primarily related to net assets at Fairfax Asia, Odyssey Group, Northbridge and Crum & Forster. The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 primarily reflected the net unrealized gains on Digit compulsory convertible preferred shares held at Fairfax Asia as described in note 5, and increased holdings of Indian rupees as a result of the timing of settlement transactions related to the sale of Indian government bonds.
All other currencies:   Net asset exposure at December 31, 2021 primarily related to net assets in U.S. dollar, Brazilian real, Egyptian pound, Singapore dollar, Australian dollar and South African rand net assets at entities where the functional currency is other than those currencies (primarily at Odyssey Group’s branches located outside of the United States including Paris branch and Newline syndicate), partially offset by a net liability at Fairfax India (primarily U.S. dollar borrowings). The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 primarily reflected increased exposure to the U.S. dollar (principally at Odyssey Group’s branches reflecting growth in the operations) which resulted in a favourable impact on pre-tax earnings, and increased exposure to the Brazilian real (primarily purchases of Brazilian government bonds), the Singapore dollar (primarily relating to underwriting activity at Falcon Hong Kong) and the South African rand (primarily the consolidation of Eurolife’s portfolio investments) which resulted in an unfavourable impact on pre-tax earnings.
The hypothetical impact in 2021 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company’s non-U.S. dollar net investments in subsidiaries and investments in associates as follows:
Canadian dollar:   Primarily related to net investments in Northbridge and Canadian subsidiaries within the Non-insurance companies reporting segment, partially offset by the impact of Canadian dollar borrowings applied as a hedge of net investment in Canadian subsidiaries. The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 primarily reflected increased shareholders’ equity at Northbridge (principally related to net earnings, partially offset by dividends paid) and common shares issued at Farmers Edge and Boat Rocker as a result of their initial public offerings.
Euro:   Primarily related to the company’s investments in associates (principally Eurobank and Astarta) and net investments in Eurolife and Colonnade Insurance, partially offset by Odyssey Group’s net investment in its European branch (net liability exposure) and the impact of euro borrowings applied as a hedge of net investment in European operations. The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 principally reflected the consolidation of Eurolife, which is described in note 23.
British pound sterling:   Primarily related to Odyssey Group’s net investment in its Newline syndicate. The decrease in net asset exposure at December 31, 2021 compared to December 31, 2020 principally reflected a change in currency mix related to a Fairfax consolidated internal investment fund, partially offset by growth at Odyssey Group’s Newline syndicate.
Indian rupee:   Primarily related to net investments in Fairfax India and Thomas Cook India, and the company’s investments in associates (principally Quess and Digit). The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 principally reflected increased net investments in Fairfax India and Thomas Cook India and net decreased exposure in the company’s investments in associates (principally a decrease in Quess, partially offset by an increase in Digit).
All other currencies:   Primarily related to net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso, Uruguayan peso, Brazilian real), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG Insurance (Indonesian rupiah), Singapore Re (Singapore dollar), Fairfirst Insurance (Sri Lankan rupee), Pacific Insurance (Malaysian ringgit), Fairfax Central and Eastern Europe (Bulgarian lev, Czech koruna, Hungarian forint, Romanian leu and Ukrainian hryvnia) and non-insurance companies (primarily AGT’s net investment in its Turkish subsidiary (Turkish lira)), and investments in associates (primarily Kuwaiti dinar at Gulf Insurance and Vietnamese dong at BIC Insurance). The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 primarily reflected the commencement of applying the equity method of accounting to the company’s investment in Gulf Insurance and the consolidation of Singapore Re, partially offset by a decrease in AGT’s net investment in its Turkish subsidiary (principally as a result of the weakening of Turkish lira relative to the U.S. dollar during 2021).
Capital Management
The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $29,068.3 at December 31, 2021 compared to $26,341.3 at December 31, 2020.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company manages its capital based on the following financial measurements and ratios:
	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Holding company cash and investments (net of derivative obligations)	1,446.2	1,229.4	1,446.2	1,229.4
Borrowings – holding company	5,338.6	5,580.6	5,338.6	5,580.6
Borrowings – insurance and reinsurance companies	790.7	1,033.4	790.7	1,033.4
Borrowings – non-insurance companies	1,623.7	2,200.0	–	–
Total debt	7,753.0	8,814.0	6,129.3	6,614.0
Net debt(1)	6,306.8	7,584.6	4,683.1	5,384.6
Common shareholders’ equity	15,049.6	12,521.1	15,049.6	12,521.1
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	4,930.2	3,670.7	2,931.4	1,831.8
Total equity	21,315.3	17,527.3	19,316.5	15,688.4
Net debt/total equity	29.6%	43.3%	24.2%	34.3%
Net debt/net total capital(2)	22.8%	30.2%	19.5%	25.6%
Total debt/total capital(3)	26.7%	33.5%	24.1%	29.7%
Interest coverage(4)	10.6x	1.6x	13.0x(6)	3.3x(6)
Interest and preferred share dividend distribution coverage(5)	9.4x	1.4x	11.1x(6)	2.7x(6)

(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company’s capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.
Common shareholders’ equity increased to $15,049.6 at December 31, 2021 from $12,521.1 at December 31, 2020, primarily reflecting net earnings attributable to shareholders of Fairfax ($3,401.1) and other net changes in capitalization ($552.9, principally related to the sale of non-controlling interests in Odyssey Group and Brit), partially offset by purchases of subordinate voting shares for cancellation ($1,058.1, inclusive of the company’s completion of a substantial issuer bid of  $1.0 billion to purchase and cancel 2 million subordinate voting shares) and for use in share-based payment awards ($132.6), and payments of common and preferred share dividends ($316.6). For further details on other net changes in capitalization refer to note 16 and note 23. Changes in borrowings and non-controlling interests are described in note 15 and note 16 respectively.
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: The consolidated net debt/net total capital ratio decreased to 22.8% at December 31, 2021 from 30.2% at December 31, 2020, primarily as a result of decreased net debt and increased net total capital. The decrease in net debt was due to decreased borrowings by non-insurance companies, insurance and reinsurance companies and the holding company, and increased holding company cash and investments. The increase in net total capital was due to increases in common shareholders’ equity and non-controlling interests, partially offset by decreased net debt. The consolidated total debt/total capital ratio decreased to 26.7% at December 31, 2021 from 33.5% at

December 31, 2020, primarily as a result of decreased total debt and increased total capital (reflecting increases in common shareholders’ equity and non-controlling interests, partially offset by decreased total debt).
In the United States, the National Association of Insurance Commissioners (“NAIC”) applies a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2021 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.0 times (December 31, 2020 – 3.0 times) the authorized control level, except for TIG Insurance which had at least 2.3 times (December 31, 2020 – 2.3 times).
In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2021 and 2020 Allied World’s subsidiary was in compliance with Bermuda’s regulatory requirements.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2021 Northbridge’s subsidiaries had a weighted average MCT ratio of 222% (December 31, 2020 – 208%) of the minimum supervisory target.
The Lloyd’s market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2021 Brit’s available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit, and amounted to $2,199.5 (December 31, 2020 – $1,881.3). This represented a surplus of  $617.9 (December 31, 2020 – $341.0) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit’s minimum targeted surplus of  $210.0 (December 31, 2020 – $210.0).
In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2021 and 2020.
25.
Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments that are categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Prices for inter-segment reinsurance provided by Group Re, Odyssey Group and Allied World are set at arm’s length. Eliminations and adjustments principally reflect the elimination of inter-segment reinsurance, including Crum & Forster’s loss portfolio transfer to U.S. Run-off during 2021, and the elimination of intercompany investment management fees, including Fairfax India’s performance fee accrual as described in note 28. Geographic premiums are determined by the domicile of the operating companies and where the primary underlying insurance risk resides.
Property and Casualty Insurance and Reinsurance
Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.
Odyssey Group – A U.S.-based reinsurer that provides a full range of property and casualty products worldwide, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd’s market in London.
Crum & Forster – A national commercial property and casualty insurer in the U.S. that principally underwrites specialty coverages.
Zenith National – An insurer primarily engaged in workers’ compensation business in the U.S.
Brit – A market-leading global Lloyd’s of London specialty insurer and reinsurer.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Allied World – A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd’s.
Fairfax Asia – This reporting segment includes the company’s operations that underwrite insurance and reinsurance coverages in Hong Kong (Falcon), Singapore (Singapore Re), Malaysia (Pacific Insurance), Indonesia (AMAG Insurance) and Sri Lanka (Fairfirst Insurance). Fairfax Asia also includes the company’s equity accounted interests in Digit (49.0%, in addition to the company’s investment in Digit compulsory convertible preferred shares described in note 5), Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (41.2%).
Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Bryte Insurance, Fairfax Latin America, Fairfax Central and Eastern Europe (“Fairfax CEE”) and Eurolife’s property and casualty insurance operations (“Eurolife General”). Group Re primarily constitutes the participation of the company’s Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Fairfax Latin America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Argentina, Chile, Colombia and Uruguay. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania and an insurance subsidiary in Ukraine, and Fairfax Ukraine which comprises ARX Insurance and Universalna, both property and casualty insurers in Ukraine. Eurolife General writes property and casualty insurance in Greece and Romania.
Life insurance and Run-off
This reporting segment is comprised of Eurolife’s life insurance operations and U.S. Run-off, which includes TIG Insurance Company. European Run-off, which principally consisted of RiverStone (UK), Advent, Syndicate 3500 at Lloyd’s (managed by RiverStone Managing Agency Limited) and TIG Insurance (Barbados) Limited, was deconsolidated on March 31, 2020 as described in note 23.
Non-insurance companies
This reporting segment is comprised as follows:
Restaurants and retail – Comprised principally of Recipe, Toys “R” Us Canada (deconsolidated on August 19, 2021), Golf Town, and Sporting Life.
Fairfax India – Comprised of Fairfax India and its subsidiaries, which are principally NCML and Privi (deconsolidated on April 29, 2021).
Thomas Cook India – Comprised of Thomas Cook India and its subsidiary Sterling Resorts.
Other – Comprised primarily of AGT, Dexterra Group (acquired on May 29, 2020), Mosaic Capital (deconsolidated on August 5, 2021), Boat Rocker, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media (deconsolidated on January 1, 2021).
Corporate and Other
Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Sources of Earnings by Reporting Segment
Sources of earnings by reporting segment for the years ended December 31 were as follows:
2021
	Property and Casualty Insurance and Reinsurance									Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Gross premiums written
External	2,121.6	5,551.4	3,704.8	718.2	3,221.9	5,794.3	534.4	2,149.4	23,796.0	114.2	–	–	–	23,910.2
Intercompany	5.0	194.9	24.9	17.0	16.4	57.6	2.6	216.4	534.8	358.1	–	–	(892.9)	–
	2,126.6	5,746.3	3,729.7	735.2	3,238.3	5,851.9	537.0	2,365.8	24,330.8	472.3	–	–	(892.9)	23,910.2
Net premiums written	1,917.4	4,849.4	2,689.3	713.0	1,998.3	3,907.8	260.6	1,473.6	17,809.4	468.7	–	–	–	18,278.1
Net premiums earned
External	1,815.9	4,178.3	2,910.5	708.9	1,754.4	3,597.9	283.1	1,199.3	16,448.3	109.7	–	–	–	16,558.0
Intercompany	(15.0)	67.6	(397.7)	2.2	(0.1)	(146.3)	(33.4)	164.6	(358.1)	358.1	–	–	–	–
	1,800.9	4,245.9	2,512.8	711.1	1,754.3	3,451.6	249.7	1,363.9	16,090.2	467.8	–	–	–	16,558.0
Underwriting expenses(2)	(1,598.7)	(4,153.7)	(2,410.9)	(628.3)	(1,698.7)	(3,225.2)	(229.6)	(1,343.9)	(15,289.0)	(776.8)	–	–	0.3	(16,065.5)
Underwriting profit (loss)	202.2	92.2	101.9	82.8	55.6	226.4	20.1	20.0	801.2	(309.0)	–	–	0.3	492.5
Interest income	61.8	149.0	80.9	11.7	52.2	98.4	15.4	51.4	520.8	22.2	3.9	28.2	(6.7)	568.4
Dividends	14.8	14.3	6.3	2.8	5.3	17.6	5.3	6.3	72.7	7.8	28.5	(0.8)	–	108.2
Investment expenses	(16.9)	(46.3)	(18.2)	(8.1)	(14.1)	(39.7)	(1.5)	(7.0)	(151.8)	(10.7)	(127.1)	(2.8)	256.6	(35.8)
Interest and dividends	59.7	117.0	69.0	6.4	43.4	76.3	19.2	50.7	441.7	19.3	(94.7)	24.6	249.9	640.8
Share of profit of associates	1.9	101.6	66.6	35.1	31.5	51.7	12.2	23.5	324.1	16.8	22.3	38.8	–	402.0
Other
Revenue	–	–	–	–	–	–	–	–	–	–	5,157.5	–	0.5	5,158.0
Expenses	–	–	–	–	–	–	–	–	–	–	(5,092.1)	–	5.2	(5,086.9)
	–	–	–	–	–	–	–	–	–	–	65.4	–	5.7	71.1
Operating income (loss)	263.8	310.8	237.5	124.3	130.5	354.4	51.5	94.2	1,567.0	(272.9)	(7.0)	63.4	255.9	1,606.4
Net gains on investments(1)	269.2	419.2	201.9	47.4	6.9	178.0	1,485.7	36.2	2,644.5	69.7	266.0	464.9	–	3,445.1
Gain on sale and consolidation of insurance subsidiaries	–	–	–	–	33.2	35.5	60.8	4.0	133.5	–	–	130.5	–	264.0
Interest expense	(1.2)	(4.4)	(3.7)	(3.7)	(18.3)	(27.8)	(0.2)	(2.2)	(61.5)	(7.9)	(140.3)	(305.4)	1.2	(513.9)
Corporate overhead and other	(11.8)	(18.9)	(32.7)	(9.2)	(13.2)	(55.9)	(19.8)	(2.5)	(164.0)	(38.4)	–	50.0	(256.6)	(409.0)
Pre-tax income (loss)	520.0	706.7	403.0	158.8	139.1	484.2	1,578.0	129.7	4,119.5	(249.5)	118.7	403.4	0.5	4,392.6
Provision for income taxes														(726.0)
Net earnings														3,666.6
Attributable to:
Shareholders of Fairfax														3,401.1
Non-controlling interests														265.5
														3,666.6

(1)
Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Fairfax India’s subsidiary Privi of  $94.9 and Toys “R” Us Canada of  $85.7 as described in note 23.

(2)
Property and casualty insurance and reinsurance underwriting expenses for the year ended December 31, 2021 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE – accident year	1,038.0	3,111.7	1,434.9	427.4	981.6	2,458.3	162.9	823.7	10,438.5
Commissions	316.0	796.6	516.3	81.3	489.1	285.3	32.2	257.4	2,774.2
Other underwriting expenses	273.9	365.5	463.4	190.4	328.1	462.8	56.0	291.8	2,431.9
Underwriting expenses – accident year	1,627.9	4,273.8	2,414.6	699.1	1,798.8	3,206.4	251.1	1,372.9	15,644.6
Net (favourable) adverse claims reserve development	(29.2)	(120.1)	(3.7)	(70.8)	(100.1)	18.8	(21.5)	(29.0)	(355.6)
Underwriting expenses – calendar year	1,598.7	4,153.7	2,410.9	628.3	1,698.7	3,225.2	229.6	1,343.9	15,289.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

2020
	Property and Casualty Insurance and Reinsurance										Non- insurance companies	Corporate and Other	Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)				Consolidated
Gross premiums written
External	1,727.5	4,306.3	3,082.4	661.7	2,407.6	4,633.8	421.2	1,738.6	18,979.1	146.8	–	–	–	19,125.9
Intercompany	7.7	140.4	27.0	–	16.8	46.9	3.5	135.4	377.7	–	–	–	(377.7)	–
	1,735.2	4,446.7	3,109.4	661.7	2,424.4	4,680.7	424.7	1,874.0	19,356.8	146.8	–	–	(377.7)	19,125.9
Net premiums written	1,540.4	3,789.6	2,543.0	646.1	1,775.6	3,017.6	221.6	1,183.8	14,717.7	146.8	–	–	–	14,864.5
Net premiums earned
External	1,435.1	3,555.8	2,462.7	646.6	1,710.4	2,788.4	229.2	1,030.8	13,859.0	129.7	–	–	–	13,988.7
Intercompany	(11.0)	30.8	(36.5)	(2.8)	0.3	(65.8)	(7.5)	94.1	1.6	(1.6)	–	–	–	–
	1,424.1	3,586.6	2,426.2	643.8	1,710.7	2,722.6	221.7	1,124.9	13,860.6	128.1	–	–	–	13,988.7
Underwriting expenses(2)	(1,315.3)	(3,396.7)	(2,366.1)	(591.9)	(1,951.0)	(2,596.6)	(214.6)	(1,119.4)	(13,551.6)	(336.2)	–	–	–	(13,887.8)
Underwriting profit (loss)	108.8	189.9	60.1	51.9	(240.3)	126.0	7.1	5.5	309.0	(208.1)	–	–	–	100.9
Interest income	59.6	173.6	91.9	24.3	67.1	136.5	14.1	52.6	619.7	28.5	20.5	57.1	(9.3)	716.5
Dividends	7.9	8.6	2.2	1.8	3.4	20.3	7.1	3.7	55.0	4.9	17.2	0.7	–	77.8
Investment expenses	(11.3)	(31.0)	(14.5)	(7.1)	(12.3)	(30.1)	(1.2)	(6.6)	(114.1)	(8.7)	9.4	(2.0)	90.3	(25.1)
Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	55.8	81.0	769.2
Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	–	(112.8)
Other
Revenue	–	–	–	–	–	–	–	–	–	–	4,742.4	–	(22.8)	4,719.6
Expenses	–	–	–	–	–	–	–	–	–	–	(4,868.0)	–	9.1	(4,858.9)
	–	–	–	–	–	–	–	–	–	–	(125.6)	–	(13.7)	(139.3)
Operating income (loss)	162.0	368.9	124.9	66.7	(175.5)	288.3	41.7	38.8	915.8	(194.6)	(178.7)	8.2	67.3	618.0
Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	–	313.1
Gain (loss) on sale of insurance subsidiary (note 23)	–	(30.5)	(25.8)	–	–	–	–	–	(56.3)	(9.0)	–	182.4	–	117.1
Interest expense	(1.3)	(6.4)	(4.7)	(3.8)	(19.0)	(30.3)	(0.4)	(1.7)	(67.6)	(2.3)	(170.6)	(235.6)	0.2	(475.9)
Corporate overhead and other	(8.1)	(10.5)	(28.2)	(9.8)	(11.9)	(79.2)	(6.0)	(1.4)	(155.1)	(0.2)	–	(82.6)	(90.3)	(328.2)
Pre-tax income (loss)	258.3	294.6	(92.0)	(6.8)	(182.0)	424.8	47.6	28.7	773.2	(303.0)	(414.9)	211.6	(22.8)	244.1
Provision for income taxes														(206.7)
Net earnings														37.4
Attributable to:
Shareholders of Fairfax														218.4
Non-controlling interests														(181.0)
														37.4

(1)
Includes European Run-off prior to its deconsolidation on March 31, 2020 pursuant to the transaction described in note 23.

(2)
Property and casualty insurance and reinsurance underwriting expenses for the year ended December 31, 2020 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE – accident year	878.9	2,652.2	1,521.7	401.8	1,301.8	1,931.2	148.3	687.6	9,523.5
Commissions	243.8	693.5	415.2	74.1	436.4	253.7	30.8	215.6	2,363.1
Other underwriting expenses	231.8	270.5	434.4	190.1	275.6	416.8	54.0	246.7	2,119.9
Underwriting expenses – accident year	1,354.5	3,616.2	2,371.3	666.0	2,013.8	2,601.7	233.1	1,149.9	14,006.5
Net favourable claims reserve development	(39.2)	(219.5)	(5.2)	(74.1)	(62.8)	(5.1)	(18.5)	(30.5)	(454.9)
Underwriting expenses – calendar year	1,315.3	3,396.7	2,366.1	591.9	1,951.0	2,596.6	214.6	1,119.4	13,551.6

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities
Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment, were as follows:
	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2021	2020	2021	2020	2021	2020	2021	2020
Property and Casualty Insurance and Reinsurance
Northbridge	192.1	182.1	–	–	6,152.3	5,231.6	3,978.7	3,418.3
Odyssey Group	1,211.8	1,164.9	–	–	17,309.9	15,041.7	11,946.1	10,141.0
Crum & Forster	422.5	368.2	–	–	8,719.4	7,596.0	6,073.4	5,448.2
Zenith National	186.9	124.5	–	–	2,562.9	2,472.0	1,515.3	1,539.1
Brit	363.0	363.1	16.4	–	10,597.7	9,040.7	8,082.6	6,826.2
Allied World	593.9	537.0	–	–	19,294.8	16,975.5	14,591.1	12,547.4
Fairfax Asia	159.8	149.9	–	–	4,010.0	1,920.1	1,336.8	794.7
Other	255.4	219.6	–	–	5,752.7	5,097.8	4,509.7	4,021.4
	3,385.4	3,109.3	16.4	–	74,399.7	63,375.4	52,033.7	44,736.3
Life insurance and Run-off	272.6	129.3	–	–	6,669.1	2,601.9	5,781.1	2,095.9
Non-insurance companies	1,379.7	1,373.5	44.3	182.1	7,856.4	8,349.0	4,075.1	5,124.2
Corporate and Other and eliminations and adjustments	1,066.3	1,827.5 (1)	–	–	(2,279.8)	(272.3)	3,440.2	4,570.3
Consolidated	6,104.0	6,439.6	60.7	182.1	86,645.4	74,054.0	65,330.1	56,526.7

(1)
Includes investment in associate held for sale related to RiverStone Barbados of  $729.5 as described in note 23.

Product Line
Net premiums earned by product line for the years ended December 31 were as follows:
	Property		Casualty		Specialty(1)		Total
	2021	2020	2021	2020	2021	2020	2021	2020
Property and Casualty Insurance and Reinsurance – net premiums earned
Northbridge	810.8	626.4	828.7	659.6	161.4	138.1	1,800.9	1,424.1
Odyssey Group	2,187.5	1,838.9	1,741.8	1,444.0	316.6	303.7	4,245.9	3,586.6
Crum & Forster	355.9	364.2	1,903.3	1,837.5	253.6	224.5	2,512.8	2,426.2
Zenith National	42.9	37.5	668.2	605.9	–	0.4	711.1	643.8
Brit	699.2	544.3	745.7	853.0	309.4	313.4	1,754.3	1,710.7
Allied World	990.2	882.6	2,369.3	1,755.4	92.1	84.6	3,451.6	2,722.6
Fairfax Asia	90.4	74.5	120.9	116.4	38.4	30.8	249.7	221.7
Other	744.5	634.3	423.4	332.1	196.0	158.5	1,363.9	1,124.9
	5,921.4	5,002.7	8,801.3	7,603.9	1,367.5	1,254.0	16,090.2	13,860.6
Life insurance and Run-off(1)	8.2	31.6	348.8	31.5	110.8	65.0	467.8	128.1
Consolidated net premiums earned	5,929.6	5,034.3	9,150.1	7,635.4	1,478.3	1,319.0	16,558.0	13,988.7
Interest and dividends							640.8	769.2
Share of profit (loss) of associates							402.0	(112.8)
Net gains on investments							3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries (note 23)							264.0	117.1
Other revenue							5,158.0	4,719.6
Consolidated income							26,467.9	19,794.9
Distribution of net premiums earned	35.8%	36.0%	55.3%	54.6%	8.9%	9.4%	100.0%	100.0%

(1)
Includes Eurolife’s life insurance operations since Eurolife’s consolidation on July 14, 2021, and European Run-off prior to its deconsolidation on March 31, 2020, pursuant to the transactions described in note 23.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Geographic Region
Net premiums earned by geographic region for the years ended December 31 were as follows:
	Canada		United States		Asia(1)		International(2)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Property and Casualty Insurance and Reinsurance – net premiums earned
Northbridge	1,782.7	1,407.3	18.2	16.8	–	–	–	–	1,800.9	1,424.1
Odyssey Group	124.1	101.2	2,830.6	2,356.3	518.6	469.8	772.6	659.3	4,245.9	3,586.6
Crum & Forster	2.2	–	2,495.4	2,409.2	1.2	0.2	14.0	16.8	2,512.8	2,426.2
Zenith National	–	–	708.5	643.8	–	–	2.6	–	711.1	643.8
Brit	90.5	97.7	1,271.1	1,228.5	49.3	45.9	343.4	338.6	1,754.3	1,710.7
Allied World	78.5	52.6	2,569.7	2,030.5	239.0	227.6	564.4	411.9	3,451.6	2,722.6
Fairfax Asia	–	–	–	–	249.7	221.7	–	–	249.7	221.7
Other	0.2	0.1	81.8	54.8	189.2	139.6	1,092.7	930.4	1,363.9	1,124.9
	2,078.2	1,658.9	9,975.3	8,739.9	1,247.0	1,104.8	2,789.7	2,357.0	16,090.2	13,860.6
Life insurance and Run-off(3)	–	0.1	358.1	1.1	–	–	109.7	126.9	467.8	128.1
Consolidated net premiums earned	2,078.2	1,659.0	10,333.4	8,741.0	1,247.0	1,104.8	2,899.4	2,483.9	16,558.0	13,988.7
Interest and dividends									640.8	769.2
Share of profit (loss) of associates									402.0	(112.8)
Net gains on investments									3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries (note 23)									264.0	117.1
Other revenue									5,158.0	4,719.6
Consolidated income									26,467.9	19,794.9
Distribution of net premiums earned	12.6%	11.9%	62.4%	62.4%	7.5%	7.9%	17.5%	17.8%	100.0%	100.0%

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

(3)
Includes Eurolife’s life insurance operations since Eurolife’s consolidation on July 14, 2021, and European Run-off prior to its deconsolidation on March 31, 2020, pursuant to the transactions described in note 23.

Non-insurance companies
Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:
	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	1,803.8	1,734.2	228.2	312.8	249.4	225.2	2,876.1	2,470.2	5,157.5	4,742.4
Expenses	(1,724.8)	(1,811.1)	(206.9)	(305.9)	(293.4)	(288.3)	(2,867.0)	(2,462.7)	(5,092.1)	(4,868.0)
Pre-tax income (loss) before interest expense and other(3)	79.0	(76.9)	21.3	6.9	(44.0)	(63.1)	9.1	7.5	65.4	(125.6)
Interest and dividends	7.5	6.1	(102.2)	28.9	(0.1)	–	0.1	12.1	(94.7)	47.1
Share of profit (loss) of associates	–	1.3	20.2	(24.8)	(0.1)	(3.4)	2.2	(73.3)	22.3	(100.2)
Operating income (loss)	86.5	(69.5)	(60.7)	11.0	(44.2)	(66.5)	11.4	(53.7)	(7.0)	(178.7)
Net gains (losses) on investments	29.5	(6.6)	236.4	(12.4)	(3.3)	4.0	3.4	(50.6)	266.0	(65.6)
Pre-tax income (loss) before interest expense	116.0	(76.1)	175.7	(1.4)	(47.5)	(62.5)	14.8	(104.3)	259.0	(244.3)

(1)
These results differ from those published by Fairfax India due to Fairfax India’s application of investment entity accounting under IFRS.

(2)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(3)
Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

Segmented Balance Sheet
The company’s segmented balance sheets as at December 31, 2021 and 2020 present the assets, liabilities and non-controlling interests in each of the company’s reporting segments in accordance with the company’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company’s subsidiaries hold equity interests in other Fairfax subsidiaries (“affiliates”) which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in “Corporate and eliminations”.
	December 31, 2021					December 31, 2020
	Insurance and reinsurance companies	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(5)	Consolidated	Insurance and reinsurance companies	Run-off	Non- insurance companies	Corporate and eliminations(5)	Consolidated
Assets
Holding company cash and investments	604.5	–	–	873.8	1,478.3	598.1	–	–	654.1	1,252.2
Insurance contract receivables	7,266.0	7.8	–	(390.6)	6,883.2	6,052.5	8.4	–	(244.8)	5,816.1
Portfolio investments(1)(2)	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Deferred premium acquisition costs	1,977.3	3.8	–	(57.0)	1,924.1	1,574.4	–	–	(30.7)	1,543.7
Recoverable from reinsurers	13,497.3	457.6	–	(1,864.4)	12,090.5	11,254.2	453.7	–	(1,174.7)	10,533.2
Deferred income tax assets	268.2	29.0	66.9	158.3	522.4	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	3,579.5	7.5	2,341.2	–	5,928.2	3,586.2	41.1	2,601.8	–	6,229.1
Due from affiliates	231.9	360.2	–	(592.1)	–	222.6	357.7	3.8	(584.1)	–
Other assets	1,746.0	810.0	3,195.5	369.8	6,121.3	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in affiliates(3)	167.2	29.3	–	(196.5)	–	153.2	29.3	–	(182.5)	–
Total assets	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0
Liabilities
Accounts payable and accrued liabilities	2,150.4	233.4	2,077.4	524.2	4,985.4	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	72.5	–	47.9	32.5	152.9	114.9	1.1	50.0	23.4	189.4
Due to affiliates	29.4	0.2	135.1	(164.7)	–	8.3	–	117.6	(125.9)	–
Deferred income tax liabilities	322.2	72.9	198.5	5.2	598.8	152.7	–	197.7	6.0	356.4
Insurance contract payables	4,289.4	652.0	–	(447.9)	4,493.5	3,224.2	11.6	–	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	33,684.6	4,806.1	–	(1,598.4)	36,892.3	29,809.4	2,023.3	–	(1,023.4)	30,809.3
Provision for unearned premiums(4)	10,694.5	16.5	–	(256.8)	10,454.2	8,550.1	–	–	(152.6)	8,397.5
Borrowings	790.7	–	1,616.2	5,346.1	7,753.0	1,033.4	–	2,192.5	5,588.1	8,814.0
Total liabilities	52,033.7	5,781.1	4,075.1	3,440.2	65,330.1	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7
Equity
Shareholders’ equity attributable to shareholders of Fairfax	19,778.9	888.0	1,782.5	(6,064.3)	16,385.1	17,117.4	506.0	1,385.9	(5,152.7)	13,856.6
Non-controlling interests	2,587.1	–	1,998.8	344.3	4,930.2	1,521.7	–	1,838.9	310.1	3,670.7
Total equity	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3
Total liabilities and total equity	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Includes investment in associate held for sale at December 31, 2021 of nil (December 31, 2020 – $729.5). See note 6 and note 23.

(3)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(4)
Included in insurance contract liabilities on the consolidated balance sheet.

(5)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

26.
Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:
	2021			2020
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Losses and loss adjustment expenses, property and casualty	10,272.9	–	10,272.9	8,954.5	–	8,954.5
Cost of sales	–	2,987.5	2,987.5	–	2,997.6	2,997.6
Wages and salaries(2)	1,547.1	761.3	2,308.4	1,359.1	632.4	1,991.5
Depreciation, amortization and impairment charges	291.0	639.4	930.4	234.6	517.5	752.1
Employee benefits	345.3	116.9	462.2	293.0	105.2	398.2
Premium taxes	285.9	–	285.9	240.3	–	240.3
Information technology costs	216.3	40.7	257.0	194.4	33.0	227.4
Audit, legal and tax professional fees	159.7	43.4	203.1	141.0	64.0	205.0
Repairs, maintenance and utilities	13.2	144.2	157.4	12.7	110.0	122.7
Share-based payments to directors and employees	118.2	18.3	136.5	103.6	5.9	109.5
Shipping and delivery	1.2	120.0	121.2	1.2	107.5	108.7
Marketing costs	33.4	70.1	103.5	27.6	67.5	95.1
Administrative expense and other(3)	402.4	145.1	547.5	299.0	218.3	517.3
Losses on claims, net, operating expenses and other expenses(4)(5)	13,686.6	5,086.9	18,773.5	11,861.0	4,858.9	16,719.9
Commissions, net (note 9)(6)	2,787.9	–	2,787.9	2,355.0	–	2,355.0
Interest expense (note 15)(6)	373.6	140.3	513.9	305.3	170.6	475.9
	16,848.1	5,227.2	22,075.3	14,521.3	5,029.5	19,550.8

(1)
Includes the Life insurance and Run-off reporting segment and Corporate and Other.

(2)
Includes the benefit of COVID-19 related government wage assistance of  $62.1 (2020 – $123.8) recorded by the non-insurance companies as a reduction of other expenses in the consolidated statement of earnings.

(3)
Includes the benefit of COVID-19 lease concessions and government rent subsidies of  $28.9 (2020 – $15.8), primarily at the non-insurance companies.

(4)
Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.

(5)
Expenses of the non-insurance companies, excluding commissions, net and interest expense, are included in other expenses in the consolidated statement of earnings.

(6)
Presented as separate lines in the consolidated statement of earnings.

27.
Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the property and casualty insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.
	December 31, 2021
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	129.9	336.0	465.9	–	–	–	129.9	336.0	465.9
Holding company assets pledged for derivative obligations	–	46.8	46.8	–	–	–	–	46.8	46.8
Subsidiary cash and short term investments	5,259.2	5,777.6	11,036.8	484.6	761.8	1,246.4	5,743.8	6,539.4	12,283.2
Subsidiary assets pledged for derivative obligations	–	74.0	74.0	–	–	–	–	74.0	74.0
Fairfax India	35.1	26.8	61.9	1.6	13.0	14.6	36.7	39.8	76.5
	5,424.2	6,261.2	11,685.4	486.2	774.8	1,261.0	5,910.4	7,036.0	12,946.4
	December 31, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	81.9	192.3	274.2	5.8	–	5.8	87.7	192.3	280.0
Subsidiary cash and short term investments	2,736.0	1,398.6	4,134.6	349.4	402.5	751.9	3,085.4	1,801.1	4,886.5
Fairfax India	36.0	22.3	58.3	31.9	–	31.9	67.9	22.3	90.2
	2,853.9	1,613.2	4,467.1	387.1	402.5	789.6	3,241.0	2,015.7	5,256.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:
	2021	2020
Net (purchases) sales of securities classified at FVTPL
Short term investments	(767.1)	(2,138.1)
Bonds	2,545.7	287.2
Preferred stocks	(37.3)	(24.5)
Common stocks	477.2	18.4
Net derivatives and other invested assets	395.9	(479.2)
	2,614.4	(2,336.2)
Changes in operating assets and liabilities
Net increase in restricted cash and cash equivalents	(472.6)	(187.8)
Provision for losses and loss adjustment expenses	3,692.0	1,884.3
Provision for unearned premiums	2,152.2	1,243.2
Provision for life policy benefits	(167.9)	–
Insurance contract receivables	(1,152.9)	(496.7)
Insurance contract payables	1,079.8	441.9
Recoverable from reinsurers	(1,580.0)	(898.8)
Other receivables	(96.7)	104.9
Accounts payable and accrued liabilities	291.1	(45.4)
Other	(758.1)	(172.4)
	2,986.9	1,873.2
Net interest and dividends received
Interest and dividends received	865.7	789.8
Interest paid on borrowings	(366.7)	(370.4)
Interest paid on lease liabilities	(54.8)	(62.4)
	444.2	357.0
Net income taxes paid	(288.7)	(63.3)

28.
Related Party Transactions

Management and Director Compensation
Compensation for the company’s key management team for the years ended December 31 determined in accordance with the company’s IFRS accounting policies was as follows:
	2021	2020
Salaries and other short-term employee benefits	10.8	10.9
Share-based payments	4.7	3.5
	15.5	14.4
Compensation for the company’s Board of Directors for the years ended December 31 was as follows:
	2021	2020
Retainers and fees	1.5	1.1
Share-based payments	0.4	0.6
	1.9	1.7

Transactions with investments in associates
Atlas preferred shares and warrants
On June 11, 2021 the company exchanged certain tranches of its Atlas debentures for preferred shares and warrants as described in note 6.
HFP unsecured debentures and warrants
On March 31, 2021 the company invested $100.0 in HFP unsecured debentures and warrants as described in note 6.
RiverStone Barbados portfolio investments
On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados pursuant to the transaction described in note 23.
Eurolife non-controlling interest redemption liability
Pursuant to the consolidation of Eurolife as described in note 23, the company has a redemption liability on the 20.0% non-controlling interest in Eurolife held by the company’s associate Eurobank that is included in accounts payable and accrued liabilities on the consolidated balance sheet.
Transactions with subsidiaries
Fairfax India’s sale of Privi
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi to certain affiliates of Privi’s founders as described in note 23.
Thomas Cook India preferred shares
During the first quarter of 2021 the company invested $60.0 in Thomas Cook India preferred shares through a private placement. This intercompany shareholding is eliminated in the company’s consolidated financial reporting.
Fairfax India Performance Fee Receivable
On December 31, 2021 the holding company had a performance fee receivable of  $84.7 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company’s consolidated financial reporting. Under the investment advisory agreement, if a performance fee is payable for the period ending on December 31, 2023, the performance fee will be payable in cash, or at Fairfax’s option, in subordinate voting shares of Fairfax India. If Fairfax elects to have the performance fee paid in subordinate voting shares, such election must be made no later than December 15, 2023.
On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of an intercompany performance fee receivable of  $5.2 pursuant to its investment advisory agreement with Fairfax India as the increase in Fairfax India’s book value per share (common shareholders’ equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold.
Fairfax India Senior Notes Offering
On February 26, 2021 the company’s subsidiaries purchased $58.4 principal amount of Fairfax India’s 5.00% unsecured senior notes pursuant to the offering described in note 15.

FAIRFAX FINANCIAL HOLDINGS LIMITED

29.
Subsidiaries

The company’s principal operating subsidiaries are presented in the tables below. During 2021 the company consolidated Eurolife and Singapore Re and deconsolidated Toys “R” Us Canada, Mosaic Capital and Privi, a subsidiary of Fairfax India, as described in note 23. Excluded from these tables are intermediate holding companies of investments in subsidiaries and intercompany balances that are eliminated on consolidation.
December 31, 2021	Domicile	Fairfax’s ownership (100% other than as shown below)
Property and casualty insurance and reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Group Holdings, Inc. (Odyssey Group)	United States	90.0%
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	86.2%
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	70.9%
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (Southbridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (Southbridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (Southbridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Eurolife FFH General Insurance Single Member S.A. (Eurolife General)	Greece	80.0%
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.3%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Singapore Reinsurance Corporation Limited (Singapore Re)	Singapore
Life insurance and Run-off
Eurolife FFH Life Insurance Group Holdings S.A. (Eurolife)	Greece	80.0%
Run-off, which is principally comprised of:
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

December 31, 2021	Domicile	Fairfax’s ownership	Primary business
Non-insurance companies
Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	38.5%(1)	Franchisor, owner and operator of restaurants
Sporting Life Group Limited, which owns:	Canada	71.4%	Invests in retail businesses
100.0% of Sporting Life Inc. (Sporting Life)	Canada	71.4%	Retailer of sporting goods and sports apparel
100.0% of Golf Town Limited (Golf Town)	Canada	71.4%	Retailer of golf equipment, apparel and accessories
Fairfax India
Fairfax India Holdings Corporation (Fairfax India)(2)	Canada	30.1%(2)	Invests in public and private Indian businesses
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	66.8%	Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	66.8%	Owner and operator of holiday resorts
Other
AGT Food and Ingredients Inc. (AGT)	Canada	58.0%	Originator, processor and distributor of value-added pulses and staple foods
Dexterra Group Inc. (Dexterra Group)	Canada	48.8%	Provider of Infrastructure support services
Boat Rocker Media Inc. (Boat Rocker)	Canada	45.0%(3)	Entertainment content creator, producer and distributor
Farmers Edge Inc. (Farmers Edge)	Canada	61.4%	Provider of advanced digital tools for agriculture

(1)
The company owns multiple voting shares and subordinate voting shares of Recipe that give it voting rights of 61.0%.

(2)
The company owns multiple voting shares and subordinate voting shares of Fairfax India that give it voting rights of 93.9%. Fairfax India owns an equity interest of 89.5% in National Commodities Management Services Limited (NCML), a provider of agricultural commodities storage.

(3)
The company has voting rights of 56.1% due to Boat Rocker’s issuance of non-voting shares to non-controlling interests.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(as of March 4, 2022)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)
Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations
(1)
Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)
In this MD&A, the Life Insurance and Run-off reporting segment is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures located at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Gross premiums written, net premiums written, underwriting profit (loss), corporate overhead, combined ratio, loss ratio, expense ratio, commission expense ratio, underwriting expense ratio, accident year loss ratio, accident year combined ratio, combined ratio points, float, average float, annual benefit (cost) of float, book value per basic share, long equity exposures, short equity exposures and net equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents all of these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Operating income (loss), and various supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate.
Non-GAAP Financial Measures – Excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.
Overview of Consolidated Performance
The analysis that follows presents the company’s five year track record in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s Board of Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.
Five year Financial Profile
Net earnings attributable to shareholders of Fairfax
Net earnings attributable to shareholders of Fairfax increased to $3,401.1 in 2021 from $218.4 in 2020, making 2021 a record year for Fairfax, only two years after the previous record was set in 2019 with net earnings of $2,004.1. Key drivers of Fairfax’s consolidated performance in 2021 compared to 2020, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Property and Casualty Insurance and Reinsurance
Underwriting Performance
					Catastrophe and COVID-19 losses		Net favourable prior year reserve development
	Gross premiums written, third party	Net premiums written	Underwriting profit (loss)	Combined ratios	Losses	Combined ratio impact	Favourable reserve development	Combined ratio impact
2017	12,199.1	9,975.2	(641.5)	106.6%	1,330.4	13.7%	491.7	5.1%
2018	15,377.6	12,017.5	318.3	97.3%	752.3	6.5%	789.0	6.8%
2019	16,904.8	13,261.1	394.5	96.9%	497.8	4.0%	479.8	3.8%
2020	18,979.1	14,717.7	309.0	97.8%	1,313.0	9.5%	454.9	3.3%
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%
% change 2021 over 2020	25.4%	21.0%
% change 2021 over 2017	95.1%	78.5%

•
The company’s insurance and reinsurance operations achieved strong growth in 2021, with gross premiums written up by 25.4% or $4,816.9, and net premiums written up by 21.0% or $3,091.7 driven by a strong pricing environment, with all operating companies reporting increases in excess of 20% except Zenith National, where growth was more modest due to a less robust pricing environment in the workers’ compensation business.

•
The growth in net premiums written in 2021 was partially offset by loss portfolio transfers of prior year reserves and discontinued lines of business at Brit ($344.1) and Crum & Forster ($358.1). Excluding the loss portfolio transfers (which were accounted for as negative premiums and recorded as a reduction to net written and earned premium), net premiums written grew by 25.8%.

•
Since 2017 the company has nearly doubled its premiums, almost entirely organically, and has retained an increased level of the business written as it managed its global insurance risk. The company’s insurance and reinsurance companies successfully benefited from the continued hard market conditions in 2021, supported by the company’s diversified operations (both geographically and lines of business written). The company’s net premiums written to statutory surplus (total equity) in 2021 has increased with some companies now writing in excess of 1.0 times. In 2021 Crum & Forster’s and Northbridge’s net premiums written to statutory surplus was 1.5 times and 1.2 times compared to Allied World and Odyssey Group at 0.8 times and 0.9 times, reflecting their ability to further expand in these favourable market conditions that continue to prevail in many of their markets, particularly in North America.

•
An example of the organic growth the company achieved in 2021 was Brit’s initiative Ki Insurance, where Ki Insurance’s premiums were $395.6 in its first year of business. Ki Insurance is Brit’s fully digital and algorithmically-driven Lloyd’s of London syndicate.

•
The company’s property and casualty insurance and reinsurance operations reported a record year of underwriting profit of  $801.2 and a 95.0% combined ratio, despite one of the highest years for catastrophe losses on record and COVID-19 losses which totaled $1,203.2 or 7.5 combined ratio points, compared to a combined ratio of 97.8% and an underwriting profit of  $309.0 in 2020 which absorbed catastrophe and COVID-19 losses of  $1,313.0 or 9.5 combined ratio points. The impact of the increased severity experienced in catastrophe losses during 2021, reflected in the losses from Hurricane Ida, the U.S. winter storms, and the European floods, were mitigated by the company’s property and casualty insurance and reinsurance operations’ strong underwriting and risk management disciplines across all operating companies, diversification provided by the company’s decentralized organization, and the significant growth achieved in net premiums earned.

•
The company produced underwriting profits in four of the last five years with the underwriting loss in 2017 reflecting the historic frequency and severity of catastrophe events, which included Hurricanes Harvey, Irma and Maria and the California wildfires. It is anticipated that the insurance industry will have in excess of  $100 billion of catastrophe losses in 2021, representing the second costliest year ever after the record losses in 2017.

•
The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of  $355.6 or 2.2 combined ratio points in 2021, inclusive of  $73.5 of net adverse prior year reserve development relating to the company’s COVID-19 ultimate losses from 2020. At December 31, 2021 net unpaid claims for COVID-19 losses was $417.4, of which 70.5% was incurred but not reported losses.

•
Run-off reported net adverse prior year reserve development of  $212.0 related to exposures in asbestos, pollution and other hazard reserves. For details on the Life Insurance and Run-off reporting segment, refer to the Components of Net Earnings section of this MD&A under the heading “Life Insurance and Run-off”.

Insurance Environment
Property and casualty insurers saw significant growth in premium volume in 2021 resulting from favourable underwriting conditions and rate increases across most lines of business. This year also provided a reminder that insurers are in the risk business with the industry absorbing significant catastrophe losses in 2021, second only to 2017. Despite improving underwriting conditions, the property and casualty insurance and reinsurance industry is expected to report a modest underwriting loss, weighed down by the impact of elevated catastrophe losses stemming from traditional and secondary perils, inflationary pressures, both on underlying costs and social inflation, and a return to more normal economic activity following extensive government mandated shutdowns in 2020.
Favourable underwriting conditions are expected to continue into 2022 as inflationary pressures continue to build, the risks associated with climate change become more prominent with above average catastrophe losses, and insurers bring pricing more in line with loss costs, particularly in lines of business that have underperformed. Insurers saw significant decreases in COVID-19 related losses in 2021 compared with the previous year, as global economies emerge from government mandated lockdowns and vaccines become widely distributed, causing an increase toward pre-pandemic loss frequency as normal daily activities resume. Given the uncertain and continually evolving situation resulting from COVID-19 including subsequent variants, it is difficult to predict the effect the pandemic will continue to have on the insurance industry. Although the industry is well capitalized heading into 2022, the industry continues to feel the effects of low interest rates that negatively affect operating income, although investment results have been supported by strong equity markets throughout 2021.
The reinsurance sector continued to benefit from the hard underlying insurance market in 2021 with most lines of business achieving significant rate increases, primarily casualty lines of business, and the tightening of terms and conditions, particularly related to infectious diseases and cyber risks. The increased frequency and severity of catastrophe losses in recent years and the losses associated with secondary perils, and adverse loss trends on certain U.S. casualty lines, is expected to continue to provide support for favourable underwriting terms and pricing in reinsurance lines in 2022. The reinsurance industry continues to be well capitalized with global reinsurance capital growing in 2021 with strong equity markets, retained profits and the continued growth of alternative capital.
Non-insurance companies
Operating income (loss) – Non-insurance companies
	Restaurants and retail(1)	Fairfax India(1)	Performance fee expense (income)(2)	Fairfax India excluding impact of performance fee	Thomas Cook India(1)	Other(1)	Total
2017	126.9	(51.2)	112.2	61.0	56.8	79.6	324.3
2018	131.9	99.7	–	99.7	27.1	121.6	380.3
2019	79.4	113.6	48.5	162.1	(176.7)	(18.7)	46.1
2020	(69.5)	11.0	(42.0)	(31.0)	(66.5)	(53.7)	(220.7)
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2

(1)
As disclosed in Note 25 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.

(2)
Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Refer to Note 28 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2021. Fairfax has earned $119.6 in performance fees from Fairfax India since Fairfax India’s inception in 2015 that was paid in subordinate voting shares of Fairfax India for the cumulative period ending December 31, 2020.

•
Operating income in the Non-insurance companies reporting segment of  $78.2 in 2021 saw significant improvements over the operating loss of  $220.7 in 2020, principally reflecting the easing of COVID-19 related lock down restrictions that negatively affected the Restaurant and retail operating segment’s Canadian operations (which also benefited from higher government subsidies in 2020) and Fairfax’s companies that operate in India (Fairfax India and Thomas Cook India), and the Other operating segment producing operating income in 2021 compared to an operating loss in 2020, primarily reflecting the deconsolidation of Fairfax Africa and its subsidiary CIG (both on December 8, 2020).

FAIRFAX FINANCIAL HOLDINGS LIMITED

•
The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and as such are managed and reviewed by management as part of portfolio investment performance. Refer to the heading Financial Condition within this section of the MD&A for additional details on the pre-tax excess of fair value over the carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries of  $346.4 at December 31, 2021 that the company considers to be portfolio investments.

Share of profit (loss) of associates
	Insurance and reinsurance				Non-insurance
	Eurolife	Gulf Insurance	All other	Total	Eurobank	Resolute	Atlas(1)	IIFL Finance(2)	Quess	All other	Total	Total investments in associates
2017	117.6	7.7	12.6	137.9	–	0.3	–	36.5	–	25.8	62.6	200.5
2018	18.1	7.3	(55.1)	(29.7)	–	74.4	8.8	45.3	8.4	113.9	250.8	221.1
2019	154.8	15.4	(23.7)	146.5	–	(4.9)	83.8	198.9	(183.2)	(71.5)	23.1	169.6
2020	6.1	5.8	107.4	119.3	(11.9)	(57.0)	116.4	19.9	(124.6)	(174.9)	(232.1)	(112.8)
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	40.6	(1.4)	(17.5)	329.4	402.0

(1)
Formerly Seaspan Corporation during 2019 and 2018.

(2)
Formerly IIFL Holdings Limited during 2018 and 2017.

•
Share of profit of associates in 2021 of  $402.0 did not include any non-cash impairment charges compared to share of loss of associates of  $112.8 in 2020 which included non-cash impairment charges of  $240.3, principally related to investments in Quess ($98.3), Resolute ($56.5), Atlas Mara ($35.0) and Astarta ($26.3). The financial impact of COVID-19 during 2020 was a significant contributor to the non-cash impairment charges recorded and the business challenges experienced at many of the company’s non-insurance investments in associates. Fairfax has seen improvements during 2021 in the underlying operations that is evidenced in the company’s share of profit recorded and the absence of impairment charges.

Net gains (losses) on investments
	Long equity exposures	Short equity exposures	Net equity exposures and financial effects	Bonds	Other	Net gains on investments
2017	1,067.0	(417.9)	649.1	44.9	773.5	1,467.5
2018	431.9	(38.2)	393.7	(38.4)	(102.4)	252.9
2019	1,280.0	(57.8)	1,222.2	197.1	296.9	1,716.2
2020	371.9	(528.6)	(156.7)	562.2	(92.4)	313.1
2021	2,312.1	–	2,312.1	(286.6)	1,419.6	3,445.1

•
Net gains on investments of  $3,445.1 in 2021 principally reflected net gains on long equity exposures and preferred stocks (included in Other in the table above and described below), partially offset by net losses on bonds. Net gains on investments of  $313.1 in 2020 reflected markets significantly rebounding by year end, reversing the adverse impact COVID-19 had on the global financial markets in the first quarter of 2020, and principally reflected net gains on bonds and other equity derivatives, partially offset by net losses on short equity derivatives (positions fully closed out in 2020) and U.S. treasury bond forward contracts.

•
At December 31, 2021 the company’s insurance and reinsurance companies held $24,894.8 in cash and short-dated investments representing 50.3% of portfolio investments, comprised of  $21,799.5 of subsidiary cash and short-term investments and $3,095.3 of short-dated U.S. treasuries, which has dampened interest income in 2021 and for the near term, but has protected Fairfax from the impact of inflation and rising interest rates. The company’s total investment return will benefit from rising short-term interest rates as the allocation from cash and short-term investments shifts into short-dated fixed income securities with higher interest rates.

•
During June 2021, the company’s 49.0% equity accounted associate Go Digit Infoworks Services Private Limited (“Digit”) entered into agreements with certain third party investors for its general insurance subsidiary Go Digit Insurance Limited (“Digit Insurance”) to raise approximately $200 of new equity shares, valuing Digit Insurance at approximately $3.5 billion. The increase in the value of Digit Insurance resulted in the company recording a net unrealized gain of  $1,490.3 on its investment in Digit compulsory convertible preferred shares in 2021. The company anticipates it will consolidate Digit when it receives regulatory approvals to increase its equity interest in Digit above 49.0% to a controlling interest.

Financial Condition
	Holding company cash and investments	Total debt to total capital, excluding consolidated non-insurance companies(1)	Excess (deficiency) of fair value over carrying value(2)	Net earnings attributable to shareholders of Fairfax	Common shareholders’ equity	Book value per basic share	Closing share price in Cdn$
2017	2,356.9	23.8%	1,160.9	1,740.6	12,475.6	449.55	669.34
2018	1,550.6	25.0%	(98.4)	376.0	11,779.3	432.46	600.98
2019	975.2	24.5%	(209.0)	2,004.1	13,042.6	486.10	609.74
2020	1,229.4	29.7%	(662.6)	218.4	12,521.1	478.33	433.85
2021	1,446.2	24.1%	346.4	3,401.1	15,049.6	630.60	622.24
% change 2021 over 2020						31.8%	43.4%
% change 2021 over 2017						40.3%	(7.0)%

(1)
Excludes borrowings at the consolidated non-insurance companies as those are non-recourse to the holding company.

(2)
Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in Financial Condition under the heading Book Value Per Basic Share in this MD&A.

•
Maintaining an emphasis on financial soundness, the company held $1,478.3 of cash and investments at the holding company at December 31, 2021 compared to $1,252.2 at December 31, 2020, with its $2.0 billion unsecured revolving credit facility undrawn. The holding company cash and investments, as mentioned before, supports the decentralized structure and enables Fairfax to deploy capital to the company’s insurance and reinsurance companies efficiently.

•
The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section under the heading Capital Resources and Management within this MD&A for additional details on the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.

•
The company’s consolidated total debt to total capital ratio improved to 24.1% at December 31, 2021 from 29.7% at December 31, 2020, primarily reflecting higher total capital, due principally to the significant increase in total equity attributable to net earnings of just over $3.4 billion and increased non-controlling interests, and a reduction in borrowings at the holding company and the insurance and reinsurance companies, with no significant holding company debt maturities until 2024.

•
At December 31, 2021 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $346.4 compared to a deficiency, where the carrying value was higher than fair value, at December 31, 2020 of  $662.6. This is a significant improvement in 2021 of just over $1.0 billion, with the pre-tax excess of  $346.4 not reflected in the company’s book value per share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-insurance associates accounted for $883.4 of the appreciation, principally attributable to Atlas ($284.9), Eurobank ($278.2), Quess ($208.3) and Resolute ($73.7), and the improvements in market traded consolidated non-insurance subsidiaries of  $125.6, primarily related to Fairfax India ($93.5) and Thomas Cook India ($59.4).

•
Common shareholders’ equity increased to $15,049.6 at December 31, 2021 from $12,521.1 at December 31, 2020, primarily reflecting:

•
a record year of net earnings attributable to shareholders of Fairfax of  $3,401.1, only two years after the company’s previous record was set in 2019; and

•
other net changes in capitalization of  $552.9 (principally related to aggregate equity gains, recorded directly in common shareholders’ equity, on the sale of non-controlling interests in Odyssey Group and Brit); partially offset by

•
completion of a substantial issuer bid pursuant to which Fairfax purchased for cancellation 2 million subordinate voting shares for cash consideration of  $1.0 billion or $500.00 per share, well below the company’s book value per basic share; and

•
payments of common and preferred share dividends of  $316.6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

•
Book value per basic share was $630.60 at December 31, 2021 compared to $478.33 at December 31, 2020, representing an increase of 31.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2021), or an increase of 34.2% adjusted to include that dividend.

•
The company’s book value per basic share has increased 40.3% since 2017 while the share price in Canadian dollars has declined by 7.0%. As a result, Fairfax has completed share buybacks but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 3,102,998 subordinate voting shares for cancellation from the fourth quarter of 2017 up to December 31, 2021, at a cost of $1,465.9, or an average of  $472.45 per share, a significant benefit to Fairfax’s long term shareholders.

•
Information on the company’s 2021 Environmental, Social and Governance (“ESG”) report can be accessed from the company’s website www.fairfax.ca.

COVID-19
For a discussion of the effects of the COVID-19 pandemic, see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.
Business Developments
Substantial Issuer Bid
On December 29, 2021 the company completed a substantial issuer bid pursuant to which it purchased for cancellation 2,000,000 subordinate voting shares for cash consideration of  $1.0 billion or $500.00 per share.
Acquisitions and Divestitures
The following narrative sets out the company’s key business developments in 2021 and 2020 by reporting segment. For details of these transactions refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021 and to the Components of Net Earnings section of this MD&A under the relevant reporting segment.
Odyssey Group
On December 15, 2021 Odyssey Group issued shares representing an aggregate 9.99% equity interest to a subsidiary of Canada Pension Plan Investment Board (“CPPIB”) and OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of  $900.0 which was subsequently paid by Odyssey Group as a dividend to Fairfax. The company recorded an aggregate equity gain of  $429.1, principally comprised of a dilution gain and the fair value of a call option received, which was presented as other net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase the interests of CPPIB and OMERS in Odyssey Group at certain dates commencing in January 2025.
Brit
On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. The company recorded an aggregate equity gain of  $115.4, principally comprised of a dilution gain and the fair value of a call option received, which was presented as other net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase OMERS’ interest in Brit at certain dates commencing in October 2023.
During 2020 the company increased its ownership interest in Brit to 100% from 89.3% at December 31, 2019.
In the fourth quarter of 2020 Brit launched Ki Insurance, a newly formed subsidiary that is a fully digital and algorithmically-driven Lloyd’s of London syndicate accessible from anywhere, at anytime.
Fairfax Asia
On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited (“Singapore Re”) from 28.2% to 94.0% for $102.9 (SGD 138.0) and subsequently increased its ownership interest to 100%.

Life insurance and Run-off
On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone Barbados to CVC Capital Partners (“CVC”) for consideration of  $695.7, principally comprised of cash of  $462.0 and non-voting shares of CVC’s RiverStone Barbados holding company. Prior to completion of the transaction, certain subsidiaries of RiverStone Barbados held investments in various Fairfax subsidiaries and certain other companies. As part of the transaction, on February 8, 2021 the company had entered into Asset Value Loan Notes (“AVLNs”) to guarantee the then approximately $1.3 billion value of the securities to CVC and certain affiliates thereof until such time the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022.
On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0% by exercising a call option valued at $127.3 to acquire the joint venture interest of OMERS for cash consideration of  $142.7 (€120.7).
On March 31, 2020 the company contributed its wholly owned European Run-off group to RiverStone Barbados, a newly created joint venture entity in which the company received a 60.0% equity interest. The company deconsolidated European Run-off and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados.
Non-insurance companies
Fairfax India
On April 29, 2021 Fairfax India sold its 48.8% equity interest in Privi to certain affiliates of Privi’s founders for $164.8 (12.2 billion Indian rupees).
During 2020 Fairchem reorganized into two separate entities, comprised of the oleochemicals and neutraceuticals businesses (“Fairchem”) and the aroma chemicals business (“Privi”).
Other
On August 19, 2021 the company sold the operations of Toys “R” Us Canada for consideration of  $90.3 (Cdn$115.7).
On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company principally exchanged its holdings of Mosaic Capital debentures and warrants, and cash of $10.7 (Cdn$13.3), for $130.8 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures.
During March 2021, Boat Rocker completed an initial public offering for $135.5 (Cdn$170.1) and Farmers Edge completed an initial public offering for $113.8 (Cdn$143.8).
On December 8, 2020 Helios acquired a 45.9% voting and equity interest in Fairfax Africa, which was subsequently renamed Helios Fairfax Partners Corporation.
On July 1, 2020 the company commenced consolidating Farmers Edge, a provider of advanced digital tools to growers and other key participants in the agricultural value chain.
On May 29, 2020 the company completed a reverse acquisition of Horizon North which was subsequently renamed Dexterra Group.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Income
Income for the most recent three years was comprised as follows:
	2021	2020	2019
Net premiums earned – Property and Casualty Insurance and Reinsurance
Northbridge	1,800.9	1,424.1	1,240.3
Odyssey Group	4,245.9	3,586.6	3,179.2
Crum & Forster	2,512.8	2,426.2	2,193.8
Zenith National	711.1	643.8	735.0
Brit	1,754.3	1,710.7	1,641.9
Allied World	3,451.6	2,722.6	2,335.4
Fairfax Asia	249.7	221.7	215.2
Other	1,363.9	1,124.9	1,046.8
	16,090.2	13,860.6	12,587.6
Life insurance and Run-off	467.8	128.1	642.1
Net premiums earned	16,558.0	13,988.7	13,229.7
Interest and dividends	640.8	769.2	880.2
Share of profit (loss) of associates	402.0	(112.8)	169.6
Net gains on investments	3,445.1	313.1	1,716.2
Gain on sale and consolidation of insurance subsidiaries	264.0	117.1	–
Other revenue(1)	5,158.0	4,719.6	5,537.1
	26,467.9	19,794.9	21,532.8

(1)
Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Sporting Life and Golf Town, Thomas Cook India and its subsidiary Sterling Resorts, Fairfax India and its subsidiaries, AGT, Boat Rocker, Dexterra Group (acquired on May 29, 2020) and Farmers Edge (consolidated on July 1, 2020). Also included is the revenue earned by the following companies up to the noted date of deconsolidation: Toys “R” Us Canada (August 19, 2021), Mosaic Capital (August 5, 2021), Rouge Media (January 1, 2021), and Fairfax Africa and its subsidiary CIG (both on December 8, 2020).

Year ended December 31, 2021
The increase of  $2,229.6 in net premiums earned by the company’s property and casualty insurance and reinsurance operations in 2021 reflected continued strong growth at Allied World ($729.0, 26.8%), Odyssey Group ($659.3, 18.4%), Northbridge ($376.8, 26.5%, inclusive of the favourable effect of foreign currency translation), Insurance and Reinsurance – Other ($239.0, 21.2%), Crum & Forster ($86.6, 3.6%), Zenith National ($67.3, 10.5%), Brit ($43.6, 2.5%) and Fairfax Asia ($28.0, 12.6%). Refer to the Components of Net Earnings section of this MD&A under the relevant reporting segment for details about net premiums earned by the company’s property and casualty insurance and reinsurance operations, and Life insurance and Run-off in 2021 and 2020.
A detailed analysis of consolidated interest and dividends, share of profit (loss) of associates and net gains on investments in 2021 and 2020 is provided in the Investments section of this MD&A.
Gain on sale and consolidation of insurance subsidiaries of  $264.0 in 2021 related to realized gains on the consolidation of Eurolife ($130.5) and Singapore Re ($32.4), a realized gain of  $36.1 recorded by Allied World on disposition of its majority interest in Vault Insurance and other modest gains recorded by the insurance and reinsurance subsidiaries. Gain on sale and consolidation of insurance subsidiaries of  $117.1 in 2020 related to the deconsolidation of European Run-off as described in the Run-off section of this MD&A.
Other revenue earned by the Non-insurance companies reporting segment increased to $5,158.0 in 2021 from $4,719.6 in 2020, principally reflecting higher business volumes at the Restaurants and retail operating segment (partially offset by the deconsolidation of Toys “R” Us Canada on August 19, 2021), Boat Rocker, Dexterra Group (partly due to the reverse acquisition of Horizon North on May 29, 2020) and AGT, and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020) and Privi at Fairfax India (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue in 2021 and 2020.

Year ended December 31, 2020 compared to December 31, 2019
The increase in net premiums earned by the company’s property and casualty insurance and reinsurance operations in 2020 reflected increases at Odyssey Group ($407.4, 12.8%), Allied World ($387.2, 16.6%), Crum & Forster ($232.4, 10.6%), Northbridge ($183.8, 14.8%, inclusive of the unfavourable effect of foreign currency translation), Insurance and Reinsurance – Other ($78.1, 7.5%), Brit ($68.8, 4.2%) and Fairfax Asia ($6.5, 3.0%), partially offset by a decrease at Zenith National ($91.2, 12.4%). Net premiums earned at Run-off in 2020 and 2019 principally reflected the first quarter 2020 Part VII transfer and reinsurance transactions and the first quarter 2019 reinsurance transaction as described in the Run-off section of the MD&A in the 2020 Annual Report.
Net investment gains of  $313.1 in 2020 principally reflected net gains on bonds (due to unrealized appreciation of high quality corporate bonds) and long equity exposures, partially offset by net losses on short equity exposures (resulting from closing out the company’s remaining short equity total return swaps) and U.S. treasury bond forward contracts. Net investment gains of  $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company’s investment in the Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of  $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts.
Interest and dividends decreased to $769.2 in 2020 from $880.2 in 2019, primarily reflecting lower interest income earned, principally on U.S. treasury bonds and cash and short term investments, partially offset by higher interest income earned on high quality U.S. corporate bonds.
Share of loss of associates of  $112.8 in 2020 primarily reflected non-cash impairment losses of  $240.3 (principally related to investments in Quess, Resolute, Atlas Mara and Astarta) and share of loss of Sanmar of  $48.6 and Bangalore Airport of  $30.5, partially offset by share of profit of Atlas of  $116.4 and RiverStone Barbados of  $113.0. Share of profit of associates of  $169.6 in 2019 principally reflected share of a spin-off distribution gain at IIFL Holdings, share of profit of Eurolife and share of a significant gain at Atlas (formerly Seaspan), partially offset by a non-cash impairment loss of  $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to its minority shareholders (fully attributed to non-controlling interests) and share of loss of APR Energy and Atlas Mara.
Other revenue earned by the Non-insurance companies reporting segment decreased to $4,719.6 in 2020 from $5,537.1 in 2019 principally reflecting temporary closures and other economic effects related to COVID-19 at the company’s Non-insurance companies reporting segment primarily impacting Restaurants and retail, Thomas Cook India, Fairfax India’s subsidiaries (lower business volumes at NCML and Privi, partially offset by higher business volumes at Saurashtra Freight), and Fairfax Africa’s subsidiary CIG (both deconsolidated on December 8, 2020), and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the inclusion of a full year of revenue of AGT in 2020 (consolidated on April 17, 2019) and the consolidations of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Premiums Written by Reporting Segment
The table below presents net premiums written by the company’s insurance and reinsurance operations.
	2021	2020	% change year-over- year
Net premiums written – Property and Casualty Insurance and Reinsurance
Northbridge	1,917.4	1,540.4	24.5
Odyssey Group	4,849.4	3,789.6	28.0
Crum & Forster	2,689.3	2,543.0	5.8
Zenith National	713.0	646.1	10.4
Brit	1,998.3	1,775.6	12.5
Allied World	3,907.8	3,017.6	29.5
Fairfax Asia	260.6	221.6	17.6
Other	1,473.6	1,183.8	24.5
	17,809.4	14,717.7	21.0
Life insurance and Run-off	468.7	146.8	219.3
Net premiums written	18,278.1	14,864.5	23.0
Property and Casualty Insurance and Reinsurance Operations
Northbridge’s net premiums written increased by 24.5% in 2021 (increased by 16.4% in Canadian dollar terms), primarily reflecting new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures.
Odyssey Group’s net premiums written increased by 28.0% in 2021, principally reflecting increased business volume across all divisions, principally North America (primarily U.S. property reinsurance (including a large quota share agreement covering homeowners risks in the U.S. that was written at the end of 2021) and U.S. casualty reinsurance), U.S. Insurance (primarily growth in crop, financial products and professional liability) and London Market (primarily general liability and directors and officers liability at Newline), partially offset by growth in business with higher cession rates, primarily in U.S. Insurance.
Crum & Forster’s net premiums written increased by 5.8% in 2021, principally reflecting growth in Accident and Health (primarily medical and travel), Commercial lines (primarily cyber), and Surplus and Specialty (primarily general liability and umbrella) divisions, partially offset by the fourth quarter 2021 intercompany reinsurance transaction discussed in the Crum & Forster section of this MD&A.
Zenith National’s net premiums written increased by 10.4% in 2021, primarily reflecting increased payroll exposure in workers’ compensation business, growth in other property and casualty lines of business and the complete unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19, partially offset by price decreases in the workers’ compensation business.
Brit’s net premiums written increased by 12.5% in 2021, primarily reflecting Ki Insurance which commenced underwriting in 2021, increases in certain London Insurance lines of business (primarily cyber, professional liability and property), London Reinsurance lines of business (primarily property and casualty treaty), Overseas Distribution (primarily cyber and casualty treaty) and rate increases across most lines of business, partially offset by the fourth quarter 2021 reinsurance transaction discussed in the Brit section of this MD&A.
Allied World’s net premiums written increased by 29.5% in 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North America and Global Markets platforms relating to professional lines and excess casualty) and the reinsurance segment (primarily North American casualty lines of business) and increased retention, primarily in casualty and professional lines of business.
Fairfax Asia’s net premiums written increased by 17.6% in 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums written decreased by 0.5% in 2021, primarily reflecting decreased business volumes on the 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio at Falcon Insurance, which were largely retained, partially offset by increased business volumes at AMAG Insurance (primarily motor) and Pacific Insurance (non-motor lines).

Insurance and Reinsurance – Other’s net premiums written increased by 24.5% in 2021, primarily reflecting increases at Group Re, Fairfax CEE (Polish Re and Colonnade Insurance) and Fairfax Brasil, partially offset by decreased premium retention at La Meridional Argentina (primarily related to a quota share reinsurance arrangement).
Life insurance and Run-off
Eurolife’s net premiums written of  $110.6 for the period July 14, 2021 to December 31, 2021, primarily consisted of traditional life insurance policies (whole life and term life), Group benefits including retirement benefits, and accident and health insurance policies.
Refer to the Run-off section of this MD&A which describes Run-off’s net premiums written related to the fourth quarter 2021 intercompany reinsurance transaction and the first quarter 2020 Part VII transfer and reinsurance transactions.
Net Premiums Earned by Geographic Region
As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021, the United States, Canada, International and Asia accounted for 62.4%, 12.6%, 17.5% and 7.5% respectively, of net premiums earned by geographic region in 2021, compared to 62.4%, 11.9%, 17.8% and 7.9% respectively, in 2020.
United States
Net premiums earned in the United States geographic region increased by 18.2% from $8,741.0 in 2020 to $10,333.4 in 2021 primarily reflecting increases at Allied World (growth in casualty and professional lines in both the insurance and reinsurance segments), Odyssey Group (growth in both reinsurance (primarily property and casualty) and insurance (crop, financial products and professional liability)), Brit (Overseas Distribution (primarily cyber and casualty treaty)) and Crum & Forster (growth in medical and travel, cyber, general liability and umbrella), partially offset by the fourth quarter 2021 reinsurance transaction at Brit.
Canada
Net premiums earned in the Canada geographic region increased by 25.3% from $1,659.0 in 2020 to $2,078.2 in 2021 primarily reflecting an increase at Northbridge (new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures).
International
Net premiums earned in the International geographic region increased by 16.7% to $2,899.4 in 2021 from $2,483.9 in 2020 primarily reflecting increases at Insurance and Reinsurance – Other (growth across all operating segments and the consolidation of Eurolife General), Allied World (primarily growth in European professional lines), and Odyssey Group (primarily general liability and directors and officers liability at Newline), partially offset by the decrease in net premiums earned in the Life Insurance and Run-off reporting segment (principally related to the first quarter 2020 transactions at Run-off, partially offset by the consolidation of Eurolife on July 14, 2021).
Asia
Net premiums earned in the Asia geographic region increased by 12.9% from $1,104.8 in 2020 to $1,247.0 in 2021 primarily reflecting increases at Insurance and Reinsurance – Other (growth at Group Re and Polish Re), Odyssey Group (growth in motor and property reinsurance) and the consolidation of Singapore Re.
Sources of Net Earnings
The table below presents the sources of the company’s net earnings for the years ended December 31, 2021, 2020 and 2019 using amounts presented in note 25 (Segmented Information) to the company’s consolidated financial statements for the years ended December 31, 2021 and 2020, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. The table shows separately combined ratios and underwriting results for each of the Property and Casualty Insurance and Reinsurance segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance, Life insurance and Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company’s investment management strategies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2021	2020	2019
Combined ratios – Property and Casualty Insurance and Reinsurance
Northbridge	88.8%	92.4%	96.2%
Odyssey Group	97.8%	94.7%	97.2%
Crum & Forster	95.9%	97.5%	97.6%
Zenith National	88.4%	91.9%	85.2%
Brit	96.8%	114.0%	96.9%
Allied World	93.4%	95.4%	97.5%
Fairfax Asia	91.9%	96.8%	97.0%
Other	98.5%	99.5%	101.7%
Consolidated	95.0%	97.8%	96.9%
Sources of net earnings
Operating income – Property and Casualty Insurance and Reinsurance:
Underwriting profit (loss):
Northbridge	202.2	108.8	46.7
Odyssey Group	92.2	189.9	89.9
Crum & Forster	101.9	60.1	51.8
Zenith National	82.8	51.9	108.8
Brit	55.6	(240.3)	51.1
Allied World	226.4	126.0	57.7
Fairfax Asia	20.1	7.1	6.4
Other	20.0	5.5	(17.9)
Underwriting profit	801.2	309.0	394.5
Interest and dividends	441.7	560.6	657.0
Share of profit of associates	324.1	46.2	56.0
Operating income – property and casualty insurance and reinsurance	1,567.0	915.8	1,107.5
Operating loss – Life insurance and Run-off	(272.9)	(194.6)	(214.7)
Operating loss – Non-insurance companies	(7.0)	(178.7)	(2.4)
Interest expense	(513.9)	(475.9)	(472.0)
Corporate overhead and other expense	(89.7)	(252.7)	98.1
Gain on sale and consolidation of insurance subsidiaries	264.0	117.1	–
Pre-tax income (loss) before net gains (losses) on investments	947.5	(69.0)	516.5
Net realized gains (losses) on investments	1,463.0	(669.1)	633.4
Pre-tax income (loss) including net realized gains (losses) on investments	2,410.5	(738.1)	1,149.9
Net change in unrealized gains on investments	1,982.1	982.2	1,082.8
Earnings before income taxes	4,392.6	244.1	2,232.7
Provision for income taxes	(726.0)	(206.7)	(261.5)
Net earnings	3,666.6	37.4	1,971.2
Attributable to:
Shareholders of Fairfax	3,401.1	218.4	2,004.1
Non-controlling interests	265.5	(181.0)	(32.9)
	3,666.6	37.4	1,971.2
Net earnings per share	$129.33	$6.59	$72.80
Net earnings per diluted share	$122.25	$6.29	$69.79
Cash dividends paid per share	$10.00	$10.00	$10.00

The company reported net earnings attributable to shareholders of Fairfax of  $3,401.1 (net earnings of  $129.33 per basic share and $122.25 per diluted share) in 2021 compared to net earnings attributable to shareholders of Fairfax of  $218.4 (net earnings of  $6.59 per basic share and $6.29 per diluted share) in 2020. The year-over-year increase in profitability principally reflected the following:
Underwriting Profit – Property and Casualty Insurance and Reinsurance
The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 95.0% in 2021, producing an underwriting profit of  $801.2 despite catastrophe and COVID-19 losses of $1,203.2 (representing 7.5 combined ratio points), compared to a combined ratio of 97.8% and an underwriting profit of $309.0 in 2020. The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of  $355.6 or 2.2 combined ratio points compared to $454.9 or 3.3 combined ratio points in 2020. Net favourable prior year reserve development in 2021 and 2020 was comprised as follows:
	2021(1)	2020
Property and Casualty Insurance and Reinsurance
Northbridge	(29.2)	(39.2)
Odyssey Group	(120.1)	(219.5)
Crum & Forster	(3.7)	(5.2)
Zenith National	(70.8)	(74.1)
Brit	(100.1)	(62.8)
Allied World	18.8	(5.1)
Fairfax Asia	(21.5)	(18.5)
Other	(29.0)	(30.5)
Net favourable prior year reserve development	(355.6)	(454.9)

(1)
Includes net adverse prior year reserve development on COVID-19 losses of  $73.5, primarily at Odyssey Group and Allied World related to assumed business interruption exposures outside North America.

Current period catastrophe losses and COVID-19 losses in 2021 and 2020 were comprised as follows:
	2021		2020
	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)
Hurricane Ida	407.9	2.5	–	–
U.S. winter storms	246.0	1.5	–	–
European floods	219.8	1.4	–	–
Hurricane Laura	–	–	148.7	1.1
Hurricane Sally	–	–	69.9	0.5
Midwest Derecho	–	–	55.4	0.4
Other	274.4	1.8	370.3	2.7
Total catastrophe losses	1,148.1	7.2	644.3	4.7
COVID-19 losses(3)	55.1	0.3	668.7	4.8
	1,203.2	7.5 points	1,313.0	9.5 points

(1)
Net of reinstatement premiums.

(2)
Expressed in combined ratio points.

(3)
COVID-19 losses in 2021 primarily comprised of event cancellation coverage (approximately 51%) and accident and health exposures (approximately 42%). COVID-19 losses in 2020 were comprised primarily of business interruption exposures (approximately 35%, principally from business outside North America), event cancellation coverage (approximately 34%) and pandemic medical expense (approximately 10%).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the components of the company’s combined ratios for the years ended December 31:
	2021	2020
Underwriting profit – Property and Casualty Insurance and Reinsurance	801.2	309.0
Loss & LAE – accident year	64.9%	68.7%
Commissions	17.2%	17.0%
Underwriting expense	15.1%	15.4%
Combined ratio – accident year	97.2%	101.1%
Net favourable reserve development	(2.2)%	(3.3)%
Combined ratio – calendar year	95.0%	97.8%
The commission expense ratio of 17.2% in 2021 increased modestly compared to 17.0% in 2020, primarily reflecting the impact of reinsurance transactions in 2021 that added 0.7% to the commission expense ratio (the Brit fourth quarter 2021 reinsurance transaction and Crum & Forster fourth quarter 2021 intercompany reinsurance transaction, which reduced net premiums earned), partially offset by decreases at Allied World (primarily reflecting lower average gross commissions, primarily in the insurance segment).
The underwriting expense ratio decreased to 15.1% in 2021 from 15.4% in 2020, principally reflecting lower underwriting expense ratios at Allied World, Northbridge and Zenith National (primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses at each company), partially offset by the impact of reinsurance transactions in 2021 discussed above that added 0.6% to the underwriting expense ratio.
Other underwriting expenses increased to $2,431.9 in 2021 from $2,119.9 in 2020, primarily reflecting increased business volumes at most of the insurance and reinsurance companies. For further details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.
Operating expenses and Other expenses
Operating expenses as presented in the consolidated statement of earnings increased to $2,946.1 in 2021 from $2,536.5 in 2020, primarily reflecting increases in other underwriting expenses of the property and casualty insurance and reinsurance operations (as described in the preceding paragraph) and higher Fairfax and subsidiary holding companies’ corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for details).
Other expenses as presented in the consolidated statement of earnings increased to $5,086.9 in 2021 from $4,858.9 in 2020, principally reflecting higher business volumes at Boat Rocker and Dexterra Group (partly due to the reverse acquisition of Horizon North on May 29, 2020), and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020) and Privi at Fairfax India (on April 29, 2021), and decreased expenses at the Restaurants and retail operating segment (due to the deconsolidation of Toys “R” Us Canada on August 19, 2021, partially offset by higher business volumes). Refer to the Non-insurance companies section of this MD&A for additional details.
Investment Income
An analysis of interest and dividends, share of profit (loss) of associates and net gains on investments for the years ended December 31, 2021 and 2020 is provided in the Investments sections of this MD&A.
Net Earnings by Reporting Segment
The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2021 and 2020. In the Eliminations and adjustments column, the gross premiums written adjustment eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group, Allied World and Group Re. Also presented in that column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other reporting segment.

Year ended December 31, 2021
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	2,126.6	5,746.3	3,729.7	735.2	3,238.3	5,851.9	537.0	2,365.8	24,330.8	472.3	–	–	(892.9)	23,910.2
Net premiums written	1,917.4	4,849.4	2,689.3	713.0	1,998.3	3,907.8	260.6	1,473.6	17,809.4	468.7	–	–	–	18,278.1
Net premiums earned	1,800.9	4,245.9	2,512.8	711.1	1,754.3	3,451.6	249.7	1,363.9	16,090.2	467.8	–	–	–	16,558.0
Underwriting profit (loss)	202.2	92.2	101.9	82.8	55.6	226.4	20.1	20.0	801.2	(309.0)	–	–	0.3	492.5
Interest and dividends	59.7	117.0	69.0	6.4	43.4	76.3	19.2	50.7	441.7	19.3	(94.7)	24.6	249.9	640.8
Share of profit of associates	1.9	101.6	66.6	35.1	31.5	51.7	12.2	23.5	324.1	16.8	22.3	38.8	–	402.0
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	65.4	–	5.7	71.1
Operating income (loss)	263.8	310.8	237.5	124.3	130.5	354.4	51.5	94.2	1,567.0	(272.9)	(7.0)	63.4	255.9	1,606.4
Net gains on investments(1)	269.2	419.2	201.9	47.4	6.9	178.0	1,485.7	36.2	2,644.5	69.7	266.0	464.9	–	3,445.1
Gain on sale and consolidation of insurance subsidiaries	–	–	–	–	33.2	35.5	60.8	4.0	133.5	–	–	130.5	–	264.0
Interest expense	(1.2)	(4.4)	(3.7)	(3.7)	(18.3)	(27.8)	(0.2)	(2.2)	(61.5)	(7.9)	(140.3)	(305.4)	1.2	(513.9)
Corporate overhead and other	(11.8)	(18.9)	(32.7)	(9.2)	(13.2)	(55.9)	(19.8)	(2.5)	(164.0)	(38.4)	–	50.0	(256.6)	(409.0)
Pre-tax income (loss)	520.0	706.7	403.0	158.8	139.1	484.2	1,578.0	129.7	4,119.5	(249.5)	118.7	403.4	0.5	4,392.6
Provision for income taxes														(726.0)
Net earnings														3,666.6
Attributable to:
Shareholders of Fairfax														3,401.1
Non-controlling interests														265.5
														3,666.6

(1)
Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Fairfax India’s subsidiary Privi of  $94.9 and Toys “R” Us Canada of  $85.7 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

Year ended December 31, 2020
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	1,735.2	4,446.7	3,109.4	661.7	2,424.4	4,680.7	424.7	1,874.0	19,356.8	146.8	–	–	(377.7)	19,125.9
Net premiums written	1,540.4	3,789.6	2,543.0	646.1	1,775.6	3,017.6	221.6	1,183.8	14,717.7	146.8	–	–	–	14,864.5
Net premiums earned	1,424.1	3,586.6	2,426.2	643.8	1,710.7	2,722.6	221.7	1,124.9	13,860.6	128.1	–	–	–	13,988.7
Underwriting profit (loss)	108.8	189.9	60.1	51.9	(240.3)	126.0	7.1	5.5	309.0	(208.1)	–	–	–	100.9
Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	55.8	81.0	769.2
Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	–	(112.8)
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	(125.6)	–	(13.7)	(139.3)
Operating income (loss)	162.0	368.9	124.9	66.7	(175.5)	288.3	41.7	38.8	915.8	(194.6)	(178.7)	8.2	67.3	618.0
Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	–	313.1
Gain (loss) on sale of insurance subsidiaries	–	(30.5)	(25.8)	–	–	–	–	–	(56.3)	(9.0)	–	182.4	–	117.1
Interest expense	(1.3)	(6.4)	(4.7)	(3.8)	(19.0)	(30.3)	(0.4)	(1.7)	(67.6)	(2.3)	(170.6)	(235.6)	0.2	(475.9)
Corporate overhead and other	(8.1)	(10.5)	(28.2)	(9.8)	(11.9)	(79.2)	(6.0)	(1.4)	(155.1)	(0.2)	–	(82.6)	(90.3)	(328.2)
Pre-tax income (loss)	258.3	294.6	(92.0)	(6.8)	(182.0)	424.8	47.6	28.7	773.2	(303.0)	(414.9)	211.6	(22.8)	244.1
Provision for income taxes														(206.7)
Net earnings														37.4
Attributable to:
Shareholders of Fairfax														218.4
Non-controlling interests														(181.0)
														37.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Components of Net Earnings
Underwriting and Operating Income
Presented below are the underwriting and operating results of the property and casualty insurance and reinsurance reporting segments, the pre-tax income before interest expense of Eurolife, the operating income (loss) of Run-off, and the pre-tax income (loss) before interest expense of the Non-insurance companies reporting segment, for the years ended December 31, 2021 and 2020. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the years ended December 31, 2021 and 2020 are provided in the Investments sections of this MD&A.
Northbridge
	Cdn$
	2021	2020	2021	2020
Underwriting profit	253.4	145.8	202.2	108.8
Loss & LAE – accident year	57.6%	61.7%	57.6%	61.7%
Commissions	17.5%	17.1%	17.5%	17.1%
Underwriting expenses	15.3%	16.4%	15.3%	16.4%
Combined ratio – accident year	90.4%	95.2%	90.4%	95.2%
Net favourable development	(1.6)%	(2.8)%	(1.6)%	(2.8)%
Combined ratio – calendar year	88.8%	92.4%	88.8%	92.4%
Gross premiums written	2,665.2	2,325.9	2,126.6	1,735.2
Net premiums written	2,403.0	2,064.8	1,917.4	1,540.4
Net premiums earned	2,256.9	1,909.0	1,800.9	1,424.1
Underwriting profit	253.4	145.8	202.2	108.8
Interest and dividends	74.8	75.3	59.7	56.2
Share of profit (loss) of associates	2.3	(4.0)	1.9	(3.0)
Operating income	330.5	217.1	263.8	162.0
The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 7.0% in 2021 compared to 2020. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge’s underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge’s functional currency). The discussion which follows makes reference to those Canadian dollar figures unless otherwise indicated.
Northbridge reported an underwriting profit of Cdn$253.4 ($202.2) and a combined ratio of 88.8% in 2021 compared to an underwriting profit of Cdn$145.8 ($108.8) and a combined ratio of 92.4% in 2020. The increase in underwriting profit in 2021 principally reflected lower current accident year attritional loss experience (across most lines of business) as a result of reduced claims frequency due to COVID-19, continued rate increases, growth in net premiums earned relative to modest increases in underwriting expenses and the absence of current period COVID-19 losses in 2021 compared to Cdn$58.9 ($43.9) in 2020, partially offset by lower net favourable prior year reserve development.
	2021			2020
	Cdn$ Losses(1)	Losses(1)	Combined ratio impact	Cdn$ Losses(1)	Losses(1)	Combined ratio impact
Catastrophe losses(2)	30.4	24.3	1.3	38.6	28.8	2.0
COVID-19 losses(3)	–	–	–	58.9	43.9	3.1
	30.4	24.3	1.3 points	97.5	72.7	5.1 points

(1)
Net of reinstatement premiums.

(2)
Catastrophe losses in 2021 principally related to the British Columbia floods. Catastrophe losses in 2020 principally related to the Fort McMurray floods and the Calgary hailstorms.

(3)
COVID-19 losses in 2020 primarily related to long-term care facilities and business interruption exposures.

Net favourable prior year reserve development in 2021 of Cdn$36.6 ($29.2 or 1.6 combined ratio points), principally reflected better than expected loss emergence in automobile and property lines of business and primarily related to accident years 2018 through 2020, partially offset by adverse loss emergence on mass latent claims from Northbridge’s legacy business. Net favourable prior year reserve development in 2020 of Cdn$52.6 ($39.2 or 2.8 combined ratio points) principally reflected better than expected loss emergence across all major lines of business and primarily related to accident years 2013 through 2018.
Gross premiums written increased by 14.6% in 2021, reflecting new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures. Net premiums written increased by 16.4% in 2021 consistent with the growth in gross premiums written and higher retention of gross premiums written on property lines of business. Net premiums earned increased by 18.2% in 2021, consistent with the growth in net premiums written earlier in 2021.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$811.2 ($647.3) in 2021 from Cdn$328.6 ($245.2) in 2020, primarily reflecting higher net premium collections and lower net paid claims.
Odyssey Group(1)
	2021	2020
Underwriting profit	92.2	189.9
Loss & LAE – accident year	73.3%	73.9%
Commissions	18.8%	19.3%
Underwriting expenses	8.5%	7.6%
Combined ratio – accident year	100.6%	100.8%
Net favourable development	(2.8)%	(6.1)%
Combined ratio – calendar year	97.8%	94.7%
Gross premiums written	5,746.3	4,446.7
Net premiums written	4,849.4	3,789.6
Net premiums earned	4,245.9	3,586.6
Underwriting profit	92.2	189.9
Interest and dividends	117.0	151.2
Share of profit of associates	101.6	27.8
Operating income	310.8	368.9

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

On December 15, 2021 Odyssey Group issued shares representing an aggregate 9.99% equity interest to a subsidiary of CPPIB and OMERS for cash consideration of  $900.0 which was subsequently paid by Odyssey Group as a dividend to Fairfax. Refer to the Business Developments section of this MD&A under the heading “Acquisitions and Divestitures” for additional details.
Odyssey Group reported an underwriting profit of  $92.2 and a combined ratio of 97.8% in 2021 compared to an underwriting profit of  $189.9 and a combined ratio of 94.7% in 2020. The decrease in underwriting profitability in 2021 principally reflected decreased net favourable prior year reserve development and increased current period catastrophe losses (as set out in the table below), partially offset by the absence of current period COVID-19 losses in 2021 compared to $140.0 in 2020 and growth in net premiums earned (including rate increases across most lines of business) relative to increases in underwriting expenses (which principally related to a reduction in post retirement benefit expenses in 2020 as a result of a plan amendment).

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2021		2020
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
European floods	127.2	3.0	–	–
Hurricane Ida	70.1	1.7	–	–
U.S. winter storms	47.8	1.1	–	–
Hurricane Laura	–	–	25.8	0.7
Midwest Derecho	–	–	16.4	0.5
Other	176.4	4.2	147.9	4.1
Total catastrophe losses	421.5	10.0	190.1	5.3
COVID-19 losses(2)	–	–	140.0	3.9
	421.5	10.0 points	330.1	9.2 points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to reinsurance business interruption exposures outside North America.

Net favourable prior year reserve development decreased to $120.1 (2.8 combined ratio points) in 2021 from $219.5 (6.1 combined ratio points) in 2020. Net favourable prior year reserve development in 2021 primarily reflected better than expected loss emergence in U.S. Insurance (primarily casualty lines), London Market (primarily casualty lines) and Latin America (primarily reinsurance attritional losses), partially offset by net adverse prior year reserve development in EuroAsia (primarily related to COVID-19 losses). Net favourable prior year reserve development in 2020 primarily reflected better than expected emergence across all divisions (primarily EuroAsia, U.S. Insurance and London Market) from both non-catastrophe loss experience and property catastrophe loss experience (primarily reinsurance).
Gross premiums written increased by 29.2% in 2021, reflecting increased business volume across all divisions, principally North America (primarily U.S. property reinsurance (including a large quota share agreement covering homeowners risks in the U.S. that was written at the end of 2021) and U.S. casualty reinsurance), U.S. Insurance (primarily growth in crop, financial products and professional liability) and London Market (primarily general liability and directors and officers liability at Newline). Net premiums written increased by 28.0% in 2021, principally reflecting the growth in gross premiums written, partially offset by growth in business with higher cession rates, primarily in U.S. Insurance. Net premiums earned in 2021 increased by 18.4% consistent with the growth in net premiums written during 2021 and 2020 and the normal lag between when premiums are written and earned, primarily resulting from the large property quota share agreement written at the end of 2021 discussed above.
The underwriting expense ratio increased to 8.5% in 2021 from 7.6% in 2020, primarily reflecting a reduction in post retirement benefit expense resulting from a recovery following a plan amendment in 2020, partially offset by increased premiums earned relative to more modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,298.8 in 2021 from $957.4 in 2020, primarily reflecting increased net premium collections and decreased income taxes paid.

Crum & Forster
	2021(1)	2020
Underwriting profit	101.9	60.1
Loss & LAE – accident year	57.1%	62.7%
Commissions	20.5%	17.1%
Underwriting expenses	18.4%	17.9%
Combined ratio – accident year	96.0%	97.7%
Net favourable development	(0.1)%	(0.2)%
Combined ratio – calendar year	95.9%	97.5%
Gross premiums written	3,729.7	3,109.4
Net premiums written	2,689.3	2,543.0
Net premiums earned	2,512.8	2,426.2
Underwriting profit	101.9	60.1
Interest and dividends	69.0	79.6
Share of profit (loss) of associates	66.6	(14.8)
Operating income	237.5	124.9

(1)
Effective October 1, 2021 Crum & Forster completed a loss portfolio transfer with Resolution Group Reinsurance (Barbados) Limited, a company within the Life insurance and Run-off reporting segment, to reinsure all net reserves for risks predominantly comprised of property, liability and workers’ compensation exposures relating to accident years 2014 and prior (the “fourth quarter 2021 intercompany reinsurance transaction”). This transaction resulted in Crum & Forster ceding $358.1 of net insurance contract liabilities in exchange for consideration of $358.1 which was recorded as a reduction in net premiums written, net premiums earned and losses on claims of $358.1, and eliminated within Fairfax’s consolidated financial reporting.

Crum & Forster reported an underwriting profit of  $101.9 and a combined ratio of 95.9% in 2021 compared to an underwriting profit of  $60.1 and a combined ratio of 97.5% in 2020. The increase in underwriting profit in 2021 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses and decreased COVID-19 and current period catastrophe losses (as set out in the table below). Net favourable prior year reserve development was nominal in 2021 and 2020.
	2021		2020
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
U.S. winter storms	45.4	1.8	–	–
Hurricane Ida	28.0	1.1	–	–
Hurricane Sally	–	–	34.5	1.4
Hurricane Laura	–	–	16.6	0.7
Other	14.1	0.6	44.3	1.8
Total catastrophe losses	87.5	3.5	95.4	3.9
COVID-19 losses(2)	22.7	0.9	42.5	1.8
	110.2	4.4 points	137.9	5.7 points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2021 primarily related to accident and health exposures. COVID-19 losses in 2020 primarily related to accident and health and business interruption exposures.

Gross premiums written increased by 19.9% in 2021, principally reflecting growth in Accident and Health (primarily medical and travel), Commercial lines (primarily cyber), and Surplus and Specialty (primarily general liability and umbrella) divisions. Net premiums written increased by 5.8% in 2021, consistent with the factors that affected gross premiums written, partially offset by the fourth quarter 2021 intercompany reinsurance transaction discussed in footnote 1 above. Excluding the fourth quarter 2021 intercompany reinsurance transaction, net premiums written increased by 19.8% in 2021 consistent with the growth in gross premiums written. Net premiums earned increased by 3.6% in 2021, primarily reflecting the growth in net premiums written during 2021, partially offset by the fourth quarter 2021 intercompany reinsurance transaction.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The commission expense ratio increased to 20.5% in 2021 from 17.1% in 2020, primarily reflecting the fourth quarter 2021 intercompany reinsurance transaction which had the effect of decreasing net premiums earned and to a lesser extent, growth in certain surety business which attracts higher commission. The underwriting expense ratio increased to 18.4% in 2021 from 17.9% in 2020 primarily reflecting decreased net premiums earned as a result of the fourth quarter 2021 intercompany reinsurance transaction, partially offset by increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $644.8 in 2021 from $429.9 in 2020 primarily reflecting lower net paid losses and increased net premium collections, partially offset by increased paid operating expenses.
Zenith National(1)
	2021	2020
Underwriting profit	82.8	51.9
Loss & LAE – accident year	60.1%	62.4%
Commissions	11.4%	11.5%
Underwriting expenses	26.9%	29.5%
Combined ratio – accident year	98.4%	103.4%
Net favourable development	(10.0)%	(11.5)%
Combined ratio – calendar year	88.4%	91.9%
Gross premiums written	735.2	661.7
Net premiums written	713.0	646.1
Net premiums earned	711.1	643.8
Underwriting profit	82.8	51.9
Interest and dividends	6.4	19.0
Share of profit (loss) of associates	35.1	(4.2)
Operating income	124.3	66.7

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of  $82.8 and a combined ratio of 88.4% in 2021 compared to an underwriting profit of  $51.9 and a combined ratio of 91.9% in 2020. The increase in underwriting profit in 2021 primarily reflected decreased current period COVID-19 losses, partially offset by decreased net favourable prior year reserve development.
Net favourable prior year reserve development of  $70.8 (10.0 combined ratio points) in 2021 principally reflected net favourable loss emergence related to accident years 2018 through 2020 including favourable emergence on COVID-19 losses. Net favourable prior year reserve development of  $74.1 (11.5 combined ratio points) in 2020, principally reflected net favourable emergence related to accident years 2015 through 2019.
Gross premiums written increased by 11.1% in 2021, primarily reflecting increased payroll exposure in workers’ compensation business, growth in other property and casualty lines of business and the complete unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19, partially offset by price decreases in the workers’ compensation business. Net premiums written and net premiums earned increased by 10.4% and 10.5% in 2021, consistent with the increase in gross premiums written.
The underwriting expense ratio decreased to 26.9% in 2021 from 29.5% in 2020 primarily reflecting increased net premiums earned relative to minimal changes in underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $59.9 in 2021 from $72.0 in 2020, primarily reflecting increased net paid losses, operating expenses, and income taxes paid, partially offset by higher net premium collections.

Brit(1)
	2021(2)(3)	2020
Underwriting profit (loss)	55.6	(240.3)
Loss & LAE – accident year	56.0%	76.1%
Commissions	27.9%	25.5%
Underwriting expenses	18.6%	16.1%
Combined ratio – accident year	102.5%	117.7%
Net favourable development	(5.7)%	(3.7)%
Combined ratio – calendar year	96.8%	114.0%
Gross premiums written	3,238.3	2,424.4
Net premiums written	1,998.3	1,775.6
Net premiums earned	1,754.3	1,710.7
Underwriting profit (loss)	55.6	(240.3)
Interest and dividends	43.4	58.2
Share of profit of associates	31.5	6.6
Operating income (loss)	130.5	(175.5)

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.

(2)
Effective October 1, 2021 Brit completed a loss portfolio transfer with a third party, to reinsure all net reserves for risks predominantly comprised of U.S. casualty and discontinued lines of business relating to prior accident years (the “fourth quarter 2021 reinsurance transaction”). This transaction resulted in Brit ceding $379.1 of net insurance contract liabilities for consideration of  $344.1 which was recorded as a $344.1 reduction in net premiums written and net premiums earned, and a $379.1 reduction in losses on claims, including net favourable prior year reserve development of  $35.0.

(3)
Brit’s underwriting results were adversely affected by the inclusion of Ki Insurance’s underwriting results (adding 1.7% combined ratio points in 2021) as Ki Insurance grows to scale, with 2021 being Ki’s first year of operations.

On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. Refer to the Business Developments section of this MD&A under the heading “Acquisitions and Divestitures” for additional details.
Brit reported an underwriting profit of  $55.6 and a combined ratio of 96.8% in 2021 compared to an underwriting loss of  $240.3 and a combined ratio of 114.0% in 2020. The increase in underwriting profitability in 2021 principally reflected decreased current period COVID-19 losses, increased net favourable prior year reserve development and improved current period attritional loss experience, partially offset by increased current period catastrophe losses. Excluding Ki Insurance and the fourth quarter 2021 reinsurance transaction Brit’s underwriting profit was $78.1, producing a combined ratio of 96.0% in 2021.
	2021		2020
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Hurricane Ida	189.8	10.9	–	–
U.S. winter storms	70.4	4.0	–	–
European floods	17.0	1.0	–	–
Hurricane Laura	–	–	63.8	3.7
Hurricane Sally	–	–	26.9	1.6
Midwest Derecho	–	–	15.9	0.9
Other	19.7	1.2	50.8	3.0
Total catastrophe losses	296.9	17.1	157.4	9.2
COVID-19 losses(2)	28.2	1.6	269.9	15.8
	325.1	18.7 points	427.3	25.0 points

(1)
Net of reinstatement premiums.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)
COVID-19 losses in 2021 primarily related to event cancellation. COVID-19 losses in 2020 primarily related to event cancellation and business interruption exposures.

Net favourable prior year reserve development of  $100.1 (5.7 combined ratio points) in 2021 primarily reflected better than expected non-catastrophe loss experience in the London Insurance segment (primarily property and specialty lines of business), London Reinsurance segment (primarily property and casualty treaty), the release of reserves associated with the fourth quarter 2021 reinsurance transaction (primarily in Overseas Distribution), and better than expected emergence on catastrophe losses. Net favourable prior year reserve development of  $62.8 (3.7 combined ratio points) in 2020 primarily reflected better than expected claims experience across most lines of business (primarily the 2017-2019 catastrophe events and the London Direct division’s property and specialty lines of business), partially offset by net adverse development in Overseas Distribution division’s U.S. casualty business.
Gross premiums written increased by 33.6% in 2021 primarily reflecting Ki Insurance which commenced underwriting in 2021, increases in certain London Insurance lines of business (primarily cyber, professional liability and property), London Reinsurance lines of business (primarily property and casualty treaty), Overseas Distribution (primarily cyber and casualty treaty) and rate increases across most lines of business. Net premiums written increased by 12.5% in 2021, consistent with the factors that affected gross premiums written, partially offset by the fourth quarter 2021 reinsurance transaction discussed in footnote 2 on the previous page. Excluding the fourth quarter 2021 reinsurance transaction, net premiums written increased by 31.9% in 2021 consistent with the growth in gross premiums written. Net premiums earned increased by 2.5% in 2021, primarily reflecting growth in net premiums written in 2021 and 2020, and the lag of Ki Insurance’s net premiums earned relative to net premiums written as it grows to scale with 2021 being the first year of underwriting.
The commission expense ratio increased to 27.9% in 2021 from 25.5% in 2020, primarily reflecting the fourth quarter 2021 reinsurance transaction which decreased net premiums earned, partially offset by increased fee income, changes in the mix of business written and underwriting efforts to decrease acquisition costs. The underwriting expense ratio increased to 18.6% in 2021 from 16.1% in 2020, primarily reflecting the fourth quarter 2021 reinsurance transaction which decreased net premiums earned, partially offset by increased fee income, primarily from the management of third party underwriting capital.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of  $309.7 in 2021 compared to cash used in operating activities of  $139.7 in 2020, primarily reflecting increased net premium collections.
Allied World(1)
	2021	2020
Underwriting profit	226.4	126.0
Loss & LAE – accident year	71.2%	70.9%
Commissions	8.3%	9.3%
Underwriting expenses	13.4%	15.4%
Combined ratio – accident year	92.9%	95.6%
Net (favourable) adverse development	0.5%	(0.2)%
Combined ratio – calendar year	93.4%	95.4%
Gross premiums written	5,851.9	4,680.7
Net premiums written	3,907.8	3,017.6
Net premiums earned	3,451.6	2,722.6
Underwriting profit	226.4	126.0
Interest and dividends	76.3	126.7
Share of profit of associates	51.7	35.6
Operating income	354.4	288.3

(1)
These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP.

On March 1, 2021 Allied World sold its majority interest in Vault Insurance and recorded a gain of  $36.1. Vault Insurance was founded in 2017 by Allied World and focuses on serving the needs of the high net worth market.
Allied World reported an underwriting profit of  $226.4 and a combined ratio of 93.4% in 2021 compared to an underwriting profit of  $126.0 and a combined ratio of 95.4% in 2020. The increase in underwriting profit in 2021 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses and the absence of current period COVID-19 losses in 2021 compared to $112.8 in 2020, partially offset by increased current period catastrophe losses (as set out in the table below).
	2021		2020
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Hurricane Ida	116.9	3.4	–	–
U.S. winter storms	79.9	2.3	–	–
European floods	74.8	2.2	–	–
Hurricane Laura	–	–	41.7	1.5
Western U.S. wildfires	–	–	30.5	1.1
Midwest Derecho	–	–	23.1	0.9
Other	28.0	0.9	69.6	2.6
Total catastrophe losses	299.6	8.8	164.9	6.1
COVID-19 losses(2)	–	–	112.8	4.2
	299.6	8.8 points	277.7	10.3 points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 principally related to business interruption exposures, pandemic medical expenses and event cancellation.

Net adverse prior year reserve development of  $18.8 (0.5 of a combined ratio point) in 2021 compares to nominal net favourable prior year reserve development of  $5.1 (0.2 of a combined ratio point) in 2020. Net adverse prior year reserve development in 2021 primarily reflected adverse development on COVID-19 losses, principally in the reinsurance segment (primarily business interruption and event cancellation), partially offset by favourable loss emergence in the insurance segment (primarily Bermuda property and certain casualty lines).
Gross premiums written increased by 25.0% in 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North America and Global Markets platforms relating to professional lines and excess casualty) and the reinsurance segment (primarily North American casualty lines of business). Net premiums written increased by 29.5% in 2021, consistent with the growth in gross premiums written and increased retention, primarily in casualty and professional lines of business. Net premiums earned in 2021 increased by 26.8% consistent with the growth in net premiums written during 2021 and 2020 and the normal lag between when premiums are written and earned.
The commission expense ratio decreased to 8.3% in 2021 from 9.3% in 2020, primarily reflecting lower average gross commissions, primarily in the insurance segment. The underwriting expense ratio decreased to 13.4% in 2021 from 15.4% in 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,280.9 in 2021 from $1,049.4 in 2020, primarily reflecting increased net premium collections and decreased net paid losses.
On April 28, 2021 Allied World paid a dividend of  $126.4 (April 30, 2020 – $126.4) to its minority shareholders (OMERS, AIMCo and others).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax Asia
	2021	2020
Underwriting profit	20.1	7.1
Loss & LAE – accident year	65.2%	66.9%
Commissions	12.9%	13.9%
Underwriting expenses	22.4%	24.4%
Combined ratio – accident year	100.5%	105.2%
Net favourable development	(8.6)%	(8.4)%
Combined ratio – calendar year	91.9%	96.8%
Gross premiums written	537.0	424.7
Net premiums written	260.6	221.6
Net premiums earned	249.7	221.7
Underwriting profit	20.1	7.1
Interest and dividends	19.2	20.0
Share of profit of associates	12.2	14.6
Operating income	51.5	41.7
Fairfax Asia comprises the company’s Asian holdings and operations: Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. (“Falcon”), Singapore based Singapore Reinsurance Corporation Limited (“Singapore Re”), 85.0%-owned Malaysia-based The Pacific Insurance Berhad (“Pacific Insurance”), 80.3%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. (“AMAG Insurance”), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited (“Fairfirst Insurance”), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation (“BIC Insurance”), 41.2%-owned Bangkok-based Falcon Insurance PLC (“Falcon Thailand”) and 49.0%-owned Go Digit Infoworks Services Private Limited (“Digit”). Fairfax Asia also has an investment in Digit compulsory convertible preferred shares.
On June 17, 2021 the company increased its ownership interest in Singapore Re from 28.2% to 94.0% for $102.9 (SGD 138.0) through the completion of a public cash offer, consolidated the assets, liabilities and results of operations of Singapore Re in the Fairfax Asia reporting segment and recorded a net gain of  $32.4 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings. On August 3, 2021 the company further increased its ownership interest to 100% for cash consideration of  $9.3 (SGD 12.6).
During 2021, the company recorded a net unrealized gain of  $1,490.3 (inclusive of foreign exchange losses) on its investment in Digit compulsory convertible preferred shares. The company anticipates recording additional gains of approximately $400 upon consolidating its investment in Digit, which is subject to regulatory approvals permitting the company to increase its 49.0% equity interest in Digit to a control position.
Fairfax Asia reported an underwriting profit of  $20.1 and a combined ratio of 91.9% in 2021 compared to an underwriting profit of  $7.1 and a combined ratio of 96.8% in 2020. The underwriting profit in 2021 included an underwriting profit of  $10.7 related to Singapore Re, consolidated on June 17, 2021. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:
	2021	2020
Falcon	99.0%	95.4%
Pacific Insurance	92.3%	99.2%
AMAG Insurance	92.7%	93.8%
Fairfirst Insurance	97.0%	97.5%
Singapore Re	88.2%	–
Fairfax Asia’s underwriting profit in 2021 included net favourable prior year reserve development of  $21.5 (8.6 combined ratio points), primarily related to automobile and property lines of business. Fairfax Asia’s underwriting profit in 2020 included the benefit of  $18.5 (8.4 combined ratio points) of net favourable prior year reserve development, primarily related to automobile, property and health lines of business.

Gross premiums written increased by 26.4% in 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, gross premiums written increased by 2.9% in 2021, principally related to increased business volumes at AMAG Insurance (primarily motor) and Pacific Insurance (non-motor lines), partially offset by decreased business volumes at Falcon Insurance (primarily on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio). Net premiums written increased by 17.6% in 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums written decreased by 0.5% in 2021, primarily reflecting decreased business volumes on the 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio at Falcon Insurance, which were largely retained. Net premiums earned increased by 12.6% in 2021 primarily reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums earned increased by 0.1% in 2021, primarily reflecting the normal lag between when premiums are written and when they are earned.
The commission expense ratio decreased to 12.9% in 2021 from 13.9% in 2020, primarily reflecting the consolidation of Singapore Re which has a lower net commission expense ratio (primarily resulting from acquisition accounting adjustments recorded by Fairfax on the consolidation of Singapore Re). The underwriting expense ratio decreased to 22.4% in 2021 from 24.4% in 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Insurance and Reinsurance – Other
	2021	2020
Underwriting profit	20.0	5.5
Loss & LAE – accident year	60.4%	61.1%
Commissions	18.9%	19.2%
Underwriting expenses	21.3%	21.9%
Combined ratio – accident year	100.6%	102.2%
Net favourable development	(2.1)%	(2.7)%
Combined ratio – calendar year	98.5%	99.5%
Gross premiums written	2,365.8	1,874.0
Net premiums written	1,473.6	1,183.8
Net premiums earned	1,363.9	1,124.9
Underwriting profit	20.0	5.5
Interest and dividends	50.7	49.7
Share of profit (loss) of associates	23.5	(16.4)
Operating income	94.2	38.8
Insurance and Reinsurance – Other comprises the company’s international operations (excluding the Asian operations) that write property and casualty insurance and reinsurance: Group Re writes reinsurance globally and is based in Barbados; Bryte Insurance writes insurance in South Africa and Botswana; Fairfax Latin America and its subsidiaries write insurance in Brazil, Chile, Colombia, Argentina and Uruguay; Fairfax Central and Eastern Europe (“Fairfax CEE”) and its subsidiaries write insurance and reinsurance in Czech Republic, Hungary, Slovakia, Poland, Bulgaria, Romania and Ukraine (through 70.0%-owned Fairfax Ukraine); and the property and casualty insurance operations of 80.0%-owned Eurolife (“Eurolife General”) writes insurance in Greece and Romania. For details refer to note 25 (Segmented Information) and note 29 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2021.
The Insurance and Reinsurance – Other segment reported underwriting profit of  $20.0 and a combined ratio of 98.5% in 2021 compared to underwriting profit of  $5.5 and a combined ratio of 99.5% in 2020. The increase in underwriting profit in 2021 primarily reflected decreased COVID-19 losses (primarily at Bryte Insurance – as set out in the table below) and growth in net premiums earned relative to modest increases in underwriting and commissions expenses, partially offset by higher current accident year attritional loss experience (primarily at Bryte Insurance) and lower net favourable prior year reserve development (primarily at Bryte Insurance and Group Re).

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2021		2020
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Total catastrophe losses	11.9	0.9	4.3	0.4
COVID-19 losses(2)	3.1	0.2	39.5	3.5
	15.0	1.1 points	43.8	3.9 points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to business interruption exposure at Bryte Insurance.

The companies comprising Insurance and Reinsurance – Other reported net premiums written and produced combined ratios as set out in the following table:
	Net Premiums Written		Combined ratios
	2021	2020	2021	2020
Group Re	332.9	241.0	98.3%	99.6%
Bryte Insurance	279.8	246.0	104.9%	108.8%
Fairfax Latin America	354.3	306.1	96.2%	98.4%
Fairfax Central and Eastern Europe	480.9	390.7	96.3%	94.3%
Eurolife General	25.7	–	98.7%	–
The underwriting result in 2021 included net favourable prior year reserve development of  $29.0 (2.1 combined ratio points) reflecting favourable loss emergence across most segments, principally at Group Re and Fairfax Latin America (primarily across each Fairfax Latam operating company). The underwriting results in 2020 included net favourable prior year reserve development of  $30.5 (2.7 combined ratio points), reflecting favourable loss emergence across most segments.
Gross premiums written increased by 26.2% in 2021, reflecting increases across all operating segments as well as the consolidation of Eurolife General in the third quarter of 2021. Net premiums written increased by 24.5% in 2021, primarily reflecting increases at Group Re, Fairfax CEE (Polish Re and Colonnade Insurance) and Fairfax Brasil, partially offset by decreased premium retention at La Meridional Argentina (primarily related to a quota share reinsurance arrangement), refer to table above for details by company. Net premiums earned increased by 21.2% in 2021, consistent with the factors that affected net premiums written.
The underwriting expense ratio decreased to 21.3% in 2021 from 21.9% in 2020, principally reflecting improvements at Fairfax CEE (primarily at Polish Re and Fairfax Ukraine).
Life Insurance and Run-off
Eurolife(1)
For the period July 14, 2021 to December 31, 2021
Eurolife(1)
Gross premiums written	114.2
Net premiums written	110.6
Net premiums earned	109.7
Underwriting expenses	(109.6)
Interest and dividends	9.1
Share of profit of associates	3.3
Operating income	12.5
Net losses on investments	(8.0)
Pre-tax income before interest expense	4.5

(1)
These results differ from those published by Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Eurolife in the third quarter of 2021, the separate presentation of Eurolife’s life insurance operations as “Eurolife” in the Life Insurance and Run-off reporting segment in the table above and the separate presentation of Eurolife’s property and casualty insurance operations as “Eurolife General” within the Insurance and Reinsurance – Other reporting segment. Additionally, certain insurance contracts written by Eurolife’s life operations transfer the market risk associated with the underlying investment performance, which supports the benefit payments, to the policyholder (“unit-linked”). For these unit-linked contracts or funds, the company measures the underlying investments at fair value with a corresponding liability. A change in the fair value of the investments of the unit-linked funds results in a corresponding change to the related liabilities, with both changes recorded together in the consolidated statement of earnings such that there is no effect on income, expenses or net earnings.

On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) to 80.0% from 50.0% as described in the Business Developments section of this MD&A under the heading “Acquisitions and Divestitures”. The assets, liabilities and results of operations of Eurolife’s life insurance business were consolidated and reported in the Life insurance and Run-off reporting segment and those of Eurolife’s property and casualty insurance business were consolidated and reported in the Insurance and Reinsurance – Other reporting segment.
Gross premiums written of  $114.2 for the period July 14, 2021 to December 31, 2021 primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies.
Underwriting expenses of  $109.6 for the period July 14, 2021 to December 31, 2021 primarily consisted of net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off
The Run-off reporting segment was formed with the acquisition of the company’s interest in The Resolution Group (“TRG”) on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and Resolution Group Reinsurance (Barbados) Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 332 employees.
The European Run-off group (“European Run-off”) was part of the Run-off reporting segment until March 31, 2020 and was principally comprised of RiverStone (UK), Syndicate 3500 at Lloyd’s, TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions, and Advent.
Effective October 1, 2021 Resolution Group Reinsurance (Barbados) Limited reinsured a portfolio of business written by Crum & Forster, predominantly comprised of property, liability and workers’ compensation exposures relating to accident years 2014 and prior (the “fourth quarter 2021 intercompany reinsurance transaction”). This transaction resulted in Run-off assuming $358.1 of net insurance contract liabilities in exchange for consideration of  $358.1 and recorded as gross premiums written, net premiums written and net premiums earned of  $358.1, and losses on claims of  $358.1, which were eliminated within Fairfax’s consolidated financial reporting.
On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone Barbados to CVC for consideration of  $695.7. On March 31, 2020 the company had contributed European Run-off to RiverStone Barbados for cash proceeds of  $599.5 and a 60.0% joint venture equity interest in RiverStone Barbados. Refer to the Business Developments section of this MD&A under the heading “Acquisitions and Divestitures” for additional details.
Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the “first quarter 2020 Part VII transfer”). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of  $134.7 for cash consideration of  $143.3.
Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the “first quarter 2020 reinsurance transaction”). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of  $146.5.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2021 and 2020.
	2021			2020
	Fourth quarter 2021 intercompany reinsurance transaction(1)	Other(2)	Total	First quarter 2020 transactions(3)	Other(4)	Total
Gross premiums written	358.1	–	358.1	146.5	0.3	146.8
Net premiums written	358.1	–	358.1	146.5	0.3	146.8
Net premiums earned	358.1	–	358.1	125.6	2.5	128.1
Losses on claims, net	(358.1)	(218.6)	(576.7)	(124.7)	(131.2)	(255.9)
Operating expenses	–	(90.5)	(90.5)	8.7	(89.0)	(80.3)
Interest and dividends	–	10.2	10.2	–	24.7	24.7
Share of profit (loss) of associates	–	13.5	13.5	–	(11.2)	(11.2)
Operating income (loss)	–	(285.4)	(285.4)	9.6	(204.2)	(194.6)

(1)
The fourth quarter 2021 intercompany reinsurance transaction described in the preceding paragraphs.

(2)
Run-off excluding the fourth quarter 2021 intercompany reinsurance transaction described in the preceding paragraphs.

(3)
The first quarter 2020 Part VII transfer and reinsurance transaction described in the preceding paragraphs.

(4)
Run-off excluding the first quarter 2020 Part VII transfer and reinsurance transaction described in the preceding paragraphs.

References to 2021 and 2020 throughout the remainder of this section exclude the impact of the fourth quarter 2021 intercompany reinsurance transaction and the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction described above.
The operating loss at Run-off increased to $285.4 in 2021 from $204.2 in 2020, primarily reflecting increased net adverse prior year reserve development on asbestos, pollution and other hazards reserves of  $212.0 in 2021 (2020 – $125.6) and decreased interest and dividends, partially offset by share of profit of associates in 2021 compared to share of loss of associates in 2020.
Operating expenses of  $90.5 in 2021 increased modestly from $89.0 in 2020, principally reflecting higher employee compensation costs, partially offset by the deconsolidation of European Run-off on March 31, 2020.
During 2021 Fairfax made capital contributions of  $93.6 (2020 – $131.9) to Run-off to augment its capital.
Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

Non-insurance companies
	2021					2020
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	1,803.8	228.2	249.4	2,876.1	5,157.5	1,734.2	312.8	225.2	2,470.2	4,742.4
Expenses(6)	(1,724.8)	(206.9)	(293.4)	(2,867.0)	(5,092.1)	(1,811.1)	(305.9)	(288.3)	(2,462.7)	(4,868.0)
Pre-tax income (loss) before interest expense and other	79.0	21.3	(44.0)	9.1	65.4	(76.9)	6.9	(63.1)	7.5	(125.6)
Interest and dividends	7.5	(102.2)	(0.1)	0.1	(94.7)	6.1	28.9	–	12.1	47.1
Share of profit (loss) of associates	–	20.2	(0.1)	2.2	22.3	1.3	(24.8)	(3.4)	(73.3)	(100.2)
Operating income (loss)	86.5	(60.7)	(44.2)	11.4	(7.0)	(69.5)	11.0	(66.5)	(53.7)	(178.7)
Net gains (losses) on investments	29.5	236.4	(3.3)	3.4	266.0	(6.6)	(12.4)	4.0	(50.6)	(65.6)
Pre-tax income (loss) before interest expense	116.0	175.7	(47.5)	14.8	259.0	(76.1)	(1.4)	(62.5)	(104.3)	(244.3)

(1)
Comprised primarily of Recipe, Toys “R” Us Canada (deconsolidated on August 19, 2021), Golf Town and Sporting Life.

(2)
Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT, Dexterra Group (acquired on May 29, 2020), Boat Rocker, Farmers Edge (consolidated July 1, 2020), Mosaic Capital (deconsolidated on August 5, 2021), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020) and Rouge Media (deconsolidated on January 1, 2021).

(5)
Amounts as presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.

(6)
During 2021 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of  $62.1 (2020 – $123.8) as a reduction of other expenses in the consolidated statement of earnings.

For details on the acquisition and divestiture transactions noted below, refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.
Restaurants and retail
On August 19, 2021 the company sold the operations of Toys “R” Us Canada for consideration of  $90.3 (Cdn$115.7), deconsolidated Toys “R” Us Canada from the Non-insurance companies reporting segment.
Operating results
The increase in revenue of Restaurants and retail in 2021 primarily reflected higher business volumes across all companies within this operating segment due to reduced COVID-19 related lockdown restrictions in 2021 compared to 2020 and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar (measured using average foreign exchange rates) by 7.0% in 2021, partially offset by the deconsolidation of Toys “R” Us Canada upon its sale.
The decrease in expenses of Restaurants and retail in 2021 primarily reflected the deconsolidation of Toys “R” Us Canada upon its sale and cost containment efforts across most companies within this operating segment, partially offset by higher business volumes across all companies within this operating segment, the strengthening of the Canadian dollar relative to the U.S. dollar (measured using average foreign exchange rates) by 7.0% in 2021 and lower government subsidies recognized which were recorded as a reduction of other expenses in the consolidated statement of earnings.
Fairfax India
On September 16, 2021 Fairfax India transferred 43.6% out of its 54.0% equity interest in Bangalore Airport to Anchorage Infrastructure Investments Holdings Limited (“Anchorage”), its wholly-owned holding company for investments in the airport sector of India, and sold an 11.5% equity interest in Anchorage to OMERS for gross proceeds of  $129.2 (9.5 billion Indian rupees). Upon closing Fairfax India recorded a non-controlling interest in Anchorage and continued to equity account for its consolidated 54.0% equity interest in Bangalore Airport.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi Speciality Chemicals Limited (“Privi”) to certain affiliates of Privi’s founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of  $94.9.
During 2020 Fairchem reorganized into two separate entities, Fairchem Organics Limited (“Fairchem”), comprised of the oleochemicals and neutraceuticals businesses, and Privi, comprised of the aroma chemicals business (deconsolidated on April 29, 2021).
Operating results
The decrease in revenue and expenses in 2021 primarily reflected the deconsolidation of Privi and lower business volumes at NCML, partially offset by higher business volumes at Fairchem.
Interest and dividend expense of  $102.2 in 2021 included an accrual of a performance fee payable to Fairfax of $85.2 compared to interest and dividend income of  $28.9 in 2020 that included a reversal of a performance fee payable of  $47.9. The performance fee payable and reversal of payable represented intercompany transactions that were eliminated on consolidation, with net earnings attributable to shareholders of Fairfax in 2021 benefiting by Fairfax India’s non-controlling interests being allocated its share of Fairfax India’s performance fee expense.
At December 31, 2021 the holding company had a performance fee receivable of  $84.7 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company’s consolidated financial reporting. Under the investment advisory agreement, if a performance fee is payable for the period ending on December 31, 2023, the performance fee will be payable in cash, or at Fairfax’s option, in subordinate voting shares of Fairfax India. If Fairfax elects to have the performance fee paid in subordinate voting shares, such election must be made no later than December 15, 2023. On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of a performance fee receivable of  $5.2 for the period from January 1, 2018 to December 31, 2020.
Net gains on investments of  $236.4 in 2021 primarily reflected net gains on common stocks and a gain on deconsolidation of Privi of  $94.9. Net losses on investments of  $12.4 in 2020 primarily reflected foreign exchange losses on Fairfax India’s U.S. dollar borrowings as the U.S. dollar strengthened relative to the Indian rupee.
Thomas Cook India
Operating results
The decrease in the pre-tax loss before interest expense of Thomas Cook India in 2021 principally reflected increased revenue and expenses due to higher business volumes resulting from reduced COVID-19 related lockdown restrictions in 2021.
Other
On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company principally exchanged its holdings of Mosaic Capital debentures and warrants for newly issued Mosaic Capital 25-year debentures, and invested a nominal amount in the privatized company for a 20.0% equity interest, resulting in the deconsolidation of Mosaic Capital from the Non-insurance companies reporting segment.
During March 2021, Farmers Edge completed an initial public offering for Cdn$143.8 ($113.8). Prior to the initial public offering the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge, resulting in the company’s controlling equity interest in Farmers Edge increasing to 59.9% on completion of the initial public offering and capital transactions.
On March 24, 2021 Boat Rocker completed an initial public offering for Cdn$170.1 ($135.5). Prior to the initial public offering the company converted its convertible debentures for subordinate voting shares of Boat Rocker, resulting in the company having an economic and voting interest in Boat Rocker of 45.0% and 56.1% on completion of the initial public offering and capital transactions.
On December 8, 2020 Helios Holdings Limited (“Helios”) acquired a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams. Upon closing Helios was appointed sole investment advisor to Fairfax Africa and its co-founders were appointed as Co-Chief Executive Officers, resulting in Fairfax no longer being able to exercise control over Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation (“HFP”) and continues to be listed on the Toronto

Stock Exchange. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment, recognized its 32.3% equity interest in HFP as an associate.
On May 29, 2020 the company acquired a 49.0% equity interest in Horizon North Logistics Inc. (“Horizon North”) and obtained de facto voting control of Horizon North as its largest equity and voting shareholder. Horizon North was consolidated in the Non-insurance companies reporting segment and subsequently renamed Dexterra Group Inc. (“Dexterra Group”).
Operating results
The increase in the revenue and expenses of Other in 2021 primarily reflected increased business volumes at Boat Rocker and Dexterra Group, the inclusion in 2021 of full year revenue and expenses of Farmers Edge (consolidated on July 1, 2020) and Horizon North (the reverse acquisition by Dexterra on May 29, 2020), partially offset by the deconsolidation of Fairfax Africa and its subsidiary CIG (both on December 8, 2020), Rouge Media (on January 1, 2021) and Mosaic Capital (on August 5, 2021).
Net gains on investments of  $3.4 was nominal in 2021 compared to net losses on investments of  $50.6 in 2020 which primarily related to net losses on corporate bonds held by Fairfax Africa and a loss on deconsolidation of a subsidiary at CIG, partially offset by net gains on foreign currency contracts at AGT.
Interest and Dividends
An analysis of interest and dividends is presented in the Investments section of this MD&A.
Share of Profit (Loss) of Associates
An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.
Net Gains (Losses) on Investments
An analysis of consolidated net gains on investments is provided in the Investments section of this MD&A.
Interest Expense
Consolidated interest expense as presented in the consolidated statement of earnings was comprised as follows:
	2021	2020
Interest expense on borrowings:
Holding company	305.2	235.3
Insurance and reinsurance companies	51.6	51.0
Non-insurance companies(1)	99.2	126.8
	456.0	413.1
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	16.8	19.0
Non-insurance companies	41.1	43.8
	57.9	62.8
Interest expense	513.9	475.9

(1)
Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in 2021 principally reflected the loss of $45.7 on redemptions of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023, the issuance on March 3, 2021 of  $600.0 principal amount of 3.375% senior notes due 2031, and the issuance on April 29, 2020 of  $650.0 principal amount of 4.625% senior notes due 2030, partially offset by decreased borrowings at lower interest rates on the $2.0 billion unsecured revolving credit facility.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The interest expense on borrowings at the insurance and reinsurance companies increased modestly in 2021, principally reflecting the accretion of the redemption liability related to the non-controlling interests in Eurolife, partially offset by the redemption of Odyssey Group’s unsecured senior notes on March 15, 2021 and June 15, 2021, the deconsolidation of Allied World’s senior note on March 1, 2021 (as part of the sale of Vault Insurance) and European Run-off’s borrowings on March 31, 2020, and lower interest expense at Brit (primarily due to the reset of interest rate from 6.625% to 3.6757% on its £135.0 subordinate debt in December 2020 and repayments during 2021 on its revolving credit facility).
The decrease in interest expense on borrowings at the non-insurance companies in 2021 principally reflected the deconsolidation of borrowings of CIG on December 8, 2020, Privi on April 29, 2021, Toys “R” Us Canada on August 19, 2021 and Mosaic Capital on August 5, 2021, decreased borrowings at Boat Rocker (primarily due to repayment of debt subsequent to its initial public offering), and decreased interest expense at Fairfax India (due to lower borrowings on its senior notes upon refinancing on February 26, 2021, and decreased borrowings at lower interest rates at NCML) and Recipe (due to repayments on its revolving credit facility).
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2021.
Corporate Overhead and Other
Corporate overhead and other primarily consists of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of  (profit) loss of associates.
	2021	2020
Fairfax corporate overhead	206.6	172.9
Subsidiary holding companies’ corporate overhead	61.7	61.6
Subsidiary holding companies’ non-cash intangible asset amortization and goodwill impairment charges(1)	140.7	93.7
Corporate overhead(2)	409.0	328.2
Holding company interest and dividends	(24.6)	(55.8)
Holding company share of (profit) loss of associates	(38.8)	47.6
Investment management and administration fees and other(3)	(255.9)	(67.3)
	89.7	252.7

(1)
Non-cash intangible asset amortization is principally related to customer and broker relationships.

(2)
Presented as consolidated corporate overhead in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.

(3)
Presented as a consolidation elimination in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.

Fairfax corporate overhead increased to $206.6 in 2021 from $172.9 in 2020, primarily reflecting increases in employee compensation expenses and charitable donations, partially offset by decreased legal and consulting fees.
Subsidiary holding companies’ corporate overhead of  $61.7 in 2021 was stable compared to $61.6 in 2020, primarily reflecting increased consulting fees (principally related to the implementation of IFRS 17 Insurance contracts of $20.9 (2020 – $7.0)) and higher charitable donations, partially offset by decreased employee compensation expenses and lower net costs related to insurance agents and brokers.
Subsidiary holding companies’ non-cash intangible asset amortization and goodwill impairment charges of  $140.7 in 2021 and $93.7 in 2020 related to intangible asset amortization charges of  $92.5 (2020 – $93.7) primarily at Allied World and Crum & Forster, and non-cash goodwill impairment charges of  $48.2 (2020 – nil) primarily related to Run-off.

Investment management and administration fees and other of  $255.9 in 2021 (2020 – $67.3) were primarily comprised of investment and administration fees of  $256.6 (2020 – $90.3) earned from the insurance and reinsurance subsidiaries, partially offset by consolidation eliminations. The increase in investment and administration fees in 2021 primarily reflected the change in the performance fee receivable from Fairfax India (receivable of  $85.2 in 2021 compared to a reversal of a $47.9 receivable in 2020), and increased investment management fees from insurance and reinsurance subsidiaries (primarily affected by the consolidation and management of Eurolife’s investment portfolio and net unrealized appreciation of equity and equity-related holdings).
The performance fee receivable of  $85.2 was accrued by the company pursuant to its investment advisory agreement with Fairfax India whereby the company receives a performance fee, if any, as the increase in Fairfax India’s book value per share (common shareholders’ equity divided by the number of common shares effectively outstanding) over the period from January 1, 2021 to December 31, 2023 exceeds a specified threshold.
Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.
Income Taxes
The company’s effective income tax rate in 2021 of 16.5% (provision for income taxes of  $726.0) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at rates lower than the Canadian statutory income tax rate (principally in Asia, the U.S., Barbados, the U.K. and at Allied World) and non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions), partially offset by the non-recognition of the tax benefit of losses and temporary differences (principally related to unrecorded deferred tax assets in Canada and the U.S., partially offset by the recognition of previously unrecorded deferred tax assets in the U.K. and at Allied World) and permanent differences.
The company’s effective income tax rate in 2020 of 84.7% (provision for income taxes of  $206.7) was higher than the company’s Canadian statutory income tax rate of 26.5% primarily due to the non-recognition of the tax benefit of losses and temporary differences (principally related to unrecorded deferred tax assets in Canada, the U.S. and the U.K.) and permanent differences (principally reflecting non-cash impairment charges on goodwill and intangible assets recorded by the Non-insurance companies reporting segment), partially offset by non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada, share of profit of associates in certain jurisdictions and the non-taxable gain on deconsolidation of European Run-off).
For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2021.
Non-controlling Interests
Non-controlling interests principally related to Allied World, Fairfax India, Brit, Odyssey Group and Recipe. For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment
The company’s segmented balance sheets as at December 31, 2021 and 2020 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments. The segmented balance sheets have been prepared on the following basis:
(a)
The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

(b)
Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries (“Fairfax affiliates”) at December 31, 2021. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, insurance contract payables, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in “Corporate and eliminations”.

(c)
Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Borrowings within Corporate and eliminations of  $5,346.1 at December 31, 2021 (December 31, 2020 – $5,588.1) primarily consisted of Fairfax holding company borrowings of  $5,338.6 (December 31, 2020 – $5,580.6).

	Equity interests in Fairfax affiliates at December 31, 2021
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Life insurance and Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
TRG (Run-off)	–	–	–	–	–	–	–	31.5%	–	68.5%	100.0%
Singapore Re	–	8.8%	–	–	–	–	91.2%	–	–	–	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	8.5%	1.4%	0.4%	–	10.3%	0.5%	0.2%	2.3%	43.2%	66.8%
Fairfax India	–	6.1%	3.7%	1.0%	3.3%	5.9%	1.1%	2.4%	–	6.6%	30.1%
Recipe	5.4%	12.3%	7.1%	1.0%	2.4%	5.7%	–	3.1%	0.2%	1.3%	38.5%
Boat Rocker	–	–	25.3%	9.0%	–	5.9%	–	4.8%	–	–	45.0%
AGT	–	7.7%	12.3%	3.1%	–	16.4%	–	–	–	18.5%	58.0%
Dexterra Group	–	16.9%	5.3%	–	3.1%	10.9%	–	–	3.4%	9.2%	48.8%
Farmers Edge	2.2%	17.5%	22.9%	3.5%	0.9%	4.5%	–	9.9%	–	–	61.4%

(1)
This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine and Eurolife (consolidated on July 14, 2021).

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

Segmented Balance Sheet as at December 31, 2021
	Insurance and Reinsurance									Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(4)
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total				Consolidated
Assets
Holding company cash and investments	77.5	511.0	2.3	13.7	–	–	–	–	604.5	–	–	873.8	1,478.3
Insurance contract receivables	597.1	2,328.2	447.1	229.2	1,208.0	1,490.6	122.7	843.1	7,266.0	7.8	–	(390.6)	6,883.2
Portfolio investments(1)	4,187.1	11,669.3	5,773.6	1,727.8	5,514.3	10,739.0	3,086.0	2,364.7	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4
Deferred premium acquisition costs	193.2	547.1	230.4	17.5	297.3	475.6	33.9	182.3	1,977.3	3.8	–	(57.0)	1,924.1
Recoverable from reinsurers	425.1	1,670.9	1,582.7	46.8	2,398.5	4,822.5	494.1	2,056.7	13,497.3	457.6	–	(1,864.4)	12,090.5
Deferred income tax assets	36.5	69.8	73.8	43.6	–	–	1.2	43.3	268.2	29.0	66.9	158.3	522.4
Goodwill and intangible assets	216.2	174.6	280.1	402.0	796.1	1,505.8	104.9	99.8	3,579.5	7.5	2,341.2	–	5,928.2
Due from affiliates	209.7	7.9	4.1	0.2	1.3	7.2	1.0	0.5	231.9	360.2	–	(592.1)	–
Other assets	209.9	228.3	295.9	82.1	382.2	254.1	166.2	127.3	1,746.0	810.0	3,195.5	369.8	6,121.3
Investments in Fairfax insurance and reinsurance affiliates(2)	–	102.8	29.4	–	–	–	–	35.0	167.2	29.3	–	(196.5)	–
Total assets	6,152.3	17,309.9	8,719.4	2,562.9	10,597.7	19,294.8	4,010.0	5,752.7	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4
Liabilities
Accounts payable and accrued liabilities	282.4	564.7	366.4	74.7	317.2	310.0	49.7	185.3	2,150.4	233.4	2,077.4	524.2	4,985.4
Derivative obligations	–	53.8	4.2	0.4	13.3	0.8	–	–	72.5	–	47.9	32.5	152.9
Due to affiliates	0.6	10.9	0.1	3.1	–	0.2	4.0	10.5	29.4	0.2	135.1	(164.7)	–
Deferred income tax liabilities	–	–	–	–	46.0	49.7	211.8	14.7	322.2	72.9	198.5	5.2	598.8
Insurance contract payables	163.0	1,132.1	222.5	63.3	955.5	1,007.8	114.3	630.9	4,289.4	652.0	–	(447.9)	4,493.5
Provision for losses and loss adjustment expenses(3)	2,464.7	7,842.7	4,272.5	1,052.7	5,130.7	9,548.1	693.1	2,680.1	33,684.6	4,806.1	–	(1,598.4)	36,892.3
Provision for unearned premiums(3)	1,068.0	2,341.9	1,207.7	282.8	1,392.0	3,150.0	263.9	988.2	10,694.5	16.5	–	(256.8)	10,454.2
Borrowings	–	–	–	38.3	227.9	524.5	–	–	790.7	–	1,616.2	5,346.1	7,753.0
Total liabilities	3,978.7	11,946.1	6,073.4	1,515.3	8,082.6	14,591.1	1,336.8	4,509.7	52,033.7	5,781.1	4,075.1	3,440.2	65,330.1
Equity
Shareholders’ equity attributable to shareholders of Fairfax	2,173.6	5,363.8	2,646.0	1,047.6	2,280.9	4,703.7	2,601.9	1,237.6	22,055.1	888.0	3,690.8	(10,248.8)	16,385.1
Non-controlling interests	–	–	–	–	234.2	–	71.3	5.4	310.9	–	90.5	4,528.8	4,930.2
Total equity	2,173.6	5,363.8	2,646.0	1,047.6	2,515.1	4,703.7	2,673.2	1,243.0	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3
Total liabilities and total equity	6,152.3	17,309.9	8,719.4	2,562.9	10,597.7	19,294.8	4,010.0	5,752.7	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4
Capital
Borrowings	–	–	–	38.3	227.9	524.5	–	–	790.7	–	1,616.2	5,346.1	7,753.0
Investments in Fairfax affiliates	62.4	598.0	585.4	62.1	107.0	364.3	29.0	133.5	1,941.7	76.5	–	(2,018.2)	–
Shareholders’ equity attributable to shareholders of Fairfax	2,111.2	4,215.8	2,060.6	985.5	1,848.8	2,919.8	2,586.7	1,108.8	17,837.2	811.5	1,782.5	(4,046.1)	16,385.1
Non-controlling interests	–	550.0	–	–	559.3	1,419.6	57.5	0.7	2,587.1	–	1,998.8	344.3	4,930.2
Total capital	2,173.6	5,363.8	2,646.0	1,085.9	2,743.0	5,228.2	2,673.2	1,243.0	23,156.7	888.0	5,397.5	(373.9)	29,068.3
% of consolidated total capital	7.5%	18.5%	9.1%	3.7%	9.4%	18.0%	9.2%	4.3%	79.7%	3.1%	18.6%	(1.4)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(3)
Included in insurance contract liabilities on the consolidated balance sheet.

(4)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2020
	Insurance and Reinsurance										Non- insurance companies	Corporate and eliminations(5)
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Assets
Holding company cash and investments	76.3	499.6	8.1	14.1	–	–	–	–	598.1	–	–	654.1	1,252.2
Insurance contract receivables	537.5	1,674.0	412.9	233.1	1,015.9	1,409.7	100.5	668.9	6,052.5	8.4	–	(244.8)	5,816.1
Portfolio investments(1)(2)	3,472.2	10,347.5	5,023.1	1,616.3	4,912.0	9,224.0	1,246.1	2,106.6	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Deferred premium acquisition costs	169.4	387.4	197.3	12.8	222.3	404.9	22.5	157.8	1,574.4	–	–	(30.7)	1,543.7
Recoverable from reinsurers	379.4	1,497.2	1,143.4	38.5	1,829.3	4,092.6	330.1	1,943.7	11,254.2	453.7	–	(1,174.7)	10,533.2
Deferred income tax assets	58.1	159.9	148.1	59.4	–	–	2.0	32.5	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	200.9	177.0	293.0	410.8	781.3	1,551.7	119.5	52.0	3,586.2	41.1	2,601.8	–	6,229.1
Due from affiliates	207.4	8.0	3.6	0.2	0.5	2.0	0.7	0.2	222.6	357.7	3.8	(584.1)	–
Other assets	130.4	202.0	337.1	86.8	279.4	290.6	98.7	101.4	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in Fairfax insurance and reinsurance affiliates(3)	–	89.1	29.4	–	–	–	–	34.7	153.2	29.3	–	(182.5)	–
Total assets	5,231.6	15,041.7	7,596.0	2,472.0	9,040.7	16,975.5	1,920.1	5,097.8	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0
Liabilities
Accounts payable and accrued liabilities	248.4	552.1	350.9	63.9	172.8	276.0	41.0	138.2	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	0.1	82.0	12.6	3.2	10.6	6.3	–	0.1	114.9	1.1	50.0	23.4	189.4
Due to affiliates	0.6	0.3	1.6	3.5	–	0.4	0.5	1.4	8.3	–	117.6	(125.9)	–
Deferred income tax liabilities	0.9	–	–	–	28.9	64.0	47.9	11.0	152.7	–	197.7	6.0	356.4
Insurance contract payables	128.3	818.3	183.2	88.1	495.5	889.8	85.0	536.0	3,224.2	11.6	–	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	2,108.8	6,917.0	3,848.1	1,062.5	4,783.5	8,154.1	423.9	2,511.5	29,809.4	2,023.3	–	(1,023.4)	30,809.3
Provision for unearned premiums(4)	931.2	1,681.3	1,010.4	279.6	1,020.4	2,607.6	196.4	823.2	8,550.1	–	–	(152.6)	8,397.5
Borrowings	–	90.0	41.4	38.3	314.5	549.2	–	–	1,033.4	–	2,192.5	5,588.1	8,814.0
Total liabilities	3,418.3	10,141.0	5,448.2	1,539.1	6,826.2	12,547.4	794.7	4,021.4	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7
Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,813.2	4,900.7	2,147.8	932.9	2,092.8	4,436.6	1,060.0	1,071.3	18,455.3	506.0	3,080.0	(8,184.7)	13,856.6
Non-controlling interests	0.1	–	–	–	121.7	(8.5)	65.4	5.1	183.8	–	144.8	3,342.1	3,670.7
Total equity	1,813.3	4,900.7	2,147.8	932.9	2,214.5	4,428.1	1,125.4	1,076.4	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3
Total liabilities and total equity	5,231.6	15,041.7	7,596.0	2,472.0	9,040.7	16,975.5	1,920.1	5,097.8	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0
Capital
Borrowings	–	90.0	41.4	38.3	314.5	549.2	–	–	1,033.4	–	2,192.5	5,588.1	8,814.0
Investments in Fairfax affiliates	61.8	489.7	258.2	63.5	105.1	274.1	29.2	122.9	1,404.5	65.8	–	(1,470.3)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,751.4	4,411.0	1,889.6	869.4	1,987.7	2,825.0	1,030.8	948.0	15,712.9	440.2	1,385.9	(3,682.4)	13,856.6
Non-controlling interests	0.1	–	–	–	121.7	1,329.0	65.4	5.5	1,521.7	–	1,838.9	310.1	3,670.7
Total capital	1,813.3	4,990.7	2,189.2	971.2	2,529.0	4,977.3	1,125.4	1,076.4	19,672.5	506.0	5,417.3	745.5	26,341.3
% of consolidated total capital	6.9%	18.9%	8.3%	3.7%	9.6%	18.9%	4.3%	4.1%	74.7%	1.9%	20.6%	2.8%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Includes investment in associate held for sale at December 31, 2020 of  $729.5. See note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

(3)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(4)
Included in insurance contract liabilities on the consolidated balance sheet.

(5)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary
Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2021 compared to December 31, 2020 were primarily due to the consolidation of Eurolife and Singapore Re, net unrealized appreciation of equity and equity-related holdings and the company’s investment in Digit compulsory convertible preferred shares, increased business volumes at the insurance and reinsurance operations, the sale of the company’s joint venture interest in RiverStone Barbados, the deconsolidation of Toys “R” Us Canada and Mosaic Capital, Fairfax India’s deconsolidation of Privi and initial public offerings by Farmers Edge and Boat Rocker.
Holding company cash and investments increased to $1,478.3 ($1,446.2 net of  $32.1 of holding company derivative obligations) at December 31, 2021 from $1,252.2 at December 31, 2020 ($1,229.4 net of  $22.8 of holding company derivative obligations). Significant cash movements at the holding company in 2021 are set out in the Financial Condition section of this MD&A under the heading “Liquidity”.
Insurance contract receivables increased by $1,067.1 to $6,883.2 at December 31, 2021 from $5,816.1 at December 31, 2020 primarily reflecting higher insurance and reinsurance premiums receivable due to increased business volumes and the normal lag in the associated premium collection (principally at Odyssey Group, Allied World, Brit and Northbridge).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $51,697.4 at December 31, 2021 ($51,576.6 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2020 of  $42,108.6 ($41,942.0 net of subsidiary derivative obligations). The increase of  $9,634.6 principally reflected the consolidation of the investment portfolios of Eurolife ($3,256.8) and Singapore Re ($316.9), net unrealized appreciation of preferred stocks (primarily a net unrealized gain of  $1,490.3 on the company’s investment in Digit compulsory convertible preferred shares), common stocks, long equity total return swap derivative contracts and convertible bonds, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $8,599.9, primarily reflecting the proceeds from net sales of short to mid-dated high quality corporate bonds and the consolidation of the cash and short term investments of Eurolife ($1,721.1).
Bonds (including bonds pledged for derivative obligations) decreased by $1,547.1, primarily reflecting net sales of short to mid-dated high quality corporate bonds, the exchange of certain debentures issued by Seaspan for newly issued Atlas preferred shares and the redemption of the remaining Seaspan debentures, partially offset by the consolidation of the bond portfolios of Eurolife ($1,217.2) and Singapore Re and net purchases of first mortgage loans ($826.9), U.S. treasury bonds and Canadian government bonds.
Common stocks increased by $892.1 primarily reflecting net unrealized appreciation and the consolidation of the common stock portfolio of Eurolife.
Investments in associates (including investment in associate held for sale), decreased by $335.6 primarily reflecting the sale of the company’s joint venture interest in RiverStone Barbados, the consolidation of Eurolife and Singapore Re (both previously equity accounted), recognition of distributions and dividends from associates and joint ventures, share of other comprehensive loss of associates (principally foreign currency losses) and a partial sale of the company’s investment in IIFL Finance (investment is still held by Fairfax India), partially offset by share of profit of associates ($402.0), the commencement of the equity method of accounting for Gulf Insurance, and the consolidation of Eurolife’s investments in associates ($152.6).
Derivatives and other invested assets, net of derivative obligations, increased by $224.6 primarily reflecting net unrealized gains on equity warrants, a monthly royalty receivable on future revenues from the sale of Toys “R” Us Canada, lower net payables to counterparties on foreign exchange contracts and net unrealized gains on investment property, partially offset by lower net receivables from counterparties on long equity total return swaps.
Recoverable from reinsurers increased by $1,557.3 to $12,090.5 at December 31, 2021 from $10,533.2 at December 31, 2020 primarily reflecting increased business volumes and catastrophe losses ceded to reinsurers, the fourth quarter 2021 reinsurance transaction at Brit and the consolidation of Singapore Re, partially offset by net favourable prior year reserve development ceded to reinsurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Deferred income tax assets decreased by $191.5 to $522.4 at December 31, 2021 from $713.9 at December 31, 2020 primarily reflecting the utilization of operating losses and timing differences in the U.S. due to pre-tax income, partially offset by the consolidation of Eurolife.
Goodwill and intangible assets decreased by $300.9 to $5,928.2 at December 31, 2021 from $6,229.1 at December 31, 2020 primarily reflecting the amortization of intangible assets and the deconsolidation of Toys “R” Us Canada, Privi (by Fairfax India), and Mosaic Capital, partially offset by the consolidation of Eurolife and intangible asset additions. The allocation by operating segment at December 31, 2021 of goodwill of  $3,084.8 and intangible assets of  $2,843.4 (December 31, 2020 – $3,126.3 and $3,102.8), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2021. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2021 and it was concluded that no significant impairments had occurred.
Other assets increased by $264.1 to $6,121.3 at December 31, 2021 from $5,857.2 at December 31, 2020 primarily reflecting the consolidation of Eurolife (principally assets associated with unit-linked insurance products), increases in receivables for securities sold but not yet settled and pension surplus at the insurance and reinsurance companies, and increases in inventories and other revenue receivables at the non-insurance companies as business rebounded with reduced COVID-19 related lockdown restrictions in 2021, partially offset by the deconsolidation of Toys “R” Us Canada, Privi (by Fairfax India) and Mosaic Capital, and amortization and disposals of premises and equipment and right-of-use assets at the non-insurance companies.
Accounts payable and accrued liabilities decreased by $10.7 to $4,985.4 at December 31, 2021 from $4,996.1 at December 31, 2020 primarily reflecting the deconsolidation of Toys “R” Us Canada, Privi (by Fairfax India) and Mosaic Capital, and decreases in lease liabilities (primarily reflecting payments made) and pension and post retirement liabilities, partially offset by the consolidation of Eurolife and increased income taxes payable.
Deferred income tax liabilities increased by $242.4 to $598.8 at December 31, 2021 from $356.4 at December 31, 2020 principally due to net unrealized gains on investments and the consolidation of Eurolife.
Insurance contract payables increased by $1,529.5 to $4,493.5 at December 31, 2021 from $2,964.0 at December 31, 2020 primarily reflecting an increase in premiums payable to reinsurers (primarily at Brit and Odyssey Group) due to an increase in premiums ceded and timing of associated payments and the consolidation of Eurolife (principally payables associated with unit-linked insurance products).
Provision for losses and loss adjustment expenses increased by $3,613.5 to $34,422.8 at December 31, 2021 from $30,809.3 at December 31, 2020 primarily reflecting increased business volumes (principally at Allied World, Odyssey Group, Northbridge and Crum & Forster), catastrophe losses, and the consolidation of Singapore Re and Eurolife General, partially offset by Run-off’s continued progress settling its claims liabilities, the impact of the strengthening of the U.S. dollar relative to the euro (principally at Odyssey Group, Brit and Allied World) and the Chilean peso, and net favourable prior year reserve development.
Non-controlling interests increased by $1,259.5 to $4,930.2 at December 31, 2021 from $3,670.7 at December 31, 2020 primarily reflecting other net changes in capitalization ($1,226.9, principally related to the sale of non-controlling interests in Odyssey Group and Brit) and non-controlling interests’ share of net earnings ($265.5), partially offset by dividends paid to non-controlling interests ($155.4) and non-controlling interests’ share of other comprehensive losses ($73.4). For further details refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.
Comparison of 2020 to 2019 – Total assets and liabilities increased to $74,054.0 and $56,526.7 at December 31, 2020 from $70,508.5 and $52,601.3 at December 31, 2019 primarily reflecting increased business volumes in the insurance and reinsurance companies, net gains on bonds where the net proceeds from sales and maturities of U.S. treasury and Canadian government bonds were reinvested into U.S treasury short term investments, the consolidation of Farmers Edge on July 1, 2020 and Horizon North on May 29, 2020, partially offset by the deconsolidation of Fairfax Africa on December 8, 2020 and European Run-off on March 31, 2020 (classified as held for sale at December 31, 2019). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021 for additional details.
Provision for Losses and Loss Adjustment Expenses
Since 1985, in order to ensure so far as possible that the company’s provision for losses and loss adjustment expenses (“LAE”) (often called “loss reserves” or “provision for claims”) is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and Life insurance and Run-off are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.
The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s gross provision for losses and loss adjustment expenses by segment and line of business at December 31:
2021
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Corporate and Other	Consolidated
Property	398.1	2,051.9	255.9	7.3	952.5	1,486.5	270.2	1,260.1	6,682.5	43.9	–	6,726.4
Casualty	1,972.2	5,119.8	3,837.8	1,034.2	3,464.5	7,730.2	215.1	773.9	24,147.7	1,375.6	–	25,523.3
Specialty	87.0	432.4	169.3	7.7	672.7	264.6	206.0	332.5	2,172.2	0.9	–	2,173.1
	2,457.3	7,604.1	4,263.0	1,049.2	5,089.7	9,481.3	691.3	2,366.5	33,002.4	1,420.4	–	34,422.8
Intercompany	7.4	238.6	9.5	3.5	41.0	66.8	1.8	313.6	682.2	916.2	(1,598.4)	–
Provision for losses and LAE	2,464.7	7,842.7	4,272.5	1,052.7	5,130.7	9,548.1	693.1	2,680.1	33,684.6	2,336.6	(1,598.4)	34,422.8
2020
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Corporate and Other	Consolidated
Property	305.8	1,873.4	243.5	6.0	755.6	1,294.0	105.3	1,192.5	5,776.1	77.6	–	5,853.7
Casualty	1,720.1	4,469.6	3,433.9	1,049.6	3,252.5	6,534.2	166.7	784.3	21,410.9	1,412.0	–	22,822.9
Specialty	73.9	398.0	159.3	6.9	726.1	275.7	148.5	342.8	2,131.2	1.5	–	2,132.7
	2,099.8	6,741.0	3,836.7	1,062.5	4,734.2	8,103.9	420.5	2,319.6	29,318.2	1,491.1	–	30,809.3
Intercompany	9.0	176.0	11.4	–	49.3	50.2	3.4	191.9	491.2	532.2	(1,023.4)	–
Provision for losses and LAE	2,108.8	6,917.0	3,848.1	1,062.5	4,783.5	8,154.1	423.9	2,511.5	29,809.4	2,023.3	(1,023.4)	30,809.3
In the ordinary course of carrying on business, the company’s insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2021 of  $6.6 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2021, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).
The provision for losses is established by the company’s insurance companies using the case method when claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.
As time passes, more information about claims becomes known and the provision for losses are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the “Reconciliation of Provision for Claims – Consolidated” table, a subsidiary’s provision for losses at December 31 in the year of acquisition is included in the line “Provision for claims of companies acquired during the year at December 31”, whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and in the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.
Aggregate net favourable reserve development for the years ended December 31 were comprised as shown in the following table:
	Favourable/(Unfavourable)
	2021	2020
Property and Casualty Insurance and Reinsurance
Northbridge	29.2	39.2
Odyssey Group	120.1	219.5
Crum & Forster	3.7	5.2
Zenith National	70.8	74.1
Brit	100.1	62.8
Allied World	(18.8)	5.1
Fairfax Asia(1)	17.5	18.5
Other(2)	26.1	30.5
	348.7	454.9
Run-off	(224.6)	(132.6)
Net favourable development	124.1	322.3

(1)
Excludes net favourable prior year reserve development of companies acquired in 2021 – Singapore Re ($4.0)

(2)
Excludes net favourable prior year reserve development of companies acquired in 2021 – Eurolife ($2.9)

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related effect on losses on claims, net for the years ended December 31 were as shown in the following table:
Reconciliation of Provision for Claims – Consolidated
	2021	2020
Provision for claims at January 1 – net	22,856.5	21,558.4
Foreign exchange effect	(236.8)	190.5
Losses on claims for claims occurring:
In the current year	10,756.5	9,520.0
In the prior years – net favourable development	(124.1)	(322.3)
Paid on claims during the year related to:
The current year	(2,380.6)	(2,540.4)
The prior years	(5,594.7)	(5,521.9)
Provision for claims of companies acquired and reinsurance transactions during the year, at December 31	210.0	–
Divestitures during the year	(12.3)	(27.8)
Provision for claims at December 31 before the undernoted	25,474.5	22,856.5
CTR Life	4.4	5.5
Provision for claims at December 31 – net	25,478.9	22,862.0
Reinsurers’ share of provision for claims at December 31	8,943.9	7,947.3
Provision for claims at December 31 – gross	34,422.8	30,809.3
The foreign exchange effect of change in provision for claims in 2021 primarily reflected the strengthening of the U.S. dollar relative to the euro (primarily at Odyssey Group, Brit and Allied World) and the Chilean, Argentinian and Colombian pesos, Polish zloty and South African rand. The company generally manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.
The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future which could be significantly different from the past due to many unknown factors.
Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2021 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit, Allied World, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Fairfax Latin America, Fairfax Central and Eastern Europe and Eurolife General), and Run-off’s reconciliation of provision for claims.
Asbestos, Pollution and Other Latent Hazards
The company’s insurance contract liabilities include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively “APO exposures”).
A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company’s exposure to asbestos losses are now under the management of Run-off. Considerable uncertainty surrounding these types of claims affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. Key legal principles governing coverage obligations remain unsettled in the courts, and legislation in various states has undermined the intent of the insurer and policyholder expressed in policy language. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly. As a result, the insurance industry confronts continuing litigation and uncertainty in its efforts to quantify asbestos exposures.
Mesothelioma and lung cancer claims comprise the majority of asbestos claims now being filed and litigated, and the number of mesothelioma cases has not tailed off as expected. The average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits, putting pressure on costs of defense. Furthermore, plaintiffs’ firms in the asbestos litigation continue to push for an increase in the settlement values and jury verdicts in asbestos cases involving malignancies. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. The company continues to implement strategies and initiatives to address these issues and will evaluate and adjust its asbestos reserves as necessary.
The company also faces claims exposure related to environmental pollution and other latent injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury claims have also arisen from insureds’ alleged responsibility for sports-related head trauma, sexual molestation, and opioid addiction. Potential exposure associated with sexual molestation claims has increased, driven by heightened awareness and investigation into past abuse, high profile claims, and legislation expanding alleged victims’ ability to sue, all of which have resulted in additional claims being reported to the company. The company also is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals (“PFCs”), as well as growing mass tort litigation involving claims of injury from pesticides and agricultural chemicals such as “Roundup,” Paraquat and chlorpyrifos. Coverage for lead paint manufacturers’ liability for large-scale abatement of lead paint that is being litigated in various appellate courts also presents potential exposure to the company. Moreover, the company continues to be presented with claims by companies seeking coverage for suits by women who claim bodily injury from exposure to talc, often alleged to have been contaminated with asbestos, as an ingredient of consumer products such as powders and cosmetics. Individual claimants number in the tens of thousands, and the future development of these claims and the degree of the company’s exposure to them are highly uncertain.
Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a

FAIRFAX FINANCIAL HOLDINGS LIMITED

sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.
Following is an analysis of the company’s gross and net loss and ALAE reserves from U.S. asbestos exposures for the years ended December 31:
	2021		2020
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,030.6	840.0	1,074.6	860.5
Asbestos losses and ALAE incurred during the year	199.1	151.6	161.0	121.2
Asbestos losses and ALAE paid during the year	(193.0)	(152.7)	(205.0)	(141.7)
Provision for asbestos claims and ALAE at December 31	1,036.7	838.9	1,030.6	840.0
To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to loss reserves beyond current estimates may emerge in future periods.
Recoverable from Reinsurers
The company’s insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.
Recoverable from reinsurers of  $12,090.5 on the consolidated balance sheet at December 31, 2021 consisted of future recoverable amounts from reinsurers on unpaid claims ($8,989.3), reinsurance receivable on paid losses ($1,019.9) and the unearned portion of premiums ceded to reinsurers ($2,260.0), net of provision for uncollectible balances ($178.7). Recoverables from reinsurers on unpaid claims increased by $1,017.6 to $8,989.3 at December 31, 2021 from $7,971.7 at December 31, 2020, primarily reflecting increased business volumes at most insurance and reinsurance companies, the fourth quarter 2021 reinsurance transaction at Brit and the consolidation of Singapore Re.
The following table presents the company’s top 10 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2021, which represented 61.7% (December 31, 2020 – 61.5%) of gross recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,558.0	1,298.7
Swiss Re	Swiss Reinsurance America Corporation	A+	1,262.2	1,212.5
Lloyd’s	Lloyd’s	A	1,189.9	1,084.1
AIG	New Hampshire Insurance Company	A	852.0	842.4
Everest	Everest Reinsurance (Bermuda), Ltd	A+	692.7	564.3
HDI	Hannover Rück SE	A+	490.5	485.3
Axis	Axis Reinsurance Company	A	450.8	439.4
Risk Management Agency	Federal Crop Insurance Corporation	NR	414.9	414.9
Sompo Holdings	Endurance Assurance Corporation	A+	343.4	339.4
Berkshire Hathaway	General Reinsurance Corporation	A++	317.9	317.4
Top 10 reinsurance groups			7,572.3	6,998.4
Other reinsurers			4,696.9	3,889.2
Gross recoverable from reinsurers			12,269.2	10,887.6
Provision for uncollectible reinsurance			(178.7)	(178.7)
Recoverable from reinsurers			12,090.5	10,708.9

(1)
Financial strength rating of principal reinsurer.

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents recoverable from reinsurers of  $12,090.5 at December 31, 2021 separately for the Property and Casualty Insurance and Reinsurance reporting segments and Life insurance and Run-off reporting segment, according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.
	Property and Casualty Insurance and Reinsurance			Life Insurance and Run-off			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	519.9	26.9	493.0	48.3	0.3	48.0	568.2	27.2	541.0
A+	5,688.4	486.1	5,202.3	217.5	8.3	209.2	5,905.9	494.4	5,411.5
A	3,778.1	220.9	3,557.2	121.7	6.4	115.3	3,899.8	227.3	3,672.5
A-	362.2	41.1	321.1	9.7	2.8	6.9	371.9	43.9	328.0
B++	47.8	3.7	44.1	3.0	0.9	2.1	50.8	4.6	46.2
B+	0.5	0.3	0.2	–	–	–	0.5	0.3	0.2
B or lower	20.2	0.1	20.1	–	–	–	20.2	0.1	20.1
Not rated	828.4	531.6	296.8	175.6	45.1	130.5	1,004.0	576.7	427.3
Pools and associations	443.7	7.1	436.6	4.2	–	4.2	447.9	7.1	440.8
	11,689.2	1,317.8	10,371.4	580.0	63.8	516.2	12,269.2	1,381.6	10,887.6
Provision for uncollectible reinsurance	(47.8)		(47.8)	(130.9)		(130.9)	(178.7)		(178.7)
Recoverable from reinsurers	11,641.4		10,323.6	449.1		385.3	12,090.5		10,708.9
To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,381.6 at December 31, 2021. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Substantially all of the provision for uncollectible reinsurance of  $178.7 at December 31, 2021 related to net unsecured reinsurance recoverable of  $493.8 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).
Credit risk associated with the company’s recoverable from reinsurers is discussed in note 24 (Financial Risk Management, under the heading “Credit Risk”) to the consolidated financial statements for the year ended December 31, 2021. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2021.
Consolidated net earnings included the pre-tax cost of ceded reinsurance of  $765.8 (2020 – $172.9), which is a supplementary financial measure used by the company to determine the cost or benefit of ceding business volume and insurance risk. The consolidated pre-tax impact of ceded reinsurance was comprised as follows, using amounts from note 9 (Reinsurance) to the consolidated financial statements for the year ended December 31, 2021: reinsurers’ share of premiums earned of  $5,228.8 (2020 – $3,910.1); commissions earned on reinsurers’ share of premiums earned of  $1,007.8 (2020 – $821.0); losses on claims ceded to reinsurers of  $3,479.0 (2020 – $2,842.3); and net provision for uncollectible reinsurance of  $23.8 (2020 – net recovery of uncollectible reinsurance of  $3.3).
Year ended December 31, 2021
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster(1)	Zenith National	Brit(2)	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Inter- company(1)	Consolidated
Reinsurers’ share of premiums earned	196.0	821.8	1,019.4	20.8	1,113.7	1,808.7	255.1	788.7	6,024.2	3.6	(799.0)	5,228.8
Pre-tax benefit (cost) of ceded reinsurance	24.7	(63.1)	(46.3)	(4.0)	(203.8)	(216.3)	(91.8)	(213.4)	(814.0)	62.5	(14.3)	(765.8)

(1)
Crum & Forster includes reinsurers’ share of premiums earned of  $358.1 related to the fourth quarter 2021 intercompany reinsurance transaction with Run-off as described in the Crum & Forster section of this MD&A.

(2)
Brit includes reinsurers’ share of premiums earned of  $344.1 and pre-tax benefit of ceded reinsurance of  $35.0 related to the fourth quarter 2021 reinsurance transaction as described in the Brit section of this MD&A.

Year ended December 31, 2020
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Inter- company	Consolidated
Reinsurers’ share of premiums earned	179.8	535.1	548.8	15.0	661.5	1,496.0	212.7	595.8	4,244.7	(11.3)	(323.3)	3,910.1
Pre-tax benefit (cost) of ceded reinsurance	(62.4)	146.4	94.8	(13.1)	(94.9)	(79.7)	(75.0)	(166.4)	(250.3)	124.4	(47.0)	(172.9)
Reinsurers’ share of premiums earned increased to $5,228.8 in 2021 from $3,910.1 in 2020, reflecting increases across all property and casualty insurance and reinsurance segments primarily due to higher business volumes and the fourth quarter 2021 reinsurance transaction at Brit.
Commissions earned on reinsurers’ share of premiums earned increased to $1,007.8 in 2021 from $821.0 in 2020 commensurate with the increase in reinsurers’ share of premiums earned.
Reinsurers’ share of losses on claims increased to $3,479.0 in 2021 from $2,842.3 in 2020, primarily reflecting the fourth quarter 2021 reinsurance transaction at Brit, an increase in reinsurer’s share of current period catastrophe losses and increases at Fairfax Latin America and Northbridge principally related to certain fronting arrangements, partially offset by a decrease in reinsurer’s share of current period COVID-19 losses (primarily at Brit and Bryte Insurance) and net favourable prior year reserve development ceded to reinsurers in 2021.
The use of reinsurance in 2021 decreased cash provided by operating activities by approximately $2,395 (2020 – $1,048) primarily reflecting the timing of premiums paid to reinsurers in each of 2021 and 2020 which was earlier than the collection of reinsurance on claims paid.

Investments
Hamblin Watsa Investment Counsel Ltd.
Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the insurance and reinsurance operations, Run-off and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.
Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.
Overview of Investment Performance
Investments at their year end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.
Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total investments(4)	Investments per share ($)(5)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
↕
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)	22,796.8	14,700.7	2,419.9	12,255.0	850.4	53,022.8	2,221.72

(1)
IFRS basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company’s investment in other funds with a carrying value of  $195.5 at December 31, 2021 (December 31, 2020 – $195.4, December 31, 2019 – $175.6, December 31, 2018 – $150.3, December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.

(4)
Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.

(5)
Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(6)
Increases primarily related to Allied World’s investment portfolio of  $7,918.8, which the company commenced consolidating on July 6, 2017.

(7)
Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

(8)
Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of  $3,256.8 and $316.9 respectively.

Investments per share increased by $572.48 to $2,221.72 at December 31, 2021 from $1,649.24 at December 31, 2020 primarily reflecting the factors that increased investments described under the heading “Components of Consolidated Balance Sheets” in this MD&A and the impact of the company’s net purchases of its common shares for treasury (for use in its share-based payment awards) and for cancellation (pursuant to normal course issuer bids and the completion of a substantial issuer bid by the company). The company’s common shares effectively outstanding decreased to 23,865,600 at December 31, 2021 from 26,176,506 at December 31, 2020. Since 1985, investments per share has compounded at a rate of 18.6% per year, including the impact of acquisitions.
Interest and Dividends
The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations and Run-off. Interest and dividends on holding company cash and investments was $11.8 in 2021 (2020 – $33.7) prior to giving effect to income earned on long equity total return swaps of  $12.8 (2020 – $22.1). Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.
		Interest and dividends
	Average	Pre-tax			After-tax
Year(1)	Investments at carrying value(2)	Amount(3)	Yield(4) (%)	Per share(5) ($)	Amount(3)	Yield(4) (%)	Per share(5) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021	48,097.1	640.8	1.33	23.34	471.0	0.98	17.15

(1)
IFRS basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.

(4)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(5)
Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.

(6)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

Interest and dividends decreased to $640.8 in 2021 from $769.2 in 2020, primarily reflecting lower interest income earned, principally due to a general decrease in sovereign bond yields, sales and maturities of U.S. treasury bonds throughout 2020 and net sales of U.S. corporate bonds during 2021, partially offset by higher interest income earned on first mortgage loans purchased during 2021 and increased dividend income from common stocks.
The company’s pre-tax interest and dividends yield of 1.33% in 2021 decreased from 1.87% in 2020 and the company’s after-tax interest and dividends yield of 0.98% in 2021 decreased from 1.38% in 2020. Prior to giving effect to the interest which accrued to reinsurers on funds withheld and income earned from long equity total return swaps, interest and dividends in 2021 of  $613.7 (2020 – $739.3) produced a pre-tax yield of 1.28% (2020 – 1.80%), with the year-over-year decrease primarily due to the factors described in the preceding paragraph (excluding the impact of total return swaps).
Interest and dividends by reporting segment in 2021 and 2020 were comprised as shown in the following tables:
Year ended December 31, 2021
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	3.0	1.4	1.7	0.1	4.7	2.4	7.0	7.2	27.5	(1.1)	0.4	–	26.8
Bonds	48.9	118.1	72.6	9.9	47.8	97.8	7.9	44.0	447.0	22.8	3.5	15.2	488.5
Derivatives and other invested assets	9.9	29.5	6.6	1.7	(0.3)	(1.8)	0.5	0.2	46.3	0.5	–	6.3	53.1
	61.8	149.0	80.9	11.7	52.2	98.4	15.4	51.4	520.8	22.2	3.9	21.5	568.4
Dividends:
Preferred stocks	1.8	5.6	2.8	0.6	0.4	1.3	0.1	0.7	13.3	0.3	–	0.5	14.1
Common stocks	13.0	8.7	3.5	2.2	4.9	16.3	5.2	5.6	59.4	7.5	28.5	(1.3)	94.1
	14.8	14.3	6.3	2.8	5.3	17.6	5.3	6.3	72.7	7.8	28.5	(0.8)	108.2
Investment expenses	(16.9)	(46.3)	(18.2)	(8.1)	(14.1)	(39.7)	(1.5)	(7.0)	(151.8)	(10.7)	(127.1)	253.8	(35.8)
Interest and dividends	59.7	117.0	69.0	6.4	43.4	76.3	19.2	50.7	441.7	19.3	(94.7)	274.5	640.8
Year ended December 31, 2020
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non- insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	8.8	21.5	10.1	0.7	11.9	15.5	5.7	11.6	85.8	4.6	1.9	11.8	104.1
Bonds	42.0	125.5	79.1	20.8	55.4	120.2	7.6	41.0	491.6	24.0	18.6	23.2	557.4
Derivatives and other invested assets	8.8	26.6	2.7	2.8	(0.2)	0.8	0.8	–	42.3	(0.1)	–	12.8	55.0
	59.6	173.6	91.9	24.3	67.1	136.5	14.1	52.6	619.7	28.5	20.5	47.8	716.5
Dividends:
Preferred stocks	1.2	0.8	0.4	0.3	0.4	1.1	–	0.1	4.3	–	–	–	4.3
Common stocks	6.7	7.8	1.8	1.5	3.0	19.2	7.1	3.6	50.7	4.9	17.2	0.7	73.5
	7.9	8.6	2.2	1.8	3.4	20.3	7.1	3.7	55.0	4.9	17.2	0.7	77.8
Investment expenses	(11.3)	(31.0)	(14.5)	(7.1)	(12.3)	(30.1)	(1.2)	(6.6)	(114.1)	(8.7)	9.4	88.3	(25.1)
Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	136.8	769.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of Profit (Loss) of Associates
Share of profit of associates of  $402.0 in 2021 compared to share of loss of associates of  $112.8 in 2020 principally reflected share of profit of Eurobank (compared to share of loss in 2020), share of profit of Resolute and Astarta (compared to share of loss in 2020, which included non-cash impairment charges), decreased share of loss of Quess (share of loss in 2020 included non-cash impairment charges) and share of profit of Gulf Insurance, partially offset by increased share of loss of EXCO.
Share of profit of associates in 2021 did not include any non-cash impairment charges compared to share of loss of associates in 2020 which included non-cash impairment charges of  $240.3, principally related to investments in Quess ($98.3), Resolute ($56.5), Atlas Mara ($35.0) and Astarta ($26.3).
Share of profit (loss) of associates by reporting segment in 2021 and 2020 were comprised as shown in the following tables:
Year ended December 31, 2021
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Gulf Insurance(1)	–	–	–	–	–	–	–	–	–	–	–	55.5	55.5
Digit	–	–	–	–	–	–	5.3	–	5.3	–	–	–	5.3
Other	–	–	(0.4)	(0.3)	1.7	–	6.4	(0.2)	7.2	1.0	–	3.6	11.8
	–	–	(0.4)	(0.3)	1.7	–	11.7	(0.2)	12.5	1.0	–	59.1	72.6
Non-insurance:
India
IIFL Finance	0.6	0.1	5.5	–	0.6	1.0	0.4	–	8.2	0.3	30.4	1.7	40.6
CSB Bank	–	–	–	–	–	–	–	–	–	–	27.6	–	27.6
IIFL Securities	0.2	–	1.9	–	0.2	0.4	0.2	–	2.9	0.1	10.4	0.6	14.0
Seven Islands	–	–	–	–	–	–	–	–	–	–	(0.5)	–	(0.5)
Quess	–	–	–	–	–	–	–	–	–	–	–	(1.4)	(1.4)
Sanmar	–	–	–	–	–	–	–	–	–	–	(2.4)	–	(2.4)
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	(45.8)	–	(45.8)
Other	–	–	–	–	–	–	–	–	–	–	0.5	–	0.5
	0.8	0.1	7.4	–	0.8	1.4	0.6	–	11.1	0.4	20.2	0.9	32.6
Real estate
KWF LPs	(4.2)	(3.4)	2.7	–	(0.5)	–	–	–	(5.4)	(3.6)	–	–	(9.0)
Other	–	(0.9)	–	–	(2.1)	–	–	–	(3.0)	2.2	0.6	(1.5)	(1.7)
	(4.2)	(4.3)	2.7	–	(2.6)	–	–	–	(8.4)	(1.4)	0.6	(1.5)	(10.7)
Other
Eurobank	0.4	59.7	17.8	–	12.2	19.5	–	18.3	127.9	1.1	–	33.3	162.3
Resolute	9.4	–	15.5	25.5	9.0	7.2	–	5.4	72.0	2.3	–	1.6	75.9
Atlas (formerly Seaspan)	–	31.5	6.1	2.4	4.8	19.3	–	1.0	65.1	3.6	–	0.8	69.5
Astarta	–	12.2	7.3	4.5	7.0	–	–	4.6	35.6	–	–	2.8	38.4
Peak Achievement	3.1	1.2	–	0.9	3.4	4.7	–	–	13.3	–	–	–	13.3
Helios Fairfax Partners Corporation	–	(0.2)	(0.2)	(0.1)	(0.2)	(0.4)	–	–	(1.1)	–	–	(0.1)	(1.2)
EXCO	(12.6)	(13.4)	(1.7)	(1.1)	(5.2)	–	–	(4.0)	(38.0)	(2.3)	–	(0.9)	(41.2)
Other	5.0	14.8	12.1	3.3	0.6	–	(0.1)	(1.6)	34.1	12.1	1.5	(57.2)	(9.5)
	5.3	105.8	56.9	35.4	31.6	50.3	(0.1)	23.7	308.9	16.8	1.5	(19.7)	307.5
	1.9	101.6	67.0	35.4	29.8	51.7	0.5	23.7	311.6	15.8	22.3	(20.3)	329.4
Share of profit of associates	1.9	101.6	66.6	35.1	31.5	51.7	12.2	23.5	324.1	16.8	22.3	38.8	402.0

Year ended December 31, 2020
	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non- insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados(2)	–	2.3	1.9	–	–	–	–	–	4.2	2.0	–	106.8	113.0
Digit	–	–	–	–	–	–	8.8	–	8.8	–	–	–	8.8
Eurolife	–	–	–	–	–	–	–	–	–	–	–	6.1	6.1
Other	–	(0.6)	(1.3)	(1.9)	2.0	–	5.5	–	3.7	(1.2)	–	(11.1)	(8.6)
	–	1.7	0.6	(1.9)	2.0	–	14.3	–	16.7	0.8	–	101.8	119.3
Non-insurance:
India
IIFL Finance	0.3	0.1	2.7	–	0.3	0.5	0.2	–	4.1	0.3	14.9	0.6	19.9
Seven Islands	–	–	–	–	–	–	–	–	–	–	17.8	–	17.8
CSB Bank	–	–	–	–	–	–	–	–	–	–	14.1	–	14.1
IIFL Securities	0.2	–	1.4	–	0.1	0.2	0.1	–	2.0	0.1	7.4	0.3	9.8
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	(30.5)	–	(30.5)
Sanmar	–	–	–	–	–	–	–	–	–	–	(48.6)	–	(48.6)
Quess(3)	–	–	(0.4)	–	–	(0.1)	–	–	(0.5)	(0.1)	(3.6)	(120.4)	(124.6)
Other	–	–	–	–	–	–	–	–	–	–	0.1	–	0.1
	0.5	0.1	3.7	–	0.4	0.6	0.3	–	5.6	0.3	(28.4)	(119.5)	(142.0)
Agriculture
Farmers Edge	(2.8)	–	(2.2)	(2.3)	(1.2)	(2.9)	–	(10.4)	(21.8)	–	–	–	(21.8)
Astarta(3)	–	(6.0)	(5.8)	(3.5)	(5.6)	–	–	(2.1)	(23.0)	(1.5)	–	(3.5)	(28.0)
	(2.8)	(6.0)	(8.0)	(5.8)	(6.8)	(2.9)	–	(12.5)	(44.8)	(1.5)	–	(3.5)	(49.8)
Real estate
KWF LPs	(5.2)	(7.5)	0.2	–	(0.6)	–	–	–	(13.1)	(4.8)	–	–	(17.9)
Other	–	0.3	–	–	0.7	(0.2)	–	–	0.8	–	–	(1.0)	(0.2)
	(5.2)	(7.2)	0.2	–	0.1	(0.2)	–	–	(12.3)	(4.8)	–	(1.0)	(18.1)
Other
Atlas (formerly Seaspan)	–	50.6	6.8	2.6	10.2	30.2	–	3.4	103.8	11.8	–	0.8	116.4
Peak Achievement	7.9	3.0	–	2.3	8.7	12.3	–	–	34.2	–	–	–	34.2
EXCO	(1.4)	(1.5)	(0.2)	(0.1)	(0.6)	–	–	(0.5)	(4.3)	(0.2)	–	(0.1)	(4.6)
Eurobank	–	(4.4)	(1.3)	–	(0.9)	(1.4)	–	(1.4)	(9.4)	–	–	(2.5)	(11.9)
APR Energy	–	(1.6)	(2.0)	(1.4)	(1.8)	(2.0)	–	(1.2)	(10.0)	(3.6)	–	–	(13.6)
Resolute(3)	(5.0)	–	(8.3)	1.1	(4.8)	(1.0)	–	(2.7)	(20.7)	(12.5)	–	(23.8)	(57.0)
Other(3)	3.0	(6.9)	(6.3)	(1.0)	0.1	–	–	(1.5)	(12.6)	(1.5)	(71.8)	0.2	(85.7)
	4.5	39.2	(11.3)	3.5	10.9	38.1	–	(3.9)	81.0	(6.0)	(71.8)	(25.4)	(22.2)
	(3.0)	26.1	(15.4)	(2.3)	4.6	35.6	0.3	(16.4)	29.5	(12.0)	(100.2)	(149.4)	(232.1)
Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	(112.8)
See note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021 for details of transactions described below:
(1)
On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados and subsequently commenced applying the equity method of accounting to its interest in Gulf Insurance pursuant to that arrangement.

(2)
On August 23, 2021 the company completed the sale of its joint venture interest in RiverStone Barbados, which was held for sale at December 31, 2020. On March 31, 2020 the company received a 60.0% joint venture interest with a fair value of  $605.0 in RiverStone Barbados pursuant to its contribution of European Run-off to RiverStone Barbados.

(3)
During 2020 the company recorded non-cash impairment charges on its investments in Quess ($98.3), Resolute ($56.5), Atlas Mara ($35.0) and Astarta ($26.3).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Gains (Losses) on Investments
Net gains on investments of  $3,445.1 in 2021 (2020 – $313.1) was comprised as shown in the following table:
	2021			2020
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)(1)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	483.4	850.0	1,333.4	238.3	(213.6)	24.7
Preferred stocks – convertible	0.7	2.1	2.8	–	4.4	4.4
Bonds – convertible	0.2	101.1	101.3	9.4	134.0	143.4
Disposition of non-insurance associates(2)(3)(4)	52.7	–	52.7	8.6	–	8.6
Deconsolidation of non-insurance subsidiaries(5)(6)	190.3	–	190.3	(78.5)	–	(78.5)
Other equity derivatives(7)(8)(9)	461.5	170.1	631.6	205.8	63.5	269.3
Long equity exposures	1,188.8	1,123.3	2,312.1	383.6	(11.7)	371.9
Short equity exposures(8)	–	–	–	(613.2)	84.6	(528.6)
Net equity exposure and financial effects	1,188.8	1,123.3	2,312.1	(229.6)	72.9	(156.7)
Bonds(10)	338.0	(624.6)	(286.6)	102.7	459.5	562.2
Preferred stocks	1.5	1,507.4	1,508.9	–	5.6	5.6
CPI-linked derivatives	(108.5)	113.8	5.3	(300.0)	286.1	(13.9)
U.S. treasury bond forward contracts	26.0	(0.3)	25.7	(103.0)	1.0	(102.0)
Other derivatives	(48.7)	67.5	18.8	(59.0)	26.1	(32.9)
Foreign currency	(64.5)	(28.6)	(93.1)	(65.7)	121.3	55.6
Disposition of insurance and reinsurance associate	3.7	–	3.7	–	–	–
Other	126.7	(176.4)	(49.7)	(14.5)	9.7	(4.8)
Net gains (losses) on investments	1,463.0	1,982.1	3,445.1	(669.1)	982.2	313.1
Net gains (losses) on bonds is comprised as follows:
Government bonds	2.7	(62.5)	(59.8)	97.5	(30.7)	66.8
U.S. states and municipalities	–	10.5	10.5	3.9	17.8	21.7
Corporate and other	335.3	(572.6)	(237.3)	1.3	472.4	473.7
	338.0	(624.6)	(286.6)	102.7	459.5	562.2
See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021 for details of 2021 transactions described below:
(1)
Amounts recorded in net realized gains (losses) in 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of Fairfax Africa on December 8, 2020 and European Run-off on March 31, 2020.

(2)
During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of  $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of  $42.0 in the consolidated statement of earnings.

(3)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of  $58.6 and recorded a net realized gain of $19.3.

(4)
On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction.

(5)
Principally comprised of the sale of Toys “R” Us Canada and Fairfax India’s sale of Privi.

(6)
On December 8, 2020 Fairfax Africa was deconsolidated and an equity accounted investment in Helios Fairfax Partners Corporation (“HFP”) was recognized, resulting in a net realized loss of  $61.5.

(7)
Other equity derivatives include long equity total return swaps, equity warrants and options.

(8)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(9)
Includes net gains of  $109.9 (excludes net foreign exchange losses) related to Asset Value Loan Notes (“AVLNs”) entered into with RiverStone Barbados.

(10)
Includes the derecognition of Seaspan debentures that were exchanged for Atlas preferred shares on June 11, 2021 and the redemption of the remaining Seaspan debentures on August 23, 2021.

Net equity exposure and financial effects:   Net equity exposure and financial effects excludes the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2021 the company’s net equity exposure produced net gains of  $2,312.1 (2020 – net losses of  $156.7). Net gains on long equity exposures of  $2,312.1 in 2021 were primarily comprised of net gains on common stocks ($1,333.4), long equity total return swaps ($407.5), equity warrants and options ($114.2) and convertible bonds ($101.3).
The company has held short equity total return swaps for investment purposes from time to time, but as of December 31, 2020 no longer held any positions. The company’s short equity exposures produced net losses in 2020 of  $528.6. During 2020 the company closed out the remaining $898.4 notional amount of short equity total return swaps and recognized net losses on investments of  $528.6 (realized losses of  $703.9, of which $175.3 was recognized as unrealized losses in prior years).
Bonds:   Net losses on bonds in 2021 of  $286.6 were primarily comprised of net losses on corporate and other bonds ($237.3, principally related to U.S. and other corporate bonds) and U.S. treasury bonds ($13.6), partially offset by net gains on U.S. state and municipal bonds ($10.5). Net gains on bonds in 2020 of  $562.2 were primarily comprised of net gains on corporate and other bonds ($473.7), India government bonds ($22.9), U.S. state and municipal bonds ($21.7) and U.S. treasury bonds ($18.5).
To economically hedge its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2021 of  $1,691.3 (December 31, 2020 – $330.8). These contracts have an average term to maturity of less than six months, and may be renewed at market rates. During 2021 the company recorded net gains of  $25.7 (2020 – net losses of  $102.0) on its U.S. treasury bond forward contracts.
Preferred stocks:   Net gains on preferred stocks in 2021 of  $1,508.9 primarily related to a net unrealized gain of $1,490.3 on the company’s investment in Digit compulsory convertible preferred shares as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2021.
Foreign currency:   Net losses on foreign currency in 2021 of  $93.1 primarily reflected foreign currency net losses on investing activities of  $122.3 (primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies) and net losses on foreign currency contracts of  $12.0, partially offset by net gains on underwriting activities of  $41.2. Net gains on foreign currency in 2020 of  $55.6 primarily related to foreign currency net gains on investing activities of  $105.4 (primarily related to euro and Canadian dollar denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar weakened relative to those currencies), partially offset by net losses on foreign currency contracts of  $33.0 and underwriting activities of  $16.8.
Total Return on the Investment Portfolio
The following table presents the performance of the investment portfolio since the company’s inception in 1985. For the years 1986 to 2006, total return on average investments, a supplementary financial measure, included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2021 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year(1)	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)	Change in unrealized gains (losses)	Net gains (losses) recorded in:		Share of profit (loss) of associates	Total return on average investments
					Consolidated statement of earnings(3)	Other comprehensive income (loss)
									(%)
1986	46.3	3.4	0.7	(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1	(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5	9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4	(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0	(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)	24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8	(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6	22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6	(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5	32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3	82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3	(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3	(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8	(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1	584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0	194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0	263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1	142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7	73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4(4)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–	–	1,639.5	304.5	–	2,705.0	15.1
2008	19,468.8	626.4	–	–	2,718.6	(426.7)	–	2,918.3	15.0
2009	20,604.2	712.7	–	–	904.3(4)	1,076.7	–	2,693.7	13.1
2010	22,270.2	711.5	–	–	28.7	–	46.0	786.2	3.5
2011	23,787.5	705.3	–	–	737.7	–	1.8	1,444.8	6.1
2012	25,185.2	409.3	–	–	639.4	–	15.0	1,063.7	4.2
2013	25,454.7	376.9	–	–	(1,579.8)	–	96.7	(1,106.2)	(4.3)
2014	25,527.2	403.8	–	–	1,682.7	–	105.7	2,192.2	8.6
2015	27,604.4	512.2	–	–	(341.3)	–	172.9	343.8	1.2
2016	28,723.4	555.2	–	–	(1,223.3)	–	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	–	–	1,542.4(5)	–	200.5	2,301.9	6.8
2018	39,048.0	783.5	–	–	221.3	–	221.1	1,225.9	3.1
2019(6)	40,109.3	880.2	–	–	1,710.6	–	169.6	2,760.4	6.9
2020	41,088.0	769.2	–	–	329.9	–	(112.8)	986.3	2.4
2021	48,097.1	640.8	–	–	3,403.9	–	402.0	4,446.7	9.2
Cumulative from inception		14,078.7	3,887.8		12,414.6		1,342.7	32,987.8	7.9(7)

(1)
IFRS basis for 2010 to 2021; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements.

(4)
Excludes gains on the company’s secondary offerings of certain insurance and reinsurance subsidiaries (2004 – $40.1; 2006 – $69.7), losses on repurchase of long term debt at premiums to par (2004 – $27.0; 2006 – $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 – $8.1 loss; 2009 – $25.9 gain).

(5)
Excludes the gain of  $1,018.6 on the company’s sale of First Capital during 2017.

(6)
Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.

(7)
Simple average of the total return on average investments for each of the 36 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $17,361.1 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2021, total return on average investments has averaged 7.9%.
The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.
Bonds
Credit Risk
At December 31, 2021, 65.1% (December 31, 2020 – 80.3%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 39.1% (December 31, 2020 – 27.0%) rated AA or better (primarily consisting of government bonds). At December 31, 2021 the fixed income portfolio included the company’s investments in first mortgage loans of  $1,659.4 (December 31, 2020 – $775.4) secured by real estate predominantly in the U.S., Europe and Canada, primarily with loan-to-value ratios of approximately 60%, reducing the company’s credit risk exposure related to these investments. Refer to note 24 (Financial Risk Management, under the heading “Investments in Debt Instruments”) to the consolidated financial statements for the year ended December 31, 2021 for a discussion of the company’s exposure to the credit risk in its fixed income portfolio.
Interest Rate Risk
Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $224.3 and $418.4 respectively (2020 – $335.2 and $624.5).
The company’s exposure to interest rate risk decreased during 2021 primarily reflecting net sales of short to mid-dated high quality corporate bonds of  $4,867.1, partially offset by the consolidation of the bond portfolios of Eurolife. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2021 of  $1,691.3 (December 31, 2020 – $330.8). These contracts have an average term to maturity of less than six months and may be renewed at market rates.
The company’s exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.
Common Stocks
The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.
During 2021 the company’s equity and equity-related exposure increased, primarily reflecting net unrealized appreciation on common stock positions, the consolidation of the common stock portfolio of Eurolife, share of profit of associates, partially offset by a decrease in the notional amount of long equity total return swaps on individual equities for investment purposes.
The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2021 would potentially decrease the company’s net earnings by $770.6 and $1,538.8 (December 31, 2020 –  by $611.6 and $1,228.8). The company’s net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.
The company’s holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2021 and 2020 are summarized by the issuer’s primary industry in the table below.
	December 31, 2021(1)(2)	December 31, 2020(1)(2)
Financials and investment funds	7,096.1	6,266.1
Commercial and industrial	3,151.1	3,095.6
Consumer products and other	2,177.7	2,501.2
	12,424.9	11,862.9

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2021 of  $195.5 (December 31, 2020 – $195.4).

(2)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company’s top 10 holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2021 and 2020 are summarized by the issuer’s country of domicile in the table below.
	December 31, 2021(1)(2)	December 31, 2020(1)(2)
Canada(3)	4,089.1	2,910.6
India(4)	2,386.9	2,487.9
United States	2,027.5	2,977.6
Greece	1,468.1	1,185.0
United Kingdom	373.2	143.9
Egypt	343.4	290.7
Singapore	285.7	191.2
Netherlands	173.0	486.5
China	165.6	157.5
Thailand	104.4	42.1
All other	1,008.0	989.9
	12,424.9	11,862.9

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2021 of  $195.5 (December 31, 2020 – $195.4).

(2)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

(3)
The year-over-year increase primarily reflects net unrealized appreciation on common stock positions.

(4)
Principally held by Fairfax India, in which the company has a 30.1% economic ownership interest and the remaining 69.9% is held by non-controlling interests.

Derivatives and Derivative Counterparties
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2021 was estimated to be $37.6 (December 31, 2020 – $83.4).
Refer to note 24 (Financial Risk Management, under the heading “Credit Risk – Counterparties to Derivative Contracts”) to the consolidated financial statements for the year ended December 31, 2021 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.

Float
Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance and reinsurance contract liabilities (comprised of provision for losses and loss adjustment expenses and provision for unearned premiums) and insurance contract payables, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss) as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual benefit (cost) in years where the company has an underwriting profit (loss).
The following table presents the accumulated float and the cost (benefit) of generating that float for the company’s property and casualty insurance and reinsurance operations. The average float increased by 12.2% in 2021 to $24,320.9, at no cost.
Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
↕
2017	(641.5)	17,200.9	3.8%	2.3%
2018	318.3	20,009.6	(1.6)%	2.4%
2019	394.5	20,149.6	(2.0)%	1.8%
2020	309.0	21,668.1	(1.4)%	1.2%
2021	801.2	24,320.9	(3.3)%	1.9%
Weighted average since inception			(0.2)%	3.1%
Fairfax’s weighted average net benefit of float since inception:			(3.3)%

(1)
IFRS basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Underwriting profit of the insurance and reinsurance subsidiaries for 2021 and 2020 is presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.

The table above presents the company’s weighted average benefit of float of 0.2% since inception, which means that float has not cost the company anything but instead has been a net benefit (in years of profitable underwriting the company is effectively able to borrow at no cost) compared to the cost of borrowing implied by the average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 3.3%. The company’s long term goal is to increase float at no cost, by achieving combined ratios consistently below 100%, and to invest that float for positive returns.
Year-end float for the most recent five years was comprised as follows:
	Property and Casualty Insurance and Reinsurance
Year	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)	Total
2017	1,786.2	4,531.0	2,888.7	1,236.6	3,079.5	5,459.1	240.6	1,129.5	20,351.2	2,573.1	22,924.3
2018	1,694.1	4,670.3	2,887.6	1,200.4	2,792.3	5,082.5	242.4	1,098.4	19,668.0	3,050.1	22,718.1
2019	1,869.0	5,100.5	3,032.8	1,141.6	3,043.0	5,115.9	253.1	1,075.2	20,631.1	1,747.4	22,378.5
2020	2,082.0	5,858.0	3,288.1	1,145.8	3,231.9	5,744.3	252.2	1,102.7	22,705.0	1,572.8	24,277.8
2021	2,480.3	6,770.5	3,442.5	1,105.3	3,574.4	6,917.2	420.6	1,226.0	25,936.8	1,900.1	27,836.9

(1)
Run-off from the Life insurance and Run-off reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2021 the company’s consolidated float increased by $3,559.1 to $27,836.9, at no cost to the company, primarily reflecting increased business volumes at all of the company’s property and casualty insurance and reinsurance reporting segments (principally from Allied World, Odyssey Group, Northbridge and Brit). The increased float primarily resulted from increases in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by increased reinsurance recoverables (reflecting the fourth quarter 2021 reinsurance transaction at Brit and the consolidation of Singapore Re) and insurance contract receivables. The company’s consolidated float also increased as a result of Run-off’s increases in the provision for losses and loss adjustment expenses, principally due to net adverse prior year reserve development on asbestos, pollution and other hazards reserves, partially offset by Run-off’s continued progress settling its claims liabilities.
Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements. Float as presented above was calculated using amounts on the consolidated balance sheets, excluding Eurolife’s life operations, at December 31 as follows:
	December 31, 2021			December 31, 2020
	As presented above	Eurolife	Consolidated	Consolidated
Insurance contract payables	3,858.5	635.0	4,493.5	2,964.0
Insurance contract liabilities	44,860.5	2,486.0	47,346.5	39,206.8
Insurance contract receivables	(6,875.2)	(8.0)	(6,883.2)	(5,816.1)
Deferred premium acquisition costs	(1,920.3)	(3.8)	(1,924.1)	(1,543.7)
Recoverable from reinsurers	(12,086.6)	(3.9)	(12,090.5)	(10,533.2)
	27,836.9	3,105.3	30,942.2	24,277.8
Financial Condition
Capital Resources and Management
The company’s total capital increased to $29,068.3 at December 31, 2021 from $26,341.3 at December 31, 2020. In addition, the company’s property and casualty insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 24 (Financial Risk Management, under the heading of  “Capital Management”) to the consolidated financial statements for the year ended December 31, 2021.
A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:
	Net premiums written to statutory surplus
	2021	2020
Property and Casualty Insurance and Reinsurance
Northbridge	1.2	1.3
Odyssey Group	0.9	0.8
Crum & Forster	1.5	1.7
Zenith National	1.0	1.2
Brit	1.0	1.1
Allied World(1)	0.8	0.7
Fairfax Asia(2)	0.4	0.4
Other	1.2	1.1
Industry
Canadian insurance industry	1.1	1.3
U.S. insurance industry	0.7	0.7

(1)
Allied World’s ratios use its U.S. GAAP equity of  $4,794.8 and $4,377.4 at December 31, 2021 and 2020.

(2)
Total equity excludes certain holding company investments.

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2021 were as follows:
	A.M. Best	Standard & Poor’s	Moody’s	DBRS
Issuer Credit Ratings
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Northbridge Financial Corporation(1)	A	A-	A3	A
Odyssey Group Holdings, Inc.(1)	A	A-	A2	–
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Brit Limited(2)	A	A+	–	–
Allied World Assurance Company Holdings, Ltd(1)	A	A-	A2	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Singapore Reinsurance Corporation Limited	A-	–	–	–
Wentworth Insurance Company Ltd.	A	–	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–

(1)
Financial strength ratings apply to the operating companies.

(2)
Brit’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s.

During 2021 Moody’s upgraded the financial strength ratings of Allied World’s operating companies to “A2” from “A3”. There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2021 compared to December 31, 2020.
Book Value Per Basic Share
Common shareholders’ equity at December 31, 2021 of  $15,049.6 or $630.60 per basic share compared to $12,521.1 or $478.33 per basic share at December 31, 2020, representing an increase per basic share in 2021 of 31.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2021; an increase of 34.2% adjusted to include that dividend).
The increase in book value per basic share was primarily due to net earnings attributable to shareholders of Fairfax of  $3,401.1 and lower number of common shares effectively outstanding, partially offset by the payment in the first quarter of 2021 of the annual common share dividend of  $272.1. During 2021 the number of basic shares decreased primarily as a result of net purchases of 2,137,923 subordinate voting shares for cancellation which included 2,000,000 subordinate voting shares purchased as part of a $1.0 billion substantial issuer bid completed on December 29, 2021 at $500.00 per share and net purchases of 172,983 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At December 31, 2021 there were 23,865,600 common shares effectively outstanding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has issued common shares and purchased common shares for cancellation in the most recent five years as follows:
Year	Number of subordinate voting shares	Average issue/purchase price per share(1)	Net proceeds/ (purchase cost)
2017 – issuance of shares(2)	5,084,961	$431.94	2,196.4
2017 – purchase of shares(3)	(184,367)	$521.79	(96.2)
2018 – purchase of shares(3)	(187,476)	$494.46	(92.7)
2019 – purchase of shares(3)	(249,361)	$473.21	(118.0)
2020 – purchase of shares(3)	(343,871)	$293.42	(100.9)
2021 – purchase of shares(4)	(2,137,923)	$494.92	(1,058.1)

(1)
The company calculates average issue price per share as aggregate net proceeds divided by the total number of subordinate voting shares issued, and average purchase price per share as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation. Both measures are calculated for annual periods using amounts presented in the consolidated financial statements.

(2)
Subordinate voting share issuance primarily related to the acquisition of Allied World in 2017.

(3)
Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids.

(4)
Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company’s normal course issuer bids 137,923 shares.

As described in note 5 (Cash and Investments) and note 6 (Investment in Associates) to the consolidated financial statements for the year ended December 31, 2021, during 2021 the company recorded a net unrealized gain of $1,490.3 on its investment in Digit compulsorily convertible preference shares, representing on an after-tax basis a benefit to book value per basic share of  $53.21. The company anticipates recording additional gains of approximately $400 upon consolidating its investment in Digit, which is subject to regulatory approvals permitting the company to increase its 49.0% equity interest in Digit to a control position.
Excess (deficiency) of fair value over carrying value
The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2021 was $346.4 (December 31, 2020 – pre-tax deficiency of  $662.6).

	December 31, 2021			December 31, 2020
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates(1):
Eurobank	1,210.3	1,298.5	(88.2)	799.9	1,166.3	(366.4)
Atlas	1,285.8	922.1	363.7	978.9	900.1	78.8
Quess	514.1	492.1	22.0	356.4	542.7	(186.3)
All other	1,531.7	1,404.3	127.4	1,169.4	1,154.0	15.4
	4,541.9	4,117.0	424.9	3,304.6	3,763.1	(458.5)
Non-insurance companies(2):
Restaurants and other(3)	731.8	906.2	(174.4)	454.2	601.3	(147.1)
Fairfax India	535.0	444.1	90.9	402.4	405.0	(2.6)
Thomas Cook India	259.0	254.0	5.0	160.0	214.4	(54.4)
	1,525.8	1,604.3	(78.5)	1,016.6	1,220.7	(204.1)
	6,067.7	5,721.3	346.4	4,321.2	4,983.8	(662.6)

(1)
The fair values and carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2021, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.

(2)
The fair values of the company’s investments in market traded non-insurance companies – Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge – are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2021, less the subsidiary’s non-controlling interests as presented in note 11 (Total Equity) to those consolidated financial statements. Thomas Cook India’s fair value and carrying value include preferred shares held by the company that are eliminated on consolidation. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.

(3)
Comprised of Recipe, Dexterra Group, Boat Rocker and Farmers Edge. Boat Rocker and Farmers Edge were included commencing in 2021 upon completion of their respective initial public offerings.

Normal course issuer bid
Following the expiry on September 29, 2021 of its then current normal course issuer bid, on September 30, 2021 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2022, to acquire up to 2,602,760 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.
The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Liquidity
The following table presents major components of cash flows for the years ended December 31:
	2021	2020
Operating activities
Cash provided by operating activities before net purchases of investments classified at FVTPL	4,026.6	2,476.0
Net (purchases) sales of investments classified at FVTPL	2,614.4	(2,336.2)
Investing activities
Purchases of investments in associates	(175.4)	(29.8)
Sales of investments in associates	809.2	139.8
Purchases of subsidiaries, net of cash acquired	1,259.5	–
Proceeds from sale of insurance subsidiaries, net of cash divested	85.4	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	186.8	(97.4)
Net purchases of premises and equipment and intangible assets	(353.9)	(273.3)
Net (purchases) sales of investment property	27.0	(7.8)
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	1,250.0	645.0
Repayments of borrowings – holding company and insurance and reinsurance companies	(932.9)	(0.3)
Net borrowings from (repayments to) holding company revolving credit facility	(700.0)	700.0
Net repayments to other revolving credit facilities – holding company and insurance and reinsurance companies	(84.3)	(10.0)
Net proceeds from borrowings – non-insurance companies	499.1	107.8
Repayments of borrowings – non-insurance companies	(593.9)	(82.5)
Net borrowings from (repayments to) revolving credit facilities and short term loans – non-insurance companies	(262.0)	60.5
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	(64.6)	(61.9)
Principal payments on lease liabilities – non-insurance companies	(162.8)	(164.6)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(132.6)	(137.9)
Purchases of subordinate voting shares for cancellation	(1,058.1)	(100.9)
Issuances of subsidiary shares to non-controlling interests	1,603.2	218.2
Purchases of subsidiary shares from non-controlling interests	(233.0)	(251.2)
Sales of subsidiary common shares to non-controlling interests	174.8	–
Common and preferred share dividends paid	(316.6)	(319.7)
Dividends paid to non-controlling interests	(175.6)	(165.6)
Increase in cash and cash equivalents during the year	7,290.3	529.9
For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

Operating activities for the years ended December 31, 2021 and 2020
Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $4,026.6 in 2021 from $2,476.0 in 2020, principally reflecting higher net premium collections, partially offset by higher net paid losses and higher income taxes paid. Refer to the consolidated statements of cash flows and to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2021 for details of operating activities, including net purchases of investments classified at FVTPL.
Investing activities for the year ended December 31, 2021
Purchases of investments in associates of  $175.4 primarily related to increased investments in Gulf Insurance, HFP and a Fairfax India associate.
Sales of investments in associates of  $809.2 primarily related to the sale of the joint venture interest in RiverStone Barbados, a partial sale of the investment in IIFL Finance, and dividends and distributions received from associates and joint ventures.
Purchases of subsidiaries, net of cash acquired of  $1,259.5 primarily reflected the acquisition of OMERS’ joint venture interest in Eurolife for cash consideration of  $142.7, net of Eurolife’s cash balance of  $1,433.3, and an additional investment in Singapore Re.
Proceeds from sale of insurance subsidiary, net of cash divested of  $85.4 primarily reflected Allied World’s sale of its majority interest in Vault Insurance.
Proceeds from sale of non-insurance subsidiary of  $186.8 primarily reflected Fairfax India’s sale of its 48.8% equity interest in Privi.
Investing activities for the year ended December 31, 2020
Sales of investments in associates of  $139.8 primarily reflected the sale of Davos Brands and distributions received from associates and joint ventures.
Proceeds from sale of insurance subsidiary, net of cash divested of  $221.7 reflected the contribution of European Run-off to RiverStone Barbados.
Cash divested on deconsolidation of non-insurance subsidiary of  $97.4 primarily reflected the deconsolidation of Fairfax Africa.
Financing activities for the year ended December 31, 2021
Net proceeds from borrowings – holding company and insurance and reinsurance companies of  $1,250.0 principally reflected net proceeds from issuances of  $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes and $600.0 principal amount of 3.375% unsecured senior notes, both due 2031.
Repayments – holding company and insurance and reinsurance companies of  $932.9 primarily reflected the holding company’s use of the net proceeds from its $671.6 (Cdn$850.0) unsecured senior notes to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 (which incurred an aggregate loss on redemption of $45.7), Odyssey Group’s redemption of  $90.0 principal amount of its unsecured senior notes upon maturity, the holding company’s redemption of its $85.0 principal amount of 4.142% unsecured senior notes due 2024, and Crum & Forster’s redemption of  $41.4 principal amount of First Mercury trust preferred securities.
Net repayments on the holding company revolving credit facility of  $700.0 reflected the full repayment of the draw in 2020.
Net proceeds from borrowings – non-insurance companies of  $499.1 primarily reflected net proceeds from Fairfax India’s issuance of  $500.0 principal amount of 5.00% unsecured senior notes due 2028.
Repayments – non-insurance companies of  $593.9 primarily reflected Fairfax India’s repayment of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.
Net repayments to revolving credit facilities and short term loans – non-insurance companies of  $262.0 primarily reflected repayments by Boat Rocker upon completion of its initial public offering, and Sporting Life, Recipe and AGT’s partial repayments of their revolving credit facilities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Purchases of subordinate voting shares for cancellation of  $1,058.1 principally related to 2,000,000 subordinate voting shares purchased for cancellation through a $1.0 billion substantial issuer bid completed on December 29, 2021 at $500.00 per share.
Issuances of subsidiary shares to non-controlling interests of  $1,603.2 primarily reflected the sale of non-controlling interests in Odyssey Group and Brit, and initial public offerings by Farmers Edge and Boat Rocker.
Purchases of subsidiary shares from non-controlling interests of  $233.0 primarily reflected purchases of common shares under a substantial issuer bid by Fairfax India.
Sales of subsidiary shares to non-controlling interests of  $174.8 principally reflected Fairfax India’s sale of an 11.5% equity interest in Anchorage.
Dividends paid to non-controlling interests of  $175.6 primarily reflected dividends paid by Allied World to its minority shareholders.
Financing activities for the year ended December 31, 2020
Net proceeds from borrowings – holding company and insurance and reinsurance companies of  $645.0 reflected net proceeds from the issuance of  $650.0 principal amount of 4.625% unsecured senior notes due 2030.
Net borrowings from holding company revolving credit facility of  $700.0 reflected the company’s draw on its credit facility as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment.
Borrowings – non-insurance companies of  $107.8 primarily reflected the net proceeds received from borrowings by Fairfax India’s subsidiaries NCML and Privi, and Fairfax Africa’s subsidiary CIG (deconsolidated on December 8, 2020).
Issuances of subsidiary shares to non-controlling interests of  $218.2 primarily reflected a third party’s investment in Brit’s newly formed subsidiary Ki Insurance and Eurolife’s investment in a Fairfax consolidated internal investment fund.
Purchases of subsidiary shares from non-controlling interests of  $251.2 primarily reflected the acquisition of the remaining shares held by Brit’s minority shareholder and purchases of common shares made under normal course issuer bids by Fairfax India.
Dividends paid to non-controlling interests of  $165.6 primarily reflected dividends paid by Allied World and Brit to their minority shareholders.
Holding Company
Holding company cash and investments at December 31, 2021 was $1,478.3 ($1,446.2 net of  $32.1 of holding company derivative obligations) compared to $1,252.2 ($1,229.4 net of  $22.8 of holding company derivative obligations) at December 31, 2020.
Significant cash and investment inflows at the holding company during 2021 included net proceeds from issuances of unsecured senior notes, the sale of non-controlling interests in Odyssey Group and Brit, and the sale of the joint venture interest in RiverStone Barbados, all as described above, in addition to net cash received of  $262.7 in connection with long equity total return swap derivative contracts and dividends received from the insurance and reinsurance companies of  $429.5 (principally from Odyssey Group ($200.0), Northbridge ($121.1) and Eurolife ($76.0)).
Significant cash and investment outflows at the holding company during 2021 included redemptions of unsecured senior notes, additional investments in Eurolife and Singapore Re, payment of common and preferred share dividends, purchases of subordinate voting shares for treasury (for use in the company’s share-based payment awards) and for cancellation (including a substantial issuer bid), all as described above, in addition to capital contributions of  $171.6 provided to the insurance and reinsurance subsidiaries.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees and disbursements for corporate overhead expenses and interest paid on borrowings. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2021 of  $1,446.2 provides adequate liquidity to meet the holding company’s known commitments in 2022. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.
The holding company’s known significant commitments for 2022 consist of payment of a common share dividend of  $249.9 ($10.00 per common share, paid in January 2022), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities. The company may also in 2022 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets. Additionally, pursuant to the sale of RiverStone Barbados, the company has guaranteed the value of approximately $1.1 billion of certain securities held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative asset of $103.8 at December 31, 2021).
During 2021 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $8,599.9 primarily reflecting the proceeds from net sales of short to mid-dated high quality corporate bonds and the consolidation of the cash and short term investments of Eurolife ($1,721.1).
Insurance and reinsurance
The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2021 the insurance and reinsurance subsidiaries received net cash of  $176.9 in connection with long equity total return swaps (2020 – paid net cash of  $628.6 in connection with long and short equity total return swaps), excluding the impact of collateral requirements.
Non-insurance companies
The non-insurance companies have principal repayments coming due in 2022 of  $584.4, primarily related to AGT’s credit facilities. Subsequent to December 31, 2021, AGT extended the maturity of its senior credit facility of Cdn$625.0 to March 17, 2023. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.
Contractual Obligations
For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 24 (Financial Risk Management, under the heading “Liquidity Risk”) to the consolidated financial statements for the year ended December 31, 2021.
Contingencies and Commitments
For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2021.
Accounting and Disclosure Matters
Management’s Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2021, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2021, the company’s disclosure controls and procedures were effective.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Report on Internal Control Over Financial Reporting
The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2021. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, except as described below under “Limitation on scope of design and evaluation of internal control over financial reporting”, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2021, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.
Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On July 14, 2021 the company acquired a controlling interest in Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) and commenced consolidating the assets, liabilities and results of operations of Eurolife in its financial reporting. Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of Eurolife, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2021. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Eurolife represented approximately 0.6% of the company’s consolidated income for the year ended December 31, 2021 and represented approximately 4.7% and 5.4% of the company’s consolidated assets and liabilities respectively as at December 31, 2021. The table that follows presents a summary of financial information for Eurolife.

For the period July 14, 2021 to December 31, 2021
Income	150.1
Net earnings	1.3
As at December 31, 2021
Assets
Insurance contract receivables	12.6
Portfolio investments(1)	3,283.2
Deferred premium acquisition costs	7.8
Recoverable from reinsurers	20.0
Deferred income tax assets	30.3
Goodwill and intangible assets	43.1
Other assets	695.6
4,092.6
Liabilities
Accounts payable and accrued liabilities(2)	181.7
Insurance contract payables	644.3
Insurance contract liabilities	2,595.0
Deferred income tax liabilities	82.1
3,503.1
Equity	589.5
4,092.6

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Includes a redemption liability of  $108.4 on non-controlling interests as the company’s associate Eurobank may put its 20.0% equity interest in Eurolife to the company commencing in 2024 at the then fair value of that interest.

Critical Accounting Estimates and Judgments
Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2021.
Significant Accounting Policy Changes
For a detailed description of the company’s accounting policies and changes thereto during 2021, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2021.
Future Accounting Changes
New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2021. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where otherwise specified.
IFRS 17 Insurance Contracts (“IFRS 17”)
On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Of the three measurement approaches permitted by IFRS 17, the simplified premium allocation approach for short-duration contracts and the general measurement model are expected to be applicable for substantially all of the company’s insurance and reinsurance contracts. The need for current estimates of cash flows, discount rates at each reporting period and additional disclosures in the consolidated financial statements will significantly increase operational complexity and the effort required for the company’s consolidated financial reporting. The company has therefore committed considerable time and resources to this project.
The adoption of IFRS 17 will be a significant change to the accounting and reporting process for the insurance industry. The company’s IFRS 17 transition project has dedicated internal and external resources to implement this standard, which includes managing the associated operational and business risks. This standard may increase operational risk as it requires more expansive data sets and introduces complex estimation techniques, computational requirements and disclosures, which entails extensive changes to various actuarial and financial reporting processes, tools and systems. The standard may also create additional volatility in the company’s consolidated financial results, which may require the introduction of new or modified non-GAAP measures to explain those results.
The company’s adoption of IFRS 17 is progressing as planned. In 2021, the company’s efforts focused on the selection and evaluation of significant accounting policies and estimates, and the implementation and testing of information technology systems across the insurance and reinsurance subsidiaries to enable parallel reporting in 2022. The company continues to evaluate the effect that the adoption of IFRS 17 will have on its consolidated financial statements.
Risk Management
Overview
The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 for a detailed discussion of the company’s risk management policies.
Issues and Risks
The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled “Risk Factors” in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.
COVID-19 pandemic
COVID-19 continues to weigh heavily on the global economy with the rapid spread of the Delta and Omicron variants continuing to create significant uncertainty, despite many of the global economies emerging from government mandated lockdowns and vaccines becoming more widely available. The lockdowns have significantly affected global supply chains causing shortages in many raw materials placing significant inflationary pressures on most goods and services. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world, and as a result, are facing upward cost pressures. During 2021 the company repaid its revolving credit facility which was used as support for its insurance and reinsurance operations should it be needed during the pandemic.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the continuing effects of COVID-19, including future responses to new variants and the long term implications of the virus, will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions in the future are likely to continue. Such further developments could have a material adverse effect on the company’s business, financial condition, results of operations and cash flows. As restrictions across global economies were lifted, the effects of the slowdowns in 2020 began to reverse throughout 2021. COVID-19 continues to adversely affect the company’s operating segments to varying degrees. Underwriting results in 2021 continue to be negatively affected by COVID-19 losses, albeit to a lesser extent, primarily from event cancellation and accident and health exposures. The company expects its insurance and reinsurance operations to continue to experience reductions in premiums written, compared with pre-pandemic levels, in certain segments where premiums are directly or indirectly linked to economic activity. Certain of the company’s non-insurance operations continue to experience reductions in revenue relative to pre-pandemic periods due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the full re-opening of the economy in the jurisdictions in which they operate. The company’s non-insurance operations have reported improved results in 2021 compared to 2020, principally within the Restaurants and retail operating segment as a result of higher business volumes across most companies in this segment due to reduced COVID-19 related lockdown restrictions.
Claims Reserves
Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.
Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.
In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.
The company’s management of pricing and reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.
Catastrophe Exposure
The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.
The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Portfolio
Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.
The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.
The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.
Cyclical Nature of the Property & Casualty Business
The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.
The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.
In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.
The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Latent Claims
The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.
The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2021.
Recoverable from Reinsurers and Insureds
Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 and in the Recoverable from Reinsurers section of this MD&A.
The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.
Ratings
Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies.
Acquisitions, Divestitures and Strategic Initiatives
The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial condition, profitability or cash

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flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.
The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and divestitures are discussed in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.
Derivative Instruments
The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.
The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.
The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, market risk, interest rate risk and counterparty risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.
Economic Hedging Strategies
The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2021.
The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.
The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Competition
The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.
Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.
Emerging Claim and Coverage Issues
The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.
The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.
Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.
Holding Company Liquidity
Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.
Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may

FAIRFAX FINANCIAL HOLDINGS LIMITED

severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.
Access to Capital
The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.
The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2021. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $9.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. The company’s management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 and in the Liquidity section of this MD&A.
Key Employees
The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.
Cost of Reinsurance and Adequate Protection
The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years, the effects of social inflation in the United States and the low interest rate environment. The retrocession market continues to experience the significant rate increases due to increased catastrophe activity in recent years. Each of the company’s insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.
Regulatory, Political and other Influences
The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.
In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.
The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management, under the heading of  “Capital Management”) to the consolidated financial statements for the year ended December 31, 2021 and in the “Capital Resources and Management” section of this MD&A.
Economic Sanctions and Foreign Corrupt Practices
The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company’s business is subject to the Canadian Corruption of Foreign Public Officials Act, U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.
Information Requests or Proceedings by Government Authorities
From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s

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internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.
Regional or Geographical Limitations and Risks
The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.
Lawsuits and Regulatory Proceedings
The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.
The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2021.
Technology Infrastructure
The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.
Systemic Cyber-Attacks
The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs and reputational damage, and adversely affect the company’s results of operations, financial condition and liquidity.
Cyber-attacks could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.
The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.
Significant Shareholder
The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.8% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.
Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.
Foreign Exchange
The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.
Reliance on Distribution Channels
The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general

FAIRFAX FINANCIAL HOLDINGS LIMITED

agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.
The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.
Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.
Goodwill, Indefinite-lived Intangible Assets and Investments in Associates
The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).
Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2021.
Taxation
Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.
The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company. Canada, together with approximately 140 other countries comprising the Organisation for Economic Co-operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”), approved in principle in 2021 certain base erosion tax initiatives including the introduction of a 15% global minimum tax which is intended to be effective in 2023. Canada has not yet released any domestic legislation in respect of the introduction of a global minimum tax. In February 2022, the Department of Finance Canada released for public comment draft legislative proposals which, if enacted, may limit the deductibility of interest and financing expenses for Canadian tax purposes. The draft legislative proposals are generally intended to apply in respect of taxation years beginning on or after January 1, 2023. Comments on the draft legislative proposals are invited until May 5, 2022. The company will continue to monitor the BEPS and interest deductibility limitation proposals, which may result in an increase in future taxes and an adverse effect on the company.
The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2021.
Technological Changes
Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.
Guaranty Funds and Shared Markets
Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other
Quarterly Data (unaudited)
Years ended December 31
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2021
Income	5,998.2	6,831.0	6,710.4	6,928.3	26,467.9
Net earnings	822.6	1,280.2	576.1	987.7	3,666.6
Net earnings attributable to shareholders of Fairfax	806.0	1,201.4	462.4	931.3	3,401.1
Net earnings per share	$30.44	$45.79	$17.43	$35.66	$129.33
Net earnings per diluted share	$28.91	$43.25	$16.44	$33.64	$122.25
2020
Income	3,159.1	5,065.1	4,992.6	6,578.1	19,794.9
Net earnings (loss)	(1,389.1)	426.3	41.8	958.4	37.4
Net earnings (loss) attributable to shareholders of Fairfax	(1,259.3)	434.9	133.7	909.1	218.4
Net earnings (loss) per share	$(47.38)	$16.00	$4.66	$34.28	$6.59
Net earnings (loss) per diluted share	$(47.38)	$15.26	$4.44	$32.68	$6.29
Income of  $5,998.2 in the first quarter of 2021 increased from $3,159.1 in the first quarter of 2020 principally as a result of net gains on investments and share of profit of associates in the first quarter of 2021 compared to net losses on investments and share of loss of associates in the first quarter of 2020, and increased net premiums earned, partially offset by decreases in other revenue, interest and dividends, and gain on the deconsolidation of insurance subsidiaries. Net earnings attributable to shareholders of Fairfax of  $806.0 (net earnings of  $30.44 and $28.91 per basic and diluted share respectively) in the first quarter of 2021 compared to a net loss attributable to shareholders of Fairfax of  $1,259.3 (net loss of  $47.38 per basic and diluted share) in the first quarter of 2020, principally reflected net gains on investments (compared to net losses on investments in the first quarter of 2020) and higher operating income at the property and casualty insurance and reinsurance operations (reflecting increased underwriting profit and share of profit of associates, partially offset by lower interest and dividends), partially offset by a provision for income taxes (compared to a recovery of income taxes).
Income of  $6,831.0 in the second quarter of 2021 increased from $5,065.1 in the second quarter of 2020, principally as a result of increases in net premiums earned, net gains on investments and other revenue, and share of profit of associates in the second quarter of 2021 compared to share of loss of associates in the second quarter of 2020. Net earnings attributable to shareholders of Fairfax increased to $1,201.4 (net earnings of  $45.79 and $43.25 per basic and diluted share respectively) in the second quarter of 2021 from $434.9 (net earnings of  $16.00 and $15.26 per basic and diluted share respectively) in the second quarter of 2020, principally reflected increased net gains on investments and improved underwriting profitability at the property and casualty insurance and reinsurance operations, partially offset by higher provision for income taxes.
Income of  $6,710.4 in the third quarter of 2021 increased from $4,992.6 in the third quarter of 2020, principally as a result of increases in net premiums earned, net gains on investments, share of profit of associates and other revenue, and gain on sale and consolidation of insurance subsidiaries. Net earnings attributable to shareholders of Fairfax increased to $462.4 (net earnings of  $17.43 and $16.44 per basic and diluted share respectively) in the third quarter of 2021 from $133.7 (net earnings of  $4.66 and $4.44 per basic and diluted share respectively) in the third quarter of 2020, principally reflecting increases in net gains on investments, share of profit of associates, and gain on sale and consolidation of insurance subsidiaries, partially offset by an underwriting loss in the third quarter of 2021, provision for income taxes and non-controlling interests’ share of net earnings.
Income of  $6,928.3 in the fourth quarter of 2021 increased from $6,578.1 in the fourth quarter of 2020 principally as a result of increased net premiums earned, partially offset by a decrease in net gains on investments. Net earnings attributable to shareholders of Fairfax increased to $931.3 (net earnings of  $35.66 and $33.64 per basic and diluted share respectively) in the fourth quarter of 2021 from $909.1 (net earnings of  $34.28 and $32.68 per basic and diluted share respectively) in the fourth quarter of 2020, principally reflecting improved underwriting profitability at the property and casualty insurance and reinsurance operations and a decrease in provision for income taxes, partially offset by a decrease in net gains on investments, an increase in the operating loss at the Life Insurance and Run-off reporting segment (principally related to increased net adverse prior year reserve development at Run-off) and increased Corporate overhead and other expense (primarily related to lower share of profit of associates, non-cash goodwill impairment charges (principally related to Run-off), and increased charitable donations and employee compensation expense).
Operating results at the company’s insurance and reinsurance operations have been, and may continue to be, affected by the ongoing COVID-19 pandemic and the effects it continues to have on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.
Stock Prices and Share Information
At March 3, 2022, Fairfax had 23,024,111 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 23,772,881 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.
The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2021 and 2020.
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2021
High	560.59	581.00	579.57	636.08
Low	427.49	538.41	507.75	493.00
Close	548.55	543.60	511.31	622.24
2020
High	637.11	460.13	439.84	465.01
Low	332.82	319.37	368.89	346.84
Close	431.43	419.43	392.10	433.85
Compliance with Corporate Governance Rules
Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.
The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics and an Anti-Corruption Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Gross premiums written and net premiums written – The company presents information on gross premiums written and net premiums written throughout its financial reporting. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – This is a measure of underwriting activity in the insurance industry that is calculated by the company for its insurance and reinsurance operations as net premiums earned less underwriting expenses, which is comprised of losses on claims, net, commissions, net, and operating expenses (excluding corporate overhead), as presented in the consolidated statement of earnings. Corporate overhead, comprised of the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries, is a component of operating expenses as presented in the consolidated statement of earnings.
	Year ended December 31,
	2021	2020
Net premiums earned	16,558.0	13,988.7
Underwriting expenses:
Losses on claims, net	10,740.5	9,324.5
Operating expenses	2,946.1	2,536.5
Commissions, net	2,787.9	2,355.0
Less: corporate overhead	(409.0)	(328.2)
	16,065.5	13,887.8
Underwriting profit	492.5	100.9
Property and casualty insurance and reinsurance ratios – The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). All of the ratios described above are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021 and are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or COVID-19 losses, as a percentage of net premiums earned during the same period. Similarly, net favourable or adverse prior year reserve development, which is also a component of losses on claims, net, may be expressed as combined ratio points. Both losses on claims, net, and net premiums earned, are amounts presented in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses, and provision for unearned premiums) and insurance contract payables, less the sum of its recoverable from reinsurers, insurance contract receivables and deferred premium acquisition costs, all as presented on the consolidated balance sheet. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual benefit (cost) of float is calculated by expressing annual underwriting profit (loss) from note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021 as a percentage of average float for the year (the simple average of float at the beginning and end of the year).
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share over the long term by 15% annually. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading “Common stock”) respectively to the consolidated financial statements for the year ended December 31, 2021.
Equity exposures – Long equity exposures and short equity exposures refer to the company’s long and short positions respectively, in equity and equity-related instruments held for investment purposes, and net equity exposures and financial effects refers to the company’s long equity exposures net of its short equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 24 (Financial Risk Management, under the heading “Market risk”) to the consolidated financial statements for the year ended December 31, 2021.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2021, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 24 (Financial Risk Management, under the heading “Capital Management”) thereto.
Total of Segments Measures
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net gains (losses) on investments, gain on sale and consolidation of insurance subsidiaries, interest expense and corporate overhead, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes underwriting profit (loss) for the insurance and reinsurance operations and includes other revenue and other expenses for the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table below. All figures in that table are from the company’s consolidated statement of earnings for the year ended December 31, 2021, except for underwriting profit and corporate overhead, which are described above under “Supplementary Financial Measures”.
	Year ended December 31,
	2021	2020
Underwriting profit:
Property and casualty insurance and reinsurance	801.2	309.0
Life insurance and Run-off	(309.0)	(208.1)
Eliminations and adjustments	0.3	–
Non-insurance companies:
Other revenue	5,158.0	4,719.6
Other expenses	(5,086.9)	(4,858.9)
Investments:
Interest and dividends	640.8	769.2
Share of profit (loss) of associates	402.0	(112.8)
Operating income	1,606.4	618.0
Net gains on investments	3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries	264.0	117.1
Interest expense	(513.9)	(475.9)
Corporate overhead	(409.0)	(328.2)
Earnings before income taxes	4,392.6	244.1
Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including net premiums written, net premiums earned, underwriting profit (loss) and operating income (loss), consistent with the information presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Non-GAAP Financial Measures
Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments.
	December 31, 2021			December 31, 2020
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates	4,541.9	4,117.0	424.9	3,304.6	3,763.1	(458.5)
Non-insurance companies	1,525.8	1,604.3	(78.5)	1,016.6	1,220.7	(204.1)
	6,067.7	5,721.3	346.4	4,321.2	4,983.8	(662.6)
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at December 31, 2021 and 2020, and excludes investments in associates held by the company’s consolidated non-insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.
	December 31, 2021		December 31, 2020
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	5,671.9	4,755.1	4,154.3	4,381.8
Less:
Insurance and reinsurance investments in associates(1)	1,099.1	607.4	812.0	575.2
Associates held by consolidated non-insurance companies(2)	30.9	30.7	37.7	43.5
Non-insurance associates included in the performance measure	4,541.9	4,117.0	3,304.6	3,763.1

(1)
As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2021, and excludes investment in associate held for sale at December 31, 2020.

(2)
Principally comprised of associates held by Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

Non-insurance companies included in the performance measure
The consolidated non-insurance subsidiaries included in this performance measure are those that are market traded – Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge. Their fair values are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary is Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2021 and 2020, as shown in the table below which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the Non-insurance companies reporting segment included in the company’s consolidated balance sheet.
	December 31, 2021			December 31, 2020
	Market traded non-insurance companies	All other non- insurance companies(2)	Total non- insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non- insurance companies(1)
Portfolio investments	2,418.5	(165.7)	2,252.8	2,112.0	(301.7)	1,810.3
Deferred income tax assets	41.1	25.8	66.9	24.0	40.5	64.5
Goodwill and intangible assets	2,069.5	271.7	2,341.2	1,705.2	896.6	2,601.8
Other assets(3)	1,895.9	1,299.6	3,195.5	1,861.3	2,011.1	3,872.4
Total assets	6,425.0	1,431.4	7,856.4	5,702.5	2,646.5	8,349.0
Accounts payable and accrued liabilities(3)	1,565.2	647.3	2,212.5	1,303.2	1,380.8	2,684.0
Derivative obligations	–	47.9	47.9	–	50.0	50.0
Deferred income tax liabilities	153.7	44.8	198.5	139.2	58.5	197.7
Borrowings – non-insurance companies	1,093.4	522.8	1,616.2	1,270.0	922.5	2,192.5
Total liabilities	2,812.3	1,262.8	4,075.1	2,712.4	2,411.8	5,124.2
Shareholders’ equity attributable to shareholders of Fairfax(4)	1,604.3	178.2	1,782.5	1,220.7	165.2	1,385.9
Non-controlling interests	2,008.4	(9.6)	1,998.8	1,769.4	69.5	1,838.9
Total equity	3,612.7	168.6	3,781.3	2,990.1	234.7	3,224.8
Total liabilities and equity	6,425.0	1,431.4	7,856.4	5,702.5	2,646.5	8,349.0

(1)
Non-insurance companies reporting segment as presented in the Segmented Balance Sheet in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.

(2)
Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.

(3)
Other assets includes due from affiliates, and accounts payable and accrued liabilities includes due to affiliates.

(4)
Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary’s underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.
	Year ended December 31,
	2021	2020
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL):
Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit and Allied World	4,241.4	2,614.2
All other reporting segments	(214.8)	(138.2)
Net (purchases) sales of investments classified at FVTPL	2,614.4	(2,336.2)
Cash provided by operating activities as presented in the consolidated statement of cash flows	6,641.0	139.8
Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as “Investments in Fairfax insurance and reinsurance affiliates”, intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as “Investments in Fairfax affiliates” in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.
Appendix to Chairman’s Letter to Shareholders
The Chairman’s Letter to Shareholders (“the Letter”) presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.
Fairfax Worldwide Insurance Operations as at December 31, 2021
This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company's consolidated financial statements for the year ended December 31, 2021. As associates are recorded using the equity method of accounting under IFRS and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company's consolidated statement of earnings and consolidated balance sheet respectively.
Gross Premiums Written per Share
This supplementary financial measure is calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, as presented in note 25 (Segmented Information) and note 16 (Total Equity) respectively to the consolidated financial statements for the year ended December 31, 2021. Management uses this measure as an indicator of organic growth and accretive acquisitions in its core property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.
Compound Growth in Book Value per Share
This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this annual report, under the heading “Glossary of Non-GAAP and Other Financial Measures”.
Average Total Return on Investments
This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this annual report, under the heading “Total Return on the Investment Portfolio”.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Unconsolidated Balance Sheet
The unconsolidated balance sheet in the Letter presents the IFRS carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2021. As IFRS requires that controlled subsidiaries be consolidated, the following table presents a reconciliation of the unconsolidated balance sheet to the company’s consolidated balance sheet as at December 31, 2021. All figures are rounded to US$ billions, and may not add due to rounding.

	December 31, 2021
	As presented in the unconsolidated balance sheet	Reclassifications	Consolidation of subsidiaries	As presented in the consolidated balance sheet
	(US$ billions)
Assets
Northbridge	1.8	—	(1.8)	—
Odyssey Group	3.7	—	(3.7)	—
Crum & Forster	2.1	—	(2.1)	—
Zenith National	1.0	—	(1.0)	—
Brit	1.8	—	(1.8)	—
Allied World	2.9	—	(2.9)	—
Fairfax Asia	2.6	—	(2.6)	—
Insurance and Reinsurance – Other	1.1	—	(1.1)	—
Life insurance and Run-off	0.5	—	(0.5)	—
Insurance and reinsurance operations	17.5	—	(17.5)	—
Recipe	0.5	—	(0.5)	—
Thomas Cook India	0.3	—	(0.3)	—
Fairfax India	0.4	—	(0.4)	—
Other Non-insurance	0.6	—	(0.6)	—
Non-insurance operations	1.8	—	(1.8)	—
Total consolidated operations	19.3	—	(19.3)	—
Holding company cash and investments	1.5	—	—	1.5
Insurance contract receivables	—	—	6.9	6.9
Investments in associates	0.9	(0.9)	—	—
Portfolio investments	—	0.9	50.8	51.7
Deferred premium acquisition costs	—	—	1.9	1.9
Recoverable from reinsurers	—	—	12.1	12.1
Deferred income tax assets	—	—	0.5	0.5
Goodwill and intangible assets	—	—	5.9	5.9
Other assets	—	0.7	5.4	6.1
Other holding company assets	0.7	(0.7)	—	—
Total assets	22.4	—	64.2	86.6
Liabilities
Accounts payable and other liabilities	0.7	—	4.3	5.0
Derivative obligations	—	—	0.2	0.2
Deferred income tax liabilities	—	—	0.6	0.6
Insurance contract payables	—	—	4.5	4.5
Insurance contract liabilities	—	—	47.3	47.3
Borrowings – holding company and insurance and reinsurance companies	—	5.3	0.8	6.1
Borrowings – non-insurance companies	—	—	1.6	1.6
Borrowings – holding company	5.3	(5.3)	—	—
Total liabilities	6.0	—	59.3	65.3
Equity
Common shareholders’ equity	15.1	—	—	15.1
Preferred stock	1.3	—	—	1.3
Shareholders’ equity attributable to shareholders of Fairfax	16.4	—	—	16.4
Non-controlling interests	—	—	4.9	4.9
Total Equity	16.4	—	4.9	21.3
Total Liabilities and Total Equity	22.4	—	64.2	86.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Directors of the Company
Robert J. Gunn
Corporate Director
The Right Honourable David L. Johnston
Corporate Director
Karen L. Jurjevich
Principal, Branksome Hall
R. William McFarland
Corporate Director
Christine N. McLean
Corporate Director
Timothy R. Price
Chairman, Brookfield Funds, a division of
Brookfield Asset Management Inc.
Brandon W. Sweitzer
Dean, School of Risk Management, St. John’s University
Lauren C. Templeton
President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
Chief Executive Officer, Marval Capital Ltd.
V. Prem Watsa
Chairman and Chief Executive Officer of the Company
William C. Weldon
Corporate Director
Officers of the Company
Jennifer Allen
Vice President and Chief Financial Officer
Bryan Bailey
Vice President, Tax
Peter Clarke
President and Chief Operating Officer
Jean Cloutier
Vice President and Chairman International
Vinodh Loganadhan
Vice President, Administrative Services
Bradley Martin
Vice President, Strategic Investments
Olivier Quesnel
Vice President and Chief Actuary
Eric Salsberg
Vice President, Corporate Affairs and Corporate Secretary
John Varnell
Vice President, Corporate Development
Michael Wallace
Vice President, Insurance Operations
V. Prem Watsa
Chairman and Chief Executive Officer
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
General Counsel
Torys LLP

Operating Management
      Fairfax Insurance Group
Andrew A. Barnard, President
      Northbridge
Silvy Wright, President
Northbridge Financial Corporation
      Odyssey Group
Brian D. Young, President
Odyssey Group Holdings, Inc.
      Crum & Forster
Marc Adee, President
Crum & Forster Holdings Corp.
      Zenith National
Kari Van Gundy, President
Zenith National Insurance Corp.
      Brit
Matthew Wilson, President
Martin Thompson, Interim President
Brit Limited
      Allied World
Lou Iglesias, President
Allied World Assurance Company Holdings, Ltd
      Fairfax Asia
Ramaswamy Athappan, Chief Executive Officer
Sammy Y. Chan, President
Gobinath Athappan, Chief Operating Officer
and President, Pacific Insurance
      Insurance and Reinsurance – Other
Bruno Camargo, President
Fairfax Brasil
Jacek Kugacz, President
Polish Re
Peter Csakvari, President
Colonnade Insurance
Edwyn O’Neill, President
Bryte Insurance
Fabricio Campos, President
Fairfax Latin America
Andrey Peretyazhko, President
ARX Insurance
Oleksiy Muzychko, President
Universalna Insurance
      Eurolife
Alexander Sarrigeorgiou, President
Eurolife FFH Insurance Group
      Run-off
Nicholas C. Bentley, President
RiverStone Group
      Other
Bijan Khosrowshahi, President
Fairfax International
Wade Burton, President
Hamblin Watsa Investment Counsel

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
Telephone:  (416) 367-4941
Website:  www.fairfax.ca